Form 20-F
period 2005-12-31
Giant Oil & Gas Inc.
filed 2006-06-30
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT FISCAL 12/31/2005

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________December 31, 2005________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: ________________

GIANT OIL & GAS INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

246 Stewart Green S.W., Suite 4010, Calgary, Alberta, Canada T3H 3C8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 41,560,300 shares outstanding as of December 31, 2005.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 _XXX Item 18 ___

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act        Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐ No ☒

Index to Exhibits on Page ___

GIANT OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2005

TABLE OF CONTENTS

Oil & Gas Glossary

Introduction
Part I

Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4. Item 4A.	Information on the Company Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Other Securities Other Than Equity Securities
Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	Reserved
Part III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

Financial Statements

Signature Page

OIL AND GAS GLOSSARY

Term	Definition

Adsorption	The accumulation of gases, liquids, or solutes on the surface of a solid or liquid.
Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Coal	A carbon-rich rock derived from plant material (peat)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
Drilling logs

Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data.

Exploration

The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to “Development” phase.

Fracturing	The application of hydraulic pressure to the reservoir formation to create fractures through which oil or gas may move to the wellbore.
Methane

The simplest of the various hydrocarbons and is the major hydrocarbon component of natural gas, and in fact is commonly known as natural gas. It is colorless, odorless, and burns efficiently without many byproducts

Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land
Permeability	A measure of the ability of a rock to transmit fluid through pore spaces.
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

INTRODUCTION

We were formed as a corporation under the Federal laws of Canada pursuant to the Canada Business Corporations Act on April 2, 2004. We are an oil and gas exploration stage company and anticipate acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

In this Annual Report, the “Company”, “Giant Oil & Gas Inc.”, “we”, “our”, and “us”, refer to Giant Oil & Gas Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta, T3H 3C8.

BUSINESS OF GIANT OIL & GAS INC.

Giant Oil & Gas Inc. (the “Company”) is principally a company engaged in the acquisition and exploration of oil and gas properties. The Company entered into its first property option agreement on February 8, 2005. The Company currently has a coal bed methane project in the Cooking Lake area of Alberta, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for Fiscal 2005 and from April 2, 2004 (inception) to December 31, 2004 was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The selected financial information disclosed below has been derived from financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). There are no material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company.

Selected Financial Information

All in Canadian $ except Common Shares issued	For the Period April 2, 2004 (Inception) to December 31, 2004	For the Twelve Months Ended December 31, 2005

Operating Revenues	-	-
Interest Income	-	$468
Loss from Operations	$(5,880)	$(57,123)
Net Loss	$(5,880)	$(57,123)
Loss per Share – Basic and Diluted	$(0.00)	$(0.00)
	As of December 31, 2004	As of December 31, 2005
Total Assets	$132,909	$77,315
Net Assets	$127,150	$70,027
Total Liabilities	$5,759	$7,288
Working Capital	$127,150	$70,027
Share Capital	$133,030	$133,030
Common Shares Issued	41,560,300	41,560,300
Dividends Declared	-	-

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of two periods ended December 31st since the Company’s inception on April 2, 2004, the average rates for the period and the range of high and low rates for the period. The data for May 2006 and for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close

May 2006	1.11	1.10	1.12	1.10
April 2006	1.14	1.11	1.17	1.12
March 2006	1.16	1.13	1.18	1.17
February 2006	1.15	1.14	1.16	1.14
January 2006	1.16	1.14	1.17	1.14
December 2005	1.16	1.15	1.17	1.17

Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
April 2, 2004 to December 31, 2004	1.30	1.20	1.38	1.20

3.B. Capitalization and Indebtedness

--- Not applicable ---

3.C. Reasons for the Offer and Use of Proceeds

--- Not applicable ---

3.D. Risk Factors

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATING TO OUR COMPANY:

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATING TO OUR COMPANY:

1.     We are an exploration stage company, with no operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

We incorporated on April 2, 2004 and aside from forming the Company, making an option payment to JRC Enterprises Ltd., and entering into a property agreement with Stone Petroleums Ltd. et al, we have not commenced meaningful operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations and have been focused on organizational, start-up, market analysis, and fund raising activities. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

• our ability to raise adequate working capital;

• success of our development and exploration;

• demand for natural gas and oil;

• the level of our competition;

• our ability to attract and maintain key management and employees; and

• our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and harm the trading of our common shares if and when we become eligible for trading on the OTC Bulletin Board.

2.     As the property has not been examined by a professional geologist or engineer we have no known natural gas reserves. Without natural gas reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

On June 14, 2006, the Company acquired a 100% interest in a Petroleum and Natural Gas lease with the government of the Province of Alberta. Such lease pertains to piece of real property measuring 64 hectares and located in an area known as Cooking Lake, approximately 12.5 miles east of Edmonton, Alberta, Canada (the “Cooking Lake Property”). The Cooking Lake Property has not been examined by a professional geologist or engineer. As such, the Cooking Lake Property has no known natural gas reserves. If the Cooking Lake Property does not contain natural gas reserves, the Company will not be able to extract natural gas or any other economically valuable resources from the Cooking Lake Property. In such a situation, we will not generate income and we will have to cease operations which will result in the loss of your investment.

3.     At this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their investment.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares if an when we become eligible for trading on the OTC Bulletin Board. Investors may find it difficult to sell their shares on the OTC Bulletin Board.

4.     If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

We will require substantial additional capital to participate in the development of our coal bed methane property as well as for acquisition and/or development of other producing properties. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments.

5.     We are heavily dependent on Robert Coale, our CEO, President and Chairman. The loss of Mr. Coale, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of Robert Coale, whose knowledge, leadership and technical expertise would be difficult to replace, and on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. We do not have an employment agreement with Mr. Coale and maintain no key person insurance on Mr. Coale. In addition, Mr. Coale is an officer and director of other public companies, which may impact the amount of his time spent on our business matters. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Coale.

6.     Other than Robert Coale and Michael Nott, our management, officers and directors do not have extensive oil and gas experience, therefore our management, officers or directors must rely on independent consultants and experts in the area of oil and gas exploration and production, which consultants may be difficult and expensive to obtain or may not provide reliable advice and, as a result, our business could fail.

Other than Mr. Coale and Mr. Nott, our management, officers and directors do not have extensive oil and gas experience. All business decisions made by them regarding oil and gas exploration and production will be in reliance on the advice of others due to this lack of experience. We intend to use the services and advice of independent consultants and contractors for various professional services, particularly in the area of land services, drilling, water hauling, pipeline construction, well design, well-site monitoring and surveillance, permitting and environmental assessment. If reliable advice is too expensive to obtain or if we hire consultants that do not provide us with reliable advice, it is likely our business will fail.

7.     Volatility of oil and gas prices and markets could make it difficult for us to achieve profitability and less likely investors in our common shares will receive a return on their investment.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil. The amounts of, and price obtainable, for any oil and gas production that we achieve will be affected by market factors beyond our control. If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

• worldwide or regional demand for energy, which is affected by economic conditions;

• the domestic and foreign supply of natural gas and oil;

• weather conditions;

• domestic and foreign governmental regulations;

• political conditions in natural gas and oil producing regions;

• the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

• the price and availability of other fuels.

8.     Drilling wells is speculative, often involving significant costs that may be more than our estimates. Any material inaccuracies in drilling costs, estimates or underlying assumptions will reduce the profitability of our business and will negatively affect our results of operations.

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical.

9.     The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical.

The natural gas and oil business involves a variety of operating risks, including:

• fires;

• explosions;

• blowouts and surface cratering;

• uncontrollable flows of oil, natural gas, and formation water;

• natural disasters, such as hurricanes and other adverse weather conditions;

• pipe, cement, or pipeline failures;

• casing collapses;

• embedded oil field drilling and service tools;

• abnormally pressured formations; and

• environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

• injury or loss of life;

• severe damage to and destruction of property, natural resources and equipment;

• pollution and other environmental damage;

• clean-up responsibilities;

• regulatory investigation and penalties;

• suspension of our operations; and

• repairs to resume operations.

10.    If we commence drilling, the unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

11.    We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

12.    If we commence drilling our oil and gas operations may expose us to environmental liabilities.

If we commence drilling and experience any leakage of crude oil and/or gas from the subsurface portions of our property, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operations on our property, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws, even though we do not currently own the lease for the Well and only if we exercise our option to acquire a limited working and net revenue interest.

13.    Exploratory drilling involves many risks and we may become liable for pollution or other liabilities, which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

14.    The potential profitability of oil and gas ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

15.    Since Messrs. Coale, Neal, Nott, and Budge, directors of the Company, have other outside business activities and will only be devoting approximately 20% of their time to our operations, our operations may be sporadic. This may result in periodic interruptions or suspensions of exploration, which may result in the loss of your investment.

Because our directors and executive officers have other outside business activities and will only be devoting approximately 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Coale, Neal, Nott and Budge. As a result, exploration of our property and any other properties in the future in which we acquire an interest may be periodically interrupted or suspended.

16.    On our December 31, 2005 financial statements our auditors’ included an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $63,003 from April 2, 2004 (inception) to December 31, 2005. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

17.    Because we are incorporated under the Canada Business Corporations Act, enforcement of civil liabilities against us or our officers or directors may be difficult or impossible from outside the jurisdiction of Canada.

We are a corporation organized under the Canada Business Corporations Act. Three of our directors and one of our officers reside in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our officers or directors outside the United States. If an investor was able to obtain a judgment against us or any of our officers or directors in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in Canada.

18.    If we do not maintain the property lease payments on our property, we will lose our interest in the property as well as losing all monies incurred in connection with the property.

We have a petroleum and natural gas lease in Alberta, Canada that was acquired from Stone Petroleum Ltd. et al. Our lease requires annual lease payments to the Alberta provincial government. See Item 4.D of the 20-F for a more detailed description of the property obligations. If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the property and we will not retain any kind of interest in the property.

19.    We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in locating and commercializing oil and natural gas reserves.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies, which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

20.    Our principal stockholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 72.2% of our outstanding common shares. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could affect the market price of our common shares if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

21.    We expect losses to continue in the future because we have no oil or gas reserves and, consequently, no revenue to offset losses.

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in the next 12 months. The operating losses will occur because there are expenses associated with the acquisition of, and exploration of natural gas and oil properties, which do not have any income-producing reserves. Failure to generate revenues may cause us to go out of business. We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

22.    Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development. We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current property is without known reserves of natural gas. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional monies through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

23.    Since our president and directors work for other natural resource exploration companies, their other activities for those other companies could slow down our operations or negatively affect our profitability.

Our officers and directors are not required to work exclusively for us and do not devote all of their time to our operations. In fact, our president and our directors work for other natural resource exploration companies. Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies. Their other activities may prevent them from devoting full-time to our operations, which could slow our operations and may reduce our financial results because of the slow down in operations. It is expected that each of our directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

RISKS RELATING TO OUR COMMON SHARES:

24.    We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

25.    Our common shares are subject to the “Penny Stock” Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

26.    We have registered 34,200,000 common shares underlying our warrants that may be available for future sale. The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of June 22, 2006, we had warrants outstanding to purchase an aggregate of 34,200,000 common shares. We have registered 34,200,000 common shares underlying warrants and all of these warrants will be freely tradable under U.S. federal law upon their maturity date of May 20, 2007. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

27.    There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We have applied for admission to quotation of our securities on the OTC Bulletin Board. If for any reason our common shares are not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

28.    State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in common shares sold in this offering will not be possible in any state until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common shares in any particular state, the common shares could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common shares, the liquidity for the common shares could be significantly impacted thus causing you to realize a loss on your investment.

29.    We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian generally accepted accounting principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with Canadian GAAP together with reconciliation to US GAAP. In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

30.    Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

31.    We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, we may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC, which would result in adverse tax consequences to our shareholders who are U.S. citizens.

32.    Because a significant portion of our assets and one of our officers and three of our directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

A significant portion of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, three of our directors and one of our officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an exploration stage oil and gas company incorporated under the Canada Business Corporations Act in Alberta, Canada on April 2, 2004 under the name “Giant Oil & Gas Inc.” Our office is located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta T3H 3C8. Our telephone number is (604) 613-1334. We do not yet maintain an Internet address.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.

No commercially viable natural gas deposit may exist on our property. Our plan of operations is to carry out geological analysis of this property in order to ascertain whether it possesses deposits of natural gas. We can provide no assurance to investors that our property contains a commercially viable natural gas deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we definitely have no known reserves on our property.

For the period from April 2, 2004 (inception) to December 31, 2005, we did not generate any revenue.

4.B. Business Overview

Historical Corporate Development

We are an exploration stage oil and gas company incorporated under the Canada Business Corporations Act in Alberta, Canada on April 2, 2004 under the name “Giant Oil & Gas Inc.”

We are a company in the early stages of engaging in the exploration and development of oil and gas properties. To accomplish our objective, our strategy is to acquire exploration prospects. On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Conveyance Agreement with Stone Petroleums Ltd. et al whereby the Company acquired a 100% interest in a petroleum and natural gas lease in the Cooking Lake area of Alberta, Canada. The rights associated with the lease relate to petroleum and natural gas. The Company’s specific goal is to explore the property for potential coal bed methane.

However, extensive analysis of this property will be required before we can make an evaluation as to the economic feasibility of developing or finding valuable natural gas on these grounds. In addition, there is no assurance that we will be able to make the payments required by the lease agreement for the property. There is no assurance that the property will ever generate any revenue.

On February 8, 2005, the Company entered into an Assignment of Interest Agreement (“Agreement”) with JRC Enterprises Ltd. (“JRC”) giving the Company the irrevocable assignment of a 10% working interest and 8% net revenue interest in the Wimberly #5 (the “Well”), located in Jack County, Texas.

In consideration for the Agreement, we paid JRC USD $6,000 (CDN $7,546) for a one year option. We did not exercise our option and as a result, we do not currently have an interest in the Well.

We have limited finances and require additional funding in order to accomplish our exploration, development and acquisition objectives. There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion. There is also no assurance that our oil and natural gas exploration activities will produce commercially viable reserves. Our efforts to extract oil and gas may be unprofitable.

We may seek relationships with other mineral exploration and development companies that will allow us to exploit idle and/or undeveloped resources.

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. The oil and gas leases currently leased by the Company are owned by the Province of Alberta and are managed by the Department of Energy. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

•	accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

ANTICIPATED CHANGES TO FACILITIES AND EMPLOYEES

Management of the Company anticipates no changes to either facilities or employees in the near future.

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s property in Alberta throughout the year because seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

COMPETITION

The oil and gas exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies that have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

4.C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

4.D. Property, Plant And Equipment

CORPORATE OFFICES

We do not own any real property. We currently lease our corporate headquarters at 246 Stewart Green S.W., Suite 4010, Calgary, Alberta T3H 3C8.

We believe that our rented properties are adequate for our current and immediately foreseeable operating needs. We do not have any policies regarding investments in real estate, securities or other forms of property.

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below.

PETROLEUM AND NATURAL GAS LEASE

The Company has an interest in a petroleum and natural gas (“PN&G”) lease in Alberta, Canada.

Coal Bed Methane Background

Stratigraphic Intervals Containing Coal Zones with CBM Potential

120°
110°
60°
60°
CANADA
U.S.A.
ALBERTA
Peace River
Peace
River
Fort McMurray
Peace River
Grande Prairie
Athabasca
River
Athabasca
54°
Edmonton
River
Lloydminster
Saskatchewan
North
Red Deer
Calgary
S. Sask. R.
Medicine Hat
Lethbridge
49°
114°
110°
Mannville Group
Horseshoe Canyon Formation
Belly River Group
Scollard Formation (Ardley)
Kootenay Group
Luscar Group
0
100
200 km

EUB Alberta Energy and Utilities Board | AGS Alberta Geological Survey

Alberta contains vast amounts of coal distributed throughout the southern Plains, Foothills, and Mountains. The Alberta Energy and Utilities Board estimates there are 91 billion tonnes of coal resources suitable for mining and an additional 2 trillion tonnes of coal at depth in the Alberta Plains that may be suited for CBM. According to a study by the Alberta Geological Survey, Alberta’s coal bed resource could contain approximately 14 trillion cubic meters (500 trillion cubic feet) of natural gas.

Coal bed methane (“CBM”) is a natural gas found in coal seams and it is the same gas that is commonly used to heat homes and used extensively by manufacturing industries. All provincial laws and regulations in Alberta in place for ‘natural gas’ also cover CBM. Conventional natural gas refers to a mixture of hydrocarbons that can be recovered from rock reservoirs such as sandstones and dolostones through commonplace production techniques. CBM is considered unconventional natural gas because the coal acts as both the source of the gas and the storage reservoir. Most of the CBM is attached to or ‘adsorbed’ on the coal surface and it may also be trapped in the coal fractures. Unconventional natural gas is considered less proven, and potentially less productive and less economic than conventional natural gas, based on current conditions, knowledge, economics, and technology.

The natural gas found on coal seams is ‘sweet’ not ‘sour’, and generally has few impurities. When produced, natural gas typically does not require extensive processing. CBM is attached or ‘adsorbed’ to the coal instead of being trapped in the pore space of the rock like most conventional natural gas. Pressure form overlying rock and water within the natural fracture system of the coal seam keeps the methane gas bound to the coal. CBM is produced by reducing the pressure in the coal seam, sometimes by pumping the ground water out, so that the natural gas flows through fractures in the coal into the well bore. The natural gas would then flow up to the surface. If few natural fractures exist, producers use hydraulic fracturing to create channels in the coal. When the gas reaches the surface, it is compressed and transported through natural gas pipelines. The handling of the large volumes of water produced during CBM extraction is a challenge to the natural gas industry. The amount of water used in the extraction process varies considerably from well to well and from region to region.

COOKING LAKE PROPERTY

Acquisition of Interest

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (together the “Vendor”) whereby the Company acquired a 100% interest in a Petroleum and Natural Gas (“PN&G”) lease with the government of the Province of Alberta. The underlying lease acquired by the Company is Alberta PN&G lease 0405030802, and the property to which the lease pertains is located in the Cooking Lake area of Alberta, as further described below. Upon signing of the Agreement the Company paid the Vendor CDN $7,500 (USD $6,410) and agreed to assume the underlying lease payments to the Province of Alberta. In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Cooking Lake Property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

Location

The Cooking Lake Property (the “Property”) is located approximately 12.5 miles east of Edmonton, Alberta, Canada. This region of the Province is part of the Alberta Plains.

Lease Number	Hectares	Township	Range	Section

0405030802	64	51	21	26 NE/4

Cooking Lake Property Lease Information

The Cooking Lake Property is comprised of a single lease with the government of the province of Alberta, Canada. The lease is a five-year lease and expires on March 24, 2010 but can be renewed subject to certain conditions.

Lease Number	Hectares	Rent / Hectare	Total Annual Rent

0405030802	64	CDN $3.50 (USD $2.99) per year	CDN $224 (USD $191) per year

Regional Geology

Alberta contains vast amounts of coal distributed throughout the southern Plains, Foothills, and Mountains. Originally deposited in relatively flat-lying peat swamps, organic matter (peat) was buried by sediments derived from uplift (mountain building), in the west and gradually changed into coal with increasing heat and pressure of burial. Over time, the coals were uplifted and partially eroded away, resulting in the present distribution of coal across the Plains. Coal-bearing strata dip gently westward toward the Mountains where coals are folded and abruptly turn toward the surface to be exposed in the Foothills.

Coal typically occurs within a coal zone as discrete seams and/or packages with several thin and thick seams interbedded with non-coaly rock layers or beds. A coal zone may be traceable over a large geographic area. Coal zones are found in strata ranging in age from Late Jurassic (approximately 145 millions years old) to Tertiary (approximately 65 million years old).

The oldest and deepest coals of the Alberta Plains belong to the Lower Cretaceous Mannville Group coals. The Mannville coals are widely distributed across the Alberta Plains, are thick, continuous and contain some of the highest gas contents of any coals in the Alberta Plains. Typically six or more seams with cumulative coal thickness ranging from 2 to 14 meters occur over a stratigraphic interval of 40 to 100 meters. The thickest coals extend from southeast Grande Prairie in a widening wedge between Edmonton and Calgary to the Coronation area with coals occurring at depths ranging from about 800 meters to 2800 meters.

Upper Cretaceous through Tertiary-aged coal also occurs across the Plains with older coals being overlain by progressively younger rocks and coals. Three coal zones are recognized within the Upper Cretaceous Belly River Group: the McKay Coal Zone, near the base of the Belly River Group; the Taber Coal Zone, located in the middle; and the Lethbridge Coal Zone, at the top of the Belly River Group. Compared to the Mannville coals, the overall thin coals and restricted lateral continuity of the Belly River Group coal seams have resulted in limited exploration efforts in these coals.

The rank of coal in Alberta ranges from very low (lignite) to high (anthracite). Coal near the surface in the Plains is generally of sub-bituminous rank with lignite occurring in the north and northeast part of the Plains, and high volatile bituminous C in the northwest and southwest areas of the Plains. Coal rank increases with burial depth. In the Plains, coal rank increases towards the west as seams dip and become progressively deeper toward the mountains. CBM content increases with increasing rank so that with greater seam depths, gas contents are expected to increase. With increasing depth also comes increasing overburden pressure, which may restrict permeability.

To date, Horseshoe Canyon coals with relatively low gas contents, but with favourable fracturing are being successfully exploited for CBM production in the south-central plains. Mannville coals are showing potentially favourable amounts of fracturing and high gas contents in some locations are undergoing evaluation in the north central to central plains.

Property Geology

The Company’s Cooking Lake property has not undergone any drilling. Drill log information from wells drilled on adjacent properties is publicly available. Based on a review of these drill logs, there is an indication that Belly River and Mannville coals may be present. There are no Horseshoe Canyon coals as the Property is too far east for the presence of these coals.

Previous Work

The Property is a very early stage property and has not had any drilling performed on it. The Property is located in an area that is known to host Belly River and Mannville coals.

Planned Work by the Company for 2006

The Company intends to undertake a comprehensive review of all available drill log data from surrounding properties in order to gain a better understanding of the exploration potential of the property. It is unlikely that the Company will undertake any drilling in 2006, as the review of available information is likely to take a considerable amount of time.

ITEM 4A. UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal year ended December 31, 2005 and for the period from April 2, 2004 (inception) to December 31, 2004 should be read in conjunction with the financial statements of the Company and the notes thereto.

Certain statements contained in the foregoing MD&A and elsewhere in this 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in section 3.D. above.

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Giant Oil & Gas Inc. for the fiscal years indicated:

	Giant Oil & Gas Inc.
	Periods Ended December 31
	2005	2004

Revenue	$Nil	$Nil
Expenses	$ 57,591	$ 5,880

Loss from operations	$57,123	5,880
Net loss	($57,123)	($5,880)
Net loss per share:
Basic and diluted	$0.00	$0.00
Weighted average number of common shares outstanding	41,560,300	35,670,997

Results of Operations of Fiscal 2005 vs. Fiscal 2004

We are a natural resource exploration company in the exploration stage with an objective of acquiring, exploring, and, if warranted and feasible, developing oil and gas properties. Oil and natural gas exploration and development requires significant capital and our assets and resources are limited. Therefore, we participate in the oil and gas industry through the optioning of oil and gas exploration and development projects.

Revenue - Cost of Revenue

We did not earn any revenues during the year ended December 31, 2005 or from the period April 2, 2004 (inception) to December 31, 2004. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas property. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our property, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2005 we had a net loss of $57,123 consisting of: (a) $32,696 in legal and filing fees related to the preparation of the Company’s registration F-1 statement; (b) $10,478 in professional fees related to the preparation of our financial statements (c) $7,546 in oil and gas property interests relating to our initial property option payment on the Jack

County gas well; (d) $6,871 in office expenses; and (e) $468 in interest income.

We incurred a loss of $5,880 for period from April 2, 2004 (inception) to December 31, 2004, consisting of: (a) $5,000 in professional fees related to the preparation of the Company’s financial statements; (b) $733 in legal and filing fees; and (c) $147 in office expenses.

The increase in the loss in 2005 compared to 2004 is primarily related to the fact the in 2004 the Company’s only activities were to incorporate the Company. In 2005, we completed the filing of our F-1 registration statement and entered into an option on a gas well in Jack County Texas.

5.B. Liquidity and Capital Resources

Liquidity

On May 20, 2004, we closed a private placement with six investors for the sale of 11,400,000 units, which generated gross proceeds to us of CDN $114,000. On June 7, 2004, we closed a private placement with forty Canadian investors for the sale of 160,300 common shares, for total gross proceeds of CDN $16,030.

We are an oil and gas exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

We have members on our board of directors who have extensive experience in the oil and gas industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed. Should we make a finding of natural gas on the Cooking Lake Property we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling its findings to another oil and gas company, it would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for the company to continue operations.

During 2005, we used $56,655 in operating activities, an increase of $56,534 over 2004. The increase in 2005 over 2004 was primarily due to an increase in the 2005 net loss of $51,243.

No financing activities occurred in 2005. The 2005 and 2004 operations were funded through the two private placements completed in 2004. In 2005, we invested $60,468 in short-term investments.

We had cash and short-term investments of $76,254 as of December 31, 2005. We anticipate that we will incur through the end of our next fiscal year:

•	$7,500 (paid in June 2006) in connection with property payments and $30,000 work expenditures, lease payments and the initial geological analysis of the Cooking Lake Property;

•	$25,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our becoming a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2005 we had working capital of $70,027. Our current working capital on hand is sufficient for our work for the next 12 months as proposed in our Plan of Operations. However, in the future we shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration program, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing.

We anticipate that our cash requirements to carry out planned exploration of the Cooking Lake Property and to cover administrative costs will be approximately $62,500 through December 31, 2006. Based on these cash requirements and our current cash position we anticipate that we will be able to fund our operations from our working capital in 2006. If we are to expand and grow we will require additional capital for additional exploration. Management plans to raise additional cash as required through equity financing.

Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates and would impact future results of operations and cash flows.

5.C. Research and Development, Patents and Licenses etc.

--- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2005 and December 31, 2004 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years

Annual CBM Lease Payments:
Cooking Lake Property Lease	$ 1,120	$ 224	$ 672	$ 224	$ 0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	1,120	$224	$ 672	$ 224	$ 0

The lease for the Cooking Lake Property is comprised of a single lease with the government of the province of Alberta, Canada requiring annual lease payments of $224. The lease is a five-year lease and expires on March 24, 2010.

At December 31, 2005, the Company had trade payables and accrued liabilities of $7,288. All of these obligations are due in less than one year.

Recent Accounting Pronouncements Applicable to US

For US GAAP purposes, we follow the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 whereby stock options granted in the period are measured at their fair value using the Black-Scholes option pricing model.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) would require our company to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective for the first annual reporting period beginning after December 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management

June 26, 2006

The following table sets forth certain information regarding the members of our board of directors and our executive officers as of June 26, 2006:

Name	Age	Positions and Offices Held

Robert Coale	65	Director, Chairman, President, Chief Executive and Operating Officer and Secretary
Donald Neal	54	Director, Vice President
Duncan Budge	55	Director
Michael Nott	33	Director

The business address of our officers and directors is c/o Giant Oil & Gas Inc., Suite 4010 - 246 Stewart Green, S.W., Calgary, AB, T3H 3C8

Our directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.

Robert Coale has been a Director and our Chairman, President, and Chief Executive and Operating Officer and Secretary since April 2004. Since June 23, 2003 he has also been a Director of Patriot Gold Corp., a publicly traded natural resource exploration company. He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwaterstrand in South Africa) and an MBA from the University of Minnesota (1982). He has over 40 years of resource related business and management experience. From November of 1999 to 2004, Mr. Coale was Senior Project Manager for EFS West, a privately held engineering and construction company located in Van Nuys, CA. At EFS West, he was responsible for development of natural gas and landfill gas engine generator plants and worked as a design engineer for liquefied and compressed natural gas storage and fueling facilities. Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Donald Neal has served on our Board of Directors since April 2004. Since February 5, 2004, he has also been the President, Chief Executive and Financial Officer, Treasurer and Secretary of American Goldfields Inc., a publicly traded natural resource exploration stage company. Mr. Neal is a professional engineer with a background in Engineering Project Management. In his 30-year career, Mr. Neal has developed extensive industrial expertise in areas relating to power plant and refinery engineering and design. He has been involved in the construction supervision and start-up phases of plants throughout the world, including the United States, Canada, Europe and Asia. His experience in industrial project management encompasses a range of capabilities including field service expertise, performance testing, failure analysis and pulverized coal firing, milling, feeding and fuel conveying systems. Mr. Neal is a graduate of the University of Waterloo (Applied Science), and is a member of the Association of Professional Engineers and Geoscientists of British Columbia. From 2000 to present, Mr. Neal has worked as an independent consultant for Mocait’s Development Corp. a privately held corporation. Prior to his present position, Mr. Neal worked as an Engineering Manager for Utility and Recovery Engineering Ltd.

Duncan Budge has served on our Board of Directors since February 2005. Since the fall of 2004 he has also been the Chief Financial Officer of Xemplar Energy Corp (formerly Consolidated Petroquin Resources Limited). Mr. Budge is a professional accountant who owned and operated his own Chartered Accounting firm from 1990 to 2001. Since 2001, he has worked as an independent financial consultant to firms in a variety of industries. Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accounting designation in 1977. Mr. Budge does not currently hold a Chartered Accountant designation but is in the process of renewing his designation.

Michael Nott is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999. From 1999 to present, he has worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta. He has field experience across North America including Alberta, Saskatchewan and Colorado. Mr. Nott graduated from the University of New Brunswick with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

None of our officers or directors have received or earned any compensation or bonus for services rendered in fiscal year 2005. Effective May 1, 2006 Mr. Nott began receiving CDN $500 per month for serving on our Board of Directors. The monthly fees owing to Mr. Nott shall continue as long as he continues to serve as a Director of the Company.

We do not maintain key-man life insurance for any of our executive officers or directors.

At the Company’s Annual General Meeting held June 23, 2006, a majority of the Company’s shareholders approved the Company’s 2006 stock option plan. The stock option plans provides for the granting of up to a maximum of 5,000,000 common stock options. To date, no options have been granted under the plan.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exception of Michael Nott, there are no Director Service contracts. Mr. Nott’s service contract will terminate upon his ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company’s internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

6.D. Employees

We have no employees at this time. We utilize outside contractors where possible, and rely on the industry expertise of management and our Board of Directors. These contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material. We presently employ no member of our management team. We do not foresee any significant changes in the number of employees or consultants we will have over the next twelve months, unless the growth of our business demands it.

6.E. Share Ownership

The following table lists, as of June 26, 2006 Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common shares issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common shares owned by such person.

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned

Robert Coale	16,000,000(1)	38.5%
Donald Neal	14,000,000(1)	33.7%
Michael Nott	-	-
Duncan Budge	-	-
All directors and executive officers as a group (three persons)	30,000,000	72.2%

*	Based on 41,560,300 shares outstanding as of June 26, 2006.

(1)

The shares owned by Messrs. Coale and Neal are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share. We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals). Our repurchase right will continue with respect to and for so long as any of the 30 million shares issued to Messrs. Coal and Neal are held by them (or any of their affiliates or family members), and will survive the resignation as an officer or director of the Company by Mr. Coale and/or Mr. Neal. We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by theses Directors by delivering a notice of such exercise to Mr. Coale and/or Mr. Neal not less than ten business days prior to the closing of such repurchase. Messrs. Coal and Neal agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein. Messrs. Coal and Neal also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

Our major shareholders do not have voting rights that differ from the other holders of shares of our common shares.

Stock Options.

The terms of options grantable by the Company are done at the discretion of the Option Committee of the Board of Directors, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the “Plan”) on June 23, 2006.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors, employees and consultants of the Company, (b) retain and attract the qualified officers, directors, employees and consultants the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company (any person in (a), (b), or (c) hereinafter referred to as an “Eligible Person”); and (e) any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 5,000,000. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable;

(b) options may be exercisable for a maximum of ten years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company under the Plan together with any other options for services may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 10% of the issued shares of the Company>may be granted to any insiders in any 12-month period;

(e) the issuance of shares to insiders of the Company may not exceed 10% of the issued and outstanding shares within a one-year period;

(f) the issuance of shares to an insider of the Company and his or her associates under the Plan and all other compensation arrangements, within a one-year period, may not exceed 5% of the issued and outstanding shares;

(g) options held by an option holder who is a director, employee, or consultant may with the consent of the directors exercise such option within 90 days after the option holder ceases to be a director, employee, or consultant, subject to an earlier expiration period thereof;

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death, with the consent of the board of directors.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case-by-case basis.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares. As at June 26, 2006, Robert Coale and Donald Neal own an aggregate 30,000,000 shares, or 72.2% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

As of June 26, 2006 there were no significant changes in shareholders holdings.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On June 26, 2006, the Company’s shareholders’ list showed At 41,560,300 common shares outstanding which were held by approximately 48 stockholders of record. Our only shareholder who is a United States citizen or resident is our President who owns 16,000,000 common shares.

The Company’s shares have not yet traded on a public exchange and except as noted above, all shareholders of the Company are resident in Canada.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

Other than the transactions described below in this section, there are no transactions during the last two years, or proposed transactions, to which we were or are to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

•	Any director or executive officer of the small business issuer;
•	Any majority security holder; and
•	Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons in the above.

In May 2004, pursuant to an agreement, we issued 16,000,000 common shares to Robert Coale, one of our directors and founder. Such shares are restricted and the certificates representing such shares contain a restrictive legend. In May 2004, we also issued 14,000,000 common shares to one of our directors and founder, Donald Neal.

The common shares issued to Mr. Coale and Mr. Neal are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Coale and Mr. Neal at a purchase price of CDN$0.01 per share. We have this right until we, in our sole discretion, decide to terminate the agreement.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2005 and 2004 no amounts were owed to senior management or directors. There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Smythe Ratcliffe are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2005/2004 Ended December 31st

8.A.7. Legal/Arbitration Proceedings

The directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8. Policy on Dividend Distributions

The Company has never declared or paid a dividend to its shareholders. The Company does not have any policy on dividend distributions.

8.B. Significant Changes

On February 8, 2006 the Company did not exercise its options on its interests in a gas well in Jack County, Texas. The Company’s initial option payment of USD $6,000 made on February 8, 2005 will not be refunded and we do not currently have an interest in this property.

On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Cooking Lake Property”). The rights to the Property were acquired for CDN $7,500 which was paid upon signing. The rights that were acquired relate to the petroleum and natural gas rights only. The Property covers 64 hectares of land in the Cooking Lake area of Alberta, which is approximately 12.5 miles east of Edmonton in the Plains region of Alberta. The lease, which expires in March 2010, gives the Company the right to explore the Property covered by the lease. Giant’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $224 (USD $191) until expiry on March 24, 2010.

ITEM 9. THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

We intend to have our common stock be quoted on the OTC Bulletin Board. If our securities are not quoted on the OTC Bulletin Board, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

(1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers, and

(2)	securities admitted to quotation are offered by one or more Broker-dealers rather than the “specialist” common to stock exchanges.

To qualify for quotation on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company listing. We may not now and it may never qualify for quotation on the OTC Bulletin Board.

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, which has been filed as an exhibit to our registration statement of which this prospectus is a part.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- Not applicable ---

10.B. Memorandum and Articles of Association

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on April 2, 2004. The corporate bylaws were adopted by the directors of the Company on April 2, 2004.

The directors of the Company are empowered under Schedule C to the Articles of Incorporation to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company. The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors. With respect to the directors of the Company, section 3 of the By-Laws of the Company provides that, as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the

Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders. Currently, there are no specific rights, preferences and restrictions attaching to each of the Company’s preferred shares. The Company may issue preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

Pursuant to section 12 of the Company’s By-Laws, the quorum at meetings of the Company’s shareholders shall be constituted by the presence of two shareholders entitled to vote at any such meeting holding or representing by proxy not less than one-twentieth of the shares entitled to be voted at such meeting.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Company imposed by foreign law or by the Articles of Incorporation or any other constituent document of the Company.

10.C. Material Contracts

Since inception (April 2, 2004), the Company has entered into the material contracts listed below:

1.

Property Option Agreement between the Company and JRC Enterprises Ltd. On February 8, 2005. This option agreement was not exercised by the Company by February 8, 2006 and as a result the Company no longer has a right to the property related to this agreement.

2.

We also have an agreement with Robert Coale, our Chairman, President, Chief Executive and Operating Officer and Secretary, which allows us at any time to send a notice to Mr. Coale that we are purchasing all or any portion of his 16,000,000 shares. The irrevocable option which he granted us is exercisable at any time at an exercise price of CDN $0.01 per share. We have the same option right with respect to 14,000,000 shares owned by Mr. Donald Neal, a director. Under these agreements, if we elect to exercise our option to purchase their shares, we shall pay the applicable purchase price thereof no later than 10 business days after the delivery of a notice.

3.

On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Cooking Lake Property”). The rights to the Property were acquired for CDN $7,500 which was paid upon signing. The rights that were acquired relate to the petroleum and natural gas rights only. The Property covers 64 hectares of land in the Cooking Lake area of Alberta, which is approximately 12.5 miles east of Edmonton in the Plains region of Alberta. The lease, which expires in March 2010, gives the Company the right to explore the Property covered by the lease. Giant’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $224 (USD $191) until expiry on March 24, 2010.

10.D. Exchange Controls

There are no government laws, decrees or regulations in Canada, which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the

1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote our common shares. There are also no such limitations imposed by the articles of incorporation with respect to our common shares. There are, however, certain requirements on the acquisition of control of our securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length, or the U.S holder, together with such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

A U.S. Holder who is subject to Canadian income tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of the Company’s common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company’s common shares are a capital asset in U.S. Taxpayer’s hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company’s common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company’s common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2005. Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

10.F. Dividends and Paying Agents

--- Not applicable ---

10.G. Statement by Experts

--- Not applicable ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company’s operating expenses and liabilities are primarily incurred in Canadian dollars.

To the extent the Company engages in transactions in US dollars, the results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the operations of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company’s functional currency is the Canadian dollar and its expenses are predominantly incurred in Canadian dollars. The Company incurs a relatively small portion of its expenses in U.S. dollars.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

INTEREST RATE SENSITIVITY

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company’s interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 34,200,000 common shares. Of these warrants, 11,400,000 are exercisable at CDN $0.10 per share, which are exercisable beginning May 20, 2007 and expire May 20, 2009; 11,400,000 are exercisable at CDN $0.50 per share, which are exercisable beginning May 20, 2007 and expire May 20, 2010; and 11,400,000 are exercisable at CDN $1.10 per share, which are exercisable beginning May 20,

2007 and expire May 20, 2011. The warrants are non-transferable and provide for a cashless exercise option.

We have the right, in our sole and absolute discretion, to (i) accelerate the exercise date of the warrants to a date which is prior to the date the warrants can be exercised and /or (ii) reduce the exercise price. If we exercise our right to do so, we shall provide notice thereof to the warrant holder.

12.C. Other Securities

--- Not applicable ---

12.D. American Depository Shares

--- Not applicable ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS;

There have been no modifications to securities of any class of the Company.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, Mr. Robert Coale. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed on our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the most recently completed fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three directors, all of who are financially literate and knowledgeable about the Company’s affairs. Mr. Duncan Budge is the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. In addition to serving on the Board of Giant Oil & Gas Inc., he also serves on the Board and is the Audit Committee Chair of Patriot Gold Corp.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F. A copy of the code of ethics can be obtained from the Company by making a request in writing addressed to the Corporate Secretary and mailing such request to 246 Stewart Green S.W., Suite 4010, Calgary, Alberta, Canada, T3H 3C8.

The code of ethics was adopted on March 6, 2006.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe in 2005 and 2004, the Company’s auditors.

Fiscal Year ended December 31, 2005 and 2004 Fiscal Year Fiscal Year

Principal Accountant Fees and Services 2005     2004

Audit Fees                                               $5,000     $5,000

Audit Related Fees                                     $Nil     $Nil

Tax Fees                                                       $Nil     $Nil

All Other Fees                                         $4,700     $Nil

Total                                                         $9,700     $5,000

Audit related fees relate to services provided to review the Company’s annual financial statements and related disclosures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company’s common shares by the Company or affiliated purchasers during the period covered by this report.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Smythe Ratcliffe, is included herein immediately preceding the audited financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
*1.1	Articles of Incorporation of the Company
**1.2	Articles of Amendment
*1.3	By-Laws of the Company
*2.1	Specimen Common Stock Certificate
*2.2	Form of Class A Warrant
*2.3	Form of Class B Warrant
*2.4	Form of Class C Warrant
*2.5	Agreement between the Company and Robert Coale dated May 7, 2004
*2.6	Agreement between the Company and Donald Neal dated May 7, 2004
**4.1	Option Agreement with JCR Enterprises Ltd.
***4.2	Petroleum, Natural Gas and General Rights Conveyance Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
***4.3	Royalty Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
***11.1	Code of Ethics
***12.1	Certification of Principal Executive and Financial Officer
***13.1	Section 1350 Certification

* Previously filed with the Company’s registration statement on Form F-1, Registration No. 333-125381, submitted to the SEC on May 31, 2005.

** Previously filed with the Company’s registration statement filed on Form F-1/A, Registration No. 333-125381 submitted to the SEC on September 7, 2005.

***Filed herewith.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Financial Statements

December 31, 2005

(Canadian Dollars)

Index
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Balance Sheets	2

Statements of Operations and Deficit	3

Statements of Cash Flows	4

Notes to Financial Statements	5-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF GIANT OIL & GAS INC. (An Exploration Stage Company)

We have audited the balance sheets of Giant Oil & Gas Inc. (An Exploration Stage Company) as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the year ended December 31, 2005 and for the cumulative period from April 2, 2004 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and for the cumulative period from April 2, 2004 (inception) to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(registered with the PCAOB as “Smythe Ratcliffe”)

Chartered Accountants

Vancouver, Canada

March 8, 2006, except for note 9, which is as of June 29, 2006

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 1 to the financial statements. Our report to the shareholders dated March 8, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has no source of revenues. This matter raises substantial doubt about the Company’s ability to continue as a going-concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(registered with the PCAOB as “Smythe Ratcliffe”)

Chartered Accountants

Vancouver, Canada

March 8, 2006, except for note 9, which is as of June 29, 2006

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2005	2004

		(note 7)
Assets

Current
Cash	$15,786	$132,909
Short-term investment (note 2(d))	60,468	-
Accounts receivable	306	-
Prepaid expenses	755	-

Total Assets	$77,315	$132,909

Liabilities

Current
Accounts payable and accrued liabilities	$7,288	$5,759

Shareholders’ Equity

Capital Stock (note 5)	133,030	133,030
Deficit	(63,003)	(5,880)

Total Shareholders’ Equity	70,027	127,150

Total Liabilities and Shareholders’ Equity	$77,315	$132,909

Nature of Operations and Going-Concern (note 1)

Approved by the Board:

................................................................................................ Director

Robert Coale

................................................................................................ Director

Donald Neale

48

See notes to financial statements.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Canadian Dollars)

	Year	April 2,	April 2, 2004
	Ended	2004 to	(Inception) to
	December 31,	December 31,	December 31,
	2005	2004	2005

		(note 7)
Expenses
Legal and filing fees	$32,696	$733	$33,429
Professional fees	10,478	5,000	15,478
Oil and gas property interest	7,546	-	7,546
Office and sundry	6,871	147	7,018
Interest	(468)	-	(468)

Net Loss for Period	(57,123)	(5,880)	(63,003)
Deficit, Beginning of Period	(5,880)	-	-

Deficit, End of Period	$(63,003)	$5,880	(63,003)

Basic Loss Per Share	$ 0.00	$ 0.00	$ 0.00

Weighted Average Number
of Shares Outstanding	41,560,300	35,670,997

49

See notes to financial statements.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Statements of Cash Flows

(Canadian Dollars)

	Year	April 2,	April 2, 2004
	Ended	2004 to	(Inception) to
	December 31,	December 31,	December 31,
	2005	2004	2005

Operating Activities
Net loss	$(57,123)	$(5,880)	$(63,003)
Adjustments to reconcile net loss to
net cash used in operating activities
Accounts receivable	(306)	-	(306)
Prepaid expenses	(755)	-	(755)
Accounts payable and accrued liabilities	1,529	5,759	7,288

Cash Used in Operating Activities	(56,655)	(121)	(56,776)

Investing Activity
Short-term investment	(60,468)	-	(60,468)

Financing Activity
Shares issued for cash	-	133,030	133,030

Inflow (Outflow) of Cash	(117,123)	132,909	15,786
Cash, Beginning of Period	132,909	-	-

Cash, End of Period	$15,786	$132,909	15,786

1.

50

See notes to financial statements.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN

The Company was incorporated in Canada under the Canada Business Corporations Act on April 2, 2004 and is an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas properties in North America.

At December 31, 2005, the Company had working capital of $70,027 and an accumulated deficit of $63,003. The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development for future oil and gas properties. The Company’s ability to continue as a going-concern is dependent on the continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The accompanying financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments for the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going-concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the following policies:

(a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States. The significant differences and the approximate related effects on these financial statements are set forth in note 8.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates and would impact future results of operations and cash flows.

(c)	Oil and gas property interest

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3061, for property, plant and equipment and uses the full cost accounting method to record its oil and gas exploration and development activities. Under this method, costs capitalized are limited to an amount equal to the undiscounted, future net revenues from proved reserves using estimated future prices and costs, plus the carrying amount of unproved properties and major development projects. Accordingly, the Company will expense all costs related to the maintenance and exploration of oil and gas claims in which it has secured exploration rights prior to establishment of proven and probable reserves.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Oil and gas property interest (Continued)

Where the Company has entered into option agreements for the acquisition of an interest in oil and gas properties that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.

(d)	Short-term investment

The short-term investment is recorded at market, including principal and accrued interest. It is comprised of a cashable GIC with a term of one year, at an interest rate of 1.6% per annum.

(e)	Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amounts of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(f)	Stock-based compensation

The Company has adopted the amended recommendations of the CICA Handbook Section 3870, for stock-based compensation and other stock-based payments. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

(g)	Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Diluted loss per share is not computed, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

(h)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Assets and liabilities, at the rate of exchange in effect at the balance sheet date;
(ii)	Expenses, at the average rate of exchange for the year.

Gains and losses arising from the translation are included in the current period’s income (loss).

2.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Revenue recognition

The Company recognizes interest income on its investment on an accrual basis at the stated rate over the term to maturity.

(j)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2005, the Company did not have any asset retirement obligations.

3.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, short-term investment, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest risk

The Company is not exposed to interest rate risk due to the short-term nature of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to credit risk with respect to its accounts receivable.

(d)	Translation risk

The Company is exposed to foreign currency fluctuation to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

4.	OIL AND GAS PROPERTY INTEREST

Jack County, Texas

On February 8, 2005, the Company entered into an Assignment of Interest Agreement (“Agreement”) with JRC Enterprises Ltd. (“JRC”) giving the Company the irrevocable assignment of a 10% working interest and 8% net revenue interest in the Wimberly #5 (the “Well”), located in Jack County, Texas.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

4.	OIL AND GAS PROPERTY INTEREST (Continued)

In consideration for the Agreement, the Company will pay JRC the following:

(a)	US $6,000 for a one year option (paid - Cdn $7,546);

(b)	US $6,000 for a further one year option at the end of the first option period;

(c)	US $29,500 upon closing; and

(d)	All transfer and legal costs, to a maximum of US $5,000.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its oil and gas exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The Company did not renew its option at the end of the first year.

5.	CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value

Issued and outstanding

	2005		2004

	Number of		Number of
	Common		Common
	Shares	Amount	Shares	Amount

Balance, beginning of year	41,560,300	$133,030	-	$-
Issued during the year
For cash - private placement	-	-	41,560,300	133,030

Balance, end of year	41,560,300	$133,030	41,560,300	$133,030

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

5.	CAPITAL STOCK (Continued)

(a)

In 2004, 30,000,000 shares at $0.0001 per share were issued to two of the Company’s directors who both serve as the Company’s management. The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $0.01 per share. The Company can exercise this right at any time at its sole discretion. The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change in control of the Company or failure to reach performance goals). The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company. The Company may exercise its right of repurchase as to some or all of the shares held (directly or indirectly) by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase. The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

(b)	The Company issued 11,400,000 units at $0.01 per unit in 2004, where each unit consisted of:

•	One common share;
•	One Class “A” warrant exercisable at $0.10 per share until May 20, 2009;
•	One Class “B” warrant exercisable at $0.50 per share until May 20, 2010; and
•	One Class “C” warrant exercisable at $1.10 per share until May 20, 2011.

All of the warrants become exercisable on May 20, 2007 and all of these warrants are unexercised and outstanding as at December 31, 2005. The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(c)	On June 7, 2004, the Company issued a further 160,300 common shares for gross proceeds of $16,030.

(d)	Share purchase warrants

As at December 31, 2005, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued	Exercised	Expired	Outstanding at December 31, 2005

$ 0.10	May 20, 2009	11,400,000	-	-	-	11,400,000
$ 0.50	May 20, 2010	11,400,000	-	-	-	11,400,000
$ 1.10	May 20, 2011	11,400,000	-	-	-	11,400,000

		34,200,000	-	-	-	34,200,000

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

6.	INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004

Income tax rate	34.12%	35.62%

Income tax benefit computed at Canadian statutory rates	$19,490	$2,094
Non-deductible incorporation costs	-	(261)
Unrealized loss on exchange	(86)	-

	19,404	1,833
Unrecognized tax losses	(19,404)	(1,833)

Net future income tax assets	$-	$-

The components of the future income tax assets are as follows:

	2005	2004

Income tax rate	34.12%	35.62%
Non-capital loss carry-forwards for Canadian tax purposes	$62,000	$5,000

	21,154	1,781
Valuation allowance	(21,154)	(1,781)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized. When circumstances change and this causes a change in management’s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has accumulated non-capital losses for income tax purposes of approximately $62,000. The losses expire in the following years:

2014	$5,000
2015	57,000

$62,000

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

7.	COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current year’s presentation.

8.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN AND US GAAP)

There are no reconciling items between US and Canadian GAAP that would cause differences in the total assets, total equity or net loss, as presented in the accompanying financial statements under Canadian GAAP.

(a)	Recently issued US accounting pronouncements:

(i)

In January 2004, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity, and therefore, the adoption did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(ii)

FAS 153, Exchanges of Non-Monetary Assets: The provision of this Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2005. The provisions of this Statement should be applied prospectively. There is no impact of the Company’s financial statements.

(iii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2004. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2005. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(iv)

In 2005, FASB issued a revision of Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement required that all stock options and warrants be accounted for using the fair value method. As discussed in note 2(f), the Company has adopted Statement No. 123(R), as revised.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

8.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN AND US GAAP) (Continued)

(a)	Recently issued US accounting pronouncements (Continued):

(v)

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position

(b)	The Company’s accounting policies do not materially differ from accounting policies generally accepted in the United States (US GAAP) except as follows:

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 2(c)).

Under US GAAP, exploration costs incurred in locating areas of proven and probable reserves are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7, which consists of identifying that part of an oil or gas deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary drilling and environmental permits can be obtained.

Under US GAAP, oil and gas projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the drilling project or property and its eventual disposition are less than the carrying amount of the drilling project or property, an impairment is recognized based upon the estimated fair value of the drilling project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated drillable reserves and oil and gas resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Year Ended December 31, 2005

(Canadian Dollars)

53

9.	SUBSEQUENT EVENT

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the ‘Agreement’) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (the ‘Vendor’), whereby the Company acquired a 100% interest in a petroleum & natural gas lease (‘PN&G’) with the government of the province of Alberta. Upon the signing of the Agreement the Company paid the Vendor CDN $7,500 (US $6,410) and agreed to assume the underlying lease payments to the province of Alberta. The Vendor retains an overriding 5% royalty on all petroleum substances produced and is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Oil & Gas Inc. SEC File No. 333-125381 Registrant

Dated: June 26, 2006	Signed: /s/ Robert Coale
Robert Coale
President and CEO

Dated: June 26, 2006	Signed: /s/ Donald Neal
Donald Neal
Vice President

Dated: June 26, 2006	Signed: /s/ Duncan Budge
Duncan Budge
Director

Dated: June 26, 2006	Signed: /s/ Michael Nott
Michael Nott
Director