Form 20-F
period 2006-12-31
Giant Oil & Gas Inc.
filed 2007-06-04
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended          December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 000-51706

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 41,560,300 shares outstanding as of December 31, 2006.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:   ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒ Item 18 [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act        Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)                 Yes ☐ No ☒

Index to Exhibits on Page 46

GIANT OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2006

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

BUSINESS OF GIANT OIL & GAS INC.

Giant Oil & Gas Inc. is principally a company engaged in the acquisition and exploration of oil and gas properties. The Company entered into its first property option agreement on February 8, 2005 which related to an oil well in Jack County, Texas. The Company did not exercise its option under the agreement and as a result no longer has an interest in the well.

The Company currently has an interest in 21 Petroleum and Natural Gas leases with the Province of Alberta, Canada. All of these leases are located in the Alberta, Canada in an area commonly referred to as the Central Plains region of the province. The Company’s current focus is on the coal bed methane rights associated with the leases.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2006 and 2005 and from April 2, 2004 (inception) to December 31, 2004 was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this 20-F. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For the Period April 2, 2004 (Inception) to December 31, 2004	For the Twelve Months Ended December 31, 2005	For the Twelve Months Ended December 31, 2006

Operating Revenues	-	-	-
Interest Income	-	$468	$489
Loss from Operations	$(5,880)	$(57,123)	$(38,649)
Net Loss	$(5,880)	$(57,123)	$(38,649)
Loss per Share – Basic and Diluted	$(0.00)	$(0.00)	$(0.00)
	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006
Total Assets	$132,909	$77,315	$36,434
Net Assets	$127,150	$70,027	$31,378
Total Liabilities	$5,759	$7,288	$5,056
Working Capital	$127,150	$70,027	$23,701
Share Capital	$133,030	$133,030	$133,030
Common Shares Issued	41,560,300	41,560,300	41,560,300
Dividends Declared	-	-	-

3.A.3. Exchange Rates

In this 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of three periods ended December 31st since the Company’s inception on April 2, 2004, the average rates for the period and the range of high and low rates for the period. The data for April 2007 and for each month during the most recent six months is also provided.

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

Period	Average	High	Low	Close

April 2007	1.14	1.11	1.16	1.11
March 2007	1.17	1.15	1.18	1.15
February 2007	1.17	1.16	1.19	1.17
January 2007	1.18	1.16	1.18	1.18
December 2006	1.15	1.14	1.17	1.17
November 2006	1.14	1.13	1.15	1.14

Fiscal Year Ended December 31, 2006	1.13	1.01	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
April 2, 2004 to December 31, 2004	1.30	1.20	1.38	1.20

______________________________________________________________________________

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

RISKS RELATING TO OUR COMPANY:

1.     We are an exploration stage company, with limited operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

We incorporated on April 2, 2004 and aside from forming the Company and acquiring early stage properties we have not commenced meaningful operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations and have been focused on organizational, start-up, market analysis, and fund raising activities. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

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

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Bulletin Board.

2.     As our properties have not been examined by a professional geologist or engineer we have no known natural gas reserves. Without natural gas reserves we cannot generate income, and if we cannot generate income we will have to cease operations.

On June 14, 2006, the Company acquired a 100% interest in a Petroleum and Natural Gas lease with the government of the Province of Alberta. Such lease pertains to piece of real property measuring 64 hectares and located in an area known as Cooking Lake, approximately 12.5 miles east of Edmonton, Alberta, Canada. In February, March and April, 2007 the Company entered into a total of 20 new leases with the province of Alberta covering a total of 4,656 hectares in the Central Plains area of Alberta. None of these properties have been examined by a professional geologist or engineer. As such, the Company’s properties have no known natural gas reserves. If the Company’s properties do not contain natural gas reserves, the Company will not be able to extract natural gas or any other economically valuable resources from properties. In such a situation, we will not generate income and we will have to cease operations which will result in the loss of your investment.

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

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares on the OTC Bulletin Board. As a result, investors may find it difficult to sell their shares on the OTC Bulletin Board.

4.     If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

We will require substantial additional capital to participate in the development of our coal bed methane properties as well as for acquisition and/or development of other properties. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments.

5.     We are heavily dependent on Robert Coale, who is our Director, Chairman, President, Chief Executive and Operating Officer and Secretary. The loss of Mr. Coale, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

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

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil. The amounts of, and price obtainable, for any oil and gas production that we may achieve will be affected by market factors beyond our control. If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

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

Because our directors and executive officers have other outside business activities and will only be devoting approximately 20% of their time to our operations, our operations may be sporadic and only occur at times which are convenient to Messrs. Coale, Neal, Nott and Budge. As a result, exploration of our properties and any other properties in the future in which we acquire an interest may be periodically interrupted or suspended.

16.    In our December 31, 2006 financial statements our auditors included an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $101,652 from April 2, 2004 (inception) to December 31, 2006. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

18.    If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have 21 Petroleum and Natural Gas leases in Alberta, Canada. Our leases require annual lease payments to the Alberta provincial government. See Item 4.D of this Form 20-F for a more detailed description of the property obligations. If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 67.3% of our outstanding common shares. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

22.    Because of the early stage of development, and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development. We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current properties are without known reserves of natural gas. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional monies through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

23.    Since our president and directors work for other natural resource exploration companies, their other activities for those other companies could slow down our operations or negatively affect our profitability.

Our officers and directors are not required to work exclusively for us and do not devote all of their time to our operations. In fact, our president and our directors work for other natural resource exploration companies. Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies. Their other activities may prevent them from devoting full-time to our operations, which could slow our operations and may reduce our financial results because of the slow down in operations. It is expected that each of our directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed. To date, there have not been any conflicts between the Company and any of its officers or directors.

RISKS RELATING TO OUR COMMON SHARES

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

As of May 30, 2007, we had warrants outstanding to purchase an aggregate of 34,200,000 common shares. We have registered 34,200,000 common shares underlying warrants and all these warrants will be freely tradable under U.S. federal law upon their maturity date of May 20, 2008 with respect to the Class 11,400,000 A Warrants, November 20, 2008 with respect to the 11,400,000 Class B Warrants and May 20, 2009 with respect to the 11,400,000 Class C

Warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

27.    There is currently no active trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

Our common shares only recently began trading under the stock symbol GGSIF:OTC:BB. There is currently a very limited trading market in our securities and an active market may not develop or, if developed, may not be sustained.

28.    We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

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

29.    Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

30.    We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

31.    Because a significant portion of our assets and one of our officers and three of our directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an exploration stage oil and gas company incorporated under the Canada Business Corporations Act in Alberta, Canada on April 2, 2004 under the name “Giant Oil & Gas Inc.” Our office is located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta T3H 3C8. Our telephone number is 877-444-5015. We do not yet maintain an Internet address.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties. We currently have petroleum and natural gas rights to 4,720 hectares of land granted under 21 leases entered into with the province of Alberta, Canada. With the exception of one lease that was acquired from a third party, all of the leases were obtained through a public auction process conducted by the province of Alberta.

No commercially viable natural gas deposit may exist on our properties. Our plan of operations is to carry out geological analysis of our properties in order to ascertain whether it possesses deposits of natural gas. We can provide no assurance to investors that our properties contain a commercially viable natural gas deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we definitely have no known reserves on our properties.

For the period from April 2, 2004 (inception) to December 31, 2006, we did not generate any revenue.

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

From February to April 2007, the Company entered into 20 Petroleum and Natural Gas leases in multiple transactions with the province of Alberta, Canada. These leases cover 4,656 hectares of land in the Central Plains area of Alberta. All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government. The bid price includes the first year’s minimum annual lease payments.

For all of its current properties, the Company has obtained the Petroleum and Natural Gas rights only.

Extensive analysis of our properties will be required before we can make an evaluation as to the economic feasibility of developing or finding valuable natural gas on these grounds. In addition, there is no assurance that we will be able to make the payments required by the lease agreements for the properties. There is no assurance that the properties will ever generate any revenue.

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

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. The petroleum and natural gas leases currently leased by the

Company are owned by the Province of Alberta and are managed by the Department of Energy. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties in Alberta throughout the year because seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

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

PETROLEUM AND NATURAL GAS LEASES

The Company has interests in 21 petroleum and natural gas (“PN&G”) leases in Alberta, Canada. With the exception of the Company’s first lease acquired in June 2006, all of these leases were acquired through the public auction process with the government of Alberta. To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government. All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease. The Company’s specific goal is to explore for coal bed methane.

Coal Bed Methane Background

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

The natural gas found on coal seams is ‘sweet’ not ‘sour’, and generally has few impurities. Sweet Gas is found in its natural state that does not need to be purified to remove sulfur-bearing compounds. Sour Gas is natural gas containing significant amounts of hydrogen sulfide and requires special material treatments to avoid failures from sulfide corrosion cracking. When produced, natural gas typically does not require extensive processing. CBM is attached or ‘adsorbed’ to the coal instead of being trapped in the pore space of the rock like most conventional natural gas. Pressure form overlying rock and water within the natural fracture system of the coal seam keeps the methane gas bound to the coal. CBM is produced by reducing the pressure in the coal seam, sometimes by pumping the ground water out, so that the natural gas flows through fractures in the coal into the well bore. The natural gas would then flow up to the surface. If few natural fractures exist, producers use hydraulic fracturing to create channels in the coal. When the gas reaches the surface, it is compressed and transported through natural gas pipelines. The handling of the large volumes of water produced during CBM extraction is a challenge to the natural gas industry. The amount of water used in the extraction process varies considerably from well to well and from region to region.

CENTRAL PLAINS PROPERTY

Acquisition of Interests

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (together the “Vendor”) whereby the Company acquired a 100% interest in a Petroleum and Natural Gas (“PN&G”) lease with the government of the Province of Alberta. The underlying lease acquired by the Company is Alberta PN&G lease 0405030802, and the property to which the lease pertains is located in the Cooking Lake area of Alberta, as further described below. Upon signing of the Agreement the Company paid the Vendor CDN $7,677 (including closing costs) and agreed to assume the underlying lease payments to the Province of Alberta. In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Cooking Lake Property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

In a series of transactions from February to April 2007, the Company has entered into 20 PN&G leases in multiple transactions with the Province of Alberta covering 4,656 hectares of land. To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government. All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

Location

All of the Company’s leases are located in the Province of Alberta in an area referred to as the Central Plains. The following table lists the location of all of the Company’s leases.

Location	Number of Leases	Hectares

Cooking Lake	1	64
Medicine Hat	2	512
Cessford	1	128
Crossfield East	1	128
Erksine	3	768
Conrad	1	256
Highvale	5	1,269
Crossfield	1	256
Thieren	1	256
Sugden	1	256
Taber	1	251
Grand Forks	2	320
Provost	1	256

	21	4,720

Central Plains Property Lease Information

The Central Plains Property is comprised of 21 leases with the government of the province of Alberta, Canada. The leases are for an initial term of five years with a commencement date equal to the date of acquisition. The leases are renewable if certain conditions are met. All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition. In general, minimum annual lease payments are $3.50 per hectare.

Lease Commencement Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

March 23, 2005 (1)	1	64	$224
February 7, 2007	7	1,536	$5,376
March 8, 2007	2	640	$2,240
March 21, 2007	7	1,653	$5,784
April 4, 2007	4	827	$2,894

	21	4,720	$16,518

(1) Lease was acquired by the Company on June 14, 2006. The Company assumed the lease payments from the date of acquisition. The annual lease payments are due on the commencement date of the lease.

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

Property Geology

The Company’s Central Plains Property has not undergone any drilling. Drill log information from wells drilled on adjacent properties is publicly available. Based on a review of these drill logs, there is an indication that Belly River and Mannville coals may be present. There are no Horseshoe Canyon coals as the Property is too far east for the presence of these coals.

Previous Work

The Property is a very early stage property and has not had any drilling performed on it. The Property is located in an area that is known to host Belly River and Mannville coals.

Planned Work by the Company for 2007

The Company intends to undertake a comprehensive review of all available drill log data from surrounding properties in order to gain a better understanding of the exploration potential of the Property. The Company will not undertake any drilling in 2007 as the review of available information will take the remainder of 2007. Also, the Company intends to continue to add to its land position. New leases acquired by the Company will impact the Company’s exploration plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2006 and 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Giant Oil & Gas Inc. for the fiscal years indicated:

	Giant Oil & Gas Inc.
	Periods Ended December 31
	2006	2005	2004

Revenue	$Nil	$Nil	$Nil
Expenses	$39,138	$ 57,591	$ 5,880

Loss from operations	($38,649)	($57,123)	($5,880)
Net loss	($38,649)	($57,123)	($5,880)
Net loss per share:
Basic and diluted	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	41,560,300	41,560,300	35,670,997

Results of Operations of Fiscal 2006 vs. Fiscal 2005

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2006 or 2005. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2006 we had a net loss of $38,649 compared to $57,123 in 2005. The decrease in the loss of $18,474 was primarily related to lower legal and filing fees and lower oil and gas property interest expense partially offset by increased, office and sundry, consulting, and directors’ fees. Legal and filing fees were $3,546 in 2006 compared to $32,696 in 2005. The decrease of $29,150 was due to the Company completing its F-1 registration in November 2005 while in 2006 the Company did not have a comparable transaction. Oil and gas property interest expense was $nil in 2006 and $7,546 in 2005. In 2005 the Company made an option payment on an oil well in Jack County, Texas that the Company subsequently did not exercise. Office and Sundry increased by $7,721 due to the Company’s increased administration support for the Company’s increased activity in 2006 compared to 2005. Consulting in 2006 was $5,000 while no such item was incurred in 2005. The 2006 amount of $5,000 related to an oil and gas background report purchased by the Company. Director’s fees increased to $4,000 in 2006 from $nil in 2005. One of the Company’s Directors began receiving $500 per month for serving as a Director when he joined the Board in May 2006.

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

5.B. Liquidity and Capital Resources

Liquidity

On May 20, 2004, we closed a private placement with six investors for the sale of 11,400,000 units, which generated gross proceeds to us of $114,000. On June 7, 2004, we closed a private placement with forty Canadian investors for the sale of 160,300 common shares, for total gross proceeds of $16,030. Subsequent to December 31, 2006, we received $346,080 from the exercise of stock options. Of this amount $176,760 (USD $150,000) was received prior to March 19, 2007, which was the date of our auditors’ opinion on our financial statements, while the balance of $169,320 (USD $150,000) was received subsequent to such audit opinion date.

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

During 2006, we used $41,516 in operating activities, a decrease of $15,139 from 2005. The decrease in 2006 compared to 2005 was primarily due to a decrease in the 2006 net loss ($38,649) compared to the net loss in 2005 ($57,123).

No financing activities occurred in 2006 or 2005. In 2006, investing activities were the result of $60,468 received from the redemption of short-term investments offset by an outflow of $7,677 from the acquisition of the Company’s first lease for its Central Plains Property. In 2005, the only investing activity was the purchase of short-term investments of $60,468.

We had cash of $27,061 as of December 31, 2006. We anticipate that we will incur through the end of our next fiscal year:

•	$140,200 in connection with property acquisitions, annual minimum lease payments and exploration expenditures;

•

$53,200 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2006 we had working capital of $23,701. Our working capital at December 31, 2006 is not sufficient for our work for the next 12 months as proposed in our Plan of Operations. However, subsequent to December 31, 2006, the Company received $346,080 from the exercise of stock options. Of this amount $176,760 (USD $150,000) was received prior to March 19, 2007, which was the date of our auditors’ opinion on our financial statements, while the balance of $169,320 (USD $150,000) was received subsequent to such audit opinion date. The funds from these exercises are sufficient to fund operations for the remainder of 2007. However, in the future we shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration program, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing.

We anticipate that our cash requirements to carry out planned exploration of the Central Plains Properties, to acquire additional properties, and to cover administrative costs will be approximately $193,400 through December 31, 2007. Based on these cash requirements and our current cash position we anticipate that we will be able to fund our operations from our working capital in 2007. If we are to expand and grow we will require additional capital for additional exploration. Management plans to raise additional cash as required through equity financing.

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

The Company follows the full cost method for accounting for its oil and natural gas property interests as prescribed by the Canadian Institute of Chartered Accountants, (“CICA”) Accounting Guideline 16 - Oil and Gas Accounting – Full Cost. Under this method all costs related to the acquisition of, the exploration for, and the development of oil and natural gas reserves are capitalized on a country-by-country basis. These capitalized costs are depleted or depreciated on a unit-of-production basis on the estimated proved reserves. Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties. Where the Company has entered into option agreements for the acquisition of an interest in oil and gas properties that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option. Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.

5.C. Research and Development, Patents and Licenses etc.

--- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2006, 2005 and 2004 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars as at December 31, 2006:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual CBM Lease Payments:
Cooking Lake Lease	$ 672	$ 224	$ 448	$0	$ 0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$672	$224	$ 448	$0	$ 0

At December 31, 2006 the Company had interests in a single petroleum and natural gas lease located in the Cooking Lake area of Alberta. Subsequent to December 31, 2006, the Company has entered into an additional 20 leases with the provincial government of Alberta. These leases require aggregate annual minimum lease payments of $16,294.

At December 31, 2006 and 2005, the Company had trade payables and accrued liabilities of $5,506 and $7,288 respectively. All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to US

In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The statement is effective for fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This interpretation is effective for fiscal years beginning after December 15, 2006.

On September 13, 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for fiscal years beginning after November 15, 2007.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management

May 30, 2007

_____________________________________________________________________________

The following table sets forth certain information regarding the members of our board of directors and our executive officers as of May 30, 2007:

Name	Age	Positions and Offices Held

Robert Coale	67	Director, Chairman, President, Chief Executive and Operating Officer and Secretary
Donald Neal (1)	54	Director, Vice President
Duncan Budge (1)	55	Director
Michael Nott (1)	33	Director

(1) Member of the Audit Committee.

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

Robert Coale has been a Director and our Chairman, President, and Chief Executive and Operating Officer and Secretary since April 2004. Since June 2003 he has been a Director of, and since October 2005 he has also been the President, and Chief Executive and Operating Officer and Secretary of Patriot Gold Corp., a publicly traded natural resource exploration company. He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwaterstrand in South Africa) and an MBA from the University of Minnesota (1982). He has over 40 years of resource related business and management experience. From November of 1999 to 2004, Mr. Coale was Senior Project Manager for EFS West, a privately held engineering and construction company located in Van Nuys, CA. At EFS West, he was responsible for development of natural gas and landfill gas engine generator plants and worked as a design engineer for liquefied and compressed natural gas storage and fueling facilities. Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

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

Duncan Budge has served on our Board of Directors since February 2005. Since the August 2006 he has served as a Director of Strata Oil & Gas Inc and Liberty Petroleum Inc., both of which are publicly traded oil and natural gas exploration companies. In addition, since October 2005 he has also served as a Director of Patriot Gold Corp., a publicly traded natural resource exploration stage company. Mr. Budge is a professional accountant who owned and operated his own Chartered Accounting firm from 1990 to 2001 until his retirement. Since 2001, he has worked as an independent financial consultant to firms in a variety of industries. Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accounting designation in 1977. Subsequent to his retirement in 2001, Mr. Budge resigned his Chartered Accountant designation. Mr. Budge does not currently hold a Chartered Accountant designation but is in the process of renewing his designation.

Michael Nott is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999. Since August 2006 he has also served as a Director of Liberty Petroleum Inc., a publicly traded oil and natural gas exploration company. Currently Mr. Nott is a project geologist in the Unconventional Gas Research Group with the Alberta Research Council which is primarily involved with the research and testing of Coal Bed Methane and Shale gas. From 1999 to 2005, he worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta. He has field experience across North America including Alberta, Saskatchewan and Colorado. Mr. Nott graduated from the University of New Brunswick with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

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

6.B. Compensation

Cash Compensation

Except as describe herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2006. Effective May 1, 2006 Mr. Nott began receiving CDN $500 per month for serving on our Board of Directors. During the fiscal year ended December 31, 2006, such monthly payments made to Mr. Nott totaled $4,000. The monthly fees owing to Mr. Nott shall continue as long as he continues to serve as a Director of the Company.

We do not maintain key-man life insurance for any of our executive officers or directors.

At the Company’s Annual General Meeting held June 23, 2006, a majority of the Company’s shareholders approved the Company’s 2006 stock option plan. The stock option plans provides for the granting of up to a maximum of 5,000,000 common stock options. To date, 3,000,000 options have been granted under the plan at an exercise price of USD $0.10 per option.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exception of Michael Nott, there are no Director Service contracts. Mr. Nott’s service contract will terminate upon his ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Company’s Audit Committee consists of the following three directors, all of who are financially literate and knowledgeable about the Company’s affairs: Duncan Budge, Don Neal, and Michael Nott. Mr. Duncan Budge is the audit committee’s financial expert member as an accountant with over 25 years experience in business.

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

6.E. Share Ownership

The following table lists, as of May 30, 2007 Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management

______________________________________________________________________________

______________________________________________________________________________

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

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned	Number of Shares of common shares Beneficially Owned

Robert Coale	16,000,000(1)	35.9%
Donald Neal	14,000,000(1)	31.4%
Michael Nott	-	-
Duncan Budge	-	-
All directors and executive officers as a group (three persons)	30,000,000	67.3%

*	Based on 44,560,300 shares outstanding as of May 30, 2007.

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

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable;
(b)	options may be exercisable for a maximum of ten years from grant date;
(c)	options to acquire no more than 5% of the issued shares of the Company under the Plan together with any other options for services may be granted to any one individual in any 12-month period;
(d)	options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;
(e)	the issuance of shares to insiders of the Company may not exceed 10% of the issued and outstanding shares within a one-year period;
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares. As at May 30, 2007, Robert Coale and Donald Neal own an aggregate 30,000,000 shares, or 67.3% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

As of May 30, 2007 there were no significant changes in shareholders holdings.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

As of May 30, 2007 the Company’s shareholders’ list showed 44,560,300 common shares outstanding which were held by approximately 50 stockholders of record. Our only shareholder who is a United States citizen or resident is Robert Coale, our Director, Chairman, President, Chief Executive and Operating Officer and Secretary who owns 16,000,000 common shares.

The Company’s shares have only recently begun trading under the symbol GGSIF:OTC:BB.

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

In May 2004, pursuant to an agreement, we issued 16,000,000 common shares to Robert Coale, one of our officers, directors and founder. Such shares are restricted and the certificates representing such shares contain a restrictive legend. In May 2004, we also issued 14,000,000 common shares to one of our directors and founder, Donald Neal.

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

Amounts Owing to Senior Management/Directors

At December 31, 2006 and 2005 no amounts were owed to senior management or directors. There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Smythe Ratcliffe is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2006/2005 Ended December 31st

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

On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Cooking Lake Property”). The rights to the Cooking Lake Property were acquired for $7,677 (including closing costs) which was paid upon signing. The rights that were acquired relate to the petroleum and natural gas rights only. The Cooking Lake Property covers 64 hectares of land in the Cooking Lake area of Alberta, which is approximately 12.5 miles east of Edmonton in the Plains region of Alberta. The lease, which expires in March 2010, gives the Company the right to explore the Cooking Lake Property covered by the lease. Giant’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Cooking Lake Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $224 until expiry on March 24, 2010.

In a series of transactions from February 7, 2007 to April 4, 2007, the Company entered into 20 leases in multiple transactions with the Province of Alberta for a total of 4,656 hectares of land. All of the leases were acquired through the public auction process conducted by the provincial government. To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government. All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

On March 19, 2007, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B and Class C warrants (the “Warrants”). Originally, all of the Warrants were to have vested on May 20, 2007 (the “Warrant Commencement Date”). As a result of the agreements between the Company and the respective warrant holders, the Warrant Commencement Date has been extended from May 20, 2007 to May 20, 2008 with respect to the Class A Warrants, to November 20, 2008 with respect to the Class B Warrants, and to May 20, 2009 with respect to the Class C Warrants. All other terms of the Warrant agreements remain unchanged.

ITEM 9. THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

Our stock has only recently begun trading on the OTC Bulletin Board under the symbol GGSIF:OTC:BB. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

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

10.C. Material Contractsn

Since inception (April 2, 2004), the Company has entered into the material contracts listed below:

1.

Property Option Agreement between the Company and JRC Enterprises Ltd. On February 8, 2005. This option agreement was not exercised by the Company by February 8, 2006 and as a result the Company no longer has a right to the property related to this agreement.

2.

We have an agreement with Robert Coale, our Chairman, President, Chief Executive and Operating Officer and Secretary, which allows us at any time to send a notice to Mr. Coale that we are purchasing all or any portion of his 16,000,000 shares. The irrevocable option which he granted us is exercisable at any time at an exercise price of CDN $0.01 per share. We have the same option right with respect to 14,000,000 shares owned by Mr. Donald Neal, a director. Under these agreements, if we elect to exercise our option to purchase their shares, we shall pay the applicable purchase price thereof no later than 10 business days after the delivery of a notice.

3.

On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Cooking Lake Property”). The rights to the Cooking Lake Property were acquired for $7,677 (including closing costs) which was paid upon signing. The rights that were acquired relate to the petroleum and natural gas rights only. The Cooking Lake Property covers 64 hectares of land in the Cooking Lake area of Alberta, which is approximately 12.5 miles east of Edmonton in the Plains region of Alberta. The lease, which expires in March 2010, gives the Company the right to explore the Cooking Lake Property covered by the lease. Giant’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Cooking Lake Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $224 (USD $191) until expiry on March 24, 2010.

4.

On March 19, 2007, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B and Class C warrants (the “Warrants”). Originally, all of the Warrants were to have vested on May 20, 2007 (the “Warrant Commencement Date”). As a result of the agreements between the Company and the respective warrant holders, the Warrant Commencement Date has been extended from May 20, 2007 to May 20, 2008 with respect to the Class A Warrants, to November 20, 2008 with respect to the Class B Warrants, and to May 20, 2009 with respect to the Class C Warrants. All other terms of the Warrant agreements remain unchanged.

5.

In a series of transactions from February 7, 2007 to April 4, 2007, the Company entered into 20 leases in multiple transactions with the Province of Alberta to acquire 4,656 hectares of land. All of the leases were acquired through the public auction process conducted by the provincial government. To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government. All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 34,200,000 common shares. Of these warrants, 11,400,000 are exercisable at $0.10 per share, which are exercisable beginning May 20, 2008 and expire May 20, 2009; 11,400,000 are exercisable at $0.50 per share, which are exercisable beginning November 20, 2008 and expire May 20, 2010; and 11,400,000 are exercisable at $1.10 per share, which are exercisable beginning May 20, 2009 and expire May 20, 2011. The warrants are non-transferable and provide for a cashless exercise option.

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

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Robert Coale. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective.

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

During the most recently completed fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three directors, all of who are financially literate and knowledgeable about the Company’s affairs. Mr. Duncan Budge is the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. In addition to serving on the Board of Giant Oil & Gas Inc., he also serves on the Board and is the Audit Committee Chair of Patriot Gold Corp., Strata Oil & Gas Inc and Liberty Petroleum Inc.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe in 2006 and 2005, the Company’s auditors.

Fiscal Year ended December 31, 2006 and 2005	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2006	2005

Audit Fees	$8,000	$5,000
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other Fees	$4,000	$4,700

Total	$12,000	$9,000

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

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
*1.1	Articles of Incorporation of the Company
**1.2	Articles of Amendment
*1.3	By-Laws of the Company
*2.1	Specimen Common Stock Certificate
*2.2	Form of Class A Warrant
*2.3	Form of Class B Warrant
*2.4	Form of Class C Warrant
*2.5	Agreement between the Company and Robert Coale dated May 7, 2004
*2.6	Agreement between the Company and Donald Neal dated May 7, 2004
**4.1	Option Agreement with JCR Enterprises Ltd.
***4.2	Petroleum, Natural Gas and General Rights Conveyance Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
***4.3	Royalty Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
***11.1	Code of Ethics
****12.1	Certification of Principal Executive and Financial Officer
****13.1	Section 1350 Certification

* Previously filed with the Company’s registration statement on Form F-1, Registration No. 333-125381, submitted to the SEC on May 31, 2005.

** Previously filed with the Company’s registration statement filed on Form F-1/A, Registration No. 333-125381 submitted to the SEC on September 7, 2005.

*** Previously filed with the Company’s registration statement on Form 20-F, Registration No. 333-125381, submitted to the SEC on June 30, 2006.

**** Filed herewith.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Financial Statements

December 31, 2006 and 2005

(Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF GIANT OIL & GAS INC.

(An Exploration Stage Company)

We have audited the balance sheets of Giant Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004 and for the cumulative period from April 2, 2004 (inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 and for the cumulative period from April 2, 2004 (inception) to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 19, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 1 to the financial statements. Our report to the shareholders dated March 19, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 19, 2007

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2006	2005

Assets
Current
Cash	$27,061	$15,786
Short-term investment (note 2(d))	-	60,468
Accounts receivable	987	306
Prepaid expenses	709	755

	28,757	77,315
Oil and Gas Property Interests (note 4)	7,677	-

Total Assets	$36,434	$77,315

Liabilities

Current
Accounts payable and accrued liabilities	$5,056	$7,288

Shareholders’ Equity

Capital Stock (notes 5 and 6)	133,030	133,030
Deficit	(101,652)	(63,003)

Total Shareholders’ Equity	31,378	70,027

Total Liabilities and Shareholders’ Equity	$36,434	$77,315

Nature of Operations and Going-Concern (note 1)

Approved by the Board:

“Robert Coale”

................................................................................................ Director

Robert Coale

“Donald Neal”

................................................................................................ Director

Donald Neal

See notes to financial statements.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Canadian Dollars)

				Cumulative
	Years Ended December 31,			Period From
				April 2, 2004
				(Inception) to
				December 31,
	2006	2005	2004	2006

Expenses
Office and sundry	$14,592	$6,871	$147	$21,610
Professional fees	12,000	10,478	5,000	27,478
Consulting	5,000	-	-	5,000
Directors’ fees	4,000	-	-	4,000
Legal and filing fees	3,546	32,696	733	36,975
Oil and gas property interests (note 4)	-	7,546	-	7,546

Total Expenses	(39,138)	(57,591)	(5,880)	(102,609)
Interest income	489	468	-	957

Net Loss for Period	(38,649)	(57,123)	(5,880)	(101,652)
Deficit, Beginning of Period	(63,003)	(5,880)	-	-

Deficit, End of Period	$(101,652)	$(63,003)	$(5,880)	$(101,652)

Basic Loss Per Share	$0.00	$0.00	$0.00

Weighted Average Number of
Common Shares Outstanding	41,560,300	41,560,300	35,670,997

See notes to financial statements.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Statements of Cash Flows

(Canadian Dollars)

				Cumulative
	Years Ended December 31,			Period From
				April 2, 2004
				(Inception) to
				December 31,
	2006	2005	2004	2006

Operating Activities
Net loss	$(38,649)	$(57,123)	$(5,880)	$(101,652)
Adjustments to reconcile net loss to
net cash used in operating activities
Accounts receivable	(681)	(306)	-	(987)
Prepaid expenses	46	(755)	-	(709)
Accounts payable and accrued liabilities	(2,232)	1,529	5,759	5,056

Cash Used in Operating Activities	(41,516)	(56,655)	(121)	(98,292)

Investing Activities
Acquisition of oil and gas property interest	(7,677)	-	-	(7,677)
Investment in (proceeds from) short- term investment	60,468	(60,468)	-	-

Cash Provided by (Used in) Investing Activities	52,791	(60,468)	-	(7,677)

Financing Activity
Shares issued for cash	-	-	133,030	133,030

Inflow (Outflow) of Cash	11,275	(117,123)	132,909	27,061
Cash, Beginning of Period	15,786	132,909	-	-

Cash, End of Period	$27,061	$15,786	132,909	$27,061

See notes to financial statements.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN

The Company was incorporated in Canada under the Business Corporations Act on April 2, 2004 and is an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas properties in North America.

At December 31, 2006, the Company had working capital of $23,701 (2005: $70,027) and an accumulated deficit of $101,652 (2005: $63,003). The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas properties. The Company’s ability to continue as a going-concern is dependent on the continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

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

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States. The significant differences and the approximate related effects on these financial statements are set forth in note 7.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Areas requiring the use of estimates include the carrying values of short-term investments, oil and gas property interests, accounts payable and accrued liabilities estimates, asset retirement obligations, assumptions used to determine fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from these estimates and would impact future results of operations and cash flows.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Oil and gas property interests

The Company follows the full cost method of accounting for its oil and natural gas property interests as prescribed by the Canadian Institute of Chartered Accountants Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Under this method all costs related to the acquisition of, exploration for, and development of oil and natural gas reserves are capitalized on a country-by-country basis. These capitalized costs are depleted or depreciated on a unit-of-production basis based on the estimated proved reserves. Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties.

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

(g)	Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Diluted loss per share is not computed as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date;

(ii)	Expenses, at the average rate of exchange for the year.

Gains and losses arising from the translation are included in the current period’s income (loss).

(i)	Revenue recognition

The Company recognizes interest income on its investment on an accrual basis at the stated rate over the term to maturity.

(j)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2006, the Company did not have any asset retirement obligations.

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

The Company is not exposed to credit risk with respect to its accounts receivable since accounts receivable consist of GST input tax credits due from the Government of Canada.

(d)	Translation risk

The Company is exposed to foreign currency fluctuation to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

4.    OIL AND GAS PROPERTY INTERESTS

Cooking Lake, Alberta

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas lease with the government of the province of Alberta. The underlying lease acquired by the Company covers 64 hectares of land located in the Cooking Lake area of Alberta. Upon signing the Agreement, the Company paid the Vendor $7,677 (including closing costs) and agreed to assume the underlying lease payments to the province of Alberta. The underlying lease requires minimum annual lease payments of $224 payable to the government of Alberta. A royalty is also payable on any petroleum products produced from the property. The amount of the royalty is dependent upon the nature of the products produced.

In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Cooking Lake property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

Jack County, Texas

On February 8, 2005, the Company entered into an assignment of interest agreement (the “Agreement”) with JRC Enterprises Ltd. giving the Company the irrevocable assignment of a 10% working interest and 8% net revenue interest in Wimberly #5 (the “Well”), located in Jack County, Texas. Subsequent to making the initial payment of $7,546 (US $6,000), the Company did not renew its option and has subsequently expensed the option payment.

5.	CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value

Issued and outstanding

	Number of
	Common
	Shares	Amount

Balance, December 31, 2004, 2005 and 2006	41,560,300	$133,030

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

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

All of the warrants become exercisable on May 20, 2007 and all of these warrants are unexercised and outstanding as at December 31, 2006. The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(c)	On June 7, 2004, the Company issued a further 160,300 common shares for gross proceeds of $16,030.

(d)	Share purchase warrants

As at December 31, 2006, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows (not exercisable until May 20, 2007):

Weighted Average Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued	Exercised	Expired	Outstanding at December 31, 2006

$ 0.10	May 20, 2009	11,400,000	-	-	-	11,400,000
$ 0.50	May 20, 2010	11,400,000	-	-	-	11,400,000
$ 1.10	May 20, 2011	11,400,000	-	-	-	11,400,000

$ 0.57		34,200,000	-	-	-	34,200,000

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

6.       SHARE REPURCHASE OPTION

The Company holds an irrevocable right to repurchase all or a portion of these shares for a price of $0.01 per share. The Company can exercise this right at any time at its sole discretion. The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change in control of the Company or failure to reach performance goals). The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company. The Company may exercise its right of repurchase as to some or all of the shares held (directly or indirectly) by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase. The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift or grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations. No value has been ascribed to this financial instrument as there is no benefit to the Company; the benefit will accrue to the non-management shareholders.

7.	INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005	2004

Income tax rate	34.12%	34.12%	38%

Income tax benefit computed at Canadian statutory rates	$13,187	$19,490	$2,234
Temporary difference	(637)	(86)	-

	12,550	19,404	2,234
Unrecognized tax losses	(12,550)	(19,404)	(2,234)

Net future income tax assets	$-	$-	$-

The components of the future income tax assets are as follows:

	2006	2005

Non-capital loss carry-forwards for Canadian tax purposes	$102,000	$62,000
Tax value in excess of book value of capital assets	1,620	-

	103,620	62,000
Appropriate tax rate	34.12%	34.12%

Income tax asset	35,355	21,154
Valuation allowance	(35,355)	(21,154)

	$-	$-

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

7.       INCOME TAXES (Continued)

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized. When circumstances change and this causes a change in management’s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The Company has accumulated non-capital losses for income tax purposes of approximately $102,000. The losses expire as follows:

2014	$5,000
2015	57,000
2026	40,000

$102,000

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

8.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)	The Company’s accounting policies do not differ from accounting policies generally accepted in the United States.

(b)	Recently issued US accounting pronouncements:

In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. APB Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The statement is effective for fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (SFAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in SFAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This interpretation is effective for fiscal years beginning after December 15, 2006.

On September 13, 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006.

GIANT OIL & GAS INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006 and 2005 and Cumulative Period From April 2, 2004 (Inception) to December 31, 2006

(Canadian Dollars)

8.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)	Recently issued US accounting pronouncements (Continued):

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

9.	SUBSEQUENT EVENTS

(a)

Subsequent to December 31, 2006, the Company completed two additional transactions for a total of nine leases with the province of Alberta for an aggregate cost of $20,878. The new leases require aggregate annual minimum lease payments of $7,616. All of these leases were acquired through the public auction process with the government of Alberta. To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the province. Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government. All of the leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

(b)

On March 19, 2007, by way of letter agreements with each individual warrant holder, the Company and each respective warrant holder have agreed to extend the vesting of the Company’s Class A, Class B and Class C warrants (the “Warrants”). Originally, all of the Warrants were to have vested on May 20, 2007 (the “Warrant Commencement Date”). As a result of the agreements between the Company and the respective warrant holders, the Warrant Commencement Date has been extended from May 20, 2007 to May 20, 2008 with respect to the Class A Warrants, to November 20, 2008 with respect to the Class B Warrants, and to May 20, 2009 with respect to the Class C Warrants. All other terms of the Warrant agreements remain unchanged.

(c)

In February 2007, the Company granted 3,000,000 common stock options at a price of US $0.10 per option. All of the options vested immediately and 1,500,000 options have been exercised for net proceeds of US $150,000.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Oil & Gas Inc. SEC File No. 333-125381 Registrant

Dated: May 30, 2007	Signed:	/s/ Robert Coale
Robert Coale
Director, Chairman, President,
Chief Executive and Operating
Officer and Secretary

Dated: May 30, 2007	Signed:	/s/ Donald Neal
Donald Neal
Vice President

Dated: May 30, 2007	Signed:	/s/ Duncan Budge
Duncan Budge
Director

Dated: May 30, 2007	Signed:	/s/ Michael Nott
Michael Nott
Director