Form 20-F
period 2007-12-31
Giant Oil & Gas Inc.
filed 2008-05-22
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934

For the fiscal year ended________December 31, 2007________

OR
[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  44,560,300 common shares as of December 31, 2007 and 44,672,660 as of May 21, 2008. No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes [X]   No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]                                                      Accelerated filer [  ]                                           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]                International Financial Reporting Standards as issued                                                                                                    Other [ X]
by the International Accounting Standards Board [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Index to Exhibits on Page ___

GIANT OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2007

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

Exploration
The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase.

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

In this Annual Report, the “Company”, “Giant Oil & Gas Inc.”, “Giant”, "we", "our", and "us", refer to Giant Oil & Gas Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta, T3H 3C8.

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

The Company currently has an interest in 61 Petroleum and Natural Gas leases with the Province of Alberta, Canada.  All of these leases are located in Alberta, Canada with the Company focusing on the two specific regions known as the Highvale and Suffield areas.  The Company’s current focus is on the coal bed methane rights associated with the leases.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This 20-F includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2007, 2006 and 2005 and from April 2, 2004 (inception) to December 31, 2004 was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this 20-F.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For the Twelve Months Ended December 31, 2007	For the Twelve Months Ended December 31, 2006	For the Twelve Months Ended December 31, 2005	For the Period April 2, 2004 (Inception) to December 31, 2004
Operating Revenues	-	-	-	-
Interest Income	-	$489	$468	-
Loss from Operations	$(3,950,269)	$(38,649)	$(57,123)	$(5,880)
Net Loss and comprehensive loss	$(3,950,269)	$(38,649)	$(57,123)	$(5,880)
Loss per Share – Basic and Diluted	$(0.09)	$(0.00)	$(0.00)	$(0.00)
	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004

Total Assets	$364,177	$36,434	$77,315	$132,909
Net Assets	$308,747	$31,378	$70,027	$127,150
Total Liabilities	$55,430	$5,056	$7,288	$5,759
Working Capital	$39,022	$23,701	$70,027	$127,150
Share Capital	$483,790	$133,030	$133,030	$133,030
Common Shares Issued	44,560,300	41,560,300	41,560,300	41,560,300
Dividends Declared	-	-	-	-

3.A.3. Exchange Rates

In this 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of four periods ended December 31st since the Company’s inception on April 2, 2004, the average rates for the period and the range of high and low rates for the period.  The data for April 2008 and for each month during the most recent six months is also provided.

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

Period	Average	High	Low	Close

April 2008	1.01	1.00	1.03	1.01
March 2008	1.00	0.98	1.03	1.03
February 2008	1.00	0.97	1.02	0.98
January 2008	1.01	0.99	1.03	1.00
December 2007	1.00	0.98	1.02	0.99
November 2007	0.97	0.92	1.00	1.00

Fiscal Year Ended December 31, 2007	1.07	0.92	1.19	0.99
Fiscal Year Ended December 31, 2006	1.13	1.01	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
April 2, 2004 to December 31, 2004	1.30	1.20	1.38	1.20

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

RISKS RELATING TO OUR COMPANY

1.
We are an exploration stage company, with limited operating history in oil and gas exploration and we have focused primarily on establishing our operations, all of which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

We incorporated on April 2, 2004 and since incorporation we have acquired early stage properties but we have not generated any revenue since inception.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations and have been focused on organizational and fund raising activities and the acquisition of early stage exploration properties. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

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

2.
The field of oil and gas exploration is difficult to predict because of technological advancements and market factors, which factors our management may not correctly assess and it may make it difficult for investors to sell their our common shares.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of our business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Bulletin Board.  Investors may find it difficult to sell their shares on the OTC Bulletin Board should a market ever develop for our shares.

3.
Because we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will need to raise a substantial amount of additional capital in order to fund our operations for the next twelve months and in order to develop our property and acquire and develop new properties.  If the prospects for our property are not favorable or the capital markets are tight, we would not be able to raise the necessary capital and we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Cash on hand is insufficient to fund our anticipated operating needs of approximately $292,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.
Even if we discover coal bed methane on our properties and commence the drilling of wells, we will not be able to generate revenues for at least an additional year thereafter, as we must dewater any such wells for a year on average before methane production begins.  We will need to raise a substantial amount of additional capital to fund our operations during the period of dewatering, and should we fail to do so, we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Currently, we are focused primarily on exploring our properties to determine the potential of the properties to host any natural gas in the form of coal bed methane.   We have no revenues, and we do not have any plan to generate revenue unless and until our exploration program is successful in finding productive wells.  However, even if we discover coal bed methane on any of our properties and commence the drilling of wells, we will not be able to generate revenues for at least an additional year thereafter, as we must dewater any such wells for a year on average before methane production begins.  Coal bed methane cannot be extracted until the water that permeates coal beds is pumped out, because the water traps the gas in the coal. This dewatering lowers coal bed pressure and, like taking the cork out of a bottle of champagne, the bubbles (methane) come to the top.  Dewatering often means dumping 12 to 15 gallons of water a minute from each well, a process that must continue for a year on average before maximum methane production kicks in.  Accordingly, we will require substantial additional capital to fund our operations during the one-year period during which we must dewater any wells we may drill.  Because we currently do not have any cash flow from operations, we will need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected, even if we discover coal bed methane on our properties.  In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

5.
We have an irrevocable option to repurchase an aggregate of 30,000,000 common shares held by our directors, and unaffiliated stockholders have no protection against our future potential decision to repurchase such  shares pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

We have an irrevocable option to repurchase 16,000,000 common shares held by Robert Coale, our Director and founder and 14,000,000 common shares held by Donald Neal, our Vice President and a member of our Board of Directors.   The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company. For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Coale and $140,000 for the shares held by Mr. Neal.  Such shares were originally purchased by the holders thereof at a purchase price of $0.0001 per share, amounting in the aggregate to $1,600 for the shares held by Mr. Coale and $1,400 for the shares held by Mr. Neal.  Accordingly, if we exercise our option to repurchase such shares, Mr. Coale will make a profit equal to $158,400, and Mr. Neal will make a profit equal to $138,600.  Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

6.
We are heavily dependent on contracted third parties and upon Rob Sandhu, who is our Director, Chairman, President, Chief Executive and Operating, Officer, and Secretary.  The loss of Mr. Sandhu, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan and continue our operations until we found a suitable replacement.

We are dependent on the continued contributions of Rob Sandhu, whose knowledge and leadership would be difficult to replace.  Our success is also heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not currently have any consulting agreements in place with either Mr. Sandhu or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program.  We do not maintain any key person insurance on Mr. Sandhu.   If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Sandhu.

7.
Volatility of oil and gas prices and markets, over which we have no control, could make it difficult for us to achieve profitability and investors are likely to lose their investment in our common shares.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil.  The amounts of, and price obtainable for, any oil and gas production that we achieve will be affected by market factors beyond our control.  If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

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

8.
Drilling wells is speculative, often involving significant costs that are difficult to project and may be more than our estimates, unsuccessful drilling of wells or successful drilling of wells that are, nonetheless, unprofitable, any one of which is likely to reduce the profitability of our business and negatively affect our results of operations.

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives.  The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services.  Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties.  Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment.  Exploratory wells bear a much greater risk of loss than development wells.  A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic and the results of our operations will be negatively affected as well.

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
• blow-outs and surface cratering;
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
• suspension of our operations; and
• repairs to resume operations.

10.
If we commence drilling, we do not currently have any contracts with equipment providers, we may face the unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services which could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget and, as a result, negatively impact our financial condition and results of operations.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could negatively impact our financial condition and results of operations.  Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry.  Increased drilling activity in these areas may also decrease the availability of rigs.  We do not currently have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them.  Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

11.	We are subject to complex laws and regulations, including environmental regulations, which can significantly increase our costs and possibly force our operations to cease.

If we commence drilling and experience any leakage of crude oil and/or gas from the subsurface portions of a well, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of a well, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries.  In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

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

12.
Our auditors’ opinion in our December 31, 2007 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $4,051,921 from April 2, 2004 (inception) to December 31, 2007.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

13.	If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the respective property.

We have 61 Petroleum and Natural Gas leases in Alberta, Canada.  Our leases require annual lease payments to the Alberta provincial government.  See Item 4.D of this Form 20-F for a more detailed description of the property obligations.  If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

14.
We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in locating and commercializing oil and natural gas reserves and, as a result, we may fail in our ability to maintain or expand our business.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change.  We may be unable to compete successfully with our existing competitors or with any new competitors.  We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do.  This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

15.
Since our directors work for other natural resource exploration companies, their other activities for those other companies may involve a conflict of interest with regard to their time, could slow down our operations or negatively affect our profitability.

Our officers and directors are not required to work exclusively for us and do not devote all of their time to our operations.  In fact, our directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies.  Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slowdown in operations.  It is expected that each of our directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

16.
Our principal shareholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

As of May 21, 2008 our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 67.2% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  In addition, it is possible for our directors and executive officers to modify their share purchase agreements such that they could force the repurchase of their shares and remain on the board.  Also, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease.  Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

17.
We have no employees and our only officer works one day per week on our business and our directors work only one hour per week on our business.  Consequently, we may not be able to monitor our operations and respond to matters when they arise in a prompt or timely fashion.  Until we have additional capital or generate revenue, we will have to rely on consultants and service providers, which will increase our expenses and increase our losses.

We do not have any employees, our only officer works on our business one day per week and our directors each spends one hour a week on our business.  With practically no personnel, we have a limited ability to monitor our operations, such as the progress of oil and gas exploration, and to respond to inquiries from third parties, such as regulatory authorities or potential business partners.  Though we may rely on third party service providers, such as accountants and lawyers, to address some of our matters, until we raise additional capital or generate revenue, we will have to rely on consultants and third party service providers to monitor our operations, which will increase our expenses and have a negative effect on our results of operations.

RISKS RELATING TO OUR COMMON SHARES

18.	We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

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

19.
Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

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

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules.  This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

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

20.
We have registered 34,650,000 common shares underlying our warrants that may be available for future sale.  The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of May 21, 2008, we had warrants outstanding to purchase an aggregate of 34,200,000 common shares.  We have registered the 34,200,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of November 20, 2008 with respect to the 11,400,000 Class A warrants, May 20, 2009 with respect to the 11,400,000 Class B warrants, and November 20, 2009 with respect to the 11,400,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

21.	There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

Our shares only began trading on the OTC Bulletin Board in April 2007 under the symbol GGSIF and there is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.  If for any reason a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common shares should they desire to do so.

22.	State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

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

23.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian generally accepted accounting principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with Canadian GAAP together with reconciliation to US GAAP.  In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

24.	Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

25.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

26.
Because we are incorporated in Canada under the Canadian Business Corporations Act and all of our assets, officers, and four of our directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of our officers and four of our directors are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

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

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.  We currently have petroleum and natural gas rights to 10,986 hectares of land granted under 61 leases entered into with the province of Alberta, Canada.  With the exception of one lease that was acquired from a third party, all of the leases were obtained through a public auction process conducted by the province of Alberta.

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

For the period from April 2, 2004 (inception) to December 31, 2007, we did not generate any revenue.

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

From February 2007 to February 2008, the Company entered into 60 additional Petroleum and Natural Gas leases in multiple transactions with the province of Alberta, Canada.  These additional leases cover 10,922 hectares of land in Alberta with a focus on the Highvale and Suffield areas.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government.    The bid price includes the first year’s minimum annual lease payments.

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties are in remote locations and subject to significant temperature variations and changes in working conditions.  It may not be possible to actively explore the Company’s properties in Alberta throughout the year because seasonal changes in the weather.  If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

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

PETROLEUM AND NATURAL GAS LEASES

The Company has interests in 61 petroleum and natural gas (“PN&G”) leases in Alberta, Canada.  With the exception of the Company’s first lease acquired in June 2006, all of these leases were acquired through the public auction process with the government of Alberta.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.  The Company’s specific goal is to explore for coal bed methane.

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

OIL AND GAS PROPERTY INTERESTS

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

In a series of transactions from February 2007 to February 2008, the Company has entered into an additional 60 PN&G leases in multiple transactions with the Province of Alberta covering an additional aggregate 10,922 hectares of land.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

Location

All of the Company’s leases are located in the Province of Alberta with a focus on two areas known as the Highvale and Suffield regions.

HIGHVALE

R7
R6
R5
R4
R3
R2
R1 W5M
T56
T55
T54
T53
T52
T51
T50
T49
T48
River
Pembina
43
Lac Ste Anne
Isle Lake
SPRUCE GROVE
16
SEBA BEACH
WABAMUN
Wabamun Lake
STONY PLAIN
TOMAHAWK
RIVER
SASKATCHEWAN
NORTH
LEGEND
HIGHWAY
ROAD
RAILWAY
RIVER/CREEK
LAKE/POND
GIANT OIL & GAS LEASE
5000
0
5000
10000
GIANT OIL & GAS
HIGHVALE AREA
LOCATION MAP
DRAWN BY: MLE
CHKD BY: GFU
DATE: 08 05 02

The Highvale group of leases covers more than 6,000 acres in the Tomahawk/Highvale area of west central Alberta. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone which is of primary interest to us. The majority of the area is accessible year round.

SUFFIELD

R10
R9
R8
R7
R6 W4M
Red Deer
River
T22
T21
T20
T19
T18
T17
T16
T15
T14
BUFFALO
JENNER
RALSTON
SUFFIELD
1
LEGEND
HIGHWAY
ROAD
RIVER/CREEK
LAKE/POND
GIANT OIL & GAS LEASE
5000
0
5000
10000
Metres
GIANT OIL & GAS
SUFFIELD AREA
LOCATION MAP
DRAWN BY: MLF
CHKD BY: GFU
DATE: 08 05 02
FILE: Suffield Location Map.dwg

The Suffield group of leases covers more than 5,200 acres in south eastern Alberta in the center of one of the largest petroleum-producing regions in North America. The Suffield area is known for its prolific gas production and also heavy oil.

Property Lease Information

The Company’s properties are comprised of 61 leases with the government of the province of Alberta, Canada.  The leases are for an initial term of five years with a commencement date equal to the date of acquisition.  The leases are renewable if certain conditions are met.  All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition.  In general, minimum annual lease payments are $3.50 per hectare.

Lease Commencement Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

March 23, 2005 (1)	1	64	$224
February 7, 2007	7	1,536	$5,376
March 8, 2007	2	640	$2,240
March 21, 2007	7	1,652	$5,784
April 4, 2007	4	827	$2,894
May 2, 2007	2	320	$1,120
May 16, 2007	2	512	$1,792
May 30, 2007	10	1,024	$3,584
June 27, 2007	4	256	$896
July 11, 2007	1	272	$952
July 26, 2007	1	13	$50
August 8, 2007	2	384	$1,344
August 22, 2007	9	1,630	$5,705
September 19, 2007	4	1,536	$5,376
October 17, 2007	1	64	$224
November 28, 2007	2	128	$448
January 9, 2008	1	64	$224
February 6, 2008	1	64	$224
	61	10,986	$38,457

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

Highvale Property Geology

This play type was described in some detail in the Canadian Discovery Digest under the title “Oil Patches in the Nisku at Pembina”. The article contains much information on the character of this geology including a proposed method of formation and example logs that show the stratigraphic sequence characteristics. The main focus of the area studied in the review lies to the south and west of the Giant leases in Townships 48 and 49, Ranges 7 and 8, W5. The geological trends that are mapped in the Digest article are shown to extend to the northeast to the Giant leases but no detail to support the location of the trend line boundaries is provided for the area.

As it has an impact on the Giant leases, the prospect is referred to as an “Interior Patch Reef Fairway”. This trend is one which is located between the well known Nisku Pinnacle Reef Fairway to the west and sediments of the Nisku Shelf to the east. West of the “Interior Patch Reef Fairway” and trending parallel to it is another reef trend referred to in the Digest article as the “Nisku Patch Reef Fairway”.  This trend lies to the west of the Giant leases.

The stratigraphic sequence in this area of the Nisku Formation occurs at a depth of about 2,000 m and is overlain by silici-clastic sediments of the Calmar Formation. This formation is continuous throughout this area and is usually suitable for use as a marker bed. The Calmar Formation consists of calcareous shale and siltstone interbedded with anhydrite the proportions of which are variable. The Calmar Formation, in this area, is conformable with the Nisku Formation that underlies it.  The Nisku and Calmar Formations are part of the Winterburn Group. Below the Nisku Formation and in this area, apparently in conformable relation to it, is the shale sequence of the Ireton Formation. This formation is part of the Woodbend Group.

Generally, the Nisku Formation is composed of silty and shaley dolomite and limestone, and anhydrite.  In some places the sequence includes dolomitic mudstone of a lagoonal origin whereas in others basinal clastic sediments may also occur.  Within the project area, the sedimentary sequence of the Nisku Formation is variable, depending on the location of it with respect to the different prospect trends; east of the Giant leases, and forming the Nisku Inner Bank, it consists only of a continuous sequence of carbonate whereas in the Patch Reef environments the Nisku sequence is more varied.

In the vicinity of the “Patch Reef Fairway” and the “Interior Patch Reef Fairway” to the east of it, the Nisku Formation normally consists of three distinct units. At the base is the Lobstick Member, which, in the Highvale area, consists of fossiliferous, argillaceous and silty limestone.  Conformably overlying the Lobstick Member is the Bigoray Member.  In the Giant lease area the Bigoray Member consists of calcareous and dolomitic siltstone and mudstone grading upwards to silty limestone.  Overlying the Bigoray Member is a sequence of beds that is referred to as the Undifferentiated Member in this study.  On some well logs, this unit consists almost entirely of clean reefal limestone, whereas in other locations it is mainly siltstone or shale.  From place-to-place a variety of names have been used to refer to this part of the sequence, including the Cynthia Member, Wolf Lake Member and Zeta Lake Member.

Previous Work

In 2007 the Company completed its initial review of the Highvale Property.  The study was undertaken by extracting data from various well logs drilled in the area from one of the public drill hole database systems named GeoCarta. The database system was searched to identify all wells that penetrated to the Ireton Formation that immediately underlies the Nisku Formation. Formation tops data for the Calmar Formation, the Nisku Formation and the underlying Ireton Formation were extracted. From this information the depth and elevation of all three units was compiled along with the depth and elevation of the Ireton Formation. Initially there were a total of ninety-three wells in the area that were available for inspection but these are of variable quality. A total of seventy wells were found to be suitable for the extraction of the data described above. The well logs were initially correlated using the standard formation tops as identified by the EUB geologists of the Alberta Provincial Government. Where necessary adjustments were made to these correlations for local inconsistencies found in the inspection of one well with respect to adjacent ones.

The database was expanded to include the elevation and thickness data that applies to the Lobstick, Bigoray and Undefined Members of the Nisku Formation. These units are not identified in the public information and had to be manually added. This was done by examining the log traces, making the various picks and adding that data to the data base. The correlation of these units was checked by preparing various cross sections where necessary adjustments to the database were made to produce an internally consistent correlation. The results of the section preparation and database compilation were used to define the geological trends and to prepare various structure, contour and isopach maps.

The boundaries of the “Patch Reef Fairway”, the “Interior Patch Reef Fairway” and the Nisku Shelf were delineated according to the log definitions of the Discovery Digest article. The relationship of these zones relative to the Giant leases was determined. This information shows that the Giant leases are located over the “Interior Patch Reef” trend and that the trend continues past the leases in a northeasterly direction.

However, it should be noted that the contacts between the zones is gradational in nature. The change from the most important Shelf to Interior Patch Reef zone appears to take place over a normal distance of about one to two kilometers. In addition, the change of geological conditions should not be expected to be rectilinear but to twist along the line of the trend as natural deposition processes are prone to do. Further, the drill hole spacing determines the best resolution of the position of the line and the present position shown may be found to be a little different when additional in-fill drilling is completed.

The structure contour maps of the Nisku and Ireton Formation tops are consistent with each other, as was expected, and show that the area is subject to a gentle dip of the beds to the southwest. The contours are surprisingly regular in the trend except for one anomalous event that occurs in the north-central part of the maps. There is nothing on the structure maps that is indicative of anything regarding the prospect potential of the area.

The following are the most important conclusions stemming from our study:

•	The block of Giant leases that were the target for investigation are located on the prospective trend that is currently being drilled and evaluated by several other oil and gas companies in this area;

•	There is nothing to indicate that the Giant leases have any less geological potential for petroleum exploration than any of the adjacent lease areas that have been acquired as Nisku prospects;

•	The logs for the wells along the Interior Patch Reef trend show the development of reef conditions above the Bigoray Member or replacing it from place-to-place; and

•	There is merit for this group of leases in the acquisition of further data for their prospect evaluation. As a first step, this may include the acquisition and evaluation of seismic survey data.

Planned Work by the Company for 2008

The Company’s plan of operations for 2008 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Highvale property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that in the event we are able to raise new funds, we will be able to consider a drill program.

Suffield Property Geology

This play type was described in a report prepared by National Energy Board titled “Conventional Heavy Oil Resources of the Western Canada Sedimentary Basin” (August, 2001). Some aspects were also discussed in a different report prepared by M. B. Dusseault for the Alberta Department of Energy titled “CHOPS: Cold Heavy Oil Production with Sand in the Canadian Heavy Oil Industry” (March, 2002). Both of these reports describe the oil accumulations of this sequence at Suffield as being in the “Heavy Oil Belt” that is most well known at Lloydminster and which occurs adjacent to the Alberta and Saskatchewan Provincial Border.

Details of the stratigraphy and depositional environment of the target sequence at Suffield were presented in a paper titled “Sedimentology, Ichnology and Stratigraphy of the Ostracode Member (Lower Cretaceous) in the Jenner – Suffield Area, Southeast Alberta” (June, 1997). This paper was authored by R. L. Karvonen and S. G. Pemberton and published in Memoir 18 of the Canadian Society of Petroleum Geologists (“CSPG”). Many aspects of the sedimentary geology of the Giant study area draw heavily from the observations presented in the latter publication. The paper contains much information on the character of this geology including a proposed method of formation and example logs that show the stratigraphic sequence characteristics.

The stratigraphy and sedimentation of the Suffield area that encompasses the Giant leases of the area was studied in detail by Karvonen and Pemberton. The results of their work were presented in CSPG Memoir 18 and are used as the basis for the stratigraphy adopted by Giant from its 2007 review of its leases.  The following listed observations, extracted from their paper, are the key ones that relate to the stratigraphy, sedimentology and depositional environment of the sequence that is the target for development by Giant:

•
The Lower Cretaceous Ostracode Zone is a widespread environmentally controlled biozone which is defined in the subsurface of central and southern Alberta.  Located at the top of the Lower Mannville Group, the Ostracode Zone varies from 6 m to 21 m in thickness.  The Upper Mannville Group consists of lithic and feldspathic sandstones, in contrast to the Lower Mannville Group which is characterized by siliceous sandstones capped in some areas by the Calcareous Member, the Ostracode Member equivalent.

•
Previous work on the Mannville succession in southeast Alberta did not recognize the Ostracode sequence as described, but instead grouped the Ostracode sandstone with the upper Mannville sandstones into the ‘Glauconitic sandstone’. The Ostracode sand is itself a distinct barrier deposit, subsequently incised by genetically unrelated Upper Mannville fluvial valley deposits.

•
Deposition of the Ostracode Member throughout much of central and southern Alberta represents the southward transgression of the Boreal sea within the Alberta Foreland Basin.  With this transgression, the relatively low topographic relief and slope resulted in the formation of an extensive shallow embayment.  Previously existing paleovalleys were flooded, resulting in the formation of small bays and estuaries until the topographic highs were eventually flooded.  The basal shale and limy units of the Ostracode interval are easily recognizable laterally extensive markers which represent deposition within this broad shallow brackish water embayment.  The Ostracode interval is representative of marine marginal marine to estuarine environments in central Alberta.  Stratigraphically the shoreface sands of the Ostracode Member produce a distinctive coarsening upwards log profile.  Ostracode Member sandstones average 9 m in thickness reaching a maximum of 24 m.

•
The quartzose sediments of the Ostracode Member sit disconformably on the Ellerslie Member.  The influence of the paleotopographic relief of the pre-Cretaceous surface on depositional patterns decreases up section so that once Upper Mannville sedimentation began, the paleotopography was significantly subdued.  The Ostracode Member is disconformably overlain by the lithic-rich sediments of the Upper Mannville Group, which locally incises into the Ostracode Member.  The Ostracode Member is comprised predominantly of two lithologies, a limy or laminated carbonaceous shale with a moderate abundance of bioturbation, and a very fine to fine grained clean mature sublitharenite sandstone.  To the west-southwest, these sandstones laterally grade into bioturbated shales.

•
To the east the Ostracode barrier sandstones grade laterally into the swamp and lagoonal deposits of the backshore.  There is also a local buildup on the top of the main Ostracode barrier forming a portion of the Suffield A Pool reservoir.  Core and stratigraphic observations indicate that this buildup is a washover deposit.  To the west the barrier sands grade laterally into the bioturbated shales and siltstones of the offshore.

•
A coal typically caps the coarsening upwards unit and the overlying lagoonal deposits.  Overlying the coal are a series of interbedded shales, siltstones and carbonaceous rich sediments interpreted as costal plain deposits.  This blanket of costal plain sediments overlies the Ostracode interval throughout the area.  The Ostracode Member is incised in the Jenner-Suffield area by lithic Upper Mannville valleys of fluvial origin.

•
The barrier sands of the Ostracode Member trend north-northwest, with a known length of over 104 km and an average width of 26 km.  There are two thick trends, possibly representing barrier step out which may have occurred while the barrier was keeping pace with a relative sea level drop.   Although the Ostracode barrier appears to have a sheet-like or blanket morphology, it is most probably a sequence of separate off-lapping sandstone bodies.  The easternmost sandstone trend has another sandstone unit stacked on it.  This sandstone unit reaches about 6 m in thickness and is interpreted to be a later feature, a washover lobe associated with the western bar, which seems to comprise the main shoreline trend.  A number of north trending split-like features are observed on the western, seaward, margin of the barrier.  The Jenner E pool is contained in one of these sandstone buildups which are interpreted as wave-formed offshore spits on the seaward side of the barrier.  The Mannville Group thins to the east, and the Ostracode Member becomes unrecognizable.

•
The Ostracode barrier sands represent potential stratigraphic traps with considerable regional extent as they buildup and are overlain by shales, coals and siltstones of the costal plain.  Laterally adjacent sediments also represent potential seals; in the west these consist of non-reservoir bioturbated shales and siltstones of the offshore; to the east shaley sediments of the backshore and costal plain.  Traps could also be formed with the incision of tight upper Mannville valleys into the shoreface sandstones.

•
Oilfields in the Ostracode sandstones are stratigraphic plays.  Traps are either formed by sand buildups as spits, bars and washovers, flanked by non-reservoir facies or by the incision of younger low permeable upper Mannville valley deposits.”

Previous Work

In 2007 the Company completed its initial review of the Suffield Property.  The study was undertaken by extracting data from various well logs drilled in the area from one of the public drill hole database systems named GeoCarta. The system was used to provide data for the completion of two main tasks. These are:

•	The compilation and analysis of data concerning production of oil from along the sand trends; and
•	The preparation of a series of cross-sections and contour maps.

The purpose of the production data analysis was to find out how production from parts of the zones near the Giant leases compared with the results from more distant locations. This analysis helps to determine the potential for commercial success by drilling on the Giant leases. The drilled parts of the sand trends were subdivided into twenty five blocks that are here referred to as well clusters. The total number of wells in each cluster was recorded. Each well cluster was then searched to identify all flowing, producing, suspended or abandoned oil wells to produce an “oil well” data sub-set.  Each of these data sets was processed using the “Pool Evaluator” routine that is part of the GeoCarta system. The results are presented as a report that contains numerous statistical results concerning the selected well cluster. Altogether, 3,729 wells for the “total well” data set and, of these, 1,632 wells are included in the “oil well” set.

The database was also used for the preparation of the cross-sections included in the study. Four sections that include the target sand zone were prepared and these are approximately oriented perpendicular to the orientation of the sand zones. An isopach map of the sand body zones has already been presented in the Karvonen and Pemberton paper. The GeoCarta database was used for the extraction of formation tops information then used for the generation of a structure contour map.

The stratigraphic nomenclature of Karvonen and Pemberton, which is used in this report, identifies the Ostracod Member sand sequence as belonging to the Lower Mannville Group while earlier workers identified the sequence as being part of the Upper Mannville. The earlier age determination was used in the Provincial Government’s Energy and Utilities Board drilling records to determine that the numerous pools along this trend were within the Upper Mannville. This means that the sequence identified for the pools in the records of the Provincial Government are not different from those addressed in our report but the disconnect of the nomenclature can be confusing if due care is not taken.

Giant had maps prepared showing the boundaries of the Ostracod Member sand zone and the location of the Giant leases over this zone in the Suffield area. The limits to these trends, modified from a map prepared by Karvonen and Pemberton, are based on a selection of the drilling data within the target and a broader region. More detailed work at any location may cause the limits of these zones to be modified.

It is important to note that, as Karvonen and Pemberton have determined in their detailed study of the area, the sand sequence of the Ostracod Member is not a single sheet like body but rather a series of stacked sand bodies any of which may serve as a reservoir for a pool. In fact, there are records where more than one pool exists in this stratigraphic interval in a single well. Karvonen and Pemberton noted that in the Township 20, Range 7 area, where the combined sand thickness of the zone is more than 16 m, an individual reservoir sand unit is 6 m thick. Furthermore the combined sand thickness of this trend is not indicative of the number or thickness of the stacked sand units from one place to the next.

Overall, the study shows that all of the Giant leases lie within the sand zone of the Ostracod Member in this area. However some of the leases have more immediate prospect potential than others. The leases that are located in Townships 16 and 17, Range 5, occur where the total sand thickness of the zone is as much as 20 m. In addition, the two leases in Township 16, Range 8 and in Township 15, Range 9 are both located at the ends of current drilling trends. There is no apparent reason, from this data, why these pools that have already been tested should not also be found on these leases. The lease in Townships 16 and 17, Range 5 is the most prospective of these.

The drilling records of the wells that were used in this report to analyse the production data show the different oil pool names. Altogether there are a total of fifty two separate Upper Mannville pools identified for the trends studied in this report, as well as one for the Glauconitic. While some of these may occur in different parts of the vertical sand sequence and others are distinctly separated laterally from others as separate traps, many appear to simply be extensions of other named pools that are likely to be in connection with each other.

The production success ratio map which is a measure of the percentage of oil wells compared with the total wells in any well cluster shows that, with the exception of a few areas, in Townships 21, 20, 19 and 18 Range 8, the chance of successful drilling on the Giant leases is about the same as in any other area studied. It also shows that the success ratio may be about 50%. These maps show that, as long as drilling is conducted on existing trends of horizontal drilling, the potential for successful oil production may be about the same as for any other location on the same trends in the areas studied south of Township 19.

The following are the most important conclusions stemming from our study:

•
The block of Giant leases that were the target for investigation are located on the prospective sand zone of the Lower Mannville Ostracod Member in this area that is currently being drilled, evaluated and developed by several other oil and gas companies in this area;

•
Overall, the study shows that all of the Giant leases lie within the sand zone of the Ostracod Member in this area. However some of the leases have more immediate prospect potential than others. The lease in Townships 16 and 17, Range 5 is the most prospective of these.

•
The production analysis maps show that the chance of successful drilling on the Giant leases is about the same as most other parts of other area studied, as long as the drilling is located within the lateral boundaries of existing horizontal drilling trends. In this case, the success ratio may be about 50%.

•	This study has focused on the oil production potential in the Giant leases but there is also additional potential for natural gas production from the same zones.

Planned Work by the Company for 2008

The Company’s plan of operations for 2008 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Suffield property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that if funds become available we will be able to consider a drill program.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Giant Oil & Gas Inc. for the fiscal years indicated:

	Giant Oil & Gas Inc.
	Periods Ended December 31
	2007	2006	2005	2004

Revenue	$Nil	$Nil	$Nil	$Nil
Interest income	-	$489	$468	-
Expenses	$3,950,269	$39,138	$57,591	$5,880

Loss from operations	$(3,950,269)	$(38,649)	$(57,123)	$(5,880)
Net loss and comprehensive loss	$(3,950,269)	$(38,649)	$(57,123)	$(5,880)
Net loss per share:
Basic and diluted	$0.09	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding	44,182,218	41,560,300	41,560,300	35,670,997

Results of Operations of Fiscal 2007 vs. Fiscal 2006

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2007 or 2006. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2007 we had a net loss of $3,950,269 compared to $38,649 in 2006.  The increase in the loss of $3,911,620 was primarily related the recognition of $3,876,878 in stock-based compensation in 2007 while none was recognized in 2006.   No stock options were granted in prior years while in 2007, 3,200,000 stock options were granted.  The balance of the increased loss related to an increase in office and sundry, directors’ fees and foreign exchange.  Office and sundry costs increased to $24,100 in 2007 from $14,345 in 2006 as a result of higher accounting and office costs related to the Company needing more administrative services in 2007 due to its increased level of activity.  As of December 31, 2007 the Company had interests in 59 oil and gas leases while in 2006 the Company had acquired only a single lease and as such had not commenced significant operations.  Directors’ fees increased to $9,500 in 2007 from $4,000 in 2006.  One of the Company’s Directors began receiving $500 per month for serving as a Director when he joined the Board in May 2006 while two additional directors were added to the Board in May 2007.  The foreign exchange loss was $16,093 in 2007 compared to $247 in 2006.  The increase relates to the Company granting stock options in U.S. dollars in 2007.  When the stock options were exercised, the Company retained the U.S. dollars for a period of time before converting them to Canadian dollars.  As a result, a foreign exchange loss was incurred.  No such activity took place in 2006.

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

5.B.  Liquidity and Capital Resources

Liquidity

We are an oil and gas exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing oil and gas properties.
We have members on our board of directors who have extensive experience in the oil and gas industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed.  Should we make a finding of natural gas we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling its findings to another oil and gas company, it would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for the company to continue operations.

Since our incorporation we have financed our operations almost exclusively through the sale of our common shares to investors.  As we are an oil and gas exploration and development company with no producing resource properties, we do not generate operating income or cash flow from our business operations.  Until a significant body of oil or gas is found, our working capital requirements will be dependent upon the amount of our exploration budget for any given year.  We expect to continue to finance operations through the sale of equity.  However, there is no guarantee that we will be successful in arranging financing on acceptable terms.

On May 20, 2004, we closed a private placement with six investors for the sale of 11,400,000 units, which generated gross proceeds to us of $114,000. On June 7, 2004, we closed a private placement with forty Canadian investors for the sale of 160,300 common shares, for total gross proceeds of $16,030. During 2007 we received $350,760 from the exercise of common stock options and on April 18, 2008 we received $100,840 (USD $100,000) in proceeds from the sale of 112,360 common shares.

During 2007 we used $73,928 for operating activities compared to $41,516 in 2006, an increase of $32,412.  The increase related to a higher net loss in 2007 of $3,950,269 compared to $38,649 even though $3,876,878 of the increase related to non-cash, stock-based compensation.  The balance of the increase in the net loss contributed $34,742 to the increase in cash used from operations.

No financing activities took place in 2006 while in 2007 $350,760 was received from the exercise of stock options.  Investing activities in 2007 consisted of $216,494 relating to the acquisition of oil and gas property interests.  In 2006, $7,677 was incurred on oil and gas property interests and $60,468 was received from the redemption of short-term investments.

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

We had cash of $87,399 as of December 31, 2007. We anticipate that we will incur through the end of our next fiscal year:

•	$238,000 in connection with property acquisitions, annual minimum lease payments and exploration expenditures;

•
$54,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2007 we had working capital of $39,022. On April 18, 2008 we received $100,840 (USD $100,000) in proceeds from the sale of 112,360 common shares. Even with the proceeds of $100,840, our working capital at December 31, 2007 is not sufficient for our planned work for the next 12 months.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted during the year.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus balance on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award. Because our common stock has only recently begun trading in a public market, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors in addition to share price since a public quotation of our shares is based on limited trading of our stock.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation for those options not yet vested at December 31, 2007.

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2007 or 2006 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars as at December 31, 2007:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual CBM Lease Payments:
Cooking Lake Lease	$151,588	$38,009	$75,794	$37,785	$0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$151,588	$38,009	$75,794	$37,785	$0

At December 31, 2007 the Company had interests in 59 petroleum and natural gas lease located in Alberta, Canada.  Subsequent to December 31, 2007, the Company has entered into two additional leases with the provincial government of Alberta.  These leases require aggregate annual minimum lease payments of $448.

At December 31, 2007 and 2006, the Company had trade payables and accrued liabilities of $55,430 and $5,056 respectively.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to US

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).  The SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although early adoption is permitted. SFAS 157 is not expected to have a material impact on the Company’s financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. This statement expands the use of fair value measurement and applies to companies that elect the fair value option. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of fiscal years that begin after November 15, 2007. SFAS 159 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

SFAS 141(4)

In December 2007, the FASB issued SFAS 141(4) “Business Combinations” and SFAS 160 “Non-controlling Interests in Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(4), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  The Company will evaluate the impact of this standard if it becomes applicable to the Company.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

SFAS 161

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 130.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not currently have any derivative or hedging activities.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information regarding the members of our board of directors and our executive officers as of May 21, 2008.

Name	Age	Positions and Offices Held
Rob Sandhu	31	Director, Chairman, President, Chief Executive and Operating Officer and Secretary
Donald Neal (1)	55	Director, Vice President
Robert Coale	68	Director
Duncan Budge (1)	56	Director
Michael Nott (1)	34	Director

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

Rob Sandhu was appointed to his positions with the Company on October 1, 2007.  Since May, 2007 he has also served as a Director of Liberty Petroleum Inc., a publicly traded oil and gas exploration company.  He is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999. During the preceding five years Mr. Sandhu has worked for the Haliburton Group as a directional driller and as a drilling operator for Phoenix Technology Income Trust. From 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group.  He has field drilling experience throughout Alberta. Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

Donald Neal has served on our Board of Directors since April 2004.  Since February 5, 2004, he has also been the President, Chief Executive and Financial Officer, Treasurer and Secretary of American Goldfields Inc., a publicly traded natural resource exploration stage company. Mr. Neal is a professional engineer with a background in Engineering Project Management.  In his 30-year career, Mr. Neal has developed extensive industrial expertise in areas relating to power plant and refinery engineering and design. He has been involved in the construction supervision and start-up phases of plants throughout the world, including the United States, Canada, Europe and Asia.  His experience in industrial project management encompasses a range of capabilities   including field service   expertise, performance testing, failure analysis and pulverized coal firing, milling, feeding and fuel conveying systems.  Mr. Neal is a graduate of the University of Waterloo (Applied Science), and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.  From 2000 to present, Mr. Neal has worked as an independent consultant for Mocait's Development Corp. a privately held corporation.

Robert Coale has been a Director of the Company since April 2004.  He also served as our Chairman, President, and Chief Executive and Operating Officer and Secretary from April 2004 until October 1, 2007. Since June 2003 he has been a Director of, and since October 2005 he has also been the President, and Chief Executive and Operating Officer and Secretary of Patriot Gold Corp., a publicly traded natural resource exploration company. He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982).  He has over 40 years of resource related business and management experience. From November of 1999 to 2004, Mr. Coale was Senior Project Manager for EFS West, a privately held engineering and construction company located in Van Nuys, CA.  At EFS West, he was responsible for development of natural gas and landfill gas engine generator plants and worked as a design engineer for liquefied and compressed natural gas storage and fueling facilities.  Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Duncan Budge has served on our Board of Directors since February 2005.  Since the August 2006 he has served as a Director of Strata Oil & Gas Inc and Liberty Petroleum Inc., both of which are publicly traded oil and natural gas exploration companies.  In addition, since October 2005 he has also served as a Director of Patriot Gold Corp., a publicly traded natural resource exploration stage company.  Mr. Budge is a professional accountant who owned and operated his own accounting firm from 1990 to 2001 until his retirement.  Since 2001, he has worked as an independent financial consultant to firms in a variety of industries.  Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accounting designation in 1977.  Subsequent to his retirement in 2001, Mr. Budge resigned his Chartered Accountant designation and as a result is not currently a Chartered Accountant.

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

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

Except as describe herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2007.  Effective May 1, 2006 Mr. Nott began receiving $500 per month for serving on our Board of Directors.  During the fiscal year ended December 31, 2007, total directors fees of $9,500 (2006 - $4,000) were paid. The monthly fees owing to Mr. Nott shall continue as long as he continues to serve as a Director of the Company.

We do not maintain key-man life insurance for any of our executive officers or directors.

At the Company’s Annual General Meeting held June 23, 2006, a majority of the Company’s shareholders approved the Company’s 2006 stock option plan.  The stock option plans provides for the granting of up to a maximum of 5,000,000 common stock options.  To date, 3,200,000 options have been granted under the plan at an exercise price of $0.22 per option.

Outstanding Equity Awards as at December 31, 2007

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Under-lying Un-exercised Options, Un-exercisable	Grant Date Fair Value of Stock Options(1)

Rob Sandhu(2)	200,000	$1.65	10/01/07	10/01/17	$1.65	-	200,000	$319,340
Don Neal	-	-	-	-	-	-	-	-
Robert Coale	-	-	-	-	-	-	-	-
Duncan Budge	-	-	-	-	-	-	-	-
Michael Nott	-	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2007 filed with this Form 20-F.

(2) Mr. Sandhu was granted 200,000 options on October 1, 2007.  The options vest in equal installments of 33,333 every six months commencing April 1, 2009 and ending October 1, 2010.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

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

6.E. Share Ownership

The following table lists, as of May 21, 2008 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities.  In accordance with SEC rules, shares of common shares issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant.  Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common shares owned by such person.

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned
Robert Coale	16,000,000(1)	35.8%
Donald Neal	14,000,000(1)	31.3%
Rob Sandhu	33,333(2)	#
Michael Nott	-	-
Duncan Budge	-	-
All directors and executive officers as a group (three persons)	30,033,333	67.2%

#                        Less than 1%
*                        Based on 44,672,660 shares outstanding as of May 21, 2008.

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

(2)
Represents options that are currently exercisable or that are exercisable within 60 days of the date of this report.  Mr. Sandhu was granted 200,000 stock options on October 1, 2007 at an exercise price of $1.65.  These options vest every six months in equal installments of 33,333 commencing April 1, 2008 and ending October 1, 2010.

Our major shareholders do not have voting rights that differ from the other holders of our common shares.

Stock Options.

The terms of options grantable by the Company are done at the discretion of the Option Committee of the Board of Directors, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on June 23, 2006.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at May 21, 2008, Robert Coale and Donald Neal own an aggregate 30,000,000 shares, or 67.1% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

As of May 21, 2008 there were no significant changes in shareholders holdings.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

As of May 9, 2008 the Company’s shareholders’ list showed 44,672,660 common shares outstanding which were held by approximately fifty-two (52)registered stockholders of record.  Of the registered stockholders, 19,523,260 shares are held by individuals with Canadian addresses.

The Company’s shares began trading in April 2007 under the symbol GGSIF:OTC:BB.

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

In May 2004, pursuant to an agreement, we issued 16,000,000 common shares to Robert Coale, one of directors and founder.   Such shares are restricted and the certificates representing such shares contain a restrictive legend.  In May 2004, we also issued 14,000,000 common shares to one of our directors and founder, Donald Neal.

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

Amounts Owing to Senior Management/Directors

At December 31, 2007 and 2006 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Smythe Ratcliffe LLP is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2007/2006/2005 Ended December 31st

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

In a series of transactions from February 7, 2007 to February 6, 2008, the Company entered into 60 leases in multiple transactions with the Province of Alberta for a total of 10,922 hectares of land.  All of the leases were acquired through the public auction process conducted by the provincial government.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

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

On March 19, 2008 by way of new letter agreements, the vesting dates were extended from May 20, 2008 to November 20, 2008 with respect to the Class A Warrants, from November 20, 2008 to May 20, 2009 with respect to the Class B Warrants, and from May 20, 2009 to November 20, 2009 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2009 to May 20, 2010 with respect to the Class A Warrants, from May 20, 2010 to May 20, 2011 with respect to the Class B Warrants, and from May 20, 2011 to May 20, 2012 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

ITEM 9.  THE OFFER AND LISTING

9.C. Markets

Admission to Quotation on the OTC Bulletin Board

Our stock began trading on the OTC Bulletin Board in April 2007 under the symbol GGSIF:OTC:BB.  The OTC Bulletin Board differs from national and regional stock exchanges in that it:

(1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers, and

(2)	securities admitted to quotation are offered by one or more Broker-dealers rather than the "specialist" common to stock exchanges.

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

5.
In a series of transactions from February 7, 2007 to February 6, 2008, the Company entered into 60 leases in multiple transactions with the Province of Alberta to acquire 10,922 hectares of land.  All of the leases were acquired through the public auction process conducted by the provincial government.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

6.
On March 19, 2008 by way of new letter agreements, the vesting dates of the warrants were extended from May 20, 2008 to November 20, 2008 with respect to the Class A Warrants, from November 20, 2008 to May 20, 2009 with respect to the Class B Warrants, and from May 20, 2009 to November 20, 2009 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2009 to May 20, 2010 with respect to the Class A Warrants, from May 20, 2010 to May 20, 2011 with respect to the Class B Warrants, and from May 20, 2011 to May 20, 2012 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

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

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder, persons with whom the U.S. holder did not deal at arm's length, or the U.S holder, together with such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

A U.S. Holder who is subject to Canadian income tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

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

The Company's operating expenses and liabilities are primarily incurred in Canadian dollars.

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

The Company's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 34,200,000 common shares. Of these warrants, the 11,400,000 Class A warrants are exercisable at $0.10 per share beginning November 20, 2008 and expiring May 20, 2010, the 11,400,000 Class B warrants are exercisable at $0.50 per share beginning May 20, 2009 and expiring May 20, 2011, and the 11,400,000 Class C warrants are exercisable at $1.10 per share beginning November 20, 2009 and expiring May 20, 2012. The warrants are non-transferable and provide for a cashless exercise option.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Rob Sandhu.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of the Company’s Principal Executive Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

♦	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
♦	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
♦
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

Limitations of Controls and Procedures

The Company’s management, including the Principal Executive Officer and Principal Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

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

ITEM 16B.  CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F.  A copy of the code of ethics can be obtained from the Company by making a request in writing addressed to the Corporate Secretary and mailing such request to 246 Stewart Green S.W., Suite 4010, Calgary, Alberta, Canada, T3H 3C8.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP in 2007 and 2006, the Company’s auditors.

Fiscal Year ended December 31, 2007 and 2006	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2007	2006

Audit Fees	$16,200	$12,000
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other	$Nil	$5,400
Total	$16,200	$17,400

Audit related fees relate to services provided to review the Company’s annual financial statements and related disclosures.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Smythe Ratcliffe LLP, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.  EXHIBITS

Exhibit Numbers	Description of Document
(1)1.1	Articles of Incorporation of the Company
(1)1.2	Articles of Amendment
(1)1.3	By-Laws of the Company
(1)2.1	Specimen Common Stock Certificate
(1)2.2	Form of Class A Warrant
(1)2.3	Form of Class B Warrant
(1)2.4	Form of Class C Warrant
(1)2.5	Agreement between the Company and Robert Coale dated May 7, 2004
(1)2.6	Agreement between the Company and Donald Neal dated May 7, 2004
(2)2.7	Form of Warrant Extension letter agreement dated March 19, 2007
(3)2.8	Form of Warrant Extension letter agreement dated March 19, 2008
(4)2.9	Form of subscription agreement dated April 18, 2008
(5)4.1	Option Agreement with JCR Enterprises Ltd.
(6)4.2	Petroleum, Natural Gas and General Rights Conveyance Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
(6)4.3	Royalty Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
(6)11.1	Code of Ethics
*12.1	Certification of Principal Executive and Financial Officer
*13.1	Section 1350 Certification
* Filed herewith.

(1)	Previously filed with the Company’s registration statement on Form F-1, Registration No. 333-125381, submitted to the SEC on May 21, 2005.

(2)	Previously filed with the Company’s form 6-K submitted to the SEC on March 23, 2007.

(3)	Previously filed with the Company’s form 6-K submitted to the SEC on April 7, 2008.

(4)	Previously filed with the Company’s form 6-K submitted to the SEC on April 28, 2008.

(5)	Previously filed with the Company’s registration statement filed on Form F-1/A, Registration No. 333-125381 submitted to the SEC on September 7, 2005.

(6)	Previously filed with the Company’s registration statement on Form 20-F, Registration No. 333-125381, submitted to the SEC on June 30, 2006.

GIANT OIL & GAS INC.
(An Exploration Stage Company)

Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF GIANT OIL & GAS INC.
(An Exploration Stage Company)

We have audited the balance sheets of Giant Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2007 and 2006 and the statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2007, 2006, and 2005 and for the cumulative total from April 2, 2004 (inception) to December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006, and 2005 and for the cumulative total from April 2, 2004 (inception) to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
May 6, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 1 to the financial statements.  Our report to the shareholders dated May 6, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
May 6, 2008

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: 604.688.4675 Telephone: 604.687.1231 Web: SmytheRatcliffe.com

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2007	2006
		(note 10)
Assets

Current
Cash	$87,399	$27,061
Accounts receivable	4,397	987
Prepaid expenses	2,656	709

	94,452	28,757
Oil and Gas Property Interests (note 4)	269,725	7,677

	$364,177	$36,434

Liabilities

Current
Accounts payable and accrued liabilities	$55,430	$5,056

Shareholders’ Equity

Capital Stock
Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value
Issued and outstanding - 44,560,300 common shares (2006 – 41,560,300) (notes 5 and 6)	483,790	133,030
Contributed surplus	3,876,878	-
Deficit	(4,051,921)	(101,652)

	308,747	31,378

	$364,177	$36,434

Nature of Operations and Going-Concern (note 1)
Subsequent Event (note 11)

Approved by the Board:

“Rob Sandhu” (signed)
……………………………………………………………………………………  Director
Rob Sandhu

“Donald Neal” (signed)
……………………………………………………………………………………  Director
Donald Neal

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Operations
(Expressed in Canadian Dollars)

				Cumulative
	Years Ended December 31,			From
				April 2, 2004
				(Inception) to
				December 31,
	2007	2006	2005	2007
		(note 10)
Expenses
Stock-based compensation (note 5)	$3,876,878	$-	$-	$3,876,878
Office and sundry	24,100	14,345	6,618	45,210
Professional fees	16,200	12,000	10,478	43,678
Directors’ fees	9,500	4,000	-	13,500
Legal and filing fees	4,761	3,546	32,696	41,736
Consulting	2,737	5,000	-	7,737
Oil and gas property interests (note 4)	-	-	7,546	7,546

Total Expenses	3,934,176	38,891	57,338	4,036,285
Other Items:
Interest income	-	(489)	(468)	(957)
Foreign exchange loss	16,093	247	253	16,593

Net Loss and Comprehensive Loss
for Period	$3,950,269	$38,649	$57,123	$4,051,921

Basic Loss Per Share	$0.09	$0.00	$0.00

Weighted Average Number of
Common Shares Outstanding	44,182,218	41,560,300	41,560,300

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Shareholders’ Deficit
Period From April 2, 2004 (Inception) to December 31, 2007
(Expressed in Canadian Dollars)

				Deficit
	Number			Accumulated
	of			During the
	Common	Capital	Contributed	Exploration
	Shares	Stock	Surplus	Stage	Total

Balance, April 2, 2004	-	$-	$-	$-	$-
Issued common shares todirectors for cash at$0.0001 per share on May 7, 2004 (notes 5(a) and 6)	30,000,000	3,000	-		3,000
Private placement, commonshares for cash at $0.01per share on May 20, 2004(note 5(a))	11,400,000	114,000	-		114,000
Private placement, commonshares for cash at $0.10per share on June 7, 2004(note 5(a))	160,300	16,030	-		16,030
Net loss for period				(5,880)	(5,880)

Balance, December 31, 2004	41,560,300	133,030	-	(5,880)	127,150
Net loss for period				(57,123)	(57,123)

Balance, December 31, 2005	41,560,300	133,030	-	(63,003)	70,027
Net loss for period				(38,649)	(38,649)

Balance, December 31, 2006	41,560,300	133,030	-	(101,652)	31,378
Net loss for period				(3,950,269)	(3,950,269)
Exercise of common stockoptions in February 2007	3,000,000	350,760	-		350,760
Stock-based compensationnote 5(b))	-	-	3,876,878		3,876,878

Balance, December 31, 2007	44,560,300	$483,790	$3,876,878	$(4,051,921)	$308,747

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative
	Years Ended December 31,			From
				April 2, 2004
				(Inception) to
				December 31,
	2007	2006	2005	2007
		(note 10)
Operating Activities
Net loss	$(3,950,269)	$(38,649)	$(57,123)	$(4,051,921)
Adjustments to reconcile net loss to
net cash used in operating activities
Stock-based compensation	3,876,878	-	-	3,876,878
Accounts receivable	(3,410)	(681)	(306)	(4,397)
Prepaid expenses	(1,947)	46	(755)	(2,656)
Accounts payable and accruedliabilities	4,820	(2,232)	1,529	9,876

Cash Used in Operating Activities	(73,928)	(41,516)	(56,655)	(172,220)

Investing Activities
Acquisition of oil and gas propertyinterests	(216,494)	(7,677)	-	(224,171)
Proceeds from (investment in) short-term investment	-	60,468	(60,468)	-

Cash Provided by (Used in) Investing Activities	(216,494)	52,791	(60,468)	(224,171)

Financing Activities
Proceeds from the exercise of stockoptions	350,760	-	-	350,760
Shares issued for cash	-	-	-	133,030

Cash Provided by Financing Activities	350,760	-	-	483,790

Inflow (Outflow) of Cash	60,338	11,275	(117,123)	87,399
Cash, Beginning of Period	27,061	15,786	132,909	-

Cash, End of Period	$87,399	$27,061	$15,786	$87,399

Supplementary Information
Income taxes paid	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-
Investment in oil and gas property
interest included in accounts payable	$45,554	$-	$-	$45,554

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN

The Company was incorporated in Canada under the Business Corporations Act on April 2, 2004 and is an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas properties in North America.

At December 31, 2007, the Company had working capital of $39,022 (2006 - $23,701) and an accumulated deficit of $4,051,921 (2006 - $101,652).  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas properties.  The Company’s ability to continue as a going-concern is dependent on the continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

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

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (see note 9).

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Significant areas requiring the use of estimates include the carrying value of oil and gas property interests, valuation of accrued liabilities, variables used in the calculation of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from these estimates and could impact future results of operations and cash flows.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Oil and gas property interests

The Company follows the full cost method of accounting for its oil and natural gas property interests.  Under this method all costs related to the acquisition of, exploration for, and development of oil and natural gas reserves are capitalized on a country-by-country basis.  These capitalized costs are depleted or depreciated on a unit-of-production basis based on the estimated proved reserves.  Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties.

Where the Company has entered into option agreements for the acquisition of an interest in oil and gas properties that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.

(d)	Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(e)	Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(f)	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted loss per share.  However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive.

(g)	Interest income

The Company recognizes interest income on an accrual basis at the stated rate over the term to maturity.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Asset retirement obligations

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has no material AROs to record in the financial statements.

(i)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;
(ii)	Non-monetary items at the historical exchange rate; and
(iii)	Expenses, at the average rate of exchange for the year.

Gains and losses arising from the translation are included in the current period’s loss.

(j)	New accounting pronouncements

(i)
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “Financial Instruments - Recognition and Measurement”. This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in the statements of operations and other comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

The adoption of this standard had no effect on the Company’s financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	New accounting pronouncements (continued)

(ii)	Comprehensive income (loss)

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530 “Comprehensive Loss”, which establishes standards for presentation and disclosure of comprehensive loss. Comprehensive loss is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net loss and other comprehensive loss. Other comprehensive loss consists of gains and losses affecting shareholders’ equity that, under Canadian GAAP are excluded from net loss. The Company has no items of other comprehensive loss in any period presented. Net loss as presented in the Company’s Statement of Operations equals comprehensive loss.

(k)	Future accounting changes

(i)	Going-concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern.

The new section is effective for years beginning on or after January 1, 2008, and management anticipates that such adoption may have an impact on future financial statements.

(ii)	Financial instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007.  The Company is in the process of assessing the impact of this new section on its financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Future accounting changes (continued)

(iii)	Capital disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

(iv)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	FINANCIAL INSTRUMENTS

The company has designated its cash as held-for-trading and accounts payable and accrued liabilities as other liabilities.

(a)	Fair value

The carrying values of cash, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to interest rate risk due to the short-term nature of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to credit risk with respect to its cash as this financial instrument is held at a well capitalized financial institution.

(d)	Foreign exchange risk

The Company is exposed to foreign currency fluctuation to the extent expenditures incurred by the Company are not denominated in Canadian dollars.  The Company does not employ derivatives or similar techniques to manage foreign currency risk.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

4.	OIL AND GAS PROPERTY INTERESTS

The cumulative costs of the Company’s oil and gas interests are as follows:

	2007	2006
Balance, beginning of the year	$7,677	-
Lease and acquisition costs	194,994	$7,677
Geological and geophysical	65,575	-
Camp and field supplies	1,479	-
Total costs for the year	262,048	7,677
Balance, end of the year	$269,725	$7,677

Highvale and Suffield Properties, Alberta, Canada

With the exception of the property acquired on June 14, 2006, all of the Company’s properties have been acquired as a series of leases in multiple transactions with the province of Alberta.  Most of the Company’s leases are located in the Highvale and Suffield regions of Alberta, Canada. All of the leases are for a five year term, require minimum annual lease payments of $3.50 per hectare, and grants the Company the right to explore for potential natural gas opportunities on the respective leased property.

As at December 31, 2007, the Company has leases covering the following aggregate land holdings:

Number of Leases	Total Land Area Under Lease (Hectares)	Annual Lease Payments to 2012

59	10,858	$38,009

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas lease with the government of the province of Alberta covering 64 hectares of land (in the Cooking Lake area). Upon signing the Agreement, the Company paid $7,677 and agreed to assume the underlying minimum annual lease payments of $224 payable to the government of Alberta plus a royalty on any petroleum products produced from the property.

In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Cooking Lake property and a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

Subsequent to December 31, 2007, the Company completed two additional transactions for two leases with the province of Alberta.  The Company acquired 128 hectares of land at a cost of $10,018 and require aggregate annual minimum lease payments of $448.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

4.             OIL AND GAS PROPERTY INTERESTS (Continued)

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

5.	CAPITAL STOCK

(a)	Common shares

During the period from inception (April 2, 2004) to December 31, 2007, the Company had the following common share transactions:

(i)	On May 7, 2004, the Company issued 30,000,000 shares at $0.0001 per share to two of the Company’s directors who both serve as the Company’s management (note 6); and

(ii)	On May 20, 2004, the Company issued 11,400,000 units at $0.01 per unit. Each unit consisted of:
•           one common share;
•           one Class “A” warrant exercisable at $0.10 per share until May 20, 2009;
•           one Class “B” warrant exercisable at $0.50 per share until May 20, 2010;and
•           one Class “C” warrant exercisable at $1.10 per share until May 20,2011.

(iii)	On June 7, 2004, the Company issued a further 160,300 common shares for gross proceeds of $16,030.

(iv)	In February 2007 pursuant to the exercise of common stock options, the Company issued 3,000,000 common shares for gross proceeds of $350,760.

(b)	Stock options

On June 23, 2006, the stockholders of the Company approved the Company’s 2006 stock option plan whereby the Company may grant options to its directors, consultants, and employees for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a ten-year term.

No stock options were granted in 2006 while 3,200,000 options were granted to consultants and employees in 2007.  A portion of the options granted vest over a three year period with the related stock-based compensation expense amortized over the vesting period.  For the year ended December 31, 2007, the Company has recognized $3,876,878 (2006 - $nil) in stock-based compensation attributed as follows: consulting fees of $3,811,800 and management services of $65,078.  There is $252,820 in unrecognized stock-based compensation, which will be recognized in future periods as the options vest. An estimated forfeiture rate of zero has been assumed and the fair value of each option granted was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

(b)	Stock options (continued)

2007

Risk-free interest rate	4.12%
Dividend yield	Nil
Expected volatility	133%
Expected average option term (years)	10

Expected volatilities are based on industry comparables using available data and other factors due to the fact that the Company’s stock has only limited trading history.  When applicable, the Company will use historical data to estimate option exercise, forfeiture, and employee termination within the valuation model.  For non-employees, the expected term of the options approximate the full term of the options.

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2005 and 2006	-	$-
Options granted	3,200,000	$0.22
Options exercised	(3,000,000)	$0.12

Balance, December 31, 2007	200,000	$1.65

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2007:

Exercise Price	Options Outstanding	Exercisable	Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price

$ 1.65	200,000	-	10	$ 1.65	-	$ -

(c)	Share purchase warrants

As at December 31, 2007, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Weighted Average Exercise Price	Expiry Date	Outstanding at December 31, 2006	Issued	Exercised	Expired	Outstanding at December 31, 2007

$ 0.10	May 20, 2009	11,400,000	-	-	-	11,400,000
$ 0.50	May 20, 2010	11,400,000	-	-	-	11,400,000
$ 1.10	May 20, 2011	11,400,000	-	-	-	11,400,000

$ 0.57		34,200,000	-	-	-	34,200,000

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

(c)	Share purchase warrants (continued)

Originally, all of the warrants were to have become exercisable on May 20, 2007.  On March 19, 2007, the Company and each respective warrant holder have agreed to postpone the vesting of the Company’s Class A, Class B and Class C warrants to May 20, 2008, November 20, 2008 and May 20, 2009, respectively.  Subsequent to the year ended December 31, 2007, the vesting dates were extended from May 20, 2008 to November 20, 2008 with respect to the Class A Warrants, from November 20, 2008 to May 20, 2009 with respect to the Class B Warrants, and from May 20, 2009 to November 20, 2009 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2009 to May 20, 2010 with respect to the Class A Warrants, from May 20, 2010 to May 20, 2011 with respect to the Class B Warrants, and from May 20, 2011 to May 20, 2012 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

All of these warrants are unexercised and outstanding as at December 31, 2007.  The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

6.	SHARE REPURCHASE OPTION

The Company holds an irrevocable right to repurchase all or a portion of the 30,000,000 shares owned by two of its Directors for a price of $0.01 per share.  The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company.  The Company may exercise its right of repurchase as to some or all of the shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase.  The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

7.	INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005

Income tax rate	34.12%	34.12%	34.12%

Income tax benefit computed at Canadian statutory rates	$1,347,832	$13,187	$19,490
Stock-based compensation	(1,322,791)	-	-
Temporary difference	-	(637)	(86)

	25,041	12,550	19,404
Unrecognized tax losses	(25,041)	(12,550)	(19,404)

Net future income tax assets	$-	$-	$-

The components of the future income tax assets are as follows:

	2007	2006

Non-capital loss carry-forwards for Canadian tax purposes	$170,570	$102,000
Tax value in excess of book value of capital assets	-	1,620

	170,570	103,620
Appropriate tax rate	31%	34.12%

Income tax asset	52,877	35,355
Valuation allowance	(52,877)	(35,355)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $170,570.  The losses expire as follows:

2014	$5,147
2015	56,870
2026	35,162
2027	73,391

$170,570

8.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, directors’ fees of $9,500 (2006 - $4,000) were paid to the directors of the Company.  These transactions were in the normal course of business, at the exchange amount agreed upon by the related parties.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)	Differences in accounting principles

(i)	Financial instruments

Under Canadian GAAP prior to October 31, 2006, investments were carried at the lower of aggregate cost or quoted market value.  Subsequent to that date, investments in marketable securities classified as available-for-sale and derivative financial instruments classified as held for trading are all recognized at fair value for both Canadian and US GAAP.  Unrealized gains and losses are included in other comprehensive income or operations for available-for-sale and held for trading investments respectively

(b)	Recent US accounting pronouncements

(i)
On July 13, 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The Company files income tax returns in Canada. All our tax returns are subject to tax examinations until respective statute of limitation. The Company currently has no tax years under examination.  Based on management’s assessment of FIN 48, the Company concluded that the adoption of FIN 48, as of January 1, 2007, had no significant impact on our results of operations or financial position, and required no adjustment to the opening balance sheet accounts. The year-end analysis supports the same conclusion, and the Company does not have an accrual for uncertain tax positions as of December 31, 2007. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within twelve months of the reporting date.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)	Recent US accounting pronouncements (continued)

(ii)
In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 is not expected to have a material impact on the Company’s financial statements.

(iii)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).  The SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, although early adoption is permitted.

SFAS 157 is not expected to have a material impact on the Company’s financial statements.

(iv)
In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. This statement expands the use of fair value measurement and applies to companies that elect the fair value option. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of fiscal years that begin after November 15, 2007. SFAS 159 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

(v)
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination.

SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(vi)
In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests. SFAS 160 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)	Recent US accounting pronouncements (continued)

(vii)
In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 130.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not currently have any derivative or hedging activities.  SFAS 161 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The Company currently has no reconciling items to its financial statements prepared in accordance with Canadian GAAP to comply with US GAAP.

10.	PRIOR YEAR BALANCES

Certain of the prior year’s balances have been restated to be consistent with the current year’s presentation.

11.	SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2007, the Company issued 112,360 common shares at US $0.89 per share for total proceeds of US $100,000.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Oil & Gas Inc. SEC File No. 333-125381 Registrant

Dated: May 21, 2008	Signed:	/s/ Rob Sandhu
Rob Sandhu
Director, Chairman, President,
Chief Executive and Operating
Officer and Secretary

Dated: May 21, 2008	Signed:	/s/ Donald Neal
Donald Neal
Vice President

Dated: May 21, 2008	Signed:	/s/ Duncan Budge
Duncan Budge
Director

Dated: May 21, 2008	Signed:	/s/ Michael Nott
Michael Nott
Director

Dated: May 21, 2008	Signed:	/s/ Robert Coale
Robert Coale
Director