Form 20-F
period 2008-12-31
Giant Oil & Gas Inc.
filed 2009-07-01
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934

For the fiscal year ended________December 31, 2008________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  44,672,660 common shares as of December 31, 2008 and 44,672,660 as of June 16, 2009. No preferred shares issued and outstanding.

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
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Index to Exhibits on Page ___

GIANT OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2008

TABLE OF CONTENTS

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

The Company currently has an interest in 51 Petroleum and Natural Gas leases with the Province of Alberta, Canada.  All of these leases are located in Alberta, Canada with the Company focusing on the two specific regions known as the Highvale and Suffield areas.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2008, 2007, 2006 and 2005 and from April 2, 2004 (inception) to December 31, 2004 was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this 20-F.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For the Twelve Months Ended December 31, 2008	For the Twelve Months Ended December 31, 2007	For the Twelve Months Ended December 31, 2006	For the Twelve Months Ended December 31, 2005	For the Period April 2, 2004 (Inception) to December 31, 2004
Operating Revenues	-	-	-	-	-
Interest Income	-	-	-	-	-
Loss from Operations	$(1,437,061)	$(3,950,269)	$(38, 160)	$(56,655)	$(5,800)
Net Loss and comprehensive loss	$(1,433,874)	$(3,950,269)	$(38,160)	$(56,655)	$(5,880)
Loss per Share – Basic and Diluted	$(0.01)	$(0.09)	$(0.00)	$(0.00)	$(0.00)
	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004

Total Assets	$353,034	$364,177	$36,434	$77,315	$132,909
Net Assets	$336,486	$308,747	$31,378	$70,027	$127,150
Total Liabilities	$16,548	$55,430	$5,056	$7,288	$5,759
Working Capital	$38,344	$39,022	$23,701	$70,027	$127,150
Share Capital	$4,396,955	$4,295,590	$133,030	$133,030	$133,030
Common Shares Issued	44,672,660	44,560,300	41,560,300	41,560,300	41,560,300
Dividends Declared	-	-	-	-	-

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

April 2009	1.22	1.19	1.27	1.19
March 2009	1.26	1.22	1.31	1.26
February 2009	1.25	1.22	1.27	1.27
January 2009	1.23	1.18	1.28	1.23
December 2008	1.23	1.19	1.30	1.22
November 2008	1.22	1.15	1.30	1.24
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
April 2, 2004 to December 31, 2004	1.30	1.20	1.38	1.20
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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $222,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.
Even if we discover natural gas and oil on our properties we will need to raise a substantial amount of additional capital to fund our operations and commence the drilling of wells, and should we fail to do so, we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Currently, we are focused primarily on exploring our properties to determine the potential of the properties to host multi-zone natural gas and oil.   We have no revenues, and we do not have any plan to generate revenue unless and until our exploration program is successful in finding productive wells.  However, even if we discover natural gas and oil on our properties we will need to raise a substantial amount of additional capital to fund our operations and commence the drilling of wells, and should we fail to do so, we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.  Because we currently do not have any cash flow from operations, we will need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected, even if we discover natural gas or oil on our properties.  In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

We have an irrevocable option to repurchase 16,000,000 common shares held by Robert Coale, our Director and founder and 14,000,000 common shares held by Rob Sandhu, our Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, Secretary.   The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company. For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Coale and $140,000 for the shares held by Mr. Sandhu. Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company’s working capital and essentially cause the company to become insolvent.

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

12.
Our auditors’ opinion in our December 31, 2008 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $5,485,795 from April 2, 2004 (inception) to December 31, 2008.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

13.	If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the respective property.

We have 51 Petroleum and Natural Gas leases in Alberta, Canada.  Our leases require annual lease payments to the Alberta provincial government.  See Item 4.D of this Form 20-F for a more detailed description of the property obligations.  If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

As of June 16, 2009 our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 67.3% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

As of June 16, 2009, we had warrants outstanding to purchase an aggregate of 34,200,000 common shares.  We have registered the 34,200,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of November 20, 2008 with respect to the 11,400,000 Class A warrants, May 20, 2009 with respect to the 11,400,000 Class B warrants, and November 20, 2009 with respect to the 11,400,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

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

22.           Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

23.           We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

24.           Because we are incorporated in Canada under the Canadian Business Corporations Act and all of our assets, officers, and two of our directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of our officers and two of our directors are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an exploration stage oil and gas company incorporated under the Canada Business Corporations Act in Alberta, Canada on April 2, 2004 under the name “Giant Oil & Gas Inc.”  Our office is located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta T3H 3C8 and our telephone number is 877-444-5015.  Our website is www.giantoilinc.com.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.  We currently have petroleum and natural gas rights to 9,075 hectares of land granted under 51 leases entered into with the province of Alberta, Canada.  With the exception of one lease that was acquired from a third party, all of the leases were obtained through a public auction process conducted by the province of Alberta.

No commercially viable natural gas and oil deposits may exist on our properties.  Our plan of operations is to carry out geological analysis of our properties in order to ascertain whether it possesses deposits of natural gas and oil.  We can provide no assurance to investors that our properties contain commercially viable natural gas and oil deposits until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified.  At this time, we definitely have no known reserves on our properties.

For the period from April 2, 2004 (inception) to December 31, 2008, we did not generate any revenue.

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

On July 23, 2008, the Company entered into an assignment and assumption agreement with Power Oil and Gas Inc. et al whereby the Company assigned a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada to Power Oil and Gas Inc.

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

PETROLEUM AND NATURAL GAS LEASES

The Company has interests in 51 petroleum and natural gas (“PN&G”) leases in Alberta, Canada.  With the exception of the Company’s first lease acquired in June 2006, all of these leases were acquired through the public auction process with the government of Alberta.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the PN&G leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

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

On July 23, 2008, the Company entered into an assignment and assumption agreement with Power Oil and Gas Inc. et al whereby the Company assigned a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada to Power Oil and Gas Inc., for $30,331.48.  This transaction reduced the Company’s total PN&G leases to 51 for an aggregate 9,075 hectares.

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

Property Lease Information

The Company’s properties are comprised of 51 leases with the government of the province of Alberta, Canada.  The leases are for an initial term of five years with a commencement date equal to the date of acquisition.  The leases are renewable if certain conditions are met.  All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition.  In general, minimum annual lease payments are $3.50 per hectare.

Lease Commencement Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

March 23, 2005 (1)	1	64	$224
February 7, 2007	6	1,408	$4,928
March 8, 2007	1	384	$1,344
March 21, 2007	6	1,396	$4,886
April 4, 2007	1	256	$896
May 2, 2007	2	320	$1,120
May 16, 2007	2	512	$1,792
May 30, 2007	9	768	$2,688
June 27, 2007	4	256	$896
July 11, 2007	1	272	$952
July 26, 2007	1	13	$50
August 8, 2007	2	384	$1,344
August 22, 2007	6	1,186	$4,151
September 19, 2007	4	1,536	$5,376
October 17, 2007	1	64	$224
November 28, 2007	2	128	$448
January 9, 2008	1	64	$224
February 6, 2008	1	64	$224
	51	9,075	$31,767

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

In 2008 the Company acquired 2 new PN&G leases in and around our current land holdings.

Planned Work by the company for 2009

The Company’s plan of operations for 2009 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Highvale property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that in the event we are able to raise new funds, we will be able to consider a drill program.

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

Planned Work by the Company for 2009

The Company’s plan of operations for 2009 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Suffield property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that if funds become available we will be able to consider a drill program.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2008, 2007, 2006 and 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Giant Oil & Gas Inc. for the fiscal years indicated:

Giant Oil & Gas Inc. Periods Ended December 31,

	2008	2007	2006	2005	2004
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Interest income	$Nil	$Nil	$Nil	$Nil	-
Expenses	$1,437,061	$3,950,269	$38,649	$57,123	$5,880

Loss from Operations	($1,437,061)	($3,950,269)	($38,649)	($57,123)	($5,880)
Net loss and comprehensive loss	($1,433,874)	($3,950,269)	($38,649)	($57,123)	($5,880)
Net loss per share: Basic and Diluted	$0.03	$0.09	$0.00	$0.00	$0.00
Weighted average # of common shares outstanding	44,627,962	44,182,218	41,560,300	41,560,300	35,670,997

Results of Operations of Fiscal 2008 vs. Fiscal 2007

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2008 or 2007. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2008 we had a net loss of $1,433,874 compared to $3,950,269 in 2007.  The decrease in the loss of $2,516,395 was primarily related to the recognition of $1,360,248 in stock-based compensation in 2008 while 3,876,878 was recognized in 2007.   No stock options were granted in 2008 while 3,200,000 stock options were granted in 2007.  Office and sundry costs increased to $30,322 in 2008 from $24,100 in 2007 as a result of higher accounting and office costs related to the Company needing more administrative services in 2008 due to its increased level of activity.  Professional fees increased to $34,760 in 2008 from $16,200 in 2007 related to audit fee increases due to additional activity.  During 2008 the Company acquired an additional 2 oil and gas leases and assigned 10 oil and gas leases.  As of December 31, 2008 the Company had interests in 51 oil and gas leases while in 2007 the Company had interests in 59 oil and gas leases.  Directors’ fees decreased to $6,000 in 2008 from $9,500 in 2007.  Only one of our Directors received $500 per month for serving on the board in 2008 while in 2007 There were two Directors receiving fees.  As of January 2009, all Directors fees have been temporarily suspended in order to minimize operating expenses.  The foreign exchange gain was $$3,187 in 2008 compared to a foreign exchange loss of $16,093 in 2007.  The decrease relates to the Company granting stock options in U.S. dollars in 2007.  When the stock options were exercised during 2007, the Company retained the U.S. dollars for a period of time before converting them to Canadian dollars.  As a result, a foreign exchange loss was incurred.  No such activity took place in 2008.

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

On May 20, 2004, we closed a private placement with six investors for the sale of 11,400,000 units, which generated gross proceeds to us of $114,000. On June 7, 2004, we closed a private placement with forty Canadian investors for the sale of 160,300 common shares, for total gross proceeds of $16,030. During 2007 we received $350,760 from the exercise of common stock options and on April 18, 2008 we received $101,365 (USD $100,000) in proceeds from the sale of 112,360 common shares.

During 2008 we used $67,541 for operating activities compared to $73,928 in 2007, a decrease of $6,387. The decrease in cash used from operations relates to accounts payable and accrued liabilities of $6,672 in 2008 compared to ($4,820) in 2007.

In 2008 $101,365 was received in proceeds from the sale of common stock, while in 2007 $350,760 was received from the exercise of stock options.  Investing activities in 2008 consisted of $104,282 relating to the acquisition of oil and gas property interests.  In 2007, $216,494 was incurred on oil and gas property interests. During 2008, $30,311 was received from the assignment of 10 oil and gas leases.

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

We had cash of $47,252 as of December 31, 2008. We anticipate that we will incur through the end of our next fiscal year:

•	$157,000 in connection with property acquisitions, annual minimum lease payments and exploration expenditures;

•
$65,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2008 we had working capital of $38,344. On April 18, 2008 we received $100,840 (USD $100,000) in proceeds from the sale of 112,360 common shares. Even with the proceeds of $100,840, our working capital at December 31, 2008 is not sufficient for our planned work for the next 12 months.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable well can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted during the year.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus balance on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award. Because our common stock has only recently begun trading in a public market, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors in addition to share price since a public quotation of our shares is based on limited trading of our stock.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation for those options not yet vested at December 31, 2008.

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2008 or 2007 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars as at December 31, 2008:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Lease Payments:
Plains Leases	$ 126,399	$ 31,767	$ 63,088	$31,544	$ 0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$126,399	$31,767	$ 63,088	$31,544	$ 0

At December 31, 2008 the Company had interests in 51 petroleum and natural gas lease located in Alberta, Canada.

At December 31, 2008 and 2007, the Company had trade payables and accrued liabilities of $16,548 and $55,430 respectively.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to the U.S.

SFAS 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007.

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management
______________________________________________________________________________

The following table sets forth certain information regarding the members of our board of directors and our executive officers as of June 16, 2009.

Name	Age	Positions and Offices Held
Rob Sandhu	32	Director, Chairman, President, Chief Executive and Operating Officer and Secretary
Robert Coale	69	Director
Michael Nott	36	Director

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

Rob Sandhu was appointed to his positions with the Company on October 1, 2007.  Since May, 2007 he has also served as a Director of Power Oil & Gas Inc., a publicly traded oil and gas exploration company.  He is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999. During the preceding five years Mr. Sandhu has worked for the Halliburton Group as a directional driller and as a drilling operator for Phoenix Technology Income Trust. From 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group.  He has field drilling experience throughout Alberta. Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

Mr. Coale has been a Director of Patriot Gold Corp. since June 2003 and our past Chairman, President, and Chief Executive and Operating Officer from October 2005 until September 2008.   He has also been a Director of Giant Oil & Gas Inc., a publicly traded natural gas exploration company since April 2004.

Robert Coale has been a Director of the Company since April 2004.  He also served as our Chairman, President, and Chief Executive and Operating Officer and Secretary from April 2004 until October 1, 2007. Since June 2003 he has been a Director of, and since October 2005 until September 2008 he was the President, and Chief Executive and Operating Officer and Secretary of Patriot Gold Corp., a publicly traded natural resource exploration company.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Michael Nott is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999.  From August 2006 until June 2008 he has also served as a Director of Power Oil & Gas Inc., a publicly traded oil and natural gas exploration company.  Currently Mr. Nott is an Operations Geologist with Encana Oil & Gas in the Horn River Group working on shale gas projects in NE British Columbia. From 2006 to 2008, he worked as a project geologist in the Unconventional Gas Research Group with the Alberta Research Council which is primarily involved with the research and testing of Coal Bed Methane and Shale gas.  From 1999 to 2006, he worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta.  He has field experience across North America including Alberta, Saskatchewan, NE British Columbia, New Brunswick and Colorado.  Mr. Nott is 36 years old and graduated from the University of New Brunswick with a Bachelor of Science degree in Geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

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

6.B. Compensation

Cash Compensation

Except as describe herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2008.  Effective May 1, 2006 Mr. Nott began receiving $500 per month for serving on our Board of Directors.  During the fiscal year ended December 31, 2008, total directors fees of $6,000 (2007 - $9,500) were paid. The monthly fees owing to Mr. Nott has been temporarily suspended as of January 2009 in order to conserve operating expenses.

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

Outstanding Equity Awards as at December 31, 2007

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Under-lying Un-exercised Options, Un-exercisable	Grant Date Fair Value of Stock Options(1)

Rob Sandhu(2)	200,000	$1.65	10/01/07	10/01/17	$1.65	66,666	133,334	$319,340
Robert Coale	-	-	-	-	-	-	-	-
Michael Nott	-	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2008 filed with this Form 20-F.

(2) Mr. Sandhu was granted 200,000 options on October 1, 2007.  The options vest in equal installments of 33,333 every six months commencing April 1, 2008 and ending October 1, 2010.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

Until September 2008 the Company’s Audit Committee consisted of the following three directors, all of who are financially literate and knowledgeable about the Company’s affairs: Duncan Budge, Don Neal, and Michael Nott.  Mr. Duncan Budge is the audit committee’s financial expert member as an accountant with over 25 years experience in business. As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation.

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

6.E. Share Ownership

The following table lists, as of June 16, 2009 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management
________________________________________________________________________________

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

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned
Rob Sandhu	14,066,666(1)(2)	31.5%
Robert Coale	16,000,000(1)	35.8%
Michael Nott	-	-
All directors and executive officers as a group (three persons)	30,066,666	67.3%

*                        Based on 44,672,660 shares outstanding as of June 16, 2009.

(1)
14,000,000 shares owned by Mr. Sandhu and 16,000,000 shares owned by Mr. Coale are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.  We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals).  If Messrs. Sandhu and/or Coale ceases to be employed by, or ceases to perform services to the Corporation by reason of death or disability or termination, the remaining members of the Board of Directors shall, at their sole discretion, have the right to assign Messrs. Sandhu and/or Coale shares to another Director, without monitory consideration.  Our repurchase right will continue with respect to and for so long as any of the 30 million shares issued to Messrs. Sandhu and Coale are held by them (or any of their affiliates or family members), and will survive the resignation as an officer or director of the Company by Mr. Sandhu and/or Mr. Coale.  We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by theses Directors by delivering a notice of such exercise to Mr. Sandhu and/or Mr. Coale not less than ten business days prior to the closing of such repurchase.  Messrs. Sandhu and Coale agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein.  Messrs. Sandhu and Coale also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at June 16, 2009, Rob Sandhu and Robert Coale own an aggregate 30,000,000 shares, or 67.2% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On September 10, 2008, 14,000,000 shares of the common stock of the Company held by Donald Neal were gifted by Mr. Neal to Rob Sandhu, pursuant to an assignment, dated September 10, 2008, among, Mr. Neal, Mr. Sandhu and the Company.  No consideration was paid by Mr. Sandhu for the gifting of such shares. Such assignment was made subsequent to Mr. Neal resigning as Director and terminating his relationship with the Company.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

As of June 16, 2009 the Company’s shareholders’ list showed 44,672,660 common shares outstanding which were held by approximately fifty-five (55) registered stockholders of record.  Of the registered stockholders, 19,522,660 shares are held by individuals with Canadian addresses.

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

In September 2008, 14,000,000 shares of the common stock of the Company held by Donald Neal were gifted by Mr. Neal to Rob Sandhu, pursuant to an assignment, dated September 10, 2008, among, Mr. Neal, Mr. Sandhu and the Company.  No consideration was paid by Mr. Sandhu for the gifting of such shares. Such assignment was made subsequent to Mr. Neal resigning as Director and terminating his relationship with the Company.

The common shares beneficially owned by Mr. Sandhu and Mr. Coale are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Sandhu and Mr. Coale at a purchase price of CDN$0.01 per share.  We have this right until we, in our sole discretion, decide to terminate the agreement.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2008 and 2007 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal 2008/2007/2006/2005 Ended December 31st

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

On July 23, 2008, the Company entered into an assignment and assumption agreement with Power Oil and Gas Inc. et al whereby the Company assigned a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada to Power Oil and Gas Inc.

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

2.
We have an agreement with Robert Coale, one of our Directors, which allows us at any time to send a notice to Mr. Coale that we are purchasing all or any portion of his 16,000,000 shares. The irrevocable option which he granted us is exercisable at any time at an exercise price of CDN $0.01 per share.  We have the same option right with respect to 14,000,000 shares owned by Mr. Sandhu, our Chairman, President, Chief Executive and Operating Officer and Secretary and Director. Under these agreements, if we elect to exercise our option to purchase their shares, we shall pay the applicable purchase price thereof no later than 10 business days after the delivery of a notice.

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

7.
On July 23, 2008, the Company entered into an assignment and assumption agreement with Power Oil and Gas Inc. et al whereby the Company assigned a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada to Power Oil and Gas Inc.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Rob Sandhu.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the following material weakness:

Our company’s administration is composed of a small number of administrative individuals resulting in a situation where limitations on segregation of duties exist. In order to remedy this situation we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties.  Management will reassess this matter in the following year to determine whether improvement in segregation of duty is feasible.

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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Until September 2008 the Company’s Audit Committee consists of three directors, all of who are financially literate and knowledgeable about the Company’s affairs.  Mr. Duncan Budge is the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. In addition to serving on the Board of Giant Oil & Gas Inc., he also served on the Board and was the Audit Committee Chair of Patriot Gold Corp., Strata Oil & Gas Inc and Power Oil & Gas Inc.  As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP in 2008 and 2007, the Company’s auditors.

Fiscal Year ended December 31, 2007 and 2006	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2008	2007

Audit Fees	$34,760	$16,200
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other	$Nil	$16,200
Total	$34,760	$16,200

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

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.  EXHIBITS

Exhibit Numbers	Description of Document
(1)1.1	Articles of Incorporation of the Company
(1)1.2	Articles of Amendment
(1)1.3	By-Laws of the Company
(1)2.1	Specimen Common Stock Certificate
(1)2.2	Form of Class A Warrant
(1)2.3	Form of Class B Warrant
(1)2.4	Form of Class C Warrant
(1)2.5	Agreement between the Company and Robert Coale dated May 7, 2004
(1)2.6	Agreement between the Company and Donald Neal dated May 7, 2004
(2)2.7	Form of Warrant Extension letter agreement dated March 19, 2007
(3)2.8	Form of Warrant Extension letter agreement dated March 19, 2008
(4)2.9	Form of subscription agreement dated April 18, 2008
(5)4.1	Option Agreement with JCR Enterprises Ltd.
(6)4.2	Petroleum, Natural Gas and General Rights Conveyance Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
(6)4.3	Royalty Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.
(6)11.1	Code of Ethics
*12.1	Certification of Principal Executive and Financial Officer
*13.1	Section 1350 Certification
* Filed herewith.

(1)	Previously filed with the Company’s registration statement on Form F-1, Registration No. 333-125381, submitted to the SEC on May 21, 2005.

(2)	Previously filed with the Company’s registration statement filed on Form F-1/A, Registration No. 333-125381 submitted to the SEC on September 7, 2005.

(3)	Previously filed with the Company’s registration statement on Form 20-F, Registration No. 333-125381, submitted to the SEC on June 30, 2006.

(4)	Previously filed with the Company’s form 6-K submitted to the SEC on March 23, 2007.

(5)	Previously filed with the Company’s form 6-K submitted to the SEC on April 7, 2008.

(6)	Previously filed with the Company’s form 6-K submitted to the SEC on April 28, 2008.

(7)	Previously filed with the Company’s registration statement on Form 20-F, Registration No. 333-125381, submitted to the SEC on May 5, 2008.

(8)	Previously filed with the Company’s form 6-K submitted to the SEC on June 23, 2008.

(9)	Previously filed with the Company’s form 6-K submitted to the SEC on September 11, 2008.

GIANT OIL & GAS INC.
(An Exploration Stage Company)

Financial Statements
December 31, 2008 and 2007
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF GIANT OIL & GAS INC.
(An Exploration Stage Company)

We have audited the balance sheets of Giant Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2008 and 2007 and the statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
June 16, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 1 to the financial statements.  Our report to the shareholders dated June 16, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
June 16, 2009
[Missing Graphic Reference]

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2008	2007
		(note 10)
Assets

Current
Cash	$47,252	$87,399
Goods and services tax receivable	6,485	4,397
Prepaid expenses	1,155	2,656

	54,892	94,452
Oil and Gas Property Interests (note 4)	298,142	269,725

	$353,034	$364,177

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$16,548	$55,430

Shareholders’ Equity

Capital Stock
Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value
Issued and outstanding - 44,672,660 common shares (2007 – 44,560,300) (notes 5 and 6)	4,396,955	4,295,590
Contributed surplus	1,425,326	65,078
Deficit accumulated during the exploration stage	(5,485,795)	(4,051,921)

	336,486	308,747

	$353,034	$364,177

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:

“Rob Sandhu”
……………………………………………………………………………………  Director
Rob Sandhu

“Michael Nott”
……………………………………………………………………………………  Director
Michael Nott

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Operations
Years Ended December 31
(Expressed in Canadian Dollars)

	2008	2007	2006
		(note 10)	(note 10)
Expenses
Stock-based compensation (note 5)	$1,360,248	$3,876,878	$-
Office and administration	30,322	24,100	13,856
Audit fees	34,760	16,200	12,000
Directors’ fees	6,000	9,500	4,000
Legal and filing fees	1,583	4,761	3,546
Consulting	4,148	2,737	5,000

Total Expenses	1,437,061	3,934,176	38,402
Other Item:
Foreign exchange (gain) loss	(3,187)	16,093	247

Net Loss and Comprehensive Loss for Year	$1,433,874	$3,950,269	$38,649

Basic and Diluted Loss Per Share	$0.03	$0.09	$0.00

Weighted Average Number of Common Shares Outstanding	44,639,722	44,182,218	41,560,300

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
Years Ended December 31
(Expressed in Canadian Dollars)

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, December 31, 2005	41,560,300	$133,030	$-	$(63,003)	$70,027
Net loss for year				(38,649)	(38,649)

Balance, December 31, 2006	41,560,300	$133,030	$-	$(101,652)	$31,378
Net loss for year				(3,950,269)	(3,950,269)
Stock-based compensation	-	-	3,876,878		3,876,878
Exercise of common stock options in February 2007 (note5(a))	3,000,000	4,162,560	(3,811,800)		350,760

Balance, December 31, 2007	44,560,300	$4,295,590	$65,078	$(4,051,921)	$308,747
Net loss for year				(1,433,874)	(1,433,874)
Private placement, common shares for cash at $0.89 USD per share on April 18, 2008 (note 5(a))	112,360	101,365	-	-	101,365
Stock-based compensation (note 5(c))	-	-	1,360,248	-	1,360,248

Balance, December 31, 2008	44,672,660	$4,396,955	$1,425,326	$(5,485,795)	$336,486

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2008	2007	2006
			(note 10)
Operating Activities
Net loss for the year	$(1,433,874)	$(3,950,269)	$(38,649)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	1,360,248	3,876,878	-
Accounts receivable	(2,088)	(3,410)	(681)
Prepaid expenses	1,501	(1,947)	46
Accounts payable and accruedliabilities	6,672	4,820	(2,232)

Cash Used in Operating Activities	(67,541)	(73,928)	(41,516)

Investing Activities
Acquisition of oil and gas property interests	(104,302)	(216,494)	(7,677)
Proceeds from assignment of oil and gas property interests	30,331	-	-
Proceeds from short-term investment	-	-	60,468

Cash Provided by (Used in) Investing Activities	(73,971)	(216,494)	52,791

Financing Activities
Proceeds from the exercise of stock options	-	350,760	-
Shares issued for cash	101,365	-	-

Cash Provided by Financing Activities	101,365	350,760	-

Inflow (Outflow) of Cash	(40,147)	60,338	11,275
Cash, Beginning of Year	87,399	27,061	15,786

Cash, End of Year	$47,252	$87,399	$27,061

Supplementary Information
Income taxes paid	$-	$-	$-
Interest paid	$-	$-	$-
Investment in oil and gas property interest included in accounts payable	$-	$45,554	$-

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in Canada under the Business Corporations Act on April 2, 2004 and is an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas property interests in North America.

These financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

At December 31, 2008, the Company had working capital of $38,344 (2007 - $39,022) and an accumulated deficit of $5,485,795 (2007 - $4,051,921).  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests.  The Company will require additional equity financing to meet its administrative overhead costs, and to continue exploration work on its oil and gas interests in 2010.

The application of the going concern concept is dependent upon the Company’s ability to generate future profitable operations and receive continued financial support from its creditors and shareholders or raise additional equity financing. The current financial equity market conditions and the challenging funding environment make it difficult to raise funds by placement of common shares. There is no assurance that the Company will be successful with any financing ventures. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful. Therefore a significant uncertainty exists in relation to the Company’s ability to continue as a going concern.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments would be material.

The business of oil and gas exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The Company has limited sources of revenue, and has significant cash requirements to meet its administrative overhead and maintain its oil and gas interests. The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of oil and gas interests.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The functional and reporting currency of the Company is the Canadian dollar. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (see note 9).

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Use of estimates

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

(c)	Financial instruments

The Company classifies its financial instruments into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

(d)	Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income and other comprehensive income. Other comprehensive income includes gains or losses, which generally accepted accounting principles requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s statements of operations and deficit equals comprehensive loss.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Oil and gas property interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized.  These costs include leasehold acquisition costs, geological and geophysical expenses, drilling costs of successful as well as unsuccessful wells and overhead charges related directly to exploration and development activities.

If the interests are sold, the proceeds of the interests will be applied against capitalized costs unless such sale significantly impacts the rate of depletion.

Costs associated with unproven reserves are reviewed by management to determine whether they have become impaired. The ceiling test is calculated by comparing the carrying value of oil and gas interest to the sum of undiscounted cash flows expected to result from future production of proved reserves and carrying value of unproved properties, net of any impairments. Estimates of future net revenues are based on expected future commodity prices and costs rather than those existing at the measurement date. It is possible that changes could occur that would adversely affect management’s estimates resulting in further write-downs of the carrying value of the interest. If impairment occurs, the carrying value of the related interest will be reduced to reflect the estimated net realizable value.

The amounts shown for petroleum and natural gas interests represent costs incurred to date less depletion and impairment if any, and do not necessarily reflect present or future values.

(f)	Future income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or oil and gas property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted loss per share.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, have not been included in the calculation of the weighted average number of common shares outstanding.

(i)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has no material AROs to record in the financial statements.

(j)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;

(ii)	Non-monetary items at the historical exchange rate; and

(iii)	Expenses, at the exchange rate on the date of the transaction.

Gains and losses arising from translation are included in the current year’s loss.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i)	Financial instruments

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation” replace Section 3861, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature of and risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable readers to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

(ii)
Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 11).  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and procedures for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iii)	Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Future accounting changes

(i)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and development costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after January 1, 2009. This new section is not expected to have any significant impact on the Company’s financial statements.

(ii)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The effective date for the Company is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS

The Company has designated its cash as held-for-trading and accounts payable and accrued liabilities as other liabilities.

(a)	Fair value

The carrying values of cash, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short term to maturity of its monetary assets and liabilities. Future cash flows from interest income on cash will be affected by interest rate fluctuations.

(c)	Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to significant other price risk on its financial instruments.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows used in operations and anticipated from investing and financing activities. At December 31, 2008, the Company had accounts payable other than accrued liabilities of $1,548 (2007 - $48,430), which were due within 30 days. The Company does not have sufficient cash and cash equivalents as at December 31, 2008 in order to meet short-term business requirements such as overhead costs and oil and gas lease payments. Management is currently planning on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. The Company will be required to raise additional debt or equity to meet its obligations for 2010. There is no assurance that management’s strategy will be successful.

(e)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash; however, the risk is minimized as cash is held at a major Canadian financial institution.

(f)	Foreign currency risk

The Company is not exposed to significant foreign currency risk. The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. Management has concluded the effect of any exchange rate fluctuations to be immaterial.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

4.	OIL AND GAS PROPERTY INTERESTS

The cumulative costs of the Company’s oil and gas interests are as follows:

	2008	2007

Balance, beginning of the year	$269,725	$7,677
Lease and acquisition costs	46,769	194,994
Sale of property interests	(30,331)	0
Geological and geophysical	11,815	65,575
Camp and field supplies	164	1,479
Total costs for the year	28,417	262,048

Balance, end of the year	$298,142	$269,725

Highvale and Suffield Properties, Alberta, Canada

With the exception of the property acquired on June 14, 2006, all of the Company’s oil and gas property interests have been acquired as a series of leases in multiple transactions with the province of Alberta, Canada.  Most of the Company’s leases are located in the Highvale and Suffield regions of Alberta.  All of the leases are for a five year term, require minimum annual lease payments of $3.50 per hectare, and grants the Company the right to explore for potential natural gas opportunities on the respective leased property.

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

On July 23, 2008, the Company executed an assignment and assumption agreement with Power Oil and Gas Inc., a company related by common directors, whereby, the Company assigned all of the rights and obligations of ten Alberta Crown Petroleum and Natural Gas Lease Agreements for the total amount of $30,331, which was equivalent to the carrying value of the ten leases.

As at December 31, 2008, the Company has 51 leases requiring total annual lease payments of $31,767 to 2012.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

5.	CAPITAL STOCK

(a)	Common shares

During the years ended December 31, 2008 and 2007, the Company had the following common share transactions:

(i)
In February 2007, pursuant to the exercise of common stock options, the Company issued 3,000,000 common shares at $0.12 (US $0.10) per common share for gross proceeds of $350,760. The Company transferred $3,811,800 from contributed surplus to capital stock, which is the amount of stock-based compensation previously recognized upon grant of the options now being exercised.

(ii)	On April 18, 2008, the Company issued 112,360 common shares at $0.90 (US $0.89) per common share for gross proceeds of $101,365.

(b)	Stock options

On June 23, 2006, the stockholders of the Company approved the Company’s 2006 stock option plan whereby the Company may grant options to its directors, officers, and consultants for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a ten-year term.

No stock options were granted in 2008. During 2007, 3,200,000 options were granted to consultants and employees, of which 3,000,000 options granted to consultants vested upon grant and 200,000 granted to a director and officer of the Company, vest over a four year period with the related stock-based compensation expense amortized over the vesting period.

The fair value of the options granted in 2007 determined using the Black-Scholes option pricing model was $4,129,698. During the year ended December 31, 2008, the Company recognized stock-based compensation of $167,172 (2007 - $3,876,878; 2006 - $nil) related to these options. At December 31, 2008 there is $85,648 (2007 - $252,820; 2006 - $nil) in unrecognized stock-based compensation which will be recognized in future periods as the options vest.

An estimated forfeiture rate of zero has been assumed and the fair value of each option granted was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting fair value:

	2008	2007	2006

Risk-free interest rate	N/A	4.12%	N/A
Dividend yield	N/A	Nil	N/A
Expected volatility	N/A	133%	N/A
Expected average option term (years)	N/A	10	N/A
Weighted average fair value	N/A	$1.21	N/A

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

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

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price

Balance, December 31, 2006	-	$-
Options granted	3,200,000	$0.22
Options exercised	(3,000,000)	$0.12

Balance, December 31, 2007 and 2008	200,000	$1.65

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2008:

Exercise Price	Options Outstanding	Expiry date	Number of Options Currently Exercisable

$ 1.65	200,000	October 1, 2017	66,666

(c)	Share purchase warrants

As at December 31, 2008, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2006	Issued	Exercised	Expired	Outstanding at December 31, 2007 and 2008

$ 0.10	May 20, 2010	11,400,000	-	-	-	11,400,000
$ 0.50	May 20, 2011	11,400,000	-	-	-	11,400,000
$ 1.10	May 20, 2012	11,400,000	-	-	-	11,400,000

$ 0.57		34,200,000	-	-	-	34,200,000

Originally, all of the warrants were to have become exercisable on May 20, 2007.  On March 19, 2007, the Company and each respective warrant holder agreed to postpone the vesting of the Company’s Class A, Class B and Class C warrants to May 20, 2008, November 20, 2008 and May 20, 2009, respectively.  Subsequent to the year ended December 31, 2007, the vesting dates were further extended from May 20, 2008 to November 20, 2008 with respect to the Class A Warrants, from November 20, 2008 to May 20, 2009 with respect to the Class B Warrants, and from May 20, 2009 to November 20, 2009 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2009 to May 20, 2010 with respect to the Class A Warrants, from May 20, 2010 to May 20, 2011 with respect to the Class B Warrants, and from May 20, 2011 to May 20, 2012 with respect to the Class C Warrants.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

(c)	Share purchase warrants (continued)

All other terms of the Warrant agreements remained unchanged.The aggregate fair value of the modification to the warrants determined using the Black-Scholes pricing model was $2,059,980. The fair value of the original warrants and the fair value of the modified warrants were estimated as at the date of modification using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.00%, dividend yield of 0.00%, volatility of 125.27% and weighted average expected life ranging from 2.79 to 3.79 years. During the year ended December 31, 2008, the Company recognized stock-based compensation of $1,193,076 (2007 - $nil; 2006 - $nil) related to the modification of these warrants. At December 31, 2008 there is $866,904 (2007 - $nil; 2006 - $$nil) in unrecognized stock-based compensation which will be recognized in future periods as the warrants vest.

All of these warrants are unexercised and outstanding as at December 31, 2008.  The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(d)	Stock-based compensation

For the year ended December 31, 2008, the Company has recognized $1,360,248 (2007 - $3,876,878; 2006 - $Nil) in stock-based compensation attributed as follows:

2008	2007		2006

Management services (Note 5(b))	$ 167,172	$ 3,876,878	$ -
Modification cost (Note 5(c))	1,193,076	-	-
	$ 1,360,248	$ 3,876,878	$ -

6.           SHARE REPURCHASE OPTION

The Company holds an irrevocable right to repurchase all or a portion of the 30,000,000 common shares owned by two of its Directors for a price of $0.01 per common share.  The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the common shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 common shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company.  The Company may exercise its share repurchase option as to some or all of the common shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase.  The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the common shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

7.	INCOME TAXES

The reconciliation of income tax provision computed at Canadian statutory rates of 31% (2007: 34.12%; 2006: 34.12%) to the reported income tax provision is as follows:

	2008	2007	2006

Income tax benefit computed at Canadian statutory rates	$444,501	$1,347,832	$13,187
Stock-based compensation	(421,677)	(1,322,791)	-
Other	-	-	(637)

	22,824	25,041	12,550
Change in future income taxes resulting from enacted tax rate reduction	(12,210)	-	-
Change in valuation allowance	(10,614)	(25,041)	(12,550)

Income tax provision	$-	$-	$-

The components of the future income tax assets are as follows:

	2008	2007

Non-capital loss	$244,195	$170,570
Appropriate tax rate	26%	31%

Income tax asset	63,491	52,877
Valuation allowance	(63,491)	(52,877)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $244,000.  The losses expire as follows:

2014	$5,147
2015	56,870
2026	35,162
2027	73,391
2028	73,625

$244,195

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, directors’ fees of $6,000 (2007 - $9,500) were paid to the directors of the Company.  These transactions were in the normal course of business, and measured at the exchange amount agreed upon by the related parties, except as noted in note 4.

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

Recent US accounting pronouncements

(a)
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; however, for some entities the application of this statement will change current practice. SFAS 157 is effective for the Company effective January 1, 2008. The adoption of SFAS 157 has no significant impact on the Company’s financial statements.

(b)
In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. This statement expands the use of fair value measurement and applies to companies that elect the fair value option. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. This statement is effective for the Company effective January 1, 2008. The adoptions of SFAS 159 did not have a significant impact on the Company’s financial statements.

(c)
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaced SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. The Company will assess the impact of SFAS 141(R) on future acquisitions.

The Company currently has no reconciling items to its financial statements prepared in accordance with Canadian GAAP to comply with US GAAP.

10.	PRIOR YEAR’S BALANCES

Certain of the prior year’s balances have been restated to be consistent with the current year’s presentation.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
(Expressed in Canadian Dollars)

11.	CAPITAL MANAGEMENT

The Company considers its capital to be its shareholders’ equity.  The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas property interests and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and term deposits.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regard to the expected timing of expenditures from continuing operations. There were no changes in the Company’s approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Oil & Gas Inc. SEC File No. 333-125381 Registrant

Dated: June 16, 2009          Signed: /s/ Rob Sandhu
                                           Rob Sandhu
                                           Director, Chairman, President,
           Chief Executive and Operating
                                           Officer and Secretary

Dated: June 16, 2009          Signed: /s/ Robert Coale
                                            Robert Coale
                                            Director

Dated: June 16, 2009          Signed: /s/ Michael Nott
                                            Michael Nott
                                            Director