Form 20-F
period 2009-12-31
Giant Oil & Gas Inc.
filed 2010-07-06
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

     [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

  OR
     [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934
          For the fiscal year ended________December 31, 2009________

  OR
   [ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  44,672,660 common shares as of December 31, 2009 and 45,272,660 as of June 29, 2010. No preferred shares issued and outstanding.

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
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [  ]  No [X]

Index to Exhibits on Page 59

GIANT OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2009

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 were derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this 20-F.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For the Twelve Months Ended December 31, 2009	For the Twelve Months Ended December 31, 2008	For the Twelve Months Ended December 31, 2007	For the Twelve Months Ended December 31, 2006	For the Twelve Months Ended December 31, 2005
Operating Revenues	-	-	-	-	-
Interest Income	-	-	-	-	-
Loss from Operations	$(1,347,026)	$(1,437,061)	$(3,934,176)	$(38, 891)	$(57,338)
Net Loss and comprehensive loss	$(1,348,653)	$(1,433,874)	$(3,950,269)	$(38,649)	$(57,123)
Loss per Share – Basic and Diluted	$(0.03)	$(0.03)	$(0.09)	$(0.00)	$(0.00)
	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005

Total Assets	$346,705	$353,034	$364,177	$36,434	$77,315
Net Assets	$298,335	$336,486	$308,747	$31,378	$70,027
Total Liabilities	$48,370	$16,548	$55,430	$5,056	$7,288
Working Capital	$36,584	$38,344	$39,022	$23,701	$70,027
Share Capital	$4,396,955	$4,396,955	$485,790	$133,030	$133,030
Common Shares Issued	44,672,660	44,672,660	44,560,300	41,560,300	41,560,300
Dividends Declared	-	-	-	-	-

3.A.3. Exchange Rates

In this 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of five periods ended December 31st since 2005, the average rates for the period and the range of high and low rates for the period.  The data for May 2010 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2010	1.04	1.04	1.03	1.04
April 2010	1.01	1.00	1.00	1.01
March 2010	1.02	1.03	1.02	1.02
February 2010	1.06	1.06	1.05	1.05
January 2010	1.04	1.05	1.04	1.04
December 2009	1.05	1.06	1.05	1.06

Fiscal Year Ended December 31, 2009	1.14	1.03	1.30	1.05
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17
Fiscal Year Ended December 31, 2005	1.21	1.15	1.27	1.17
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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $207,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

12.
Our auditors’ opinion in our December 31, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $6,634,448 from December 31, 2005 to December 31, 2009.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

As of May 31, 2010 our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 66.6% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

20.           We have registered 33,600,000 common shares underlying our warrants that may be available for future sale.  The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of May 31, 2010, we had warrants outstanding to purchase an aggregate of 33,600,000 common shares.  We have registered the 33,600,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of November 20, 2008 with respect to the 10,800,000 Class A warrants, May 20, 2011 with respect to the 11,400,000 Class B warrants, and November 20, 2011 with respect to the 11,400,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an exploration stage oil and gas company incorporated under the Canada Business Corporations Act in Alberta, Canada on April 2, 2004 under the name “Giant Oil & Gas Inc.”  Our office is located at Suite 4010 – 246 Stewart

Green S.W., Calgary, Alberta T3H 3C8 and our telephone number is 1-877-261-0074.  Our website is www.giantoilinc.com.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.  We currently have petroleum and natural gas rights to 9,203 hectares of land granted under 51 leases entered into with the province of Alberta, Canada.  With the exception of one lease that was acquired from a third party, all of the leases were obtained through a public auction process conducted by the province of Alberta.

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

For the period from December 31, 2005 to December 31, 2009, we did not generate any revenue.

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

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Conveyance Agreement with Stone Petroleums Ltd. et al whereby the Company acquired a 100% interest in a petroleum and natural gas lease in the Cooking Lake area of Alberta, Canada.  The rights associated with the lease relate to petroleum and natural gas. As of March 24, 2010, the lease had expired and the company no longer has any interest in the property.

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

On March 11, 2010, the Company entered into an additional Petroleum and Natural Gas Lease with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year lease with the government.    The bid price includes the first year’s minimum annual lease payments.

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

OIL AND GAS PROPERTY INTERESTS

Acquisition of Interests

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (together the “Vendor”) whereby the Company acquired a 100% interest in a Petroleum and Natural Gas (“PN&G”) lease with the government of the Province of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease 0405030802, and the property to which the lease pertains is located in the Cooking Lake area of Alberta, as further described below. Upon signing of the Agreement the Company paid the Vendor CDN $7,677 (including closing costs) and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Cooking Lake Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  As of March 24, 2010, the Cooking Lake Property has expired and the company no longer has any interest in the property.

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

On March 11, 2010, the Company entered into an additional Petroleum and Natural Gas Lease with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year lease with the government.    The bid price includes the first year’s minimum annual lease payments. This transaction increased the Company’s total PN&G leases to 52 for an aggregate 9,267 hectares.

On March 24, 2010, the Cooking Lake Property expired and the company no longer holds any interest in the property. This transaction decreased the Company’s total PN&G leases to 51 for an aggregate 9,203 hectares.

Location

All of the Company’s leases are located in the Province of Alberta with a focus on two areas known as the Highvale and Suffield regions.

HIGHVALE

R7
R6
R5
R4
R3
R2
R1 W5M
T56
T55
T54
T53
T52
T51
T50
T49
T48
River
Pembina
43
Lac
Ste Anne
Isle Lake
SPRUCE
GROVE
16
SEBA
BEACH
WABAMUN
Wabamun
Lake
STONY
PLAIN
TOMAHAWK
RIVER
SASKATCHEWAN
NORTH

LEGEND

HIGHWAY

ROAD

RAILWAY

RIVER/CREEK

LAKE/POND

GIANT OIL & GAS LEASE

5000 0 5000 10000

Metres

GIANT OIL & GAS

HIGHVALE AREA

LOCATION MAP

DRAWN BY: MLE
CHKD BY: GRJ
DATE: 08 05 02

FILE: Highvale Location Map.dwg
07-3131\Giant Oil & Gas Evaluation\Drafting\Highvale

The Highvale group of leases covers approximately 8,000 acres in the Tomahawk/Highvale area of west central Alberta. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone which is of primary interest to us. The majority of the area is accessible year round.

SUFFIELD

R10
R9
R8
R7
R6 W4M
Red Deer
River
T22
T21
T20
T19
T18
T17
T16
T15
T14
BUFFALO
JENNER
1
RALSTON
SUFFIELD

LEGEND

HIGHWAY

ROAD

RIVER/CREEK

LAKE/POND

GIANT OIL & GAS LEASE

5000 0 5000 10000
Metres

GIANT OIL & GAS

SUFFIELD AREA

LOCATION MAP

DRAWN BY: MLE CHK'D BY: GRJ DATE: 08 05 02	FILE: Suffield Location Map.dwg 07-3131\Giant Oil & Gas Evaluation\Drafting\Highvale

The Suffield group of leases covers more than 5,300 acres in south eastern Alberta in the center of one of the largest petroleum-producing regions in North America. The Suffield area is known for its prolific gas production and also heavy oil.

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

Lease Commencement Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

February 7, 2007	6	1,408	$4,928
March 8, 2007	1	384	$1,344
March 21, 2007	6	1,396	$4,886
April 4, 2007	1	256	$896
May 2, 2007	2	320	$1,120
May 16, 2007	2	512	$1,792
May 30, 2007	9	768	$2,688
June 27, 2007	4	256	$896
July 11, 2007	1	272	$952
July 26, 2007	1	13	$50
August 8, 2007	2	384	$1,344
August 22, 2007	6	1,186	$4,151
September 19, 2007	4	1,536	$5,376
October 17, 2007	1	64	$224
November 28, 2007	2	128	$448
January 9, 2008	1	64	$224
February 6, 2008 March 11, 2010	1 1	64 192	$224 $672
	51	9,203	$32,216

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

In 2010 the Company acquired 1 new PN&G lease in and around our current land holdings.

Planned Work by the company for 2010

The Company’s plan of operations for 2010 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Highvale property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that in the event we are able to raise new funds, we will be able to consider a drill program.

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

Planned Work by the Company for 2010

The Company’s plan of operations for 2010 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Suffield property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that if funds become available we will be able to consider a drill program.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Giant Oil & Gas Inc. for the fiscal years indicated:

Giant Oil & Gas Inc. Periods Ended December 31,

	2009	2008	2007	2006	2005
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Interest income	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$1,347,026	$1,437,061	$3,934,176	$38,891	$57,123

Loss from Operations	($1,347,026)	($1,437,061)	($3,934,176)	($38,649)	($57,123)
Net loss and comprehensive loss	($1,348,653)	($1,433,874)	($3,950,269)	($38,649)	($57,123)
Net loss per share: Basic and Diluted	$0.03	$0.03	$0.09	$0.00	$0.00
Weighted average # of common shares outstanding	44,672,660	44,639,722	44,182,218	41,560,300	41,560,300

Results of Operations of Fiscal 2009 vs. Fiscal 2008

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2009 or 2008. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2009 we had a net loss of $1,348,653 compared to $1,433,874 in 2008.  The decrease in the loss of $1,348,653 was primarily related to the recognition of $1,310,504 in stock-based compensation in 2009 while 1,360,248 was recognized in 2008.  Office and sundry costs decreased to $3,904 in 2009 from $30,322 in 2008 as a result of lower office costs related to the Company needing less administrative services in 2009 due to its decreased level of activity.  Professional fees decreased to $31,400 in 2009 from $34,760 in 2008 related to a decrease in audit fees.  During 2009, the Company acquired no additional oil and gas leases whereas in 2008, the Company acquired two additional oil and gas leases and assigned ten oil and gas leases.  Directors’ fees decreased to $Nil in 2009 from $6,000 in 2008.  As of January 2009, all Directors fees have been temporarily suspended in order to minimize operating expenses.  The foreign exchange loss was $$1,627 in 2009 compared to a gain of $3,187 in 2008.  All decreases relates to the minimal activity of the Company’s operations.

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

On May 20, 2004, we closed a private placement with six investors for the sale of 11,400,000 units, which generated gross proceeds to us of $114,000. On June 7, 2004, we closed a private placement with forty Canadian investors for the sale of 160,300 common shares, for total gross proceeds of $16,030. During 2007 we received $350,760 from the exercise of 3,000,000 common stock options and on April 18, 2008 we received $101,365 (USD $100,000) in proceeds from the sale of 112,360 common shares.

During 2009 we used $3,569 for operating activities compared to $113,095 in 2008, a decrease of $109,526.

In 2009 $nil was received in proceeds from the sale of common stock, stock options or the exercise of warrants, while in 2008 $101,365 was received in proceeds from the issuance of 112,360 common shares as part of a private placement.  Investing activities in 2009 were $(36,779), compared to $(28,419) relating to the acquisition of oil and gas property interests in 2008.  During 2008, $30,331 was received from the assignment of 10 oil and gas leases, whereas $nil was received in 2009.

During 2008 we used $113,095 for operating activities compared to $73,928 in 2007, a decrease of $6,387. The decrease in cash used from operations relates to accounts payable and accrued liabilities of $16,548 in 2008 compared to $5,056 in 2007.

In 2008 $101,365 was received in proceeds from the sale of common stock, while in 2007 $350,760 was received from the exercise of stock options.  Investing activities in 2008 consisted of $58,748 relating to the acquisition of oil and gas property interests.  In 2007, $216,494 was incurred on oil and gas property interests. During 2008, $30,311 was received from the assignment of 10 oil and gas leases.

We had cash of $6,904 as of December 31, 2009. We anticipate that we will incur through the end of our next fiscal year:

•	$157,000 in connection with property acquisitions, annual minimum lease payments and exploration expenditures;

•
$50,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2009 we had a working capital deficiency of $36,584. On March 3, 2010 we received $60,000 CAD in proceeds from the exercise of warrants. Even with the proceeds of $60,000, our working capital at December 31, 2009 is not sufficient for our planned work for the next 12 months.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable well can be demonstrated.  We do not have any arrangements in place for any future equity financing.

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted during the year.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus balance on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award. Because our common stock has only recently begun trading in a public market, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors in addition to share price since a public quotation of our shares is based on limited trading of our stock.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation for those options not yet vested at December 31, 2009.

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2009 or 2008 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars as at December 31, 2009:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Lease Payments:
Plains Leases	$63,536	$31,544	$31,992	$0	$0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$63,536	$31,544	$31,992	$0	$0

At December 31, 2009 the Company had interests in 51 petroleum and natural gas lease located in Alberta, Canada.

At December 31, 2009 and 2008, the Company had trade payables and accrued liabilities of $48,370 and $16,548 respectively.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to the U.S.

ASC 105

In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (formerly Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 168”)).  SFAS 168 replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  SFAS 168 is effective for interim and annual periods ending after September 15, 2009.  The adoption of SFAS 168 did not have a material impact on the Company’s financial statements.

ASC 740 (FIN 48)

In June 2006, the FASB issued FASB ASC 740 Income Taxes (Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”)).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Company has evaluated its tax positions for the years ended December 31, 2009, 2008 and 2007 and determined that it has no uncertain tax positions requiring financial recognition.

Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained.  An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes.  There was no amount of interest and penalties accrued during 2009, 2008 or 2007.  We file our income tax return in Canada.  Our income tax returns are generally considered closed to examination for years prior to 2005.

ASC 815

In June 2008, the FASB ratified FASB ASC 815-40 (EITF Issue 07-5 (EITF 07-5), - Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock).  FASB ASC 815-40 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions.  It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments.  FASB ASC 815-40 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years.  On January 1, 2009, the Company adopted this pronouncement.  There was no material impact on our financial position, results of operations or cash flows.

ASC 825

In April 2009, the FASB issued guidance which is now part of ASC 825-10, “Financial Instruments” (formerly Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (SFAS 107-1 and APB 28-1). This statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments”, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. This statement is effective for interim periods ending after June 15, 2009.

ASC 855

In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”) is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009.

In February, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.  The amendments remove that requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued.  Those amendments remove potential conflicts with the SEC’s literature.  All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors.  That amendment is effective for interim or annual periods ending after June 15, 2010.

ASU 2009-05

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). This update provides amendments to Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009.

ASU 2009-06

In September 2009, the FASB issued ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes.  The implementation guidance will apply to financial statements on nongovernmental entities that are presented in conformity with U.S. GAAP.  The effective date is for entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management
______________________________________________________________________________

The following table sets forth certain information regarding the members of our board of directors and our executive officers as of June 29, 2010.

Name	Age	Positions and Offices Held
Rob Sandhu	33	Director, Chairman, President, Chief Executive and Operating Officer and Secretary
Robert Coale	70	Director
Michael Nott	37	Director

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

6.B. Compensation

Cash Compensation

Except as describe herein, none of our officers or directors have received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2009.  Effective May 1, 2006 Mr. Nott began receiving $500 per month for serving on our Board of Directors.  During the fiscal year ended December 31, 2009, total directors fees of $Nil were paid (2008 - $6,000). The monthly fees owing to Mr. Nott have been temporarily suspended as of January 2009 in order to conserve operating capital.

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

Outstanding Equity Awards as at December 31, 2009

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Under-lying Un-exercised Options, Un-exercisable	Grant Date Fair Value of Stock Options(1)

Rob Sandhu(2)	200,000	$1.65	10/01/07	10/01/17	$1.65	133,332	66,668	$317,898
Robert Coale	-	-	-	-	-	-	-	-
Michael Nott	-	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2009 filed with this Form 20-F.

(2) Mr. Sandhu was granted 200,000 options on October 1, 2007.  The options vest in equal installments of 33,333 every six months commencing April 1, 2008 and ending October 1, 2010.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

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

6.E. Share Ownership

The following table lists, as of May 31, 2010 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

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

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned
Rob Sandhu	14,133,332(1)(2)	31.2%
Robert Coale	16,000,000(1)	35.3%
Michael Nott	-	-
All directors and executive officers as a group (three persons)	30,133,332	66.6%

*                        Based on 45,272,660 shares outstanding as of May 31, 2010.

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

(2)
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

(3)
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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at May 31, 2010, Rob Sandhu and Robert Coale own an aggregate 30,000,000 shares, or 66.6% of the common shares.

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

7.A.2. Canadian Share Ownership.

As of May 31, 2010, the Company’s shareholders’ list showed 45,272,660 common shares outstanding which were held by approximately fifty-six (56) registered stockholders of record.  Of the registered stockholders, 20,122,660 shares are held by individuals with Canadian addresses.

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

Amounts Owing to Senior Management/Directors

At December 31, 2009 and 2008 no amounts were owed to senior management or directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal 2009/2008/2007/2006/2005 Ended December 31st

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

On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Cooking Lake Property”).  The rights to the Cooking Lake Property were acquired for $7,677 (including closing costs) which was paid upon signing.  The rights that were acquired relate to the petroleum and natural gas rights only.  The Cooking Lake Property covers 64 hectares of land in the Cooking Lake area of Alberta, which is approximately 12.5 miles east of Edmonton in the Plains region of Alberta.  The lease, which expires in March

2010, gives the Company the right to explore the Cooking Lake Property covered by the lease.  Giant’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.  The Cooking Lake Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $224 until expiry on March 24, 2010.  As of March 24, 2010, the Cooking Lake Property has expired and the company no longer has any interest in the property.

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

On May 19, 2009 by way of new letter agreements, the vesting dates were extended from May 20, 2009 to May 20, 2011 with respect to the Class B Warrants and from November 20, 2009 to November 20, 2011 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2010 to May 20, 2012 with respect to the Class A Warrants, from May 20, 2011 to May 20, 2013 with respect to the Class B Warrants and from May 20, 2012 to May 20, 2014 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

On March 11, 2010, the Company entered into an additional Petroleum and Natural Gas Lease with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year lease with the government.  The bid price includes the first year’s minimum annual lease payments.

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

3.
On June 14, 2006 the Company acquired a 100% interest in an Alberta oil sands lease (the “Cooking Lake Property”).  The rights to the Cooking Lake Property were acquired for $7,677 (including closing costs) which was paid upon signing.  The rights that were acquired relate to the petroleum and natural gas rights only.  The Cooking Lake Property covers 64 hectares of land in the Cooking Lake area of Alberta, which is approximately 12.5 miles east of Edmonton in the Plains region of Alberta.  The lease, which expires in March 2010, gives the Company the right to explore the Cooking Lake Property covered by the lease.  Giant’s acquisition of the lease includes an overriding 5% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.  The Cooking Lake Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $224 until expiry on March 24, 2010.  As of March 24, 2010, the Cooking Lake Property has expired and the company no longer has any interest in the property.

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

6.
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

7.
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

8.
On July 23, 2008, the Company entered into an assignment and assumption agreement with Power Oil and Gas Inc. et al whereby the Company assigned a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada to Power Oil and Gas Inc.

9.
On May 19, 2009 by way of new letter agreements, the vesting dates were extended from May 20, 2009 to May 20, 2011 with respect to the Class B Warrants and from November 20, 2009 to November 20, 2011 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2010 to May 20, 2012 with respect to the Class A Warrants, from May 20, 2011 to May 20, 2013 with respect to the Class B Warrants and from May 20, 2012 to May 20, 2014 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

10.
On March 11, 2010, the Company entered into an additional Petroleum and Natural Gas Lease with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year lease with the government.  The bid price includes the first year’s minimum annual lease payments.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

The Company has no debt outstanding.

12.B. Warrants and Rights

We have warrants outstanding to purchase an aggregate of 33,600,000 common shares. Of these warrants, the 10,800,000 Class A warrants are exercisable at $0.10 per share beginning November 20, 2008 and expiring May 20, 2012, the 11,400,000 Class B warrants are exercisable at $0.50 per share beginning May 20, 2011 and expiring May 20, 2013, and the 11,400,000 Class C warrants are exercisable at $1.10 per share beginning November 20, 2011 and expiring May 20, 2014. The warrants are non-transferable and provide for a cashless exercise option.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Rob Sandhu.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2009 due to the following material weakness:

•
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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Until September 2008 the Company’s Audit Committee consists of three directors, all of who are financially literate and knowledgeable about the Company’s affairs.  Mr. Duncan Budge was the audit committee’s financial expert member as a qualified accountant with over 25 years experience in business. In addition to serving on the Board of Giant Oil & Gas Inc., he also served on the Board and was the Audit Committee Chair of Patriot Gold Corp., Strata Oil & Gas Inc and Power Oil & Gas Inc.  As of September 2008 the Board of Directors is empowered to appoint a new audit committee for the Corporation.

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

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP in 2009 and 2008, the Company’s auditors.

Fiscal Year ended December 31, 2009 and 2008	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2009	2008
Audit Fees	$31,400	$34,760
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other	$Nil	$Nil
Total	$31,400	$34,760

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
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF GIANT OIL & GAS INC.
(An Exploration Stage Company)

We have audited the balance sheets of Giant Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2009 and 2008 and the statements of operations, shareholders’ equity and cash flows for the three years ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the three years ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/
Chartered Accountants

Vancouver, Canada
June 29, 2010

COMMENTS BY AUDITORS FOR US READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 1 to the financial statements.  Our report to the shareholders dated June 29, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditor’s report when the uncertainty is adequately disclosed in the financial statements.

/s/
Chartered Accountants

Vancouver, Canada
June 29, 2010

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2009	2008

Assets

Current
Cash	$6,904	$47,252
Goods and services tax receivable	3,727	6,485
Prepaid expenses	1,155	1,155

	11,786	54,892
Oil and Gas Property Interests (note 4)	334,921	298,142

	$346,707	$353,034

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$48,370	$16,548

Shareholders’ Equity

Capital Stock
Authorized
Unlimited common shares without par value
500,000,000 preferred shares without par value
Issued and outstanding - 44,672,660 common shares (2008 – 44,672,660) (notes 5 and 6)	4,396,955	4,396,955
Contributed surplus	2,735,830	1,425,326
Deficit accumulated during the exploration stage	(6,834,448)	(5,485,795)

	298,337	336,486

	$346,707	$353,034

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:

“Rob Sandhu”
………………………………………………………  Director
Rob Sandhu

“Michael Nott”
………………………………………………………  Director
Michael Nott

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Operations
Years Ended December 31
(Expressed in Canadian Dollars)

	2009	2008	2007

Expenses
Stock-based compensation (note 5)	$1,310,504	$1,360,248	$3,876,878
Audit fees	31,400	34,760	16,200
Office and administration	3,904	30,322	24,100
Legal and filing fees	1,218	1,583	4,761
Directors’ fees	-	6,000	9,500
Consulting	-	4,148	2,737

Loss Before Other Item	1,347,026	1,437,061	3,934,176
Other Item
Foreign exchange (gain) loss	1,627	(3,187)	16,093

Net Loss and Comprehensive Loss for Year	$1,348,653	$1,433,874	$3,950,269

Basic and Diluted Loss Per Share	$0.03	$0.03	$0.09

Weighted Average Number of Common Shares Outstanding	44,672,660	44,639,722	44,182,218

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
Years Ended December 31
(Expressed in Canadian Dollars)

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, December 31, 2006	41,560,300	$133,030	$-	$(101,652)	$31,378
Net loss for year	-	-	-	(3,950,269)	(3,950,269)
Stock-based compensation (note 5(d))	-	-	3,876,878	-	3,876,878
Exercise of common stock options in February 2007 (note5(b))	3,000,000	4,162,560	(3,811,800)	-	350,760

Balance, December 31, 2007	44,560,300	4,295,590	65,078	(4,051,921)	308,747
Net loss for year	-	-	-	(1,433,874)	(1,433,874)
Private placement, common shares for cash at $0.89 USD per share on April 18, 2008 (note 5(a))	112,360	101,365	-	-	101,365
Stock-based compensation (note 5(d))	-	-	1,360,248	-	1,360,248

Balance, December 31, 2008	44,672,660	4,396,955	1,425,326	(5,485,795)	336,486
Net loss for year	-	-	-	(1,348,653)	(1,148,653)
Stock-based compensation (note 5(d))	-	-	1,310,504		1,110,504

Balance, December 31, 2009	44,672,660	$4,396,955	$2,735,830	$(6,834,448)	$298,337

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2009	2008	2007

Operating Activities
Net loss for the year	$(1,348,653)	$(1,433,874)	$(3,950,269)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	1,310,504	1,360,248	3,876,878
Accounts receivable	2,758	(2,088)	(3,410)
Prepaid expenses	-	1,501	(1,947)
Accounts payable and accrued liabilities	31,822	(38,882)	4,820

Cash Used in Operating Activities	(3,569)	(113,095)	(73,928)

Investing Activities
Acquisition of oil and gas property interests	(36,779)	(58,748)	(216,494)
Proceeds from assignment of oil and gas property interests	-	30,331	-

Cash Used in Investing Activities	(36,779)	(28,417)	(216,494)

Financing Activities
Proceeds from the exercise of stock options	-	-	350,760
Shares issued for cash	-	101,365	-

Cash Provided by Financing Activities	-	101,365	350,760

Inflow (Outflow) of Cash	(40,348)	(40,147)	60,338
Cash, Beginning of Year	47,252	87,399	27,061

Cash, End of Year	$6,904	$47,252	$87,399

Supplementary Information
Income taxes paid	$-	$-	$-
Interest paid	$-	$-	$-
Investment in oil and gas property interest included in accounts payable	$-	$-	$45,554

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
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

At December 31, 2009, the Company had a working capital deficit of $36,584 (2008 - working capital of $38,344) and an accumulated deficit of $6,834,448 (2008 - $5,485,795).  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests.  The Company will require additional equity financing to meet its administrative overhead costs, and to continue exploration work on its oil and gas interests in 2010.

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

The business of oil and gas exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The Company has no revenue, and has significant cash requirements to meet its administrative overhead and maintain its oil and gas interests. The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of oil and gas interests.

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
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Significant areas requiring the use of estimates include the carrying value of oil and gas property interests, estimates of accrued liabilities, variables used in the calculation of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from these estimates and could impact future results of operations and cash flows.

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

(d)	Oil and gas property interests

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

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Oil and gas property interests (continued)

The amounts shown for petroleum and natural gas interests represent costs incurred to date less depletion and impairment if any, and do not necessarily reflect present or future values.

(e)	Future income taxes

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

(f)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the option is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the option is accrued and charged either to operations or oil and gas property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

(g)	Loss per share

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

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit of production basis based upon proven oil and gas reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has no material AROs to record in the financial statements.

(i)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;

(ii)	Non-monetary items at the historical exchange rate; and

(iii)	Expenses, at the exchange rate on the date of the transaction.

Gains and losses arising from translation are included in the current year’s loss.

(j)	Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010 and earlier where applicable.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	FINANCIAL INSTRUMENTS

The Company has designated its cash as held-for-trading and accounts payable and accrued liabilities as other liabilities.

(a)	Fair value

The carrying values of cash, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS (Continued)

(b)	Foreign currency risk

The Company is not exposed to significant foreign currency risk.

(c)	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short term to maturity of its monetary assets and liabilities. Future cash flows from interest income on cash will be affected by interest rate fluctuations.

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk on its financial instruments.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows used in operations and anticipated investing and financing activities. At December 31, 2009, the Company had accounts payable of $28,370 (2008 - $1,548), which were due within 30 days. The Company does not have sufficient cash and cash equivalents as at December 31, 2009 in order to meet short-term business requirements such as overhead costs and oil and gas lease payments. Management is currently planning on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. The Company will be required to raise additional debt or equity to meet its obligations for 2010. There is no assurance that management’s strategy will be successful.

(f)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash; however, the risk is minimized as cash is held at a major Canadian financial institution.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

4.	OIL AND GAS PROPERTY INTERESTS

The cumulative costs of the Company’s oil and gas interests are as follows:

	2009	2008

Balance, beginning of the year	$298,142	$269,725

Lease and acquisition costs	31,768	46,769
Sale of property interests	-	(30,331)
Geological and geophysical	5,011	11,815
Camp and field supplies	-	164

Total costs for the year	36,779	28,417

Balance, end of the year	$334,921	$298,142

Highvale and Suffield Properties, Alberta, Canada

With the exception of the property acquired on June 14, 2006, all of the Company’s oil and gas property interests have been acquired as a series of leases in multiple transactions with the province of Alberta, Canada.  Most of the Company’s leases are located in the Highvale and Suffield regions of Alberta.  All of the leases are for a five-year term, require minimum annual lease payments of $3.50 per hectare, and grants the Company the right to explore for potential natural gas opportunities on the respective leased property.

On June 14, 2006, the Company entered into a petroleum, natural gas and general rights conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd. and Torland Ltd. (together, the “Vendor”) whereby the Company acquired a 100% interest in a petroleum and natural gas lease, located in the Cooking Lake region of Alberta, with the government of the province of Alberta. Upon signing the Agreement, the Company paid $7,677 and agreed to assume the underlying minimum annual lease payments of $224 payable to the government of Alberta plus a royalty on any petroleum products produced from the property.

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

As at December 31, 2009, the Company has 51 leases requiring total annual lease payments of $31,768 to 2012.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
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

No stock options were granted in 2009 or 2008. During 2007, 3,200,000 options were granted to consultants and employees, of which 3,000,000 options granted to consultants vested upon grant and 200,000 granted to a director and officer of the Company, vest over a four-year period with the related stock-based compensation expense amortized over the same period.

The fair value of the options granted in 2007 determined using the Black-Scholes option pricing model was $4,129,698. During the year ended December 31, 2009, the Company recognized stock-based compensation of $67,380 (2008 - $167,172; 2007 - $3,876,878) related to these options. At December 31, 2009 there is $18,268 (2008 - $85,648; 2007 - $252,820) in unrecognized stock-based compensation which will be recognized in 2010 as the options vest.

The fair value of each option granted was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting fair value:

	2009	2008

Risk-free interest rate	-	-	4.12%
Dividend yield	-	-	Nil
Expected volatility	-	-	133%
Expected option life (years)	-	-	10
Forfeiture rate	-	-	0%
Weighted average fair value	-	-	$1.21

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

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

(b)	Stock options (continued)

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price

Balance, December 31, 2007	3,200,000	$0.22
Options granted	-	$-
Options exercised	(3,000,000)	$0.12

Balance, December 31, 2008 and 2009	200,000	$1.65

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2009:

Exercise Price	Options Outstanding	Expiry date	Number of Options Currently Exercisable	Weighted Average Remaining Contractual Life

$ 1.65	200,000	October 1, 2017	200,000	8 years

At December 31, 2009, the intrinsic value of the Company’s stock options was $Nil (2008 - $Nil).

(c)	Share purchase warrants

As at December 31, 2009, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Class	Exercise Price	Expiry Date	Outstanding at December 31, 2007	Issued	Exercised	Expired	Outstanding at December 31, 2008 and 2009

A	$ 0.10	May 20, 2012	11,400,000	-	-	-	11,400,000
B	$ 0.50	May 20, 2013	11,400,000	-	-	-	11,400,000
C	$ 1.10	May 20, 2014	11,400,000	-	-	-	11,400,000

	$ 0.57		34,200,000	-	-	-	34,200,000

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
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

(c)	Share purchase warrants (continued)

In addition, on May 19, 2009, the expiry dates were extended from May 20, 2010 to May 20, 2012 with respect to the Class A Warrants, from May 20, 2011 to May 20, 2013 with respect to the Class B Warrants, and from May 20, 2012 to May 20, 2014 with respect to the Class C Warrants.  Also, the vesting dates were extended from May 20, 2009 to May 20, 2011 with respect to the Class B Warrants, and from November 20, 2009 to November 20, 2011 with respect to the Class C Warrants.

All other terms of the Warrant agreements remained unchanged.The aggregate fair value of the modification to the warrants determined using the Black-Scholes pricing model was $1,881,048 (2008 - $2,059,980, 2007 - $Nil). The fair value of the original warrants and the fair value of the modified warrants were estimated as at the date of modification using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 1.51% (2008 - 2.00%), dividend yield of 0.00% (2008 - 0.00%), volatility of 143.83% (2008 - 125.27%), expected life of 3 years (2008 - 3.29 years), and fair-value of $0.16 (2008 - $2.24). During the year ended December 31, 2009, the Company recognized stock-based compensation of $1,243,124 (2008 - $1,193,076; 2007 - $Nil) related to the modification of these warrants. At December 31, 2009 there is $1,504,828 (2008 - $866,904; 2007 - $Nil) in unrecognized stock-based compensation which will be recognized in future periods as the warrants vest.

All of these warrants are unexercised and outstanding as at December 31, 2009.  The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(d)	Stock-based compensation

For the year ended December 31, 2009, the Company has recognized stock-based compensation as follows:

	2009	2008	2007

Management services (note 5(b))	$67,380	$167,172	$3,876,878
Modification cost (note 5(c))	1,243,124	1,193,076	-

	$1,310,504	$1,360,248	$3,876,878

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
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

7.	INCOME TAXES

The reconciliation of income tax provision computed at Canadian statutory rates of 30% (2008 - 31%; 2007 - 34.12%) to the reported income tax provision is as follows:

	2009	2008	2007

Income tax benefit computed at Canadian statutory rates	$404,596	$444,501	$1,347,832
Stock-based compensation	(393,151)	(421,677)	(1,322,791)

	11,445	22,824	25,041
Change in future income taxes resulting from enacted tax rate reduction	(4,350)	(12,210)	-
Change in valuation allowance	(7,095)	(10,614)	(25,041)

Income tax provision	$-	$-	$-

The components of the future income tax assets are as follows:

	2009	2008

Non-capital losses	$282,344	$244,195
Appropriate tax rate	25%	26%

Income tax asset	70,586	63,491
Valuation allowance	(70,586)	(63,491)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $282,344.  The losses expire as follows:

2014	$5,147
2015	56,870
2026	35,162
2027	73,391
2028	73,625
2029	38,149

$282,344

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, directors’ fees of $Nil (2008 - $6,000, 2007 - $9,500) were paid to the directors of the Company.  These transactions were in the normal course of business and measured at the exchange amount agreed upon by the related parties, except as noted in note 4.  As of January 2009, the Directors’ fees were temporarily suspended in order to conserve working capital.

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a) Recent US accounting pronouncements

(i)
In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which is now part of Accounting Standards Codification (“ASC”) 825-10, “Financial Instruments” (formerly Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (SFAS 107-1 and APB 28-1). This statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments”, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. This statement is effective for interim periods ending after June 15, 2009.

(ii)
In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”) is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009.

(iii)
 In June 2009, the FASB issued new guidance which is now part of ASC 860 (formerly SFAS No. 166), “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company will adopt ASC 860 on July 1, 2010. The Company has determined that the adoption of ASC 860 will have no impact on its consolidated financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a) Recent US accounting pronouncements (continued)

(iv)
In June 2009, the FASB issued new guidance which is now part of ASC 810 (formerly SFAS No.167), “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”).  The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity.  SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. ASC 810 becomes effective for the Company’s fiscal 2011 year-end and interim reporting periods thereafter. The Company does not expect ASC 810 to have a material impact on its financial statements.

(v)
In April 2009, the FASB issued guidance which is now part of ASC 825-10, “Financial Instruments” (formerly Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (SFAS 107-1 and APB 28-1).  This statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments”, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The statement also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in all interim financial statements.  This statement is effective for interim periods ending after June 15, 2009.

(vi)
In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (formerly Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”), (“SFAS 168”). SFAS 168 replaces FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for interim and annual periods ending after September 15, 2009.

(vii)
In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a) Recent US accounting pronouncements (continued)

(viii)
In January 2010, the FASB issued ASU. 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements” which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.

(ix)
In January 2010, the FASB issued ASU 2010-01, “Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force)”. This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying Topics 505 and 260. Effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis.

(x)
In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

       (b)Cumulative development stage reporting

The Company is not required and has opted to not report such cumulative financial information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  ASC 915, “Development Stage Entities” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flows plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the financial statements been prepared in accordance with US GAAP such information would have been disclosed.

The Company currently has no reconciling items to its financial statements prepared in accordance with Canadian GAAP to comply with US GAAP.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

10.	PRIOR YEAR’S BALANCES

Certain of the prior years’ balances have been reclassified to be consistent with the current year’s presentation.

11.	CAPITAL MANAGEMENT

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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regard to the expected timing of expenditures from continuing operations. There were no changes in the Company’s approach to capital management during the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

12.	SUBSEQUENT EVENT

On March 5, 2010, the Company issued 600,000 common shares upon exercise of share purchase warrants at $0.10 per common share for gross proceeds of $60,000.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Oil & Gas Inc. SEC File No. 333-125381 Registrant

Dated: June 29, 2010	Signed: /s/ Rob Sandhu
Rob Sandhu
Director, Chairman, President,
Chief Executive and Operating
Officer and Secretary

Dated: June 29, 2010	Signed: /s/ Robert Coale
Robert Coale
Director

Dated: June 29, 2010	Signed: /s/ Michael Nott
Michael Nott
Director