Form 20-F/A
period 2009-12-31
Giant Oil & Gas Inc.
filed 2010-08-19
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
Amendment No. 1

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

Giant Oil & Gas Inc. SEC File No. 333-125381 Registrant

Dated: August 19, 2010	Signed: /s/ Rob Sandhu
Rob Sandhu
Director, Chairman, President,
Chief Executive and Operating
Officer and Secretary

Dated: August 19, 2010	Signed: /s/ Robert Coale
Robert Coale
Director

Dated: August 19, 2010	Signed: /s/ Michael Nott
Michael Nott
Director