Form 20-F
period 2010-12-31
Giant Oil & Gas Inc.
filed 2011-06-30
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended________December 31, 2010________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  46,772,660 common shares as of December 31, 2010 and 45,272,660 as of June 29, 2011. No preferred shares issued and outstanding.

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
Item 17 [ X] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [  ]  No [X]

Index to Exhibits on Page 75

GIANT OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2010

TABLE OF CONTENTS

Oil and Gas Glossary		4

Introduction		4
Part I

Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	17
Item 4A.	Unresolved Staff Comments	30
Item 5.	Operating and Financial Review and Prospects	30
Item 6.	Directors, Senior Management and Employees	36
Item 7.	Major Shareholders and Related Party Transactions	41
Item 8.	Financial Information	43
Item 9.	The Offer and Listing	44
Item 10.	Additional Information	45
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	49
Item 12.	Description of Other Securities Other Than Equity Securities	49

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	50
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	50
Item 15.	Controls and Procedures	50
Item 16.	Reserved	51

Part III

Item 17.	Financial Statements	54
Item 18.	Financial Statements	54
Item 19.	Exhibits	75

Financial Statements		55

Signature Page

OIL AND GAS GLOSSARY

Term	Definition

Adsorption	The accumulation of gases, liquids, or solutes on the surface of a solid or liquid.
Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Coal	A carbon-rich rock derived from plant material (peat)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
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

The Company currently has an interest in 39 Petroleum and Natural Gas leases with the Province of Alberta, Canada.  All of these leases are located in Alberta, Canada with the Company focusing on the two specific regions known as the Highvale and Suffield areas.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 were derived from the financial statements of the Company that have been audited by BDO Canada LLP and Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this 20-F.  The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this 20-F.

Effective September 21, 2010 at the request of the Corporation, Smythe Ratcliffe Chartered Accountants (“Smythe”) resigned as auditors of the Corporation.  The Board of Directors of the Corporation has recommended BDO Canada LLP, Chartered Accountants, as the replacement auditors of the Corporation.  In the opinion of the Corporation, throughout the period Smythe was the Corporation’s auditors, there have been no reservations in the auditor’s reports or any “reportable events” as that term is defined in Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations.  The resignation of Smythe has not occurred because of any reportable disagreement or unresolved issue involving the Corporation, or any consultation with the successor auditor BDO Canada, LLP.

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

Selected Financial Information

All in Canadian $ except Common Shares issued	For the Twelve Months Ended December 31, 2010	For the Twelve Months Ended December 31, 2009	For the Twelve Months Ended December 31, 2008	For the Twelve Months Ended December 31, 2007	For the Twelve Months Ended December 31, 2006
Operating Revenues	-	-	-	-	-
Interest Income	-	-	-	-	-
Loss from Operations	$(912,722)	$(1,347,026)	$(1,437,061)	$(3,934, 176)	$(38,891)
Net Loss and comprehensive loss	$(940,265)	$(1,348,653)	$(1,433,874)	$(3,950,269)	$(38,649)
Loss per Share – Basic and Diluted	$(0.02)	$(0.03)	$(0.03)	$(0.09)	$(0.00)
	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006

Total Assets	$359,938	$346,707	$353,034	$364,177	$36,434
Net Assets	$298,384	$298,335	$336,486	$308,747	$31,378
Total Liabilities	$61,554	$48,370	$16,548	$55,430	$5,056
Working Capital	($56,296)	($36,584)	$38,344	$39,022	$23,701
Share Capital	$4,456,955	$4,396,955	$4,396,955	$485,790	$133,030
Common Shares Issued	46,772,660	44,672,660	44,672,660	44,560,300	41,560,300
Dividends Declared	-	-	-	-	-

3.A.3. Exchange Rates

In this 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Set forth below are the exchange rates for the Canadian Dollar at the end of five periods ended December 31st since 2006, the average rates for the period and the range of high and low rates for the period.  The data for May 2011 and for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

May 2011	0.97	0.98	0.98	0.97
April 2011	0.96	0.97	0.94	0.95
March 2011	0.98	0.99	0.97	0.97
February 2011	0.99	1.00	0.97	0.97
January 2011	0.99	1.00	0.99	1.00
December 2010	1.01	1.00	0.99	0.99

Fiscal Year Ended December 31, 2010	1.01	1.00	0.99	0.99
Fiscal Year Ended December 31, 2009	1.14	1.03	1.30	1.05
Fiscal Year Ended December 31, 2008	1.07	0.97	1.30	1.22
Fiscal Year Ended December 31, 2007	1.07	0.91	1.19	0.98
Fiscal Year Ended December 31, 2006	1.13	1.10	1.17	1.17

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

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above.  If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Markets.

2.
The field of oil and gas exploration is difficult to predict because of technological advancements and market factors, which factors our management may not correctly assess and it may make it difficult for investors to sell their common shares.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of our business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Markets.  Investors may find it difficult to sell their shares on the OTC Markets should a market ever develop for our shares.

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

Cash on hand is insufficient to fund our anticipated operating needs of approximately $150,000 for the next twelve months. As we have no plan to generate revenue unless and until our exploration program is successful in finding productive wells, we will require substantial additional capital to fund our operations for the next twelve months and in order to participate in the development of our property, which has not had any production of oil or natural gas, as well as for the future acquisition and/or development of other properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

We have an irrevocable option to repurchase 16,000,000 common shares held by Robert Coale, Director and 14,000,000 common shares held by Michael Nott, Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary.   The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 30,000,000 shares issued to these Directors are held by them (or any of their affiliates or family members), and will survive any such Director’s resignation as an Officer or Director of the Company. For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $0.01 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Coale and $140,000 for the shares held by Mr. Nott. Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of the two Directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the Company’s working capital and essentially cause the Company to become insolvent.

6.
We are heavily dependent on contracted third parties and upon Michael Nott, who is our Director, Chairman, President, Chief Executive and Operating, Officer, and Secretary.  The loss of Mr. Nott, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan and continue our operations until we found a suitable replacement.

We are dependent on the continued contributions of Michael Nott, whose knowledge and leadership would be difficult to replace.  Our success is also heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not currently have any consulting agreements in place with either Mr. Nott or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program.  We do not maintain any key person insurance on Mr. Nott.   If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Nott.

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

12.
Our auditors’ opinion in our December 31, 2010 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $7,774,713 from December 31, 2005 to December 31, 2010.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our Company.

13.	If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the respective property.

We have 39 petroleum and natural gas leases in Alberta, Canada.  Our leases require annual lease payments to the Alberta provincial government.  See Item 4.D of this Form 20-F for a more detailed description of the property obligations.  If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

Our Officer and Directors are not required to work exclusively for us and do not devote all of their time to our operations.  In fact, our Directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies.  Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slowdown in operations.  It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

16. Our principal shareholders, Officer and Directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general shareholders.

As of June 29, 2011 our Officer and Directors, in the aggregate, beneficially own approximately or have the right to vote approximately 66.3% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our Board of Directors;
•	removal of any of our Directors;
•	amendment of our Articles of Incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our Directors and Executive Officer collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  In addition, it is possible for our Directors and Executive Officer to modify their share purchase agreements such that they could force the repurchase of their shares and remain on the board.  Also, sales of significant amounts of shares held by our Directors and Executive Officer, or the prospect of these sales, could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the Company may decrease.  Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

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

We do not have any employees, our only Officer works on our business one day per week and our Directors each spend one hour a week on our business.  With practically no personnel, we have a limited ability to monitor our operations, such as the progress of oil and gas exploration, and to respond to inquiries from third parties, such as regulatory authorities or potential business partners.  Though we may rely on third party service providers, such as accountants and lawyers, to address some of our matters, until we raise additional capital or generate revenue, we will have to rely on consultants and third party service providers to monitor our operations, which will increase our expenses and have a negative effect on our results of operations.

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

As of June 29 2011, we had warrants outstanding to purchase an aggregate of 33,600,000 common shares.  We have registered the 33,600,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of November 20, 2008 with respect to the 10,800,000 Class A warrants, May 20, 2011 with respect to the 11,400,000 Class B warrants, and November 20, 2011 with respect to the 11,400,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

21.           We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles. For purpose of our annual disclosure obligations in the United States, we will annually file in the United States financial statements prepared in accordance with Canadian GAAP together with reconciliation to US GAAP.  In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

24.           Because we are incorporated in Canada under the Canadian Business Corporations Act and all of our assets, Officer, and two of our Directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officer and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our Officer and two of our Directors are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officer or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officer predicated upon the securities laws of the United States or any state thereof.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an exploration stage oil and gas company incorporated under the Canada Business Corporations Act in Alberta, Canada on April 2, 2004 under the name “Giant Oil & Gas Inc.”  Our office is located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta T3H 3C8 and our telephone number is 1-403-261-0074.  Our website is www.giantoilinc.com.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.  As of June 29, 2011, we currently have petroleum and natural gas rights to 6,597 hectares of land granted under 39 leases entered into with the Province of Alberta, Canada.  With the exception of one lease that was acquired from a third party, all of the leases were obtained through a public auction process conducted by the Province of Alberta.

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

For the period from December 31, 2006 to December 31, 2010, we did not generate any revenue.

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

From February 2007 through February 2008, the Company entered into 61 additional Petroleum and Natural Gas leases in multiple transactions with the Province of Alberta, Canada.  All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On July 23, 2008, the Company entered into an Assignment and Assumption Agreement with Power Oil and Gas Inc. et al whereby the Company assigned a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements in the Taber, Grand Forks area of Ablerta, Canada to Power Oil and Gas Inc.

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

On June 14, 2010, the Company entered into a Property Option Agreement with Risor Energy Exploration Inc. (the “Optionee”), whereas the Company wishes to grant 100% right, title, and interest in the Highvale leases in the Central Plains area of Alberta consisting of eighteen Petroleum and Natural Gas Leases.

In a series of transactions from May 14, 2010 to August 13, 2010, the Company surrendered its rights and obligations to six Alberta Crown Petroleum and Natural Gas Leases.

On February 06, 2011, the Company surrendered its rights and obligations to three Alberta Crown Petroleum and Natural Gas Leases.

On March 13, 2011, the Company surrendered its rights and obligations to two Alberta Crown Petroleum and Natural Gas Leases.

On April 05, 2011, the Company surrendered its rights and obligations to one Alberta Crown Petroleum and Natural Gas Lease.

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

PETROLEUM AND NATURAL GAS LEASES

The Company has interests in 39 Petroleum and Natural Gas (“P&NG”) leases in Alberta, Canada.  With the exception of the Company’s first lease acquired in June 2006, all of these leases were acquired through the public auction process with the government of Alberta.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the P&NG leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

OIL AND GAS PROPERTY INTERESTS

Acquisition of Interests

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Rights Conveyance (the “Agreement”) with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (together the “Vendor”) whereby the Company acquired a 100% interest in a P&NG lease with the government of the Province of Alberta.  The underlying lease acquired by the Company is Alberta PN&G lease 0405030802, and the property to which the lease pertains is located in the Cooking Lake area of Alberta, as further described below. Upon signing of the Agreement the Company paid the Vendor CDN $7,677 (including closing costs) and agreed to assume the underlying lease payments to the Province of Alberta.  In addition, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Cooking Lake Property, if any.  The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.  As of March 24, 2010, the Cooking Lake Property has expired and the company no longer has any interest in the property.

In a series of transactions from February 2007 through February 2008, the Company has entered into an additional 61 P&NG leases in multiple transactions with the Province of Alberta covering an additional aggregate 10,922 hectares of land.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the P&NG leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

On July 23, 2008, the Company entered into an assignment and assumption agreement with Power Oil and Gas Inc. et al whereby the Company assigned a 100% right and interest in 10 Alberta Crown Petroleum and Natural Gas Lease Agreements for a total of 1,911 hectares in the Taber, Grand Forks area of Ablerta, Canada to Power Oil and Gas Inc., for $30,331.  This transaction reduced the Company’s total P&NG leases to 51 for an aggregate 9,075 hectares.

On March 11, 2010, the Company entered into an additional P&NG lease with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year lease with the government.    The bid price includes the first year’s minimum annual lease payments.  This transaction increased the Company’s total P&NG leases to 52 for an aggregate 9,267 hectares.

On March 24, 2010, the Cooking Lake Property expired and the company no longer holds any interest in the property. This transaction decreased the Company’s total P&NG leases to 51 for an aggregate 9,075 hectares.

On June 14, 2010, the Company entered into a Property Option Agreement with Risor Energy Exploration Inc. (the “Optionee”), whereas the Company wishes to grant 100% right, title and interest in the Highvale leases in the Central Plains area of Alberta consisting of eighteen Petroleum and Natural Gas Leases for a total of approximately 3,316 hectares.  Upon signing the Agreement, the Optionee paid $5,000 and agreed to pay $175,000 on or before June 15, 2011 to earn full right and authority to the property.  Subsequent to this agreement, the Optionee has forwarded payments of $7,500 on August 03, 2010, $6,500 on October 12, 2010 and $5,000 on November 12, 2010.  The Company has not received the final payment due on June 15, 2011 but is currently negotiating a time extension for payment and is satisfied that the agreement is in good standings.

In a series of transactions from May 14, 2010 to August 13, 2010, the Company surrendered its rights and obligations to six P&NG leases for the combined annual lease payment amount of $3,752.  This transaction decreased the Company’s total P&NG leases to 45 for an aggregate 8,133 hectares.

On February 06, 2011, the Company surrendered its rights and obligations to three P&NG leases for the combined annual lease payment amount of $2,688.  This transaction decreased the Company’s total P&NG leases to 42 for an aggregate 7,365 hectares.

On March 13, 2011, the Company surrendered its rights and obligations to two P&NG leases for the combined annual lease payment amount of $1,792.  This transaction decreased the Company’s total P&NG leases to 40 for an aggregate 6,853 hectares.

On April 05, 2011, the Company surrendered its rights and obligations to one P&NG lease for the annual lease payment amount of $896.  This transaction decreased the Company’s total P&NG leases to 39 for an aggregate 6,597.

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

Property Lease Information

The Company’s properties are comprised of 39 leases with the government of the Province of Alberta, Canada.  The leases are for an initial term of five years with a commencement date equal to the date of acquisition.  The leases are renewable if certain conditions are met.  All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition.  In general, minimum annual lease payments are $3.50 per hectare.

Lease Commencement Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

February 7, 2007	3	640	$2,240
March 8, 2007	1	384	$1,344
March 21, 2007	4	885	$3,096
May 2, 2007	2	320	$1,120
May 30, 2007	8	512	$1,792
June 27, 2007	4	256	$896
July 11, 2007	1	272	$952
August 8, 2007	1	128	$448
August 22, 2007	5	1,152	$4,032
September 19, 2007	4	1,536	$5,376
October 17, 2007	1	64	$224
November 28, 2007	2	128	$448
January 9, 2008	1	64	$224
February 6, 2008	1	64	$224
March 11, 2010	1	192	$672
	39	6,597	$23,088

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

Previous Work

In 2007, the Company completed its initial review of the Highvale Property.  The study was undertaken by extracting data from various well logs drilled in the area from one of the public drill hole database systems named GeoCarta. The database system was searched to identify all wells that penetrated to the Ireton Formation that immediately underlies the Nisku Formation. Formation tops data for the Calmar Formation, the Nisku Formation and the underlying Ireton Formation were extracted. From this information the depth and elevation of all three units was compiled along with the depth and elevation of the Ireton Formation. Initially there were a total of ninety-three wells in the area that were available for inspection but these are of variable quality. A total of seventy wells were found to be suitable for the extraction of the data described above. The well logs were initially correlated using the standard formation tops as identified by the EUB geologists of the Alberta Provincial Government. Where necessary adjustments were made to these correlations for local inconsistencies found in the inspection of one well with respect to adjacent ones.

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

Planned Work by the Company for 2011

The Company’s plan of operations for 2011 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Highvale property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that in the event we are able to raise new funds, we will be able to consider a drill program.

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

Planned Work by the Company for 2011

The Company’s plan of operations for 2011 relates primarily to acquiring new land in and around our current land holdings and following up on our initial assessment of the Suffield property completed in 2007.  Current funds available to us do not allow us to undertake any drilling. However, we do intend on working with our main contractor on locating and evaluating potential drill sites so that if funds become available we will be able to consider a drill program.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

OVERALL PERFORMANCE

The following table sets forth the audited statement of operations data for Giant Oil & Gas Inc. for the fiscal years indicated:

Giant Oil & Gas Inc. Periods Ended December 31,

	2010	2009	2008	2007	2006
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Interest income	$Nil	$Nil	$Nil	$Nil	$Nil
Expenses	$912,722	$1,347,026	$1,437,061	$3,934,176	$38,891

Loss from Operations	$(912,722)	$(1,347,026)	$(1,437,061)	$(3,934,176)	$(38,649)
Net loss and comprehensive loss	$(940,265)	$(1,348,653)	$(1,433,874)	$(3,950,269)	$(38,649)
Net loss per share Basic and Diluted	$(0.02)	$(0.03)	$(0.03)	$(0.09)	$0.00
Weighted average # of common shares outstanding	45,170,742	44,672,660	44,639,722	44,182,218	41,560,300

Results of Operations of Fiscal 2010 vs. Fiscal 2009

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

Revenue - Cost of Revenue

We did not earn any revenues during the years ended December 31, 2010 or 2009. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

General and Administrative Expenses

For the year ended December 31, 2010, we had a net loss of $940,265 compared to $1,348,653 in 2009.  The decrease in the loss of $408,388 was primarily related to the recognition of $880,312 in stock-based compensation in 2010 while $1,310,504 was recognized in 2009.  Office and sundry costs increased to $4,731 in 2010 from $3,904 in 2009 as a result of increased telecommunication costs and investor relation activity.  Professional fees decreased to $26,120 in 2010 from $31,875 in 2009 related to a decrease in audit fees.  Directors’ fees were $Nil in 2010 and 2009.    There was a foreign exchange gain of $37 in 2010, compared to a loss of $1,627 in 2009. The minimal foreign exchange impact is a result of holding insignificant foreign denominated balances in 2010.  All decreases relate to the minimal activity of the Company’s operations.

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

General and Administrative Expenses

For the year ended December 31, 2009, we had a net loss of $1,348,653 compared to $1,433,874 in 2008.  The decrease in the loss of $85,221 was primarily related to the recognition of $1,110,504 in stock-based compensation in 2009 while 1,360,248 was recognized in 2008.  Office and sundry costs decreased to $3,904 in 2009 from $30,322 in 2008 as a result of lower office costs related to the Company needing less administrative services in 2009 due to its decreased level of activity.  Professional fees decreased to $31,400 in 2009 from $34,760 in 2008 related to a decrease in audit fees.  During 2009, the Company acquired no additional oil and gas leases whereas in 2008, the Company acquired two additional oil and gas leases and assigned ten oil and gas leases.  Directors’ fees decreased to $Nil in 2009 from $6,000 in 2008.    The foreign exchange loss was $1,627 in 2009 compared to a gain of $3,187 in 2008.  All decreases relate to the minimal activity of the Company’s operations.

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

During 2010, we used $40,052 for operating activities compared to $3,569 in 2009, an increase of $32,785.

In 2010, $60,000 was received in proceeds from the exercise of warrants, while in 2009 $Nil was received in proceeds from the sale of common stock, stock options or the exercise of warrants.  Investing activities in 2010 were $(22,900), compared to $(36,779) relating to the disposition of oil and gas property interests, offset by option payments received of $24,000, whereas $Nil was received in 2009.

During 2009, we used $3,569 for operating activities compared to $113,095 in 2008, a decrease of $109,526. The decrease in cash used from operations relates primarily to the recognition of $1,310,504 in stock-based compensation in 2009 while $1,360,248 was recognized in 2008.  Office and sundry costs decreased to $3,904 in 2009 from $30,322 in 2008 due to lower office costs related to the Company needing less administrative services in 2009 due to its decreased level of activity.

In 2009, $Nil was received in proceeds from the sale of common stock, while in 2008 $101,365 was received from the exercise of stock options.  Investing activities in 2009 consisted of $(36,779) relating to $24,000 received from option payments compared to $(58,748) relating to $30,311 to the acquisition of oil and gas property interests.

We had cash of $3,862 as of December 31, 2010. We anticipate that we will incur through the end of our next fiscal year:

•	$100,000 in connection with property acquisitions, annual minimum lease payments and exploration expenditures;

•
$50,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

At December 31, 2010, we had a working capital deficiency of $56,296.  Our working capital at December 31, 2010 is not sufficient for our planned work for the next 12 months.  We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund additional phases of the exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable well can be demonstrated.  We do not have any arrangements in place for any future equity financing.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $150,000 to fund its operations during the next twelve months which will include minimum annual property lease payments as well as the costs associated with maintaining an office.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future

Critical accounting estimates

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

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted during the year.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus balance on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award. Because our common stock has only recently begun trading in a public market, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors in addition to share price since a public quotation of our shares is based on limited trading of our stock.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation for those options not yet vested at December 31, 2010.

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We do not have any off balance sheet arrangements as of December 31, 2010 or 2009 or of the date of this report.

5.F. Contractual Obligations.

We have the following contractual obligations as expressed in CDN dollars as at December 31, 2010:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Lease Payments:
Plains Leases	$ 23,088	$ 23,088	$3,104	$672	$ 0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$23,088	$ 23,088	$ 3,104	$672	$ 0

At December 31, 2010, the Company had interests in 39 petroleum and natural gas lease located in Alberta, Canada.

At December 31, 2010 and 2009, the Company had trade payables and accrued liabilities of $61,554 and $48,370 respectively.  All of these obligations are unsecured and due in less than one year.

Recent Accounting Pronouncements Applicable to the U.S.

ASU 2010-06

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820):  Improving Disclosures about Fair Value Measurements” which amends the disclosure requirements related to recurring and nonrecurring fair value measurements.  This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3.  This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.  In addition, to these new disclosure requirements, this update clarifies certain existing disclosure requirements.  For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities.  This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  The adoption of ASU 2010-06 has been reflected in the Company’s financial statements.

ASU 2010-09

In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”.  ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP.  All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors.  That amendment is effective for interim or annual periods ending after June 15, 2010.  The adoption of ASU 2010-09 has been reflected in the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management
______________________________________________________________________________

The following table sets forth certain information regarding the members of our Board of Directors and our Executive Officer as of June 29, 2011.

Name	Age	Positions and Offices Held
Michael Nott	38	Director, President, Chief Executive and Operating Officer and Secretary
Robert Coale	71	Director
Ron Daems	43	Director

The business address of our Officer and Directors is c/o Giant Oil & Gas Inc., Suite 4010 - 246 Stewart Green, S.W., Calgary, AB, T3H 3C8

Our Directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified.  Set forth below is a summary description of the principal occupation and business experience of each of our Directors and Executive Officer for at least the last five years.

Michael Nott is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999.  From August 2006 until June 2008 he has also served as a Director of Power Oil & Gas Inc., a publicly traded oil and natural gas exploration company.  Currently Mr. Nott is an Operations Geologist with Santos Ltd. in the Gunnedah Appraisal Group working on coalbed methane gas projects in the Gunnedah Basin SE Queensland, Australia.  Prior to that, he worked as an Operations Geologist with Encana Oil & Gas in the Horn River Group working on shale gas projects in NE British Columbia.  From 2006 to 2008, he worked as a project geologist in the Unconventional Gas Research Group with the Alberta Research Council which is primarily involved with the research and testing of Coal Bed Methane and Shale gas.  From 1999 to 2006, he worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta.  He has field experience across North America including Alberta, Saskatchewan, NE British Columbia, New Brunswick and Colorado.  Mr. Nott graduated from the University of New Brunswick with a Bachelor of Science degree in Geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.  Effective June 30, 2010, Mr. Nott was appointed President, Chief Executive and Operating Officer, and Secretary of the Company.

Robert Coale has been a Director of the Company since April 2004.  Currently Mr. Coale is the President and Director of Patriot Gold Corporation as well as Director of Rush Metals Corporation; both of which are publicly traded exploration companies.  He is also technical advisor to Premium Exploration Inc. and a past Director of American Goldfields Inc. and Franciso Gold Corporation.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Ron Daems brings extensive financial and resource industry experience to Giant Oil & Gas Inc.  In the span of his career he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Mr. Daems is currently the President and Director of Strata Oil & Gas Inc., a Director of Power Oil & Gas Inc., and Rush Metals Corp.

Involvement in Certain Legal Proceedings

In the last five years, we are not aware of any material legal proceedings that have occurred concerning any Director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation

Except as describe herein, our Officer or Directors have not received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2010.  Effective May 1, 2006 Mr. Nott began receiving $500 per month for serving on our Board of Directors.  During the fiscal year ended December 31, 2010, total directors fees of $Nil were paid (2009 - $Nil). The monthly fees owing to Mr. Nott have been stopped as of January 2009 due to less activity at the Board level and in order to conserve operating capital.

We do not maintain key-man life insurance for our Executive Officer or Directors.

At the Company’s Annual General Meeting held June 23, 2006, a majority of the Company’s shareholders approved the Company’s 2006 stock option plan.  The stock option plans provides for the granting of up to a maximum of 5,000,000 common stock options.  To date, 3,000,000 options have been granted under the plan at an exercise price of $0.12 per option.

Outstanding Equity Awards as at December 31, 2010

Name	Number of Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Under-lying Un-exercised Options, Un-exercisable	Grant Date Fair Value of Stock Options(1)

Rob Sandhu(2)	-	-	-	-	-		-	-
Michael Nott	-	-	-	-	-	-	-	-
Robert Coale	-	-	-	-	-	-	-	-
Ron Daems	-	-	-	-	-	-	-	-

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2010 filed with this Form 20-F.

(2) Mr. Sandhu was granted 200,000 options on October 1, 2007.  The options vest in equal installments of 33,333 every six months commencing April 1, 2008 and ending October 1, 2010.  On June 30, 2010, Mr. Sandhu resigned as Director, Chairman, President, Chief Executive and Operating Officer, and Secretary and his options were subsequently cancelled.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by the Executive Officer of the Company in Fiscal 2010 to compensate such officer in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

With the exception of Michael Nott, there are no director service contracts.  As of May 2006, The Company entered into a service contract to pay Mr. Nott CAD $500 per month to serve as a Director of the Company, however the agreement has been amended to $nil due to the company’s inactivity and in order to conserve working capital .  Mr. Nott’s service contract will terminate upon his ceasing to serve as a Director of the Company.

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

The Company does not have an audit committee, although one may be appointed.  The Board of Directors is currently responsible for the functions of the audit committee.

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

6.E. Share Ownership

The following table lists, as of June  29, 2011 Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

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

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned *	Percent of common shares Beneficially Owned
Michael Nott	14,000,000(1)	30.9%
Rob Sandhu	-(2)	-
Robert Coale	16,000,000(1)	35.3%
Ron Daems	-	-
All directors and executive officer as a group (three persons)	30,000,000	66.3%

*              Based on 45,272,660 shares outstanding as of June 29, 2011.

(1)
14,000,000 shares owned by Mr. Nott and 16,000,000 shares owned by Mr. Coale are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $0.01 per share.  We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals).  If Messrs. Nott and/or Coale ceases to be employed by, or ceases to perform services to the Corporation by reason of death or disability or termination, the remaining members of the Board of Directors shall, at their sole discretion, have the right to assign Messrs. Nott and/or Coale shares to another Director, without monitory consideration.  Our repurchase right will continue with respect to and for so long as any of the 30 million shares issued to Messrs. Nott and Coale are held by them (or any of their affiliates or family members), and will survive the resignation as an Officer or Director of the Company by Mr. Nott and/or Mr. Coale.  We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by these Directors by delivering a notice of such exercise to Mr. Nott and/or Mr. Coale not less than ten business days prior to the closing of such repurchase.  Messrs. Nott and Coale agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein.  Messrs. Nott and Coale also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

(2)
Represents options that are currently exercisable or that are exercisable within 60 days of the date of this report.  Mr. Sandhu was granted 200,000 stock options on October 1, 2007 at an exercise price of $1.65.  These options vest every six months in equal installments of 33,333 commencing April 1, 2008 and ending October 1, 2010.  On June 30, 2010, Mr. Sandhu resigned as Director, Chairman, President, Chief Executive and Operating Officer, and Secretary and his options were subsequently cancelled.

Our major shareholders do not have voting rights that differ from the other holders of our common shares.

In April 2011, the Board of Directors reviewed the Company’s records and concluded that the Company requested a stock certificate in October 2010 for 1,500,000 shares from its transfer agent that had previously been issued.  The Board of Directors corrected the error by causing the Company to return the certificate to the transfer agent for cancellation, and return the shares to treasury.

Stock Options

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

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the Officer, Directors, employees and consultants of the Company, (b) retain and attract the qualified officers, directors, employees and consultants the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

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
(g)   options held by an option holder who is a Director, employee, or consultant may with the consent of the Director’s exercise such option within 90 days after the option holder ceases to be a director, employee, or consultant, subject to an earlier expiration period thereof;
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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As at June 29, 2011, Michael Nott and Robert Coale own an aggregate 30,000,000 shares, or 66.3% of the common shares.

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

On July 01, 2010, 14,000,000 shares of the common stock of the Company held by Rob Sandhu were gifted by Mr. Sandhu to Michael Nott, pursuant to an assignment, dated September 10, 2008, among Mr. Sandhu, Mr. Nott and the Company.  No consideration was paid by Mr. Nott for the gifting of such shares.  Such assignment was made subsequent to Mr. Sandhu resigning as Director, Chairman, President, Chief Executive and Operating Officer, and Secretary, and terminating his relationship with the Company.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

As of June 29, 2011, the Company’s shareholders’ list showed 45,272,660 common shares outstanding which were held by approximately fifty-six (56) registered stockholders of record.  Of the registered stockholders, 20,122,660 shares are held by individuals with Canadian addresses.

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

In July 2010, 14,000,000 shares of the common stock of the Company held by Rob Sandhu were gifted by Mr. Sandhu to Michael Nott, pursuant to an assignment, dated September 10, 2008, among Mr. Sandhu, Mr. Nott and the Company.  No consideration was paid by Mr. Nott for the gifting of such shares.  Such assignment was made subsequent to Mr. Sandhu resigning as Director, Chairman, President, Chief Executive and Operating Officer, and Secretary, and terminating his relationship with the Company.

The common shares beneficially owned by Mr. Nott and Mr. Coale are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Nott and Mr. Coale at a purchase price of CDN$0.01 per share.  We have this right until we, in our sole discretion, decide to terminate the agreement.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2010 and 2009, no amounts were owed to Senior Management or Directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP is included herein immediately preceding the financial statements.

The previous year financial statements have been audited by Smythe Ratcliffe Chartered Accountant, the predecessor auditor, who expressed an unqualified opinion on June 29, 2010.

Audited Financial Statements:

Fiscal period ended December 31, 2010, 2009 and 2008.

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

8.B. Significant Changes

On May 19, 2009, by way of new letter agreements, the vesting dates were extended from May 20, 2009 to May 20, 2011 with respect to the Class B Warrants and from November 20, 2009 to November 20, 2011 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2010 to May 20, 2012 with respect to the Class A Warrants, from May 20, 2011 to May 20, 2013 with respect to the Class B Warrants and from May 20, 2012 to May 20, 2014 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

On March 11, 2010, the Company entered into an additional P&NG lease with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year lease with the government.  The bid price includes the first year’s minimum annual lease payments.

On June 14, 2010, the Company entered into a Property Option Agreement with Risor Energy Exploration Inc. (the “Optionee”), whereas the Company wishes to grant 100% right, title and interest in the Highvale leases in the Central Plains area of Alberta consisting of 18 Petroleum and Natural Gas Leases for a total of approximately 3,316 hectares.  Upon signing the Agreement, the Optionee paid $5,000 and agreed to pay $175,000 on or before June 15, 2011 to earn full right and authority to the property.  Subsequent to this agreement, the Optionee has forwarded payments of $7,500 on August 03, 2010, $6,500 on October 12, 2010 and $5,000 on November 12, 2010. Subsequent to year end, the Company and Risor were in discussions to extend the June 15, 2011 earn in date and agree the option agreement remains in good standing until a decision is reached.

In a series of transactions from May 14, 2010 to August 13, 2010, the Company surrendered its rights and obligations to 6 P&NG leases for the combined annual lease payment amount of $3,975.  This transaction decreased the Company’s total P&NG leases to 45 for an aggregate 8,133 hectares.

On February 06, 2011, the Company surrendered its rights and obligations to 3 P&NG leases for the combined annual lease payment amount of $2,688.  This transaction decreased the Company’s total P&NG leases to 42 for an aggregate 7,365 hectares.

On March 13, 2011, the Company surrendered its rights and obligations to 2 P&NG leases for the combined annual lease payment amount of $1,792.  This transaction decreased the Company’s total P&NG leases to 40 for an aggregate 6,853 hectares.

On April 05, 2011, the Company surrendered its rights and obligations to 1 P&NG lease for the annual lease payment amount of $896.  This transaction decreased the Company’s total P&NG leases to 39 for an aggregate 6,597 hectares.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2010	$0.35	$0.06
2009	$0.51	$0.14
2008	$3.01	$0.18
2007	N/A	N/A
2006	N/A	N/A

2.           High and low market prices for each full financial quarter during the two most recent full financial years:
Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2010	Fourth Quarter of 2010	$0.16	$0.07
	Third Quarter of 2010	$0.15	$0.07
	Second Quarter of 2010	$0.18	$0.06
	First Quarter of 2010	$0.35	$0.15
2009	Fourth Quarter of 2009	$0.40	$0.21
	Third Quarter of 2009	$0.51	$0.18
	Second Quarter of 2009	$0.39	$0.14
	First Quarter of 2009	$0.28	$0.14

3.           High and low market prices for each of the six most recent months:
Month	Market Price
	High Price.	Low Price

May 2011	$0.07	$0.06
April 2011	$0.07	$0.06
March 2011	$0.07	$0.06
February 2011	$0.08	$0.06
January 2011	$0.08	$0.07

9.C. Markets

Admission to Quotation on the OTC Markets

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

In 2010, the new “OTC Markets” quotation tiers began replacing the former OTCBB.  The OTC Markets launched the OTCQB marketplace to help investors easily identify SEC reporting companies and regulated banks that are current with their disclosure obligations.  Issuers on the OTCQB must be fully reporting and current in their reporting obligations with the SEC.  Although, the entire Over the Counter is regulated by the SEC and FINRA, the OTC Markets and the OTCBB are both now privately owned and merely serve as quotation mediums.  The OTC Markets is more user friendly, factually up-to-date and accurate than the website for the OTCBB.  Over the Counter quotes can be found at www.otcmarkets.com and the companies trading on the OTCQB have the exact same standards as the OTCBB.  Effective October 13, 2010, through the progressive changes of the OTC Markets platform, the Company’s stock is now quoted on the OTC:QB.

ITEM 10.  ADDITIONAL INFORMATION

10.A. Share Capital

---Not applicable---

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

10.C. Material Contracts

The Company has entered into the material contracts listed below:

1.
On May 19, 2009, by way of new letter agreements, the vesting dates were extended from May 20, 2009 to May 20, 2011 with respect to the Class B Warrants and from November 20, 2009 to November 20, 2011 with respect to the Class C Warrants.  In addition, the expiry dates have been extended from May 20, 2010 to May 20, 2012 with respect to the Class A Warrants, from May 20, 2011 to May 20, 2013 with respect to the Class B Warrants and from May 20, 2012 to May 20, 2014 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

2.
On March 11, 2010, the Company entered into an additional P&NG lease with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal five year lease with the government.  The bid price includes the first year’s minimum annual lease payments.

3.
On June 14, 2010, the Company entered into a Property Option Agreement      with Risor Energy Exploration Inc. (the “Optionee”), whereas the Company wishes to grant 100% right, title and interest in the Highvale leases in the Central Plains area of Alberta consisting of 18 Petroleum and Natural Gas Leases for a total of approximately 3,316 hectares.  Upon signing the Agreement, the Optionee paid $5,000 and agreed to pay $175,000 on or before June 15, 2011 to earn full right and authority to the property.  Subsequent to this agreement, the Optionee has forwarded payments of $7,500 on August 03, 2010, $6,500 on October 12, 2010, and $5,000 on November 12, 2010. Subsequent to year end, the Company and Risor are in discussions to extend the June 15, 2011 earn in date and agree the option agreement remains in good standing until a decision is reached.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer, Mr. Michael Nott.  Based upon that evaluation, our Principal Executive Officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2010 due to the following material weakness:

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

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As of September 2008, the Board of Directors is empowered to appoint an audit committee for the Corporation.  Currently the Board of Directors carries out the functions of the audit committee.

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

Fees, including reimbursements for expenses, for professional services rendered by BDO Canada LLP and Smythe Ratcliffe LLP in 2010 and 2009 respectively, the Company’s auditors. Their pre-approved fees to the Company (including an estimate of year-end audit fees) are set forth below:

Fiscal Year ended December 31, 2010 and 2009	Fiscal Year	Fiscal Year
Principal Accountant Fees and Services	2010	2009
Audit Fees	$25,000	$31,400
Audit Related Fees	$Nil	$Nil
Tax Fees	$Nil	$475
All Other Fees	$Nil	$Nil
Total	$25,000	$31,875

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In September 2010, our board of directors approved the appointment of BDO Canada LLP as our independent accountants to audit our financial statements and dismissed Smythe Ratcliffe LLP, Chartered Accountants, as our independent accountants.

During our most recent fiscal year, and any subsequent interim periods preceding the change in accountants, there were no disagreements with Smythe Ratcliffe LLP, Chartered Accountants, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report on the financial statements prepared by Smythe Ratcliffe LLP, Chartered Accountants, for the last fiscal year did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the year ended December 31, 2009 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern.  The decision to change independent accountants was based on the determination by our board of directors that such a step was appropriate given the growth of our company and the related growth in our demands, and that such expertise required can be provided by a national accounting firm.

We have engaged the firm of BDO Canada LLP, as of September 2010. During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, BDO Canada LLP was not consulted on any matter relating to application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on the NASDAQ and, although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the NASDAQ’s requirements as if we were a U.S. domestic issuer.

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

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Cananda LLP, is included herein immediately preceding the audited financial statements.

The previous year financial statements have been audited by Smythe Ratcliffe Chartered Accountant, the predecessor auditor, who expressed an unqualified opinion on June 29, 2010.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

GIANT OIL & GAS INC.
(An Exploration Stage Company)

Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian Dollars)

                                           BDO Canada LLP                                      600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone:  (604) 688-5421
Telefax:  (604) 688-5132
E-mail:  vancouver@bdo.ca
www.bdo.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders,
Giant Oil & Gas Inc.
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Giant Oil & Gas Inc. (the “Company”) (An Exploration Stage Company) as at December 31, 2010, and the statements of operations and comprehensive loss, cash flows and shareholders’ equity for the year ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and the results of its operations and its cash flows for each of the year ended December 31, 2010 in accordance with Canadian Generally Accepted Accounting Principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which indicates that the Company has an accumulated deficit during the exploration stage of $7,774,713 as at December 31, 2010 and is expected to continue to incur losses in the foreseeable future.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that raises substantial doubt upon the Company’s ability to continue as a going concern.

Other Matters

The financial statements of the Company for the year ended December 31, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on June 29, 2010.

/s/ BDO Canada LLP Chartered Accountants

Vancouver, Canada
June 29, 2011

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Balance Sheets
December 31
(Expressed in Canadian Dollars)

	2010	2009

Assets

Current
Cash	$3,862	$6,904
Goods and services tax receivable	241	3,727
Prepaid expenses	1,155	1,155

	5,258	11,786
Oil and Gas Property Interests (note 4)	354,680	334,921

	$359,938	$346,707

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	$61,554	$48,370

Shareholders’ Equity

Capital Stock
Authorized
Unlimited common shares without par value
500,000,000 preferred shares without par value
Issued and outstanding - 46,772,660 common shares (2009 – 44,672,660) (notes 5 and 6)	4,456,955	4,396,955
Contributed surplus	3,616,142	2,735,830
Deficit accumulated during the exploration stage	(7,774,713)	(6,834,448)

	298,384	298,337

	$359,938	$346,707

Nature of Operations and Going Concern (note 1)

Approved on behalf of the Board:

“Michael Nott”
__________________________________
Michael Nott, President

“Robert Coale”
__________________________________
Robert Coale, Director

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss
Years Ended December 31
(Expressed in Canadian Dollars)

	2010	2009	2008

Expenses
Stock-based compensation (note 5)	$880,312	$1,310,504	$1,360,248
Audit fees	26,120	31,400	34,760
Office and administration	4,731	3,904	30,322
Legal and filing fees	1,559	1,218	1,583
Directors’ fees (note 8)	-	-	6,000
Consulting	-	-	4,148

Loss Before Other Item	912,722	1,347,026	1,437,061
Other Item
Foreign exchange (gain) loss	(37)	1,627	(3,187)
Surrendered oil and gas property interests (note 4)	27,580	-	-

Net Loss and Comprehensive Loss for Year	$(940,265)	$(1,348,653)	$(1,433,874)

Basic and Diluted Loss Per Share	$(0.02)	$(0.03)	$(0.03)

Weighted Average Number of Common Shares Outstanding	45,170,742	44,672,660	44,639,722

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
Years Ended December 31
(Expressed in Canadian Dollars)

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, December 31, 2007	44,560,300	$4,295,590	$65,078	$(4,051,921)	$308,747
Net loss for year	-	-	-	(1,433,874)	(1,433,874)
Private placement, common shares for cash at $0.89 USD per share on April 18, 2008 (note 5(a))	112,360	101,365	-	-	101,365
Stock-based compensation (note 5(d))	-	-	1,360,248	-	1,360,248

Balance, December 31, 2008	44,672,660	$4,396,955	$1,425,326	$(5,485,795)	$336,486
Net loss for year	-	-	-	(1,348,653)	(1,348,653)
Stock-based compensation (note 5(d))	-	-	1,310,504	-	1,310,504

Balance, December 31, 2009	44,672,660	$4,396,955	$2,735,830	$(6,834,448)	$298,337
Warrant Exercise	600,000	60,000	-	-	60,000
Share issuance (note 5(a))	1,500,000	-	-	-	-
Net loss for year	-	-	-	(940,265)	(940,265)
Stock-based compensation (note 5(d))	-	-	880,312	-	880,312

Balance, December 31, 2010	46,772,660	$4,456,955	$3,616,142	$(7,774,713)	$298,384

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2010	2009	2008

Operating Activities
Net loss for the year	$(940,265)	$(1,348,653)	$(1,433,874)
Adjustment to reconcile net loss to net cash used in operating activities
Stock-based compensation	880,312	1,310,504	1,360,248
Surrendered oil and gas property	27,580	-	-
Good and services tax receivable	3,486	2,758	(2,088)
Prepaid expenses	-	-	1,501
Accounts payable and accrued liabilities	(10,165)	31,822	(38,882)

Cash Used in Operating Activities	(40,052)	(3,569)	(113,095)

Investing Activities
Acquisition of oil and gas property interests	(46,990)	(36,779)	(58,748)
Proceeds from assignment of oil and gas property interests	24,000	-	30,331

Cash Used in Investing Activities	(22,900)	(36,779)	(28,417)

Financing Activity
Shares issued for cash	60,000	-	101,365

Cash Provided by Financing Activity	60,000	-	101,365

Outflow of Cash	(3,042)	(40,348)	(40,147)
Cash, Beginning of Year	6,904	47,252	87,399

Cash, End of Year	$3,862	$6,904	$47,252

Supplementary Information
Investment in oil and gas property interest included in accounts payable	$349	$-	$-

No taxes or interest paid in 2010, 2009 or 2008.

See notes to financial statements.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in Canada under the Business Corporations Act on April 2, 2004 and is an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas property interests in North America.

These financial statements have been prepared on a going-concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

At December 31, 2010, the Company had a working capital deficiency of $56,296 (2009 - $36,584) and an accumulated deficit of $7,774,713 (2009 - $6,834,448).  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests.  The Company will require additional equity financing to meet its administrative overhead costs, and to continue exploration work on its oil and gas interests in 2011.

The application of the going-concern concept is dependent upon the Company’s ability to generate future profitable operations and receive continued financial support from its creditors and shareholders or raise additional equity financing. The current financial equity market conditions and the challenging funding environment make it difficult to raise funds by placement of common shares. There is no assurance that the Company will be successful with any financing ventures. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful. Therefore a significant uncertainty exists in relation to the Company’s ability to continue as a going-concern.

If the going-concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments would be material.

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
Years Ended December 31, 2010, 2009 and 2008
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

The Company classifies its financial instruments into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are initially measured at fair value.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.  All other financial instruments which are classified as loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

In order to measure changes in fair value, the fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels and adjustments to fair value must be based on one of the following measures:

•	Level one – Quoted market prices in active markets for identical assets or liabilities;
•	Level two – Inputs other than level one inputs that are either directly or indirectly observable, and;
•	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

(d)	Oil and gas property interests

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

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Oil and gas property interests (continued)

The Company defers expenditures related to the acquisition, exploration and development of its exploration properties. If an exploration property is abandoned, continued exploration is not planned in the foreseeable future or when other events and circumstances indicate that the carrying amount may not be recovered, the accumulated costs and expenditures are written down. Deferred expenditures relating to exploration projects represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular projects. Development projects include those projects where development alternatives are in progress and/or studies have been completed suggesting that the properties are economically viable. The Company reviews the carrying amount of development projects when events or circumstances suggest that the carrying amount may not be recoverable.  The amounts shown for petroleum and natural gas interests represent costs incurred to date less depletion and impairment if any, and do not necessarily reflect present or future values.

(e)	Future income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially enacted under certain circumstances.  .  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(f)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the option is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the option charged either to operations or oil and gas property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

(g)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted loss per share.  Under this method, the proceeds that could be obtained upon exercise of options, warrants and similar instruments is assumed to be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Loss per share (continued)

Diluted loss per share as at December 31, 2010 did not include 33,600,000 warrants as they were determined to be anti-dilutive.

(h)	Asset retirement obligations (“ARO”)

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

Amounts held or transacted in foreign currency are translated into Canadian dollars as follows:

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
Years Ended December 31, 2010, 2009 and 2008
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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows used in operations and anticipated investing and financing activities. At December 31, 2010, the Company had $19,554 in accounts payable (2009 - $28,370), which were due within 30 days. The Company does not have sufficient cash as at December 31, 2010 in order to meet short-term business requirements such as overhead costs and oil and gas lease payments. Management is currently planning on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. The Company will be required to raise additional debt or equity to meet its obligations for 2011. There is no assurance that management’s strategy will be successful.

(f)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash; however, the risk is minimized as cash is held at a major Canadian financial institution.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

4.	OIL AND GAS PROPERTY INTERESTS

The cumulative costs of the Company’s oil and gas interests are as follows:

	2010	2009

Balance, beginning of the year	$334,921	$298,142

Lease and acquisition costs	39,810	31,768

Geological and geophysical	7,529	5,011

Total costs for the year	47,339	36,779
Surrendered oil and gas property interest	(27,580)

Balance, end of the year	$354,680	$334,921

Highvale and Suffield Properties, Alberta, Canada

With the exception of the property acquired on June 14, 2006, all of the Company’s oil and gas property interests have been acquired as a series of leases in multiple transactions with the province of Alberta, Canada.  Most of the Company’s leases are located in the Highvale and Suffield regions of Alberta.  All of the leases are for a five-year term, require minimum annual lease payments of $3.50 per hectare, and grants the Company the right to explore for potential natural gas opportunities on the respective leased property. The majority of leases are set to expire in 2012, with the remaining leases expiring 2013 and 2014.

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

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

4.           OIL AND GAS PROPERTY INTERESTS (Continued)

On June 14, 2010, the Company entered into a Property Option Agreement with Risor Energy Exploration Inc. (the “Optionee”), whereas the Company wishes to grant 100% right, title and interest in the Highvale leases in the Central Plains area of Alberta consisting of eighteen petroleum and natural gas leases for a total of approximately 3,316 hectares.  Upon signing the Agreement, the Optionee paid $5,000 and agreed to pay $175,000 on or before June 15, 2011 to earn full right and authority to the property. Subsequent to this agreement, the Optionee has forwarded payments of $7,500 on August 03, 2010, $6,500 on October 12, 2010 and $5,000 on November 12, 2010. The obligation of the Optionee to fulfill the option agreement terms is subject to a condition precedent including physical and environmental inspection, review of all leases and other examination. Any amounts paid are fully refundable until the optionee waives such conditions. As at December 31, 2010, the condition was not waived and therefore the $24,000 was included in accounts payable and accrued liabilities. (See note 8). Subsequent to year end, the Company and Risor are in discussions to extend the June 15, 2011 earn-in date and agree the option agreement remains in good standing until a formal decision is reached.

In a series of transactions from March 31, 2010 to August 20, 2010, the Company surrendered its rights and obligations to seven Alberta Crown Petroleum and Natural Gas Leases for the combined annual lease payment amount of $3,976. The total accumulated oil and property interests surrendered amounted to $27,580.  As at December 31, 2010, the Company has 45 leases requiring total annual lease payments of $28,016 to 2012.

5.           CAPITAL STOCK

(a)	Common shares

On April 18, 2008, the Company issued 112,360 common shares at $0.90 per common share for gross proceeds of $101,365.

On March 3, 2010, the Company issued 600,000 common shares upon exercise of share 600,000 purchase warrants at $0.10 per common share for gross proceeds of $60,000.

On November 29, 2010, 1,500,000 common shares were issued in an administrative error. Subsequent to year end, these shares were cancelled. The issuance of these shares did not impact the weighted average number of common shares outstanding.

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

No stock options were granted in 2010, 2009 or 2008. During 2007, 3,200,000 options were granted to consultants, which vest over a four-year period with the related stock-based compensation expense amortized over the same period.

During the year ended December 31, 2010, the Company recognized stock-based compensation (recovery) of ($2,152) (2009 - $67,380; 2008 - $167,172) related to these options. At December 31, 2010 there is $Nil (2009 - $18,268; 2008 - $85,648) in unrecognized stock-based compensation which will be recognized in 2011 as the options vest.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

5.           CAPITAL STOCK (Continued)

(b)	Stock options (continued)

The fair value of each option granted was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting fair value:

	2010	2009	2008

Risk-free interest rate	2.11%	4.12%	4.12%
Dividend yield	Nil	Nil	Nil
Expected volatility	134%	133%	133%
Expected option life (remaining (yrs))	7	8	9
Forfeiture rate	0%	0%	0%
Weighted average fair value	$1.27	$1.21	$1.21

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

The following table sets forth a summary of options granted:

	Options Outstanding	Weighted Average Exercise Price

Balance, December 31, 2008 and 2009	200,000	$ 1.65
Options granted	-	$ -
Options cancelled	(200,000)	$ 1.65

Balance, December 31, 2010	-	$ -

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2010:

Exercise Price	Options Outstanding	Expiry date	Number of Options Currently Exercisable	Weighted Average Remaining Contractual Life

$ -	-	-	-	-

At December 31, 2010, the intrinsic value of the Company’s stock options was $Nil (2009 - $Nil).

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

5.           CAPITAL STOCK (Continued)

(c)	Share purchase warrants

As at December 31, 2010, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Class	Exercise Price	Expiry Date	Outstanding at December 31, 2008 and 2009	Issued	Exercised	Expired	Outstanding at December 31, 2010

A	$ 0.10	May 20, 2012	11,400,000	-	(600,000)	-	10,800,000
B	$ 0.50	May 20, 2013	11,400,000	-	-	-	11,400,000
C	$ 1.10	May 20, 2014	11,400,000	-	-	-	11,400,000

	$ 0.57		34,200,000	-	-	-	33,600,000

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

All other terms of the Warrant agreements remained unchanged. For fiscal year 2009 the aggregate fair value of the modification to the warrants determined using the Black-Scholes pricing model was $1,881,048 (2008 - $2,059,980). The fair value of the original warrants and the fair value of the modified warrants were estimated as at the date of modification using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 1.51% (2008 - 2.00%), dividend yield of 0.00% (2008 - 0.00%), volatility of 143.83% (2008 - 125.27%), expected life of 3 years (2008 - 3.29 years), and fair-value of $0.16 (2008 - $2.24). During the year ended December 31, 2010, the Company recognized stock-based compensation of $882,464 (2009 - $1,243,124; 2008 - $1,193,076) related to the modification of these warrants. At December 31, 2010, there is $622,364 (2009 - $1,504,828; 2008 - $866,904) in unrecognized stock-based compensation which will be recognized in future periods as the warrants vest.

On March 3, 2010, the Company issued 600,000 common shares upon exercise of share purchase warrants at $0.10 per common share for gross proceeds of $60,000.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

5.           CAPITAL STOCK (Continued)

(c)	Share purchase warrants - continued

All of the remaining warrants are unexercised and outstanding as at December 31, 2010.  The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

(d)	Stock-based compensation

For the year ended December 31, 2010, the Company has recognized stock-based compensation as follows:

	2010	2009	2008

Management services (note 5(b))	$ (2,152)	$ 67,380	$ 167,172
Modification cost (note 5(c))	882,464	1,243,124	1,193,076

	$ 880,312	$ 1,310,504	$ 1,360,248

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

The reconciliation of income tax provision computed at Canadian statutory rates of 28% (2009 - 30%; 2008 - 31%) to the reported income tax provision is as follows:

	2010	2009	2008
Income tax benefit computed at Canadian statutory rates	$263,300	$404,600	$444,500
Stock-based compensation	(246,500)	(393,200)	(421,700)

	16,800	11,400	22,800
Change in future income taxes resulting from enacted tax rate reduction	(1,800)	(4,300)	(12,200)
Change in valuation allowance	(15,000)	(7,100)	(10,600)

Income tax provision	$-	$-	$-

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

7.           INCOME TAXES (Continued)

The components of the future income tax assets are as follows:

	2010	2009

Non-capital losses	$314,717	$282,344
Oil and gas property interests	27,580	-
	342,297	282,344

Appropriate tax rate	25%	25%

Income tax asset	85,600	70,600
Valuation allowance	(85,600)	(70,600)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $314,717.  The losses expire as follows:

2014	$5,147
2015	56,870
2026	35,162
2027	73,391
2028	73,625
2029	38,149
2030	32,373

$314,717

8.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, directors’ fees of $Nil (2009 - $Nil, 2008 - $6,000) were paid to the Directors of the Company.  These transactions were measured at the exchange amount agreed upon by the related parties, except as noted in note 4.  As of January 2009, the directors’ fees were reduced as a result of decrease activity in the Company and in order to conserve working capital.

As at December 31, 2010, included in accounts payable and accrued liabilities was $24,000 (2009 - $nil) owing to Risor Energy Exploration Inc., a company related by a common director. Risor Energy Exploration Inc. was an unrelated party at the time of the signing of the Property Option Agreement. (See note 4)

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian Dollars)

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a) Recent US accounting pronouncements:

(i)
In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. The amendments in ASU 2010-09 are effective upon issuance of the final ASU. The adoption of ASU 2010-09 has been reflected in the Company’s financial statements.

(ii)
In January 2010, the FASB issued ASU. 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements” which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  The adoption of ASU 2010-06 has been reflected in the Company’s financial statements.

(b) Impact between Canadian GAAP and US GAAP

The Company currently has no reconciling items to its financial statements prepared in accordance with Canadian GAAP to comply with US GAAP.

GIANT OIL & GAS INC.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended December 31, 2010, 2009 and 2008
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

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regard to the expected timing of expenditures from continuing operations. There were no changes in the Company’s approach to capital management during the year ended December 31, 2010. The Company is not subject to externally imposed capital requirements. Annual lease payments on exploration projects are paid based on Company’s decision whether to continue with certain projects

12.	SUBSEQUENT EVENTS

a)	On February 06, 2011, the Company surrendered its rights and obligations to three Alberta Crown and Natural Gas leases for the combined annual lease payment amount of $2,688.

b)	On March 13, 2011, the Company surrendered its rights and obligations to two Alberta Crown and Natural Gas leases for the combined annual lease payment amount of $1,792.

c)	On April 05, 2011, the Company surrendered its rights and obligations to one Alberta Crown and Natural Gas lease for the annual lease payment amount of $896.

d)
On May 9, 2011, the Company entered into a $50,000 Convertible Note Agreement with Risor Energy Exploration Inc. a related party by common directors.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment. The loan may be converted to common shares of the Company at the discretion of the Company or the lender with terms yet to be determined.

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

Giant Oil & Gas Inc. SEC File No. 333-125381 Registrant

Dated: June 30, 2011

Signed: /s/ Michael Nott
Michael Nott
Director, Chairman, President,
Chief Executive and Operating
Officer and Secretary

Dated: June 30, 2011

Signed: /s/ Robert Coale
Robert Coale
Director

Dated: June 30, 2011

Signed: /s/ Ron Daems
Ron Daems
Director