Form 20-F
period 2011-12-31
Giant Resources Inc.
filed 2012-04-30
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended________December 31, 2011______

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 000-51706

GIANT RESOURCES INC.

(Formerly “GIANT OIL & GAS INC.”)

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

246 Stewart Green S.W. Suite 4010, Calgary, Alberta, Canada T3H 3C8
(Address of principal executive offices)

403-261-0074
Telephone of  principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2011, there were 452,759 shares of the registrant’s common stock outstanding.  There were no preferred shares outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes [X]   No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]                                                      Accelerated filer [  ]                                           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]                             International Financial Reporting Standards as issued                                                                                                    Other [  ]
by the International Accounting Standards Board [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

GIANT RESOURCES INC.
(Formerly “Giant Oil & Gas Inc.”)

FORM 20-F ANNUAL REPORT 2011

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

DESCRIPTION OF BUSINESS

We were formed as a corporation under the federal laws of Canada pursuant to the Canada Business Corporations Act on April 2, 2004 under the name “Giant Oil & Gas Inc.”. On October 31, 2011, we amended our Articles of Incorporation to effect a change of name to Giant Resources Inc.

On September 13, 2011, at our Annual General Meeting and Special Meeting of Shareholders (“Annual Meeting”), our shareholders of record as of August 10, 2011, owning a majority of the Company’s issued and outstanding shares of common stock, authorized our officers to effect a name change of the Company and to execute a reverse stock split of our common stock on the basis of one share for up to one hundred shares to occur within twelve months of the date of the Annual Meeting.  On September 22, 2011, our Board of Directors (the “Board”) approved an amendment to our Articles of Incorporation reflecting a name change to Giant Resources Inc. and the implementation to effect a one-for-one-hundred reverse stock split with all fractional shares being rounded up to the nearest whole share (the “Reverse Split”). The record date for the Reverse Split was set as of October 17, 2011, subject to regulatory approval.

The Reverse Split was declared effective by the Financial Industry Regulatory Authority (“FINRA”) on December 13, 2011. All share and per share amounts have been retrospectively restated to reflect the Reverse Split.

As a result of the reverse stock split, the number of shares of our common stock issued and outstanding was decreased from 45,272,660 shares to 452,759 shares.

We are an oil and gas exploration stage company and anticipate acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

We currently have an interest in 27 petroleum and natural Gas leases with the Province of Alberta, Canada.  All of these leases are located in Alberta, Canada with the Company focusing on the two specific regions known as the Highvale and Suffield areas.

In this Annual Report, the “Company”, ”Giant Resources Inc.”, ”Giant Oil & Gas Inc.”, “Giant”, "we", "our", and "us", refer to Giant Resources Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta, T3H 3C8.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This 20-F includes forward-looking statements, principally in ITEM 4. “Information on the Company” and ITEM 5. “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM 3. “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe," "may," "estimate," "continue," "anticipate,, "intend," "expect," and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A. Selected Financial Data

Set forth in the following table is selected financial data with respect to our financial condition and results of operation for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 and was derived from the audited financial statements of the Company and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The financial statements and summaries of financial information contained in this annual report are reported in Canadian dollars unless otherwise stated. All such financial statements have been prepared in accordance with U.S. GAAP.

Effective January 1, 2011, we transitioned from Canadian GAAP to U.S. GAAP.  Adoption of U.S. GAAP during 2011 resulted in a cumulative adjustment to increase retained earnings at January 1, 2011 by $31,151 with a corresponding decrease to contributed surplus for the same amount.

The financial statements of our Company have been audited by RBSM LLP, a registered public accounting firm, as indicated in their audit reports, included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

	Year Ended
	December 31,
	2011	2010	2009	2008	2007

Operating revenues	$-	$-	$-	$-	$-
Loss from operations	$(660,100)	$(912,722)	$(1,347,026)	$(1,437,061)	$(3,934,176)
Net loss	$(793,120)	$(940,265)	$(1,348,653)	$(1,433,874)	$(3,950,269)
Net loss per share - basic and diluted	$(1.75)	$(2.08)	$(3.02)	$(3.21)	$(8.92)

	As of
	December 31,
	2011	2010	2009	2008	2007

Total assets	$250,143	$359,938	$346,707	$353,034	$364,177
Net assets	$127,628	$298,384	$298,335	$336,486	$308,747
Working capital (deficit)	$(115,614)	$(56,296)	$(36,584)	$38,344	$39,022
Capital stock	$4,456,955	$4,456,955	$4,396,955	$4,396,955	$4,295,590
Shares of common stock outstanding	452,759	467,759	446,759	446,759	445,635
Dividends declared	$-	$-	$-	$-	$-

3.A.3. Exchange Rates

All of the transactions undertaken by the Company are reported in Canadian Dollars.  Therefore, this annual report may contain conversions of certain amounts in United States dollars into Canadian dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada.  These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

The exchange rate (represented as the amount of US$ that CDN$1.00 would be converted to) as of April 10, 2012, the latest practicable date, was USD: $0.9959.

The monthly high and low exchange rates for the previous six months:

	Month Ended
	December	November	October	September	August	July
	2011	2011	2011	2011	2011	2011

High for Period	0.99	0.98	1.00	1.02	1.04	1.06
Low for Period	0.96	0.95	0.94	0.95	1.00	1.03

The average rate for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month during the period

	Year Ended December 31,
	2011	2010	2009	2008	2007

Average for Period	0.99	1.02	1.14	1.07	1.07

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

4.           Even if we discover natural gas and oil on our properties, we will need to raise a substantial amount of additional capital to fund our operations and commence the drilling of wells, and should we fail to do so, we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.

Currently, we are focused primarily on exploring our properties to determine the potential of the properties to host multi-zone natural gas and oil.   We have no revenues, and we do not have any plans to generate revenue unless and until our exploration program is successful in finding productive wells.  However, even if we discover natural gas and oil on our properties we will need to raise a substantial amount of additional capital to fund our operations and commence the drilling of wells, and should we fail to do so, we will not be able to pursue our business plan, which would likely cause our common shares to become worthless.  Because we currently do not have any cash flow from operations, we will need to raise additional capital, which may be in the form of loans from current shareholders, unrelated third parties and/or from public and private equity offerings.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected, even if we discover natural gas or oil on our properties.  In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

5.           We have an irrevocable option to repurchase an aggregate of 300,000 common shares held by our directors, and unaffiliated stockholders have no protection against our future potential decision to repurchase such  shares pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the Company’s working capital and essentially cause the Company to become insolvent.

We have an irrevocable option to repurchase 160,000 common shares held by certain Directors.  Robert Coale, Director and 140,000 common shares held by Michael Nott, Director, Chairman, President, Chief Executive Officer, Chief Operating Officer, and Secretary.   The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 300,000 shares issued to these Directors are held by them (or any of their affiliates or family members), and will survive any such Director’s resignation as an Officer or Director of the Company. For further information on such agreements, see our disclosure below under the section entitled “Material Contracts.”

The exercise price of such repurchase option is $1.00 per share, amounting in the aggregate to $160,000 for the shares held by Mr. Coale and $140,000 for the shares held by Mr. Nott. Unaffiliated stockholders have no protection against our future potential decision to repurchase the shares of Messrs. Coale and Nott, pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the Company’s working capital and essentially cause the Company to become insolvent.

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

12.           Our auditors’ opinion in our financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.   We will need to raise additional capital in order to fund our operations for the next twelve months, and if we fail to raise such capital investors may lose some or all of their investment in our common shares.

We have incurred net losses of $8,536,682 from April 2, 2004 (inception) to December 31, 2011.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in order to fund our operations for the next twelve months.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our Company.

13.           If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the respective property.

Petroleum and natural gas leases in Alberta, Canada which require annual lease payments to the Alberta provincial government.  See Item 4.D of this Form 20-F for a detailed description of our property obligations.  If we do not make required annual lease payments, we will lose our ability to explore and develop the properties and we will not retain  interest in our leased properties.

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

20.           We have registered 336,000 common shares underlying our warrants that may be available for future sale.  The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of April 27, 2012, we had warrants outstanding to purchase an aggregate of 336,000 common shares.  We have registered the 336,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law upon their respective vesting dates of May 20, 2012 with respect to the 108,000 Class A warrants May 20, 2013 with respect to the 114,000 Class B warrants, and November 20, 2013 with respect to the 114,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market.  If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

21.           We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our annual and interim financial statements in accordance with US GAAP.  In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are an exploration stage oil and gas company incorporated under the Canada Business Corporations Act in Alberta, Canada on April 2, 2004 under the name “Giant Resources Inc.”  Our office is located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta T3H 3C8 and our telephone number is 1-403-261-0074.  Our website is www.giantresourcesinci.com.

We are a company in the early stages of engaging in the exploration and development of oil and gas properties.  As of April 27, 2012, we currently have petroleum and natural gas rights to 4112 hectares of land granted under 27 leases entered into with the Province of Alberta, Canada.  With the exception of one lease that was acquired from a third party, all of the leases were obtained through a public auction process conducted by the Province of Alberta.

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

For the period from inception (April 2, 2004) to December 31, 2011, we did not generate any revenue.

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

On June 14, 2006, the Company entered into a Petroleum, Natural Gas and General Conveyance Agreement with Stone Petroleums Ltd. et al, whereby the Company acquired a 100% interest in a petroleum and natural gas lease in the Cooking Lake area of Alberta, Canada.  The rights associated with the lease relate to petroleum and natural gas. As of March 24, 2010, the lease had expired and the company no longer has any interest in the property.

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

On June 14, 2010, the Company entered into a Property Option Agreement whereas the Company wishes to grant 100% right, title, and interest in the Highvale leases in the Central Plains area of Alberta consisting of eighteen Petroleum and Natural Gas Leases.  On June 15, 2011 the parties agreed to extend the option until December 31, 2012, and also agreed to remove 3 leases from the agreement.

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

On February 06, 2011, the Company surrendered its rights and obligations to three Alberta Crown Petroleum and Natural Gas Leases.

On March 13, 2011, the Company surrendered its rights and obligations to two Alberta Crown Petroleum and Natural Gas Leases.

On April 05, 2011, the Company surrendered its rights and obligations to one Alberta Crown Petroleum and Natural Gas Lease.

On August 11, 2011, the Company surrendered its rights and obligations to one P&NG lease for the annual lease payment amount of $896.  This transaction decreased the Company’s total P&NG leases to 38 for an aggregate 6341 hectares.

On February 7, 2012, the Company surrendered its rights and obligations to three P&NG leases for the annual lease payment amount of $1,120.  This transaction decreased the Company’s total P&NG leases to 35 for an aggregate 6021hectares.

In a series of events between February 7, 2012 and March 21, 2012, the Company allowed eight P&NG leases to expire that had an annual lease payment amount of $6,680.  These transactions decreased the Company’s total P&NG leases to 27 for an aggregate 4112 hectares.

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

PETROLEUM AND NATURAL GAS LEASES

The Company has interests in 27 Petroleum and Natural Gas (“P&NG”) leases in Alberta, Canada.  With the exception of the Company’s first lease acquired in June 2006, all of these leases were acquired through the public auction process with the government of Alberta.  To participate in the auction, the Company is required to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the government the bid price and enters into a formal lease with the government.  All of the P&NG leases are for five-year terms, require minimum annual lease payments, and grant the Company the right to explore for petroleum and natural gas opportunities on the respective lease.

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

On June 14, 2010, the Company entered into a Property Option Agreement whereby the Company granted 100% right, title and interest in the Highvale leases in the Central Plains area of Alberta consisting of eighteen Petroleum and Natural Gas Leases for a total of approximately 3,316 hectares.  Upon signing the Agreement, the Optionee paid $5,000 and agreed to pay $175,000 on or before June 15, 2011 to earn full right and authority to the property.  Subsequent to this agreement, the Optionee has forwarded payments of $7,500 on August 03, 2010, $6,500 on October 12, 2010 and $5,000 on November 12, 2010.  On June 15, 2011 the parties agreed to extend the option unitl December 31, 2012, and also agreed to remove 3 leases from the agreement.

In a series of transactions from May 14, 2010 to August 13, 2010, the Company surrendered its rights and obligations to six P&NG leases for the combined annual lease payment amount of $3,752.  This transaction decreased the Company’s total P&NG leases to 45 for an aggregate 8,133 hectares.

On February 6, 2011, the Company surrendered its rights and obligations to three P&NG leases for the combined annual lease payment amount of $2,688.  This transaction decreased the Company’s total P&NG leases to 42 for an aggregate 7,365 hectares.

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

On August 11, 2011, the Company surrendered its rights and obligations to one P&NG lease for the annual lease payment amount of $896.  This transaction decreased the Company’s total P&NG leases to 38 for an aggregate 6341hectares.

On February 7, 2012, the Company surrendered its rights and obligations to three P&NG leases for the annual lease payment amount of $1,120.  This transaction decreased the Company’s total P&NG leases to 35 for an aggregate 6021hectares.

In a series of events between February 7, 2012 and March 21, 2012, the Company allowed eight P&NG leases to expire that had an annual lease payment amount of $6,680.  These transactions decreased the Company’s total P&NG leases to 27 for an aggregate 4112 hectares.

Location

All of the Company’s leases are located in the Province of Alberta with a focus on two areas known as the Highvale and Suffield regions.

HIGHVALE

The Highvale group of leases are in the Tomahawk/Highvale area of west central Alberta. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including a Nisku interior patch reef oil trend, a zone which is of primary interest to us. The majority of the area is accessible year round.

SUFFIELD

The Suffield group of leases covers are in south eastern Alberta in the center of one of the largest petroleum-producing regions in North America. The Suffield area is known for its prolific gas production and also heavy oil.

Property Lease Information

The Company’s properties are comprised of 27 leases with the government of the Province of Alberta, Canada.  The leases are for an initial term of five years with a commencement date equal to the date of acquisition.  The leases are renewable if certain conditions are met.  All leases require the payment of the first year’s minimum annual lease payments at the time of acquisition.  In general, minimum annual lease payments are $3.50 per hectare.

Lease Commencement Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

May 2, 2007	2	320	$1,120
May 30, 2007	8	512	$1,792
June 27, 2007	4	256	$896
July 11, 2007	1	272	$952
August 8, 2007	1	128	$448
August 22, 2007	4	896	$3,136
September 19, 2007	4	1,536	$5,376
October 17, 2007	1	64	$224
November 28, 2007	2	128	$448
	27	4,112	$14,392

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

Planned Work by the Company for 2012

The Company’s plan of operations for 2012 relates primarily to evaluation of the current leases to determine economic viability. The recent down turn in natural gas prices, has severely hampered the development and production of the natural gas market.  Current funds available to us do not allow us to undertake any further exploration. However, we do intend on continuing to develop viable strategies for the exploration and development of natural resources.

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

•
Overall, the study shows all of the Giant leases lie within the sand zone of the Ostracod Member in this area. However some of the leases have more immediate prospect potential than others. The lease in Townships 16 and 17, Range 5 is the most prospective of these.

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

Planned Work by the Company for 2012

The Company’s plan of operations for 2012 relates primarily to evaluation of the current leases to determine economic viability. The recent down turn in natural gas prices, has severely hampered the development and production of the natural gas market.  Current funds available to us do not allow us to undertake any further exploration. However, we do intend on continuing to develop viable strategies for the exploration and development of natural resources.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2011, 2010, 2009, 2008, and 2007 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

5.A.  Operating Results

We are an oil and natural gas exploration stage company with the objective of acquiring, exploring, and, if warranted and feasible, developing oil and gas properties.  Oil and natural gas exploration and development requires significant capital and our assets and resources are limited. Therefore, we participate in the oil and gas industry through the optioning of oil and gas exploration and development projects.

We did not earn any revenues during the years ended December 31, 2011, 2010, or 2009.  We do not anticipate earning revenues until such time as we have entered into commercial production of any future oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on any future properties, or if such resources are discovered, that we will enter into commercial production of any oil and gas properties.

Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010

Operating Expenses

A summary of our operating expense for the years ended December 31, 2011 and 2010 was as follows:

	Year Ended
	December 31,		Increase /
	2011	2010	(Decrease)

Operating expense
Professional fees	$31,015	$26,470	$4,545
Management services	-	(2,152)	2,152
Modification of warrants - stock-based compensation	622,364	882,464	(260,100)
Listing and filing fees	1,853	1,209	644
Transfer agent fees	2,041	75	1,966
Office and sundry	2,827	4,656	(1,829)
Total operating expense	$660,100	$912,722	$(252,622)

Professional Fees

During the year ended December 31, 2011, professional fees were $31,015 compared to $26,470 in the prior year ended December 31, 2010. The increase of $4,545 is substantially due to the Company entering into a Consultant Services Agreement with an unrelated third party for a comprehensive suite of services provided to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. The Company pays $5,000 USD per month for such services. Included in professional fees for the year ended December 31, 2011, is $10,188 ($10,000 USD).  Offsetting this increase is a decrease in audit fees of approximately $7,800 incurred during fiscal year 2011 compared to 2010.

Management Services

During the year ended December 31, 2011 $nil was recognized for management services.  During the year ended December 31, 2010 income of $2,152 was recognized for management services due to the reversal of stock-based compensation expense as a result of the cancellation of unvested stock options previously granted to one of our officers and directors, upon his resignation in June 2010.

Modification of Warrants – Stock-Based Compensation

On May 20, 2007, we completed a private placement of 114,000 units (the “Units”) of our securities at a price of $1.00 per Unit. Each Unit consisted of:

•	One share of the Company’s common stock, no par value per share;
•	One Class A Warrant exercisable at $10.00 per share until May 20, 2010;
•	One Class B Warrant exercisable at $50.00 per share until May 20, 2011; and
•	One Class C Warrant exercisable at $110.00 per share until May 20, 2012;

Originally, all of the warrants were to have become exercisable on May 20, 2007.  On March 19, 2007, the vesting dates of the warrants were extended.  All other terms of the warrant agreements remain unchanged and accordingly there was no change in the fair value to be recognized.

During 2008, the vesting dates of the warrants were further extended.

On May 19, 2009, the expiration dates were extended from May 20, 2010 to May 20, 2012 with respect to the Class A Warrants, from May 20, 2011 to May 20, 2013 with respect to the Class B Warrants, and from May 20, 2012 to May 20, 2014 with respect to the Class C Warrants.  Also, the vesting dates were further extended from May 20, 2009 to May 20, 2011 with respect to the Class B Warrants, and from November 20, 2009 to November 20, 2011 with respect to the Class C Warrants.  All other terms of the warrant agreements remained unchanged.

The aggregate incremental fair value of the modification of the warrants made in 2008 and 2009 was $2,059,980 and $1,881,048, respectively. The fair value of the modified warrants was estimated as of the date of each modification using the Black-Scholes option pricing model.

During the years ended December 31, 2011, 2010, and 2009, the Company recognized stock-based compensation of $622,364, $882,464, and $1,243,124, respectively, related to the modification of these warrants. At December 31, 2011, all warrants are fully vested and exercisable and there is no unrecognized stock-based compensation that will be recognized in future periods.

Other Expense

Income From Liability Settlement

During the year ended December 31, 2011, we wrote off $2,446 of professional fees previously recognized in fiscal year 2009 in complete settlement of an outstanding liability.

Surrendered Oil and Gas Property Interests

During the year ended December 31, 2011, surrendered oil and gas property interests were $133,630 compared to $27,580 in the prior year. During the year ended December 31, 2011, we surrendered 7 leases with the Province of Alberta due to the lack of potential for unconventional tight gas sands. Additionally, at December 31, 2011, we identified 11 leases that we intended to surrender or were set to expire in early 2012, for which we did not intend to file a continuation application with the Province of Alberta. Accordingly, we deemed it appropriate to write off the carrying value of these leases at December 31, 2011.  During the year ended December 31, 2011, we wrote off a total of $133,630 related to these leases that were surrendered and expired.

On March 24, 2010, the Cooking Lake Property expired and we no longer held any interest in the property. In a series of transactions from March 31, 2010 to August 20, 2010, we surrendered our rights and obligations to 6 Alberta Crown P&NG Leases. During the year ended December 31, 2010, we wrote off the carrying amount of the total oil and gas property interests surrendered of $27,580.

Results of Operations for Fiscal Year 2010 vs. Fiscal Year 2009

Operating Expenses

A summary of our operating expense for the years ended December 31, 2010 and 2009 was as follows:

	Year Ended
	December 31,		Increase /
	2010	2009	(Decrease)

Operating expense
Professional fees	$26,470	$32,447	$(5,977)
Management services	(2,152)	67,380	(69,532)
Modification of warrants - stock-based compensation	882,464	1,243,124	(360,660)
Listing and filing fees	1,209	646	563
Transfer agent fees	75	56	19
Office and sundry	4,656	3,373	1,283
Total operating expense	$912,722	$1,347,026	$(434,304)

Professional Fees

During the year ended December 31, 2010, professional fees were $26,470 compared to $32,447 in the prior year. The decrease of $5,977 is substantially due to a change in audit firms for the fiscal year 2010 and a correlated decrease in expense related to the preparation of our financial statements.

Management Services

Income of $2,152 for management services recognized during the year ended December 31, 2010, is due to the reversal of stock-based compensation expense as a result of the cancellation of an unvested stock option previously granted to one of our officers and director, upon his resignation in June 2010.

Stock-based compensation expense recognized during the year ended December 31, 2009, is for the amortization of the fair value of the stock option granted to one of our officers and director in October 2007. The director and officer was granted a stock option to purchase up to 2,000 shares of our common stock at an exercise price of $165 per share. The stock option was cancelled prior to vesting (see preceding paragraph).

Modification of Warrants – Stock-Based Compensation

Refer to the same titled section above in “Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010”.

Other Expense

Surrendered Oil and Gas Property Interests

Refer to the same titled section above in “Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010”. We did not surrender any oil and gas property interests prior to fiscal year 2010.

5.B.  Liquidity and Capital Resources

Liquidity

We are an oil and gas exploration company with an objective of acquiring, exploring, and if warranted and feasible, developing oil and gas properties.

We have members on our Board of Directors who have extensive experience in the oil and gas industry. However, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed.  Should we make a finding of natural gas we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling our findings to another oil and gas company, we would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for us to continue operations.

The accompanying financial statements have been prepared assuming we will continue as a going concern.  We have incurred cumulative losses of $8,536,682 through December 31, 2011 and had a working capital deficiency of $115,614.  Therefore, current cash on hand is not sufficient for the next twelve months to sustain our plan of operations.  We shall require additional funding and we anticipate that such funding will be in the form of private or public equity from the sale of our common shares.  However, there is no assurance that such additional funds will be available for us to finance our operations on acceptable terms, if at all.  We cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of any exploration program, should we decide to proceed.  We believe that debt financing will not be an alternative for funding any further phases in our exploration program.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable operation can be demonstrated.  We do not have any arrangements in place for any future equity financing.  If we are unable to raise additional capital or generate positive cash flow, it is unlikely that we will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We expect that we will need approximately $235,000 to fund our operations during the next twelve months, which primarily consists of the costs associated with maintaining an office.

•	$150,000 in connection with property acquisitions, annual minimum lease payments and exploration expenditures;

•
$85,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

Our principal source of liquidity is cash in the bank. At December 31, 2011, we had a cash balance of $5,826. Since our incorporation we have financed our operations primarily pursuant to private placements in which we received net proceeds of $114,000 in May 2004 and $101,365 in April 2008 (see “Private Placements” below), from the exercise of stock options and warrants, and the issuance of notes payable.

Net cash used in operating activities was $45,844, $40,052, and $3,569 for the years ended December 31, 2011, 2010, and 2009, respectively. Cash used in operating activities substantially reflects the amounts paid for professional fees and other office related expenses.

Net cash used in investing activities was $22,192, $22,990, and $36,779 for the years ended December 31, 2011, 2010, and 2009, respectively. During 2011, we incurred $22,192 related to the annual property lease payments. During 2010, we incurred $39,461 related to the annual property lease payments and $7,529 in geological and geophysical costs. During 2009, we incurred $31,768 in lease and acquisition costs and $5,011 in geological and geophysical costs. Offsetting the total $46,990 paid for oil and gas property interests during 2010 is proceeds of $24,000 received pursuant to lease option payments.

Net cash provided by financing activities was $70,000, $60,000, and $nil for the years ended December 31, 2011, 2010, and 2009, respectively. During fiscal year 2011, we received proceeds pursuant to the issuance of an aggregate of $70,000 related to three notes payable (see “Notes Payable” below). During fiscal year 2010, we received proceeds of $60,000 from the exercise of warrants.

Private Placements

On April 18, 2008, we issued 1,124 shares of common stock at $90 per share for gross proceeds of $101,365.

On May 20, 2004, we completed a private placement of 114,000 units (the “Units”) of our securities at a price of $1.00 per Unit. Each Unit consisted of:

•	One share of our common stock, no par value per share;
•	One Class A Warrant exercisable at $10.00 per share until May 20, 2010;
•	One Class B Warrant exercisable at $50.00 per share until May 20, 2011; and
•	One Class C Warrant exercisable at $110.00 per share until May 20, 2012;

The terms of the warrants were modified in 2008 and again in May 2009, extending the vesting and expiration dates.

Notes Payable

On May 9, 2011, August 26, 2011 and November 9, 2011, we entered into note agreements with a related party by common directors, whereby we issued notes in the amounts of $50,000, $10,000 and $10,000, respectively (collectively “Notes”).  The Notes bear interest at the Bank of Canada Prime Rate plus 1%.  We may repay the Notes, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Notes are payable on demand by the Lender.

On March 22, 2012, we entered into a $4,000 loan agreement with an unrelated party.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The borrower may repay the entire loan including the outstanding interest at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment.

Critical accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates and would impact future results of operations and cash flows.

The Company follows the full cost method for accounting for its oil and natural gas property interests. Under this method all costs related to the acquisition of, the exploration for, and the development of oil and natural gas reserves are capitalized.  These capitalized costs are depleted or depreciated on a unit-of-production basis on the estimated proved reserves.  Certain costs associated with the acquisition and exploration of unproven properties are excluded from depletion and depreciation until it is determined whether proved reserves are attributable to the properties. Where the Company has entered into option agreements for the acquisition of an interest in oil and gas properties that provide for periodic payments, amounts unpaid are not recorded as a liability since they are paid entirely at the Company’s option.  Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted during the year.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus balance on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award. Because our common stock has only recently begun trading in a public market, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  In addition, determining the fair value of our shares requires management to consider factors in addition to share price since a public quotation of our shares is based on limited trading of our stock.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of the compensation for those options not yet vested at December 31, 2011 and 2010.

5.C. Research and Development, Patents and Licenses etc.

 --- Not applicable ---

5.D. Trends.

--- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements.

5.F. Contractual Obligations.

At December 31, 2011, we have required annual lease payments of $14,392, all of which will be paid during fiscal year 2012. Remaining interests in our 27 petroleum and natural gas leases located in Alberta, Canada are set to expire by the end of fiscal year 2012.

Effective November 1, 2011, the Company entered into a Consultant Services Agreement with an unrelated third party for a comprehensive suite of services provided to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. The Company pays $5,000 USD per month for such services. The agreement may be terminated by either party upon 30 days prior written notice.

At December 31, 2011 we had trade payables of $11,026 and accrued liabilities of $40,000.  All of these obligations are unsecured and due in less than one year.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding the members of our Board of Directors and our Executive Officer as of April 27, 2012:

Name	Age	Positions and Offices Held
Michael Nott	39	Director, President, Chief Executive and Operating Officer and Secretary
Robert Coale	72	Director
Ron Daems	44	Director

The business address of our Officer and Directors is c/o Giant Resources Inc., Suite 4010 - 246 Stewart Green, S.W., Calgary, AB, T3H 3C8

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

Ron Daems brings extensive financial and resource industry experience to Giant Resources Inc.  In the span of his career he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Mr. Daems is currently the President and Director of Strata Oil & Gas Inc., Director of Power Resource Exploration Inc., and Rush Exploration Inc.

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

6.B. Compensation

Cash Compensation

None of our Officers or Directors received or earned any cash compensation or bonus for services rendered during the fiscal year ended December 31, 2011.

Except as describe herein, our Officer or Directors have not received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2011.  Effective May 1, 2006, Mr. Nott began receiving $500 per month for serving on our Board of Directors.  During the fiscal year ended December 31, 2011, total directors fees of $Nil were paid (2010 and 2009 - $Nil). The monthly fees owing to Mr. Nott were suspended as of January, 2009 due to less activity at the Board level and in order to conserve operating capital.

We do not maintain key-man life insurance for our Executive Officer or Directors.

Equity Compensation

At the Company’s Annual General Meeting held June 23, 2006, a majority of the Company’s shareholders approved the Company’s 2006 stock option plan.  The stock option plans provides for the granting of up to a maximum of 50,000 common stock options.  To date, 32000 options have been granted under the 2006 stock option plan, none of which are outstanding at December 31, 2011. As of December 31, 2011, the Company has 20,000 stock options available for future grant under the 2006 stock option plan.

Outstanding Equity Awards as at December 31, 2011

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

(1) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 5(b) of the Company’s audited financial statements for the fiscal year ended December 31, 2011 filed with this Form 20-F.

Change of Control Remuneration.

We have no plans or arrangements in respect of remuneration received or that may be received by the Executive Officer or Directors of the Company to compensate such officer or directors in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.

6.C.2. Directors’ Service Contracts.

With the exception of Michael Nott, there are no director service contracts.  Pursuant to an agreement dated May 2006, Mr. Nott, began receiving $500 per month to serve as a Director of the Company. However, effective January 1, 2009, the agreement was been amended whereby Mr. Nott agreed to suspend the monthly director fee due to the Company’s inactivity and in order to conserve working capital.  Mr. Nott’s service contract will terminate upon his ceasing to serve as a Director of the Company.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company.

The Audit Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Audit Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

The Company does not have an Audit Committee, although one may be appointed.  The Board of Directors is currently responsible for the functions of the Audit Committee.

6.D. Employees

We have no employees at this time. We utilize outside contractors where possible, and rely on the industry expertise of management and our Board of Directors. These contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material. We presently employ no member of our management team.  We do not foresee any significant changes in the number of employees or consultants we will have over the next twelve months, unless required by the growth of our business.

6.E. Share Ownership

The following table lists, as of April 27, 2012, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Name of Beneficial Owner	Number of Shares of common shares Beneficially Owned(1)	*Percent of Class
Michael Nott	140,000(1)	30.9%
Robert Coale	160,000(1)	35.3%
Ron Daems	-	-
All directors and executive officer as a group (three persons)	300,000	66.3%

*	Based on 452,759 shares outstanding as of April 27, 2012.

(1)
140,000 shares owned by Mr. Nott and 160,000 shares owned by Mr. Coale are subject to our option to purchase all or any portion of these shares are a purchase price of CDN $1.00 per share.  We are not obligated to repurchase the shares at any time or for any reason (such as termination of employment, resignation from the Board or as officer, a change of control of the Company or failure to reach performance goals).  If Messrs. Nott and/or Coale ceases to be employed by, or ceases to perform services to the Corporation by reason of death or disability or termination, the remaining members of the Board of Directors shall, at their sole discretion, have the right to assign Messrs. Nott and/or Coale shares to another Director, without monitory consideration.  Our repurchase right will continue with respect to and for so long as any of the 300,000 shares issued to Messrs. Nott and Coale are held by them (or any of their affiliates or family members), and will survive the resignation as an Officer or Director of the Company by Mr. Nott and/or Mr. Coale.  We may exercise our right of repurchase as to some or all of the shares held (directly or indirectly) by these Directors by delivering a notice of such exercise to Mr. Nott and/or Mr. Coale not less than ten business days prior to the closing of such repurchase.  Messrs. Nott and Coale agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in, any of the shares or any interest therein.  Messrs. Nott and Coale also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulation.

In April, 2011, the Board of Directors reviewed the Company’s records and concluded that the Company requested a stock certificate in October 2010 for 15,000 shares from its transfer agent that had previously been issued.  The Board of Directors corrected the error by causing the Company to return the certificate to the transfer agent for cancellation, and return the shares to treasury.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who own more than 5% of the issued shares.  As of April 27, 2012, Michael Nott and Robert Coale beneficially own an aggregate 300,000 shares, or 66.3% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

No significant change has occurred since the date of the financial statements included in this Annual Report.

7.A.1.c. Different Voting Rights.

Our major shareholders do not have voting rights that differ from the other holders of our common shares.

7.A.2. Canadian Share Ownership.

At April 27, 2012, we had 452,759 shares of common shares outstanding which were held by approximately 58 registered stockholders of record.  Of the registered stockholders, 201,242 shares are held by individuals with Canadian addresses.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

Other than the transactions described below in this section, there are no transactions during the last three years, or proposed transactions, to which we were or are to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

•	Any director or executive officer of the small business issuer;

•	Any majority security holder; and

•	Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons in the above.

In July 2010, 140,000 shares of the common stock of the Company held by Rob Sandhu were gifted by Mr. Sandhu to Michael Nott, pursuant to an assignment, dated September 10, 2008, among Mr. Donald Neal, Mr. Sandhu and the Company.  No consideration was paid by Mr. Nott for the gifting of such shares.  Such assignment was made subsequent to Mr. Sandhu resigning as Director, Chairman, President, Chief Executive and Operating Officer, and Secretary, and terminating his relationship with the Company.

The common shares beneficially owned by Mr. Nott and Mr. Coale are subject to our right, exercisable at any time, to purchase any or all of these shares from Mr. Nott and Mr. Coale at a purchase price of CDN$1.00 per share.  We have this right until we, in our sole discretion, decide to terminate the agreement.

On June 14, 2010, we entered into a Property Option Agreement (the “Option Agreement”) wherein the Company optioned 100% right, title and interest in the Highvale leases in the Central Plains area of Alberta consisting of 18 petroleum and natural gas leases for a total of approximately 3,316 hectares.  The Company received $5,000 upon signing of the Option Agreement with $175,000 to be paid to the Company on or before June 15, 2011 in exchange for full right and authority to the property. On June 15, 2011, the Company agreed to extend the Option Agreement through December 31, 2012 and to remove 3 of the 18 petroleum and natural gas leases from the Option Agreement. During the year ended December 31, 2010, payments were made to the Company of $7,500 on August 3, 2010; $6,500 on October 12, 2010; and $5,000 on November 12, 2010. The terms of the Property Option Agreement are subject to physical and environmental inspection, and review of all leases. Any amounts paid in connection with the Option Agreement are fully refundable or waived.  At December 31, 2011, the condition was not waived and therefore the $24,000 that has been paid to the Company to date is included in accrued liabilities at both December 31, 2011 and 2010.

On May 9, 2011, August 26, 2011 and November 9, 2011, we entered into note agreements with a related party by common directors, whereby we issued notes in the amounts of $50,000, $10,000 and $10,000, respectively (collectively “Notes”).  The Notes bears interest at the Bank of Canada Prime Rate plus 1%.  We may repay the Notes, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Notes are payable on demand by the Lender.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2011 and 2010, no amounts were owed to Senior Management or Directors.  There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Financial Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The financial statements as required under ITEM 18. are attached hereto and found immediately following the text of this Annual Report.  The audit report of RBSM LLP is included herein immediately preceding the financial statements.

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

8.B. Significant Changes

On March 22, 2012, the Company entered into a $4,000 loan agreement with an unrelated party.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The borrower may repay the entire loan including the outstanding interest at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2011	$7.50	$0.02
2010	$35.00	$6.00
2009	$51.00	$14.00
2008	$301.00	$18.00
2007	N/A	N/A

2.           High and low market prices for each full financial quarter during the two most recent full financial years and the first quarter of 2012:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2012	First Quarter of 2012	$ 0.02	$ 0.02

2011	Fourth Quarter of 2011	$ 1.50	$ 0.02
	Third Quarter of 2011	$ 6.00	$ 1.00
	Second Quarter of 2011	$ 7.00	$ 6.00
	First Quarter of 2011	$ 7.50	$ 6.00

2010	Fourth Quarter of 2010	$ 20.00	$ 6.50
	Third Quarter of 2010	$ 20.00	$ 6.50
	Second Quarter of 2010	$ 25.00	$ 6.00
	First Quarter of 2010	$ 35.00	$ 15.00

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
March 2012	$0.02	$0.02
February 2012	$0.02	$0.02
January 2012	$0.02	$0.02
December 2011	$0.05	$0.02
November 2011	$0.05	$0.05
October 2011	$1.50	$0.02

9.C. Markets

Admission to Quotation on the OTC Markets

Our stock began trading on the OTC Bulletin Board in April 2007 under the symbol GGSIF:OTC:BB and on January 30, 2012, our trading symbol was changed to GIREF:OTC.BB to reflect the name change from Giant Oil & Gas Inc. to Giant Resources Inc.

There is currently no established public trading market for our securities.  As a result, a market may never develop or if developed may not be maintained.  As a result an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

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

ITEM 10.  ADDITIONAL INFORMATION

10.A. Share Capital

---Not applicable---

10.B.  Memorandum and Articles of Association

Securities Register

We maintain at Pacific Stock Transfer (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

a.	the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;
b.	the number of securities held by each security holder; and
c.	the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

The Company’s Articles of Incorporation were filed with the Director under the Canada Business Corporations Act on April 2, 2004.  The corporate bylaws were adopted by the Directors of the Company on April 2, 2004. On October 31, 2011, the Company filed its Articles of Amendment changing its name to Giant Resources Inc.

Powers of Directors

The Directors of the Company are empowered under Schedule C to the Articles of Incorporation to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company.  The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors.  With respect to the Directors of the Company, section 3 of the By-Laws of the Company provides that, as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act

Description of Securities

The holders of the Company’s Common shares are entitled to receive notice of, and attend and vote at all, meetings of shareholders.  Currently, there are no specific rights, preferences and restrictions attached to each of the Company’s preferred shares.  The Company may issue preferred shares in one or more series and, pursuant to Schedule A to the Company’s Articles of Incorporation, the directors may, by majority resolution, alter the Articles of Incorporation to create, define and attach rights and restrictions to the shares of each series.

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

10.C. Material Contracts

The Company has not entered into any additional material contracts during the preceding two years which are not covered elsewhere in this report.

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

10.E. Taxation

NOTHING HEREIN SHOULD BE INTERPRETED AS LEGAL OR TAX ADVICE AND SHAREHOLDERS SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2011.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

10.F. Dividends and Paying Agents

--- Not applicable ---

10.G. Statement by Experts

--- Not applicable ---

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F annual report no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The Company is not required to file reports and other information with any securities commissions in Canada.

10.I. Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's operating expenses and liabilities are primarily incurred in Canadian dollars.

To the extent the Company engages in transactions in U.S. Dollars, the results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the operations of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

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

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

--- Not applicable ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15.  CONTROLS AND PROCEDURES

(A) Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(B) Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2011.

(C) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to permanent rules of the SEC that permit the Company to provide only management’s report in this annual report.

(D) Changes in Internal Controls over Financial Reporting

As of December 31, 2011, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that from January 1, 2011 through December 31, 2011 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2011, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.  We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

This transition report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The  Board of Directors is empowered to appoint an Audit Committee for the Corporation.  Currently the Board of Directors carries out the functions of the Audit Committee.

ITEM 16B.  CODE OF ETHICS

On March 6, 2006, the Company adopted a code of ethics that applies to the Company's Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F.  A copy of the code of ethics can be obtained from the Company by making a request in writing addressed to the Corporate Secretary and mailing such request to 246 Stewart Green S.W., Suite 4010, Calgary, Alberta, Canada, T3H 3C8.

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

The following table presents aggregate fees for professional services rendered by RBSM LLP for the audit of our financial statements for the fiscal year ended December 31, 2011 (and prior years) and fees incurred by BDO Canada LLP for the audit of our financial statements for the year ended December 31, 2010.  The fees set forth below include an estimate of year-end audit fees:

	Year Ended
	December 31,
	2011	2010
Audit fees	$16,000	$25,000
Audit-related fees	—	—
Tax fees	—	—
Total fees	$16,000	$25,000

Audit Fees

Audit Fees for the years ended December 31, 2011 and 2010 consist of the aggregate fees incurred by RBSM LLP and BDO Canada LLP for the audit of the our financial statements included in our Annual Report.

There were no audit-related fees, tax fees, or other fees billed by RBSM LLP or BDO Canada LLP for the years ended December 31, 2011 and 2010.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Previously reported by the Company in a Form 6-K filed with the Commission on March 28, 2012.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on OTC:QB and, although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the NASDAQ’s requirements as if we were a U.S. domestic issuer.

Item 16H. Mine Health and Safety, Conflict Minerals and Government Payments

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 18.

ITEM 18.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP)The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of RBSM LLP, is included herein immediately preceding the audited financial statements.

PART III

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	50

Balance Sheets as of December 31, 2011 and 2010	51

Statements of Operations for the Years Ended December 31, 2011, 2010, and 2009 and the Cumulative Period from Inception (April 2, 2004) to December 31, 2011	52

Statements of Stockholders’ Equity (Deficiency) from Inception (April 2, 2004) to December 31, 2011	53

Statements of Cash Flows for the Years Ended December 31, 2011, 2010, and 2009 and the Cumulative Period from Inception (April 2, 2004) to December 31, 2011	54

Notes to Financial Statements	55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Giant Resources Inc.

We have audited the accompanying balance sheets of Giant Resources Inc.  (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations, stockholder’s equity, and cash flows for the each of the  three years in the period ended December 31, 2011 and the period April 2, 2004 (date of inception) through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Giant Resources Inc. as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011  and the period April 2, 2004 (date of inception) through December 31, 2011, are in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is an exploration stage company and has not yet generated any revenues and has an accumulated deficit of $8,536,682 as of December 31, 2011. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, New York

April 27, 2012

GIANT RESOURCES INC.
(Formerly "Giant Oil & Gas Inc.")
(An Exploration Stage Company)

BALANCE SHEETS
DECEMBER 31, 2011 AND 2010
(Expressed in Canadian Dollars)

	2011	2010

ASSETS

Current assets
Cash	$5,826	$3,862
Goods and services tax receivable	1,075	241
Prepaid expenses	-	1,155
Total Current Assets	6,901	5,258

Oil and Gas Property Interests (note 6)	243,242	354,680

Total Assets	$250,143	$359,938

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$11,026	$19,554
Accrued liabilities (note 13)	40,000	42,000
Accrued interest (note 7)	1,489	-
Notes payable (note 7)	70,000	-
Total current liabilities	122,515	61,554

STOCKHOLDERS' EQUITY
Preferred stock: no par value; unlimited shares authorized	-	-
Common Stock: no par value; unlimited shares authorized, 452,759 and 467,759 shares issued
and outstanding at December 31, 2011 and 2010, respectively	4,456,955	4,456,955
Contributed Surplus	4,207,355	3,616,142
Defict accumulated during the exploration stage	(8,536,682)	(7,774,713)
Total stockholders' equity	127,628	298,384

Total Liabilities and Stockholders' Equity	$250,143	$359,938

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCES INC.
(Formerly "Giant Oil & Gas Inc.")
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009, AND FOR THE
PERIOD FROM APRIL 2, 2004 (INCEPTION) TO DECEMBER 31, 2011
(Expressed in Canadian Dollars)

				Cumulative
	Year Ended December 31,			April 2, 2004 (inception)
	2011	2010	2009	to December 31, 2011

Operating Expense
Professional fees	$31,015	$26,470	$32,447	$168,370
Directors' fees	-	-	-	19,500
Management services (note 8)	-	(2,152)	67,380	266,327
Consulting fees (note 8)	-	-	-	3,823,685
Modification of warrants - stock-based compensation (note 9)	622,364	882,464	1,243,124	3,941,028
Listing and filing fees	1,853	1,209	646	47,027
Transfer agent fees	2,041	75	56	2,172
Rent	-	-	-	7,546
Office and sundry	2,827	4,656	3,373	86,388
Total Operating Expense	660,100	912,722	1,347,026	8,362,043

Loss From Operations	(660,100)	(912,722)	(1,347,026)	(8,362,043)

Other Income (Expense)
Interest expense	(1,819)	-	-	(862)
Foreign exchange gain (loss)	(17)	37	(1,627)	(15,013)
Write-off of mineral property option agreement	-	-	-	-
Income from liability settlement	2,446	-	-	2,446
Surrendered oil and gas property interests (note 6)	(133,630)	(27,580)	-	(161,210)
Total Other Income (Expense)	(133,020)	(27,543)	(1,627)	(174,639)

Net Loss	$(793,120)	$(940,265)	$(1,348,653)	$(8,536,682)

Basic and Diluted Net Loss Per Share	$(1.75)	$(2.08)	$(3.02)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	452,759	451,740	446,759

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCES INC.
(Formerly "Giant Oil & Gas Inc.")
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY
FROM APRIL 2, 2004 (INCEPTION) TO DECEMBER 31, 2011
(Expressed in Canadian Dollars)

				Deficit
				Accumulated
				During the	Total
	Common Stock		Contributed	Exploration	Stockholders'
	Shares	Amount	Surplus	Stage	Equity

Balance, April 2, 2004	-	$-	$-	$-	$-

Shares of common stock issued to directors for cash at $0.01
per share on May 7, 2004	300,000	3,000	-	-	3,000

Private placement, common shares and warrants issued for cash
at $1.00 per share on May 20, 2004	114,000	114,000	-	-	114,000

Private placement, common shares issued for cash
at $10.00 per share on June 7, 2004	1,603	16,030			16,030

Rounding due to reverse 1-for-100 stock
split on October 17, 2011	32	-	-	-	-

Net loss for the period	-	-	-	(5,880)	(5,880)

Balance, December 31, 2004	415,635	133,030	-	(5,880)	127,150

Net loss for the period	-	-	-	(57,123)	(57,123)

Balance, December 31, 2005	415,635	133,030	-	(63,003)	70,027

Net loss for the period	-	-	-	(38,649)	(38,649)

Balance, December 31, 2006	415,635	133,030	-	(101,652)	31,378

Exercise of stock options in February 2007	30,000	4,162,560	(3,811,800)	-	350,760

Stock-based compensation	-	-	3,876,878	-	3,876,878

Net loss for the period	-	-	-	(3,950,269)	(3,950,269)

Balance, December 31, 2007	445,635	4,295,590	65,078	(4,051,921)	308,747

Private placement, common shares issued for cash at $90.00	1,124	101,365	-	-	101,365
per share on April 18, 2008

Stock-based compensation	-	-	1,360,248	-	1,360,248

Net loss for the period	-	-	-	(1,433,874)	(1,433,874)

Balance, December 31, 2008	446,759	4,396,955	1,425,326	(5,485,795)	336,486

Stock-based compensation (notes 8 and 9)	-	-	1,310,504	-	1,310,504

Net loss for the period	-	-	-	(1,348,653)	(1,348,653)

Balance, December 31, 2009	446,759	4,396,955	2,735,830	(6,834,448)	298,337

Warrants exercised (note 9)	6,000	60,000	-	-	60,000

Issuance of common stock (note 10)	15,000	-	-	-	-

Stock-based compensation (notes 8 and 9)	-	-	880,312	-	880,312

Net loss for the period	-	-	-	(940,265)	(940,265)

Balance, December 31, 2010	467,759	4,456,955	3,616,142	(7,774,713)	298,384

Cancellation of common stock (note 10)	(15,000)	-	-	-	-

Stock-based compensation (notes 8 and 9)	-	-	622,364	-	622,364

Cumulative adjustment for transition from Canadian GAAP
to U.S. GAAP, effective January 1, 2011 (notes 2, 3, and 8)	-	-	(31,151)	31,151	-

Net loss for the period	-	-	-	(793,120)	(793,120)

Balance, December 31, 2011	452,759	$4,456,955	$4,207,355	$(8,536,682)	$127,628

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCES INC.
(Formerly "Giant Oil & Gas Inc.")
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009, AND FOR THE PERIOD
FROM APRIL 2, 2004 (INCEPTION) TO DECEMBER 31, 2011
(Expressed in Canadian Dollars)

				Cumulative
	Year Ended December 31,			April 2, 2004 (inception)
	2011	2010	2009	to December 31, 2011

Cash flows from operating activities
Net loss for the period	$(793,120)	$(940,265)	$(1,348,653)	$(8,536,682)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation (notes 8 and 9)	622,364	880,312	1,310,504	8,019,155
Surrendered oil and gas property interests (note 6)	133,630	27,580	-	161,210
Gain on Extinguishment of Debt	(2,446)	-	-	(2,446)
Changes in operating assets and liabilities:
Decrease (increase) in goods and services tax receivable	(834)	3,486	2,758	(1,075)
Decrease in prepaid expenses	1,155	-	-	-
Increase (decrease) in accounts payable	(6,082)	(9,165)	26,822	11,575
Increase (decrease) in accrued liabilities	(2,000)	(2,000)	5,000	(28,006)
Increase in accrued interest	1,489	-	-	1,489
Net cash used in operating activities	(45,844)	(40,052)	(3,569)	(374,780)

Cash flows from investing activities
Proceeds from assignment of oil and gas property interests (note 6)	-	24,000	-	54,331
Expenditures on oil and gas property interests (note 6)	(22,192)	(46,990)	(36,779)	(388,880)
Net cash used in investing activities	(22,192)	(22,990)	(36,779)	(334,549)

Cash flows from financing activities
Issuance of capital stock and warrants for cash	-	-	-	234,395
Issuance of capital stock upon exercise of warrants and stock options (note 9)	-	60,000	-	410,760
Proceeds from notes payable to stockholder (note 7)	70,000	-	-	70,000
Net cash provided by financing activities	70,000	60,000	-	715,155

Increase (decrease) in cash	1,964	(3,042)	(40,348)	5,826

Cash at beginning of period	3,862	6,904	47,252	-

Cash at end of period	$5,826	$3,862	$6,904	5,826
		-

Supplemental disclosure of cash flow information:
Interest paid in cash	$329	$-	$-	$329
Income taxes paid in cash	$-	$-	$-	$-

Supplemental disclosure of non-cash transactions:
Investment in oil and gas property interest included in accounts payable	$-	$349	$-	$349

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCES INC.
(Formerly “Giant Oil & Gas Inc.”)
(An Exploration Stage Company)

Notes to Financial Statements
Years Ended December 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars)

1.    Description of Business

Giant Resources Inc. (the “Company”) was incorporated under the Canada Business Corporations Act on April 2, 2004 under the name “Giant Oil & Gas Inc.” On October 31, 2011, the Company amended its Articles of Incorporation to effect a change of name to Giant Resources Inc.

The Company is an exploration stage company engaged in the acquisition, exploration, and development of oil and gas property interests in North America.

Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective January 1, 2011.

The Company determined that adopting accounting principles generally accepted in the United States (“U.S. GAAP”) at this time rather than IFRS would be less disruptive and less costly as we have prepared U.S. GAAP reconciliations in the notes to the financial statements, and the Company’s systems are set-up to capture U.S. GAAP information.  As permitted by Canadian securities regulatory authorities, the Company adopted U.S. GAAP for financial reporting purposes effective January 1, 2011. All historical amounts presented have been restated to reflect U.S. GAAP (see Note 3. Summary of Significant Accounting Policies). The Company will continue to monitor developments in IFRS standards, and its intent will be to move to IFRS if and when adopted in the United States.

On September 13, 2011, at the Company’s Annual General Meeting and Special Meeting of Shareholders (“Annual Meeting”), the Company’s shareholders of record as of August 10, 2011, owning a majority of the Company’s issued and outstanding shares of common stock, authorized the Company’s officers to effect a name change of the Company and to execute a reverse stock split of its common stock on the basis of one share for up to one hundred shares to occur within twelve months of the date of the Annual Meeting.  On September 22, 2011, the Company’s Board of Directors (the “Board”) approved an amendment to the Company’s Articles of Incorporation reflecting a name change to Giant Resources Inc. and the implementation to effect a one-for-one-hundred reverse stock split with all fractional shares being rounded up to the nearest whole share (the “Reverse Split”). The record date for the Reverse Split was set as of October 17, 2011, subject to regulatory approval.

The Reverse Split was declared effective by the Financial Industry Regulatory Authority (“FINRA”) on December 13, 2011. All share and per share amounts have been retrospectively restated to reflect the Reverse Split.

2.    Going Concern Uncertainties

The Company is an exploration stage company, has not generated any revenues, has an accumulated deficit of $8,536,682 as of December 31, 2011, and does not have positive cash flows from operating activities.  At December 31, 2011, the Company had a working capital deficiency of $115,614.  The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests and to meet its administrative overhead costs in 2012.

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

The Company’s financial statements have been prepared on a going concern basis. The application of the going-concern basis is dependent upon the Company’s ability to achieve and maintain future profitable operations and receive continued financial support from its creditors and shareholders or raise additional equity financing. The current financial equity market conditions and the challenging funding environment make it difficult to raise funds by placement of common shares. There is no assurance that the Company will be successful with any financing ventures. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful. Therefore a significant uncertainty exists in relation to the Company’s ability to continue as a going concern.

The business of oil and gas exploration involves a high degree of risk and there can be no assurance that any exploration programs will result in profitable operations. The Company has no revenue, and has significant cash requirements to meet its administrative overhead and maintaining its oil and gas interests. The recoverability of oil and gas property interests is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of oil and gas interests.

In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. These financial statements do not give effect to any adjustments which will be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

3.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The functional and reporting currency of the Company is the Canadian dollar.

Transition from Canadian GAAP to U.S. GAAP

Adoption of U.S. GAAP resulted in a cumulative adjustment to increase retained earnings at January 1, 2011 by $31,151 with a corresponding decrease to contributed surplus for the same amount. Please refer to “Stock-Based Compensation” below and Note 8. Stock Options.

Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses for the reporting period.  Management’s judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, geologists, consultants and historical experience in similar matters. These estimates and assumptions are affected by management’s application of accounting policies.   Significant reporting areas impacted by management’s judgments and estimates are the carrying value of oil and gas property interests, estimates of accrued liabilities, accounting for stock-based compensation and the valuation of equity instruments. On an on-going basis, the Company evaluates its estimates.

Actual results and outcomes may differ materially from the estimates as additional information becomes known.  The carrying values of oil and gas properties are particularly susceptible to change in the near term. Changes in the future estimated oil and gas reserves or the estimated future cash flows attributable to the reserves that are utilized for impairment analysis could have a significant impact on the future results of operations.

Reclassifications

Certain reclassifications have been made to prior fiscal year amounts or balances to conform to the presentation adopted in the current fiscal year.

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date.  Other non-monetary assets and liabilities are translated at historic rates. Revenues, expenses, and cash flows in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the date of the transaction.  Gains and losses arising from translation are reported in foreign exchange in the computation of net loss.

Full Cost Method of Accounting for Oil and Gas Property Interests

The Company has elected to utilize the full cost method of accounting for its petroleum and natural gas interests, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized.  These costs include leasehold acquisition costs, geological and geophysical expenses, drilling costs of successful as well as unsuccessful wells and overhead charges related directly to exploration and development activities.

If the interests are sold, the proceeds of the interests will be applied against capitalized costs unless such a sale significantly impacts the rate of depletion.

The Company defers expenditures related to the acquisition, exploration and development of its exploration properties. If an exploration property is abandoned, continued exploration is not planned in the foreseeable future, or when other events and circumstances indicate that the carrying amount may not be recovered, the accumulated costs and expenditures are written down. Deferred expenditures relating to exploration projects represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular projects. Development projects include those projects where development alternatives are in progress and/or studies have been completed suggesting that the properties are economically viable. The Company reviews the carrying amount of development projects when events or circumstances suggest that the carrying amount may not be recoverable.

All capitalized costs of oil and gas property interests, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves once proved reserves are determined to exist. The Company has not yet obtained reserve reports because it is still in the exploration stage.  Management is assessing geographic and production data to determine the need for reserves studies.  As of December 31, 2011, no amortization of capitalized costs of oil and gas properties was recorded.

Oil and gas properties without estimated proved reserves are not amortized until proved reserves associated with the properties can be determined or until impairment occurs. As a result of management’s impairment analysis and absent a reserve study to form a basis for impairment, it determined that no impairment currently exists.

Full Cost Ceiling Test

At the end of each reporting period, the unamortized costs of oil and gas properties are subject to a “ceiling test” which basically limits capitalized costs to the sum of the estimated future net revenues from proved reserves, discounted at 10% per annum to present value, based on current economic and operating conditions, adjusted for related income tax effects. The Company has not yet obtained reserve reports to perform a basis for the “ceiling test” limits.

Asset Retirement Obligation (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The ARO consists of costs related to the plugging of wells, removal of facilities and equipment and site restoration on its oil and gas properties. The capitalized amount is depleted on a unit-of-production basis based upon proven oil and gas reserves.  The asset retirement liability is increased each reporting period due to the passage of time and is accreted to operating expense over the useful life of the related asset. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  As of December 31, 2011, the Company does not have an ARO.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in on orderly transaction between market participants. See Note 5. Fair Value Measurements for further discussion on fair value of financial instruments.

Stock-Based Compensation

The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact resulting from the difference in the fair value of stock-based compensation awards and the amortization of the fair value through earnings. Under U.S. GAAP, stock options granted to certain non-employee directors and officers are treated as if the stock options were granted to employees, for accounting purposes only, whereby the fair value of the options are measured on the grant date and the resulting fair value amortized into earning over the requisite service period. Under Canadian GAAP, the same options are considered granted to non-employees, for accounting purposes, whereby the fair value of the options are re-valued each reporting period.

Adoption of U.S. GAAP resulted in a one time cumulative adjustment to increase retained earnings at January 1, 2011 by $31,151 with a corresponding decrease to contributed surplus for the same amount. Please refer to Note 8. Stock Options for the impact on the financial statements, by fiscal year end, for the change from one generally accepted accounting standard to another generally accepted accounting standard.

The Company measures all stock-based compensation awards using a fair value based method on the date of grant and recognizes the amortization of the fair value in its statements of operations over the requisite service period with the offsetting credit to contributed surplus. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant.  The Black-Scholes pricing model requires management to make assumptions regarding the option lives, expected volatility, and risk free interest rates.

Net Loss Per Share

The computation of basic net loss per share is based on the weighted average number of shares that were outstanding during the year. The computation of diluted net loss per share is based on the weighted average number of shares used in the basic net loss per share calculation plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common shares outstanding using the treasury stock method for shares subject to stock options and warrants.  See Note 4. Net Loss Per Share for further discussion.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carry-forwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized. The Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return.  Estimated interest and penalties are recorded as a component of interest expense or other expense, respectively.  See Note 12. Income Taxes for further discussion.

Segment Reporting

The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operations are managed and evaluated, the availability of separate financial results and materiality considerations.

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Recently Issued and Adopted Accounting Pronouncements

The Company reviews new accounting standards as issued.  Although some of these accounting standards issued or effective after the end of the Company’s previous fiscal year may be applicable to the Company, it has not identified any standards that it believes merit further discussion.  The Company believes that none of the new standards will have a significant impact on its financial statements.

4.   Net Loss Per Share

During each of the years ended December 31, 2011, 2010, and 2009, the Company recorded a net loss.  Therefore, the issuance of shares of common stock from the exercise of stock options or warrants would be anti-dilutive and basic and diluted net loss per share is the same for those periods.

Excluded from the computation of diluted net loss per share for both of the years ended December 31, 2011 and 2010, because their effect would be anti-dilutive, are warrants to acquire 336,000 shares of common stock at a weighted-average exercise price of $57.50 per share.

Excluded from the computation of diluted net loss per share for the year ended December 31, 2009, because their effect would be anti-dilutive, are stock options and warrants to acquire 2,000 and 344,000 shares of common stock, respectively, with weighted-average exercise prices of $165.00 and $56.67 per share, respectively.

For purposes of earnings per share computations, shares of common stock that are issuable at the end of a reporting period are included as outstanding.

All share and per share amounts reflect the 1-for-100 reverse stock split effective October 17, 2011.

Following is the computation of basic and diluted net loss per share for the years ended December 31, 2011, 2010, and 2009:

	Year Ended
	December 31,
	2011	2010	2009

Numerator - net loss	$(793,120)	$(940,265)	$(1,348,653)

Denominator - weighted average number
of common shares outstanding - basic and diluted	452,759	451,740	446,759

Basic and diluted net loss per common share	$(1.75)	$(2.08)	$(3.02)

5.           Fair Value Measurements

Fair value is defined within the accounting rules as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The rules established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented below, this hierarchy consists of three broad levels:

Level 1:	Valuations consist of unadjusted quoted prices in active markets for identical assets and liabilities and has the highest priority;

Level 2:	Valuations rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability;

Level 3:
Valuations are based on prices or third party or internal valuation models that require inputs that are significant to the fair value measurement and are less observable and thus have the lowest priority.

Fair Value of Financial Instruments

Cash, Goods and Services Tax Receivable, Accounts Payable, Accrued Liabilities, Accrued Interest, and Notes Payable. The carrying amounts for these instruments approximate fair value due to the short-term nature or maturity of the instruments and their liquidity.

Management is of the opinion that the Company is not exposed to significant foreign currency, interest, or credit risks arising from these financial instruments.

6.     Oil and Gas Property Interests

Following is the aggregate amount of capitalized costs relating to unproven oil and natural gas producing activities and the aggregate amount of surrendered interests at December 31, 2011 and 2010:

	Year Ended
	December 31,
	2011	2010

Balance, beginning of the year	$354,680	$334,921

Lease and acquisition costs	22,192	39,810
Geological and geophysical costs	-	7,529
Total costs for the year	22,192	47,339

Surrendered oil and gas property interests	(133,630)	(27,580)

Balance, end of the year	$243,242	$354,680

All of the Company’s leases are located in the Province of Alberta with a focus on two areas known as the Highvale and Suffield regions. All of the leases are for a five-year term, generally require minimum annual lease payments of $3.50 per hectare, and grant the Company the right to explore for potential natural gas opportunities on the respective leased property. The Company’s current leases are set to expire on various dates during 2012.

Acquisition and Disposition of Interests

On March 11, 2010, the Company entered into a Petroleum and Natural Gas (“P&NG”) with the Province of Alberta.  This lease covers 192 hectares of land in the Highvale area.  The lease was acquired through a public auction process that required the Company to submit sealed bids for land packages being auctioned by the provincial government.  Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately paid the government the bid price of $11,857, and entered into a formal five year lease with the government.    The bid price included the first year’s minimum annual lease payments.

On March 24, 2010, the Cooking Lake Property expired and the company no longer holds any interest in the property. In a series of transactions from March 31, 2010 to August 20, 2010, the Company surrendered its rights and obligations to 7 Alberta Crown P&NG Leases. During the year ended December 31, 2010, the Company wrote off the carrying amount of the total oil and gas property interests surrendered of $27,580.

On June 14, 2010, the Company entered into a Property Option Agreement (the “Option Agreement”) with a related party by common directors (“Option Holder”), whereas the Company wishes to grant 100% right, title and interest in the Highvale leases in the Central Plains area of Alberta consisting of 18 petroleum and natural gas leases for a total of approximately 3,316 hectares.  Upon signing the Option Agreement, the Option Holder paid $5,000 and agreed to pay an additional $175,000 on or before June 15, 2011 to earn full right and authority to the property. On June 15, 2011, the Company and the Option Holder agreed to extend the Option Agreement to on or before December 31, 2012. The Company and the Option Holder also removed 3 of the 18 petroleum and natural gas leases from the Option Agreement. During the year ended December 31, 2010, the Option Holder made payments to the Company of $7,500 on August 03, 2010, $6,500 on October 12, 2010 and $5,000 on November 12, 2010. The obligation of the Option Holder to fulfill the Option Agreement terms is subject to a condition precedent including physical and environmental inspection and review of all leases. Any amounts paid to the Company are fully refundable until the Option Holder waives such conditions. At December 31, 2011, the condition was not waived and therefore the $24,000 that the Option Holder has paid the Company to date is included in accrued liabilities at both December 31, 2011 and 2010. See Note 13. Related Party Transactions.

During 2011, the Company surrendered leases with the Province of Alberta due to the lack of potential for unconventional tight gas sands. Additionally, at December 31, 2011, the Company identified leases, that it intended to surrender or were set to expire in early 2012, for which it did not intend to file a continuation application with the Province of Alberta. Accordingly, the Company deemed it appropriate to write off the carrying value of these leases at December 31, 2011.  During the year ended December 31, 2011, the Company wrote off a total of $133,630 related to these leases that were surrendered and expired.  The Company no longer holds any interest in these properties and all amounts paid for the leases are non-refundable.

During the year ended December 31, 2011, the Company made annual lease payments totalling $22,192 to the Province of Alberta. At December 31, 2011, the Company has 27 leases (excluding the leases that expired in early 2012) requiring total annual lease payments of $14,392 in 2012.

7.     Notes Payable

On May 9, 2011, August 26, 2011, and November 9, 2011, the Company entered into note agreements with a related party by common directors, whereby the Company issued notes in the amounts of $50,000, $10,000, and 10,000, respectively (collectively “Notes Payable”).  The Notes Payable bear interest at the Bank of Canada Prime Rate plus 1%.  The Company may repay the Notes Payable, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Notes Payable are payable on demand by the Lender.  See Note 13. Related Party Transactions.

During the year ended December 31, 2011, the Company recorded interest expense of $1,489, related to the Notes Payable.  At December 31, 2011, accrued interest related to the Notes Payable was $1,489.

8.    Stock Options

On June 23, 2006, the stockholders of the Company approved its 2006 Stock Option Plan (the “2006 Plan”), which has 50,000 shares reserved for issuance thereunder. The 2006 Plan provides shares available for options granted to employees, directors, officers and consultants of the Company. The expiration date for each option shall be set by the Board of Directors at the time of issue of the options and shall not be more than ten years after the grant date.  The exercise price of each option shall be determined by the Board of Directors and will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option.

The Company measures all stock-based compensation awards using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period.  The grant date fair value of stock options is based on the price of a share of the Company’s common stock on the date of grant.  In determining the grant date fair value of stock options, the Company uses the Black-Scholes option pricing model which requires management to make assumptions regarding the option lives, expected volatility, and risk free interest rates, all of which impact the fair value of the option and, ultimately, the expense that will be recognized over the life of the option.

The risk-free interest rate is based on the Canadian Treasury yield curve in effect at the time of grant for a bond with a similar term.  The Company does not anticipate declaring dividends in the foreseeable future.  Expected volatilities are based on industry comparables using available data and other factors due to the fact that the Company’s stock has only limited trading history.  When applicable, the Company will use historical data to estimate option exercises, forfeitures, and employee terminations within the valuation model.  For non-employees, the expected term of the options approximate the full term of the options.
The Company recognizes compensation expense for only the portion of stock options that are expected to vest.

On January 1, 2011, the Company adopted U.S. GAAP for financial reporting purposes. The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes. Under Canadian GAAP it was determined that options granted to certain individuals should be treated as non-employees. Under U.S. GAAP it was determined that these same option grants should be treated as employees. The primary difference in accounting is that under Canadian GAAP the fair of the options are re-valued each reporting period. Under U.S. GAAP, the fair value of stock-based compensation is measured on the grant date (not re-valued each reporting period).

The following table shows the impact on the Company’s statements of operations for each fiscal year ended December 31 had the Company accounted for the stock options in accordance with U.S. GAAP under SFAS 123(R). All stock-based compensation expense has previously been included in “Consulting fees” and “Management services”. The balance sheet would have reflected a reclass during each fiscal year ended December 31 in the amount of the adjustments detailed below. Upon adoption of U.S. GAAP, the Company recorded a one time cumulative adjustment to increase retained earnings at January 1, 2011 by $31,151 with a corresponding decrease to contributed surplus for the same amount.

	Canadian GAAP	Adjustments	U.S. GAAP

Management services - year ended December 31, 2010	$(2,152)	$(32,430)	$(34,582)
Management services - year ended December 31, 2009	67,380	450	67,830
Management services - year ended December 31, 2008	167,172	407	167,579
Management services - year ended December 31, 2007	65,078	422	65,500
Management services - inception (April 2, 2004) to December 31, 2010	$297,478	$(31,151)	$266,327

Consulting fees - year ended December 31, 2007	$3,811,800	$-	$3,811,800
Consulting fees - inception (April 2, 2004) to December 31, 2010	$3,811,800	$-	$3,811,800

The following table sets forth the share-based compensation expense resulting from stock option grants, including those previously granted and vesting over time, which was recorded in the Company’s Statements of Operations for the years ended December 31, 2011, 2010, and 2009:

	Year Ended			Cumulative
	December 31,			April 25, 2005 (inception)
	2011	2010	2009	to December 31, 2011

Management services	$-	$(2,152)	$67,380	$297,478
Consulting fees	-	-	-	3,811,800
Modification of warrants - stock-based
compensation (Note 9)	622,364	882,464	1,243,124	3,941,028
Total	$622,364	$880,312	$1,310,504	$8,050,306

The following is a summary of the Company’s stock option activity for the years ended December 31, 2011 and 2010:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Number of Options	Exercise Price	Term	Value

Outstanding at December 31, 2009	2,000	$165.00
Cancellations	(2,000)	165.00
Outstanding at December 31, 2010 and 2011	-	$-	-	$-

Exercisable at December 31, 2011	-	$-	-	$-

Available for grant at December 31, 2011	20,000

On October 1, 2007, Mr. Rob Sandhu, the Company’s former President, Chief Executive and Operating Officer, Director, and Secretary was granted 2,000 stock options at an exercise price of $165 per share.  The options vested in equal installments of 333 every six months commencing April 1, 2008 and ending October 1, 2010.  On June 30, 2010, Mr. Sandhu resigned from all executive offices held with the Company and as a Director and his options were subsequently cancelled.

The Company does not repurchase shares to fulfill the requirements of options that are exercised. Further, the Company issues new shares when options are exercised.

9.    Warrants

On May 20, 2004, the Company completed a private placement of 114,000 units (the “Units”) of its securities at a price of $1.00 per Unit. Each Unit consisted of:

•	One share of the Company’s common stock, no par value per share;
•	One Class A Warrant exercisable at $10.00 per share until May 20, 2010;
•	One Class B Warrant exercisable at $50.00 per share until May 20, 2011; and
•	One Class C Warrant exercisable at $110.00 per share until May 20, 2012;

Originally, all of the warrants were to have become exercisable on May 20, 2007.

On March 19, 2007, the Company and each respective warrant holder agreed to postpone the vesting of the Company’s Class A, Class B and Class C warrants to May 20, 2008, November 20, 2008 and May 20, 2009, respectively.  All other terms of the warrant agreements remain unchanged and accordingly there was no change in the fair value to be recognized.

During 2008, the vesting dates were further extended from May 20, 2008 to November 20, 2008 with respect to the Class A Warrants, from November 20, 2008 to May 20, 2009 with respect to the Class B Warrants, and from May 20, 2009 to November 20, 2009 with respect to the Class C Warrants.

On May 19, 2009, the expiration dates were extended from May 20, 2010 to May 20, 2012 with respect to the Class A Warrants, from May 20, 2011 to May 20, 2013 with respect to the Class B Warrants, and from May 20, 2012 to May 20, 2014 with respect to the Class C Warrants.  Also, the vesting dates were extended from May 20, 2009 to May 20, 2011 with respect to the Class B Warrants, and from November 20, 2009 to November 20, 2011 with respect to the Class C Warrants.  All other terms of the warrant agreements remained unchanged.

The aggregate incremental fair value of the modification of the warrants made in 2008 and 2009 was $2,059,980 and $1,881,048, respectively. The fair value of the modified warrants were estimated as of the date of each modification using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2009 modification	2008 modification

Risk-free interest rate	1.51%	2.00%
Dividend yield	0.00%	0.00%
Volatility	143.83%	125.27%
Expected life	3 years	3.29 years

During the years ended December 31, 2011, 2010, and 2009, the Company recognized stock-based compensation of $622,364, $882,464, and $1,243,124, respectively, related to the modification of these warrants. See Note 8. Stock Options. At December 31, 2011, all warrants are fully vested and exercisable and there is no unrecognized stock-based compensation that will be recognized in future periods.

The following table summarizes warrant-related activity for the years ended December 31, 2011, and 2010:

						Weighted
						Average
			Outstanding at		Outstanding at	Remaining Contractual
	Exercise	Expiration	December 31,		December 31,	Life (Years) at
Class	Price	Date	2009	Exercised	2010 and 2011	December 31, 2011

A	$ 10.00	May 20, 2012	114,000	(6,000)	108,000	0.4
B	50.00	May 20, 2013	114,000	-	114,000	1.4
C	110.00	May 20, 2014	114,000	-	114,000	2.4
			342,000	(6,000)	336,000	1.4
The weighted average exercise price of the warrants is $57.50 per share.

The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

Cash received from warrants exercised during the years ended December 31, 2011, 2010, and 2009 was $nil, $60,000, and $nil, respectively.

10.    Capital Stock

On November 29, 2010, 15,000 shares of common stock were issued in an administrative error. In April 2011, the Company returned the stock certificate to the transfer agent for cancellation and returned the shares to the treasury. The issuance of these shares did not impact the weighted average number of common shares outstanding.

11.    Share Repurchase Option

The Company holds an irrevocable right to repurchase all or a portion of the 300,000 shares of common stock owned by two of its Directors for a price of $1.00 per share.  The right can be exercised by the Company at any time and at its sole discretion.  The Company is not obligated to repurchase the common shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals).  The repurchase right held by the Company will continue with respect to and for so long as any of the 300,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company.  The Company may exercise its share repurchase option as to some or all of the common shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase.  The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the common shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations.

12    Income Taxes

The reconciliation of income tax provision computed at Canadian statutory rates of 26.5% (2010 – 28%; 2009 - 30%) to the reported income tax provision is as follows:

	2011	2010	2009

Income tax benefit computed at Canadian statutory rates	$210,177	$263,300	$404,600
Stock-based compensation	(164,926)	(246,500)	(393,200)

	45,251	16,800	11,400
Change in future income taxes resulting from enacted tax rate reduction	(9,483)	(1,800)	(4,300)
Change in valuation allowance	(35,768)	(15,000)	(7,100)

Income tax provision	$-	$-	$-

The components of the future income tax assets are as follows:

	2011	2010

Non-capital losses	$351,843	$314,717
Oil and gas property interests	133,630	27,580
	485,473	342,297

Appropriate tax rate	25%	25%

Income tax asset	121,368	85,600
Valuation allowance	(121,368)	(85,600)

	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $351,843.  The losses expire as follows:

2014	$5,147
2015	56,870
2026	35,162
2027	73,391
2028	73,625
2029	38,149
2030	32,373
2031	37,126

$351,843

13.    Related Party Transactions

During 2011, the Company entered into three note payable agreements totaling $70,000 with a related party by common directors (see Note. 7 Notes Payable). During the year ended December 31, 2011, the Company recorded interest expense of $1,489, related to the Notes Payable, all of which was included in accrued interest at December 31, 2011.

Included in accrued liabilities at December 31, 2011 and 2010, is $24,000 which is owed to a related party pursuant to the Property Option Agreement.  The Option Holder was not a related party at the time of the signing of the Property Option Agreement. See Note 6. Oil and Gas Property Interests.

The Company believes that the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

14.    Subsequent Events

On February 7, 2012, the Company surrendered its rights and obligations to three Alberta Crown and Natural Gas leases for the combined annual lease payment amount of $1,120.

On February 8, 2012, the Company’s rights and obligations to three Alberta Crown and Natural Gas leases expired for the combined annual lease payment amount of $2,240.

On March 8, 2012, the Company’s rights and obligations to one Alberta Crown and Natural Gas lease expired for the annual lease payment amount of $1,344.

On March 22, 2012, the Company’s rights and obligations to four Alberta Crown and Natural Gas leases expired for the combined annual lease payment amount of $3,096.

On March 22, 2012, the Company entered into a $4,000 loan agreement with an unrelated third party.  The loan bears interest at the Bank of Canada Prime Rate plus 1%.  The borrower may repay the entire loan including the outstanding interest at anytime by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment.

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

Giant Resources Inc. SEC File No. 333-125381 Registrant

Dated: April 30, 2012

Signed: /s/ Michael Nott
Michael Nott
Director, Chairman, President,
Chief Executive and Operating
Officer and Secretary

Dated: April 30, 2012

Signed: /s/ Robert Coale
Robert Coale
Director

Dated: April 30, 2012

Signed: /s/ Ron Daems
Ron Daems
Director