Form 20-F
period 2012-12-31
Giant Resources Inc.
filed 2013-04-25
CIK 1327926

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

877-261-0074

Telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

There were 86,472,794 shares of the registrant’s common stock outstanding as of December 31, 2012 and April 16, 2013. There were no preferred shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐Yes No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐  No ☒

2

GIANT RESOURCES INC.

FORM 20-F ANNUAL REPORT 2012

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

In this Annual Report, the “Company”, ”Giant Resources Inc.”, “Giant”, "we", "our", and "us", refer to Giant Resources Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta, T3H 3C8.

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

--- Not applicable ---

ITEM 2. Offer Statistics and Expected Timetable.

--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A. Selected Financial Data

Set forth in the following table is selected financial data with respect to our financial condition and results of operation for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 and was derived from the audited financial statements of the Company and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

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

	Year Ended December 31,
	2012	2011	2010	2009	2008
Operating revenues	$–	–	$–	$–	$–
Loss from operations	$(65,758)	(660,100)	$(912,722)	$(1,347,026)	$(1,437,061)
Net loss	$(310,247)	(793,120)	$(940,265)	$(1,348,653)	$(1,433,874)
Net loss per share - basic and diluted	$(0.01)	(1.75)	$(2.08)	$(3.02)	$(3.21)

	As of December 31,
	2012	2011	2010	2009	2008
Total assets	$63,643	$250,143	$359,938	$346,707	$353,034
Net assets	$(93,501)	$127,628	$298,384	$298,335	$336,486
Working capital (deficit)	$(144,986)	$(115,614)	$(56,296)	$(36,584)	$38,344
Capital stock	$4,546,073	$4,456,955	$4,456,955	$4,396,955	$4,396,955
Shares of common stock outstanding	86,472,794	452,759	467,759	446,759	446,759
Dividends declared	$–	$–	$–	$–	$–

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

The exchange rate (represented as the amount of US$ that CDN$1.00 would be converted to) as of April 16, 2013, the latest practicable date, was USD: $0.9775.

The monthly high and low exchange rates for the previous six months:

	December	November	October	September	August	July
	2012	2012	2012	2012	2012	2012
High for Period	1.02	1.01	1.02	1.03	1.01	1.00
Low for Period	1.00	1.00	1.00	1.01	1.00	0.98

The average rate for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month during the period.

	Year Ended December 31,
	2012	2011	2010	2009	2008
Average for Period	1.00	0.99	1.02	1.14	1.07

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

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and harm the trading of our common shares if a market ever develops.

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

We have limited finances and require additional funding in order to accomplish our exploration, development and acquisition objectives. There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion. There is also no assurance that our oil and natural gas exploration activities will produce commercially viable reserves. Our efforts to extract oil and gas may be unprofitable. Because we currently do not have any cash flow from operations, we need to raise additional capital which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4. We are heavily dependent on contracted third parties and upon Michael Nott, who is our Director, Chief Executive Officer, President and Secretary. The loss of Mr. Nott, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan and continue our operations until we found a suitable replacement.

We are dependent on the continued contributions of Michael Nott, whose knowledge and leadership would be difficult to replace. Our success is also heavily dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. We do not currently have any agreements in place with either Mr. Nott or third parties under which we can ensure that we will have sufficient expertise to undertake our planned exploration program. We do not maintain any key person insurance on Mr. Nott. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Nott.

5. We are highly dependent on our Officers and Directors.

Each of our Officers and Directors are responsible for an important sector of our operations. Although we believe that we have significant depth at all levels of management, the loss of any of our Officers and Directors could be detrimental to our operations. We do not have, and do not plan to obtain, “key man” life insurance on any of our officers and directors.

6. Volatility of oil and gas prices and markets, over which we have no control, could make it difficult for us to achieve profitability and investors are likely to lose their investment in our common shares.

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

7. Drilling wells is speculative, often involving significant costs that are difficult to project and may be more than our estimates. Unsuccessful drilling of wells or successful drilling of wells that are, nonetheless, unprofitable, are likely to reduce the profitability of our business and negatively affect our results of operations.

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

8. The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

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

9. If we commence drilling, we do not currently have any contracts with equipment providers. We may face the unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services which could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget and, as a result, negatively impact our financial condition and results of operations.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could negatively impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and the personnel, services and products of other vendors. Increased drilling activity in these areas may also decrease the availability of rigs. We do not currently have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

10. We are subject to complex laws and regulations, including environmental regulations, which can significantly increase our costs and possibly force our operations to cease.

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

11. The potential profitability of oil and gas ventures depends upon various factors beyond the control of our company, which, may materially affect our financial performance.

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

We have incurred net losses of $8,846,929 from April 2, 2004 (inception) to December 31, 2012. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in order to fund our operations for the next twelve months. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our Company.

13. If we do not maintain our property option agreements on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the respective property.

If we do not remain current with our property option agreement we may lose our ability to explore and develop the properties and we will not retain interest in the properties.

14. We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience in locating and commercializing oil and natural gas reserves and, as a result, we may fail in our ability to maintain or expand our business.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

15. Since our Directors work for other natural resource exploration companies, their activities for those companies may involve a conflict of interest with regard to their time, could slow down our operations or negatively affect our profitability.

Our Officers and Directors are not required to work exclusively for us and do not devote all of their time to our operations. In fact, our Directors work for other natural resource exploration companies. Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies. Their other activities prevent them from devoting full-time attention to our operations which could slow our operations and may reduce our financial results. It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

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

We do not have any employees. Our only Officer works on our business one day per week and our Directors spend one hour a week on our business. With practically no personnel, we have a limited ability to monitor our operations, such as the progress of oil and gas exploration, and to respond to inquiries from third parties, such as regulatory authorities or potential business partners. Though we may rely on third party service providers, such as accountants and lawyers, to address some of our matters, until we raise additional capital or generate revenue, we will have to rely on consultants and third party service providers to monitor our operations, which will increase our expenses and have a negative effect on our results of operations.

RISKS RELATING TO OUR COMMON SHARES

17. We may, in the future, issue additional common shares, which would reduce shareholders’ percentage of ownership and may dilute our share value.

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

18. Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

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

19. We have registered 228,000 common shares underlying our warrants that may be available for future sale. The sale of these shares may depress the market price of our common shares and shareholders could suffer a loss on their investment.

As of April 16, 2013, we had warrants outstanding to purchase an aggregate of 228,000 common shares. We have registered the 228,000 common shares underlying the warrants and all of these warrants will be freely tradable under U.S. federal law until May 20, 2013 with respect to the 114,000 Class B warrants, and November 20, 2013 with respect to the 114,000 Class C warrants. If such warrants are exercised in full and converted to common shares, our shareholders may experience a decline in the price of our common shares as such common shares are sold into the open market. If such decline in the price of our common shares were to materialize, shareholders could suffer a loss on their investment.

20. We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As an issuer incorporated in Canada, we will be required to prepare our financial statements in accordance with US GAAP. In addition, as a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

21. Because we do not intend to pay any cash dividends on our common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

22. We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

23. Because we are incorporated in Canada under the Canadian Business Corporations Act and all of our assets and a majority of our Officers and Directors are located outside the United States, it may be difficult for an investor to enforce any judgments obtained against us or any of our Officers and Directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, a majority of our Officers and Directors are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officers or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officers predicated upon the securities laws of the United States or any state thereof.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Giant Resource Exploration Inc., (the “Company”) is a Company principally engaged in the acquisition and exploration of oil and gas properties. The Company was incorporated under the Federal laws of Canada pursuant to the Canada Business Corporations Act on April 2, 2004. The office is located at Suite 4010 – 246 Stewart Green S.W., Calgary, Alberta, T3H 3C8 and the telephone number is 877-261-0074.

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

On September 22, 2011, our Board of Directors (the “Board”) approved an amendment to our Articles of Incorporation reflecting a name change from Giant Oil & Gas Inc. to Giant Resources Inc.

4.B. Business Overview

We are a company in the early stages of engaging in the exploration and development of oil and gas properties. To accomplish our objective, our strategy is to acquire exploration prospects and if warranted and feasible, development of oil and gas properties. No commercially viable natural gas and oil deposits may exist on our properties. Our plan of operations is to carry out geological analysis of our properties in order to ascertain whether they possess deposits of natural gas and oil. We can provide no assurance to investors that our properties contain commercially viable natural gas and oil deposits until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we definitely have no known reserves on our properties.

For the period from inception (April 2, 2004) to December 31, 2012, we did not generate any revenue.

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILABILTY OF RAW MATERIALS

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties throughout the year due to seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies, personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

COMPETITION

The oil and gas exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies that have significantly greater personnel, financial, managerial, and technical resources. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

4.C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

4.D. Property, Plant And Equipment

CORPORATE OFFICES

We do not own any real property. We currently rent our corporate headquarters at 246 – Stewart Green S.W., Suite 4010 Calgary, AB, T3H3C8 Road N.W., Calgary, Alberta T2N 3P7 on a month to month basis. We do not have any policies regarding investments in real estate, securities or other forms of property.

On June 6, 2012 the Company entered into a Property Option Agreement with Black Rock Energy  (the “Optionor”) to obtain an undivided right, title and interest in a property in exchange for Fifty Million shares of common stock and Royalty payments equal to Five Percent (5%) based upon the Petroleum Substances in situ within, upon or under the property. Additionally, the Company agrees to additional payments to Optionor and to incur expenditures related to exploration and development. The following is a schedule of the required payments and expenditures:

Due Date	Option Payment	Required Expenditures
June 6, 2013	$25,000	$100,000
June 6, 2014	25,000	250,000
June 6, 2015	50,000	500,000
June 6, 2016	75,000	750,000
June 6, 2017	100,000	750,000
Total	$275,000	$2,350,000

ITEM 4A. UNRESOLVED STAFF COMMENTS

--- Not applicable ---

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 should be read in conjunction with the financial statements of the Company and the notes thereto.

Certain statements contained in the MD&A and elsewhere in this 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above.

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

We did not earn any revenues during the years ended December 31, 2012, 2011, or 2010. We do not anticipate earning revenues until such time as we have entered into commercial production of any future oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas on any future properties, or if such resources are discovered, that we will enter into commercial production of any oil and gas properties.

Results of Operations for Fiscal Year 2012 vs. Fiscal Year 2011

Operating Expenses

A summary of our operating expense for the years ended December 31, 2012 and 2011 was as follows:

	Year Ended
	December 31,		Increase /
	2012	2011	(Decrease)
Operating expense
Professional fees	$25,573	$31,015	$(5,442)
Stock-based compensation	1,000	–	1,000
Consulting Fees	33,919	–	33,919
Modification of warrants - stock-based compensation	–	622,364	(622,364)
Listing and filing fees	148	1,853	(1,705)
Transfer agent fees	2,287	2,041	246
Office and sundry	2,831	2,827	4
Total operating expense	$65,758	$660,100	$(594,342)

Professional Fees

During the year ended December 31, 2012, professional fees were $25,573 compared to $31,015 in the prior year ended December 31, 2011. The decrease of $5,442 is substantially due to a reduction in audit and other professional services required compared to the prior year. The $10,344 reduction in these fees was partially offset by an increase of administration fees of $4,902. Consulting fees of $33,919 were paid in 2012 to third party service providers primarily to assist in accessing oil sands opportunities that fit the parameters of the Company. Consulting fees for this purpose were not paid in the year 2011.

Stock-Based Compensation

For the years ended December 31, 2012, and 2011 $1,000, and $0 was recognized for stock-based compensation respectively.

Other Expense

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

Originally, all of the warrants were to have become exercisable on May 20, 2007. On March 19, 2007, the vesting dates of the warrants were extended to May 20, 2008, November 20, 2008 and May 20, 2009, respectively. All other terms of the warrant agreements remain unchanged and accordingly there was no change in the fair value to be recognized.

During 2008, the vesting dates of the warrants were further extended from May 20, 2008 to November 20, 2008 with respect to the Class A Warrants, from November 20, 2008 to May 20, 2009 with respect to the Class B Warrants, and from May 20, 2009 to November 20, 2009 with respect to the Class C Warrants.

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

During the years ended December 31, 2012, 2011, and 2010, the Company recognized stock-based compensation of $ 0, $622,364, and $882,464, respectively, related to the modification of these warrants. At December 31, 2012, all unexpired warrants are fully vested and exercisable and there is no unrecognized stock-based compensation that will be recognized in future periods.

Miscellaneous Income

During the year ended December 31, 2012, income of $2,509 was recorded. This income arose from refunds received related to transactions recorded in prior years.

Surrendered Oil and Gas Property Interests

During the year ended December 31, 2012, surrendered oil and gas property interests were $243,242 compared to $133,630 in the prior year. During 2012 all remaining leases with the Province of Alberta were either surrendered or allowed to expire due to the lack of potential for unconventional tight gas sands. During the year ended December 31, 2012, the Company wrote off a total of $243,242 related to these leases that were surrendered and expired. The Company no longer holds any interest in these properties and all amounts paid for the leases are non-refundable.

Results of Operations for Fiscal Year 2011 vs. Fiscal Year 2010

Operating Expenses

A summary of our operating expense for the years ended December 31, 2011 and 2010 was as follows:

	Year Ended
	December 31,		Increase /
	2011	2010	(Decrease)
Operating expense
Professional fees	$31,015	$26,470	$4,545
Stock-based compensation	–	(2,152)	2,152
Modification of warrants - stock-based compensation	622,364	882,464	(260,100)
Listing and filing fees	1,853	1,209	644
Transfer agent fees	2,041	75	1,966
Office and sundry	2,827	4,656	(1,829)
Total operating expense	$660,100	$912,722	$(252,622)

Professional Fees

During the year ended December 31, 2011, professional fees were $31,015 compared to 26,470 in the prior year. The increase of $4,545 is substantially due to the Company entering into a Consulting Services Agreement with an unrelated third party for a comprehensive suite of services provided to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. Included in professional fees for the year ended December 31, 2011, is $10,188. Offsetting this increase is a decrease in audit fees of approximately $7,800 incurred during fiscal year 2011 compared to 2010.

Other Expense

Modification of Warrants – Stock-Based Compensation

For the years ended December 31, 2011 $0 was recognized for stock-based compensation. During the year ended December 31, 2010 income of $(2,152) was recognized for stock-based compensation due to the reversal of stock-based compensation expense as a result of the cancellation of unvested stock options previously granted to one of our officers and directors, upon his resignation in June 2010.

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

We have members on our Board of Directors who have extensive experience in the oil and gas industry, however, exploration activities of properties without any proven reserves require a considerable amount of time and money, and the subsequent return on investment for our shareholders would be very long term indeed. Should we make a finding of natural gas we would consider our alternatives to such finding, including the possibility of selling any findings to a major oil and gas company. By selling our findings to another oil and gas company, we would provide an immediate return to our shareholders without the long time frame and cost of putting an oil or gas operation into operation ourselves, and it would also provide future capital for us to continue operations.

The accompanying financial statements have been prepared assuming we will continue as a going concern.  We have incurred cumulative losses of $8,846,929 through December 31, 2012 and had a working capital deficiency of $144,986.  Therefore, current cash on hand is not sufficient for the next twelve months to sustain our plan of operations. We shall require additional funding and we anticipate that such funding will be in the form of private or public equity from the sale of our common shares. However, there is no assurance that such additional funds will be available for us to finance our operations on acceptable terms, if at all.  We cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common shares to fund additional phases of any exploration program, should we decide to proceed. We believe that debt financing will not be an alternative for funding any further phases in our exploration program. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable operation can be demonstrated. We do not have any arrangements in place for any future equity financing. If we are unable to raise additional capital or generate positive cash flow, it is unlikely that we will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We expect that we will need approximately $204,000 to fund our operations during the next twelve months, which primarily consists of the costs associated with maintaining an office.

•	$125,000 in connection with property acquisitions, annual minimum lease payments and exploration expenditures;

•	$79,000 for operating expenses, including working capital and general, administrative and professional legal and accounting expenses associated with our being a reporting issuer under the Securities Exchange Act of 1934.

Our principal source of liquidity is cash in the bank. At December 31, 2012, we had a cash balance of $7,187. Since our incorporation we have financed our operations primarily pursuant to private placements (see “Private Placements” below), from the exercise of stock options and warrants, and the issuance of notes payable.

Net cash used in operating activities was $69,863, $45,844, and $40,052 for the years ended December 31, 2012, 2011 and 2010, respectively. Cash used in operating activities substantially reflects the amounts paid for professional fees and other office related expenses.

Net cash used in investing activities was $0, $22,192, and $22,990 for the years ended December 31, 2012, 2011, and 2010, respectively. There were no annual property lease payments in 2012. During 2011, we incurred $22,192 related to the annual property lease payments. During 2010, we incurred $39,461 related to the annual property lease payments and $7,529 in geological and geophysical costs. Offsetting the total $46,990 paid for oil and gas property interests during 2010 is proceeds of $24,000 received pursuant to lease option payments. During the year 2012, this $24,000 was reclassified from deposit payable to Note payable.

Net cash provided by financing activities was $71,224, $70,000, and $60,000 for the years ended December 31, 2012, 2011, and 2010, respectively. During fiscal year 2012, the Company received and repaid $4,000 pursuant to the issuance of a note payable and issued a note payable with proceeds of $34,591.

During fiscal 2012 the Company received proceeds of $36,633 for the issuance of 36 million shares of common stock from Private Placements and the exercise of stock options and the Company received the cash equivalent of $51,485 for 50,000,000 shares of the common stock issued for a property option agreement.

During fiscal year 2011, we received proceeds pursuant to the issuance of an aggregate of $70,000 related to three notes payable (see “Notes 7 in financial statements”). During fiscal year 2010, we received proceeds of $60,000 from the exercise of warrants.

Private Placements

See Footnote 10 in the Financial Statement Footnotes.

Note Payable

See Footnote 7 Notes Payable in the Financial Statement Footnotes.

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

5.F. Contractual Obligations.

At December 31, 2012, we have no required annual lease payments.

Effective November 1, 2011, the Company entered into a Consulting Services Agreement with an unrelated third party for a comprehensive suite of services provided to the Company, including administrative, accounting, bookkeeping and services associated with regulatory filings. The Company pays $5,000 USD per month for such services. The agreement may be terminated by either party upon 30 days prior written notice.

On June 6, 2012 the Company entered into a Property Option Agreement with Black Rock Energy (“Optionor”) to obtain an undivided right, title and interest in a property in exchange for Fifty Million shares of common stock and Royalty payments equal to Five Percent (5%) based upon the Petroleum Substances in situ within, upon or under the property. Additionally, the Company agrees to additional payments to Optionor and to incur expenditures related to exploration and development. Refer to Financial Notes “Oil and Gas Property Interests”.

At December 31, 2012 we had trade payables of $13,883 and accrued liabilities of $9,949. All of these obligations are unsecured and due in less than one year.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding the members of our Board of Directors and our Executive Officer as of April 16, 2013:

Name	Positions and Offices Held
Michael Nott	Director, President, Chief Executive and Operating Officer and Secretary
Robert Coale	Director

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

Michael Nott is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999.  From August 2006 until June 2008 he has also served as a Director of Power Resource Explanation Inc., a publicly traded oil and natural gas exploration company.  Currently Mr. Nott is an Operations Geologist with Santos Ltd. in the Gunnedah Appraisal Group working on coalbed methane gas projects in the Gunnedah Basin SE Queensland, Australia. Prior to that, he worked as an Operations Geologist with Encana Oil & Gas in the Horn River Group working on shale gas projects in NE British Columbia. From 2006 to 2008, he worked as a project geologist in the Unconventional Gas Research Group with the Alberta Research Council which is primarily involved with the research and testing of Coal Bed Methane and Shale gas.  From 1999 to 2006, he worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta.  He has field experience across North America including Alberta, Saskatchewan, NE British Columbia, New Brunswick and Colorado.  Mr. Nott graduated from the University of New Brunswick with a Bachelor of Science degree in Geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta. Effective June 30, 2010, Mr. Nott was appointed President, Chief Executive and Operating Officer, and Secretary of the Company.

Robert Coale has been a Director of the Company since April 2004. Currently Mr. Coale is the President and Director of Patriot Gold Corp. as well as Director of Rush Exploration Inc.; both of which are publicly traded exploration companies. He is also technical advisor to Premium Exploration Inc. and a past Director of American Goldfields Inc. and Franciso Gold Corporation. He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

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

6.B. Compensation

Cash Compensation

None of our Officers or Directors received or earned any cash compensation or bonus for services rendered during the fiscal year ended December 31, 2012.

Except as describe herein, our Officer or Directors have not received or earned any compensation or bonus for services rendered in the fiscal year ended December 31, 2012.We do not maintain key-man life insurance for our Executive Officer or Directors.

Equity Compensation

At the Company’s Annual General Meeting held June 23, 2006, a majority of the Company’s shareholders approved the Company’s 2006 stock option plan. The stock option plans provides for the granting of up to a maximum of 50,000 common stock options. To date, 50,000 options have been granted under the 2006 stock option plan, none of which are outstanding at December 31, 2012. As of December 31, 2012, the Company has no stock options available for future grant under the 2006 stock option plan.

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

6.E. Share Ownership

As of April 16, 2013, there are no Directors and Senior Management who beneficially own the Company's voting securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has one shareholder who beneficially owns more than 5% of the issued shares. As of April 16, 2013, Black Rock Energy beneficially owns an aggregate 50,000,000 shares, or 57.8% of the common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

On June 6, 2012, the Company entered into a Property Option Agreement whereby 50,000,000 common shares were issued as consideration for entering into a property option agreement to transfer property pursuant to the terms and conditions outlined therein.

On August 24, 2012, 160,000 shares owned by Robert Coale were transferred to an unrelated third party.

On August 24, 2012, 140,000 shares owned by Michael Nott were transferred to an unrelated third party.

7.A.1.c. Different Voting Rights.

Our major shareholders do not have voting rights that differ from the other holders of our common shares.

7.A.2. Share Ownership.

On April 16, 2013, the Company had 86,472,794 shares of common shares outstanding which were held by approximately 67 registered stockholders of record. Of these, 5 registered stockholders holding 19 shares have addresses in the United States.

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

On August 24, 2012, 160,000 shares owned by Robert Coale were transferred to an unrelated third party.

On August 24, 2012, 140,000 shares owned by Michael Nott were transferred to an unrelated third party.

On May 9, 2011, August 26, 2011 and November 9, 2011, we entered into note agreements with a prior related party by common directors, whereby we issued notes in the amounts of $50,000, $10,000 and $10,000, respectively (collectively “Notes”). The Notes bears interest at the Bank of Canada Prime Rate plus 1%. We may repay the Notes, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Notes are payable on demand by the Lender. As of December 31, 2012, the lender is no longer a related party.

On June 14, 2010 the Company entered into a Property Option Agreement with an unrelated party. On December 13, 2010, the transaction became related due to the appointment of a common Director to the Company and in August 2012, the accrued liability was converted to a note payable. As of November 7, 2012, the Option holder is no longer a related party due to the resignation of directorship with the Company.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2012 and 2011, no amounts were owed to Senior Management or Directors. There have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

8.B. Significant Changes

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2012	$0.10	$0.0001
2011	$7.50	$0.02
2010	$35.00	$6.00
2009	$51.00	$14.00
2008	$301.00	$18.00

2.	High and low market prices for each full financial quarter during the two most recent full financial years and the first quarter of 2013:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2013	First Quarter of 2013	$ 0.10	$ 0.10
2012	Fourth Quarter of 2012	$ 0.10	$ 0.0001
	Third Quarter of 2012	$ 0.02	$ 0.02
	Second Quarter of 2012	$ 0.02	$ 0.02
	First Quarter of 2012	$ 0.02	$ 0.02
2011	Fourth Quarter of 2011	$ 1.50	$ 0.02
	Third Quarter of 2011	$ 6.00	$ 1.00
	Second Quarter of 2011	$ 7.00	$ 6.00
	First Quarter of 2011	$ 7.50	$ 6.00

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price	Low Price
March 2013	$ 0.10	$ 0.10
February 2013	$ 0.10	$ 0.10
January 2013	$ 0.10	$ 0.10
December 2012	$ 0.10	$ 0.10
November 2012	$ 0.10	$ 0.0001
October 2012	$0.02	$ 0.0001

9.C. Markets

Admission to Quotation on the OTC Markets

Our stock began trading on the OTC Bulletin Board in April 2007. On January 30, 2012, our trading symbol was changed to GIREF:OTC.BB to reflect the name change to Giant Resources Inc.

There is currently very little public trading market for our securities. As a result, a market may never develop or if developed may not be maintained. As a result an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

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

In 2010, the new “OTC Markets” quotation tiers began replacing the former OTCBB. The OTC Markets launched the OTCQB marketplace to help investors easily identify SEC reporting companies and regulated banks that are current with their disclosure obligations. Issuers on the OTCQB must be fully reporting and current in their reporting obligations with the SEC. Although, the entire Over the Counter is regulated by the SEC and FINRA, the OTC Markets and the OTCBB are both now privately owned and merely serve as quotation mediums. The OTC Markets is more user friendly, factually up-to-date and accurate than the website for the OTCBB. Over the Counter quotes can be found at www.otcmarkets.com and the companies trading on the OTCQB have the exact same standards as the OTCBB. Through the progressive changes of the OTC Markets platform, the Company’s stock is now quoted on the OTC:QB, as well as the OTC:BB.

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

Powers of Directors

The Directors of the Company are empowered under Schedule C to the Articles of Incorporation to (1) borrow money upon the credit of the Company; (2) issue, reissue, sell or pledge the debt obligations of the Company; (3) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of the Company, including, without limitation, real and personal property, movable and immovable property, tangible and intangible assets, book debts, right, powers, franchises and undertakings, to secure any obligation of the Company. The Company’s Articles of Incorporation and By-Laws do not place any restrictions on the voting powers of interested directors. With respect to the Directors of the Company, Section 3 of the By-Laws of the Company provides that, as long as an interested director has complied with the applicable provisions of the Canada Business Corporations Act, any director shall not be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any director or in which any director is in any way interested be liable to be voided, nor shall any director so contracting or interested be liable to account to the Company for any profit realized from such contract or arrangement by reason of that director or officer holding that office or of the fiduciary relationship thereby established provided that such officer or director shall have complied with the provisions of the Canada Business Corporations Act.

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

10.D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Material Income Tax Considerations” above for additional discussion on tax matters.

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

10.E. Taxation

NOTHING HEREIN SHOULD BE RELIED UPON, INTERPRETED AS LEGAL OR TAX ADVICE AND SHAREHOLDERS SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO SHAREHOLDERS.

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who is, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), at all relevant times a resident in the United States, and is not deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2012. Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

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

ITEM 15. CONTROLS AND PROCEDURES

(A) Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, as applicable, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2012.

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

(D) Changes in Internal Controls over Financial Reporting

As of December 31, 2012, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that from January 1, 2012 through December 31, 2012 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2012, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors is empowered to appoint an Audit Committee for the Corporation. Currently the Board of Directors functions as the Audit Committee. We believe that the Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors. The Audit Committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

The following table presents aggregate fees for professional services rendered by RBSM LLP for the audit of our financial statements for the fiscal year ended December 31, 2012 and 2011. The fees set forth below include an estimate of year-end audit fees:

	Year Ended December 31,
	2012	2011
Audit fees	$9,949	$16,000
Audit-related fees	–	–
Tax fees	–	–
Total fees	$9,949	$16,000

Audit Fees

Audit Fees for the years ended December 31, 2012 and 2011 consist of the aggregate fees incurred by RBSM LLP for the audit of the our financial statements included in our Annual Report.

There were no audit-related fees, tax fees, or other fees billed by RBSM LLP for the years ended December 31, 2012 and 2011.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In March, 2011, our Board of Directors approved the appointment of RBSM LLP as our independent accountants to audit our financial statements and dismissed BDO Canada, Chartered Accountants, as our independent accountants.

During our most recent fiscal year, and any subsequent interim periods preceding the change in accountants, there were no disagreements with our current or our predecessor auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report on the financial statements prepared by BDO Canada and Smythe Ratcliffe LLP, Chartered Accountants, for the last fiscal year did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report on our financial statements for the year ended December 31, 2010 contained an explanatory paragraph in respect to uncertainty as to our ability to continue as a going concern. The decision to change independent accountants was based on the determination by our board of directors that such a step was appropriate given the growth of our company and the related growth in our demands, and that such expertise required can be provided by a national accounting firm. There were no events that led to disagreements or differences of opinion between the Company and the former accountant.

We have engaged the firm of RBSM LLP, as of March, 2012. During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, BDO Canada LLP and Smythe Ratcliffe LLP were not consulted on any matter relating to application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on the OTCBB and OTC:QB and, although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the SEC’s requirements as if we were a U.S. domestic issuer.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 18.

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report. The audit report of RBSM LLP, is included herein immediately preceding the audited financial statements.

ITEM 19. EXHIBITS

Exhibit Numbers	Description of Document
(1)1.1	Articles of Incorporation of the Company
(1)1.2	Articles of Amendment
(1)1.3	By-Laws of the Company
(1)2.1	Specimen Common Stock Certificate
(1)2.2	Form of Class A Warrant
(1)2.3	Form of Class B Warrant
(1)2.4	Form of Class C Warrant
(1)2.5	Agreement between the Company and Robert Coale dated May 7, 2004
(2)2.7	Form of Warrant Extension letter agreement dated March 19, 2007
(3)2.8	Form of Warrant Extension letter agreement dated March 19, 2008
(4)2.9	Form of subscription agreement dated April 18, 2008
(6)11.1	Code of Ethics
*12.1	Certification of Principal Executive and Financial Officer
*13.1	Section 1350 Certification

*101.INS	XBRL Instance Document
*101.SCH	XBRL Schema Document
*101.CAL	XBRL Calculation Linkbase Document
*101.DEF	XBRL Definition Linkbase Document
*101.LAB	XBRL Label Linkbase Document
*101.PRE	XBRL Presentation Linkbase Document

* Filed herewith.

(1)	Previously filed with the Company’s registration statement on Form F-1, Registration No. 333-125381, submitted to the SEC on May 21, 2005.

(2)	Previously filed with the Company’s form 6-K submitted to the SEC on March 23, 2007.

(3)	Previously filed with the Company’s form 6-K submitted to the SEC on April 7, 2008.

(4)	Previously filed with the Company’s form 6-K submitted to the SEC on April 28, 2008.

(5)	Previously filed with the Company’s registration statement filed on Form F-1/A, Registration No. 333-125381 submitted to the SEC on September 7, 2005.

(6)	Previously filed with the Company’s registration statement on Form 20-F, Registration No. 333-125381, submitted to the SEC on June 30, 2006.

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Resources Inc. SEC File No. 333-125381 Registrant

Dated: April 25, 2013

Signed: /s/ Michael Nott

Michael Nott

Director, Chairman, President,

Chief Executive and Operating

Officer and Secretary

Dated: April 25, 2013

Signed: /s/ Robert Coale

Robert Coale

Director

Dated: April 25, 2013

PART III

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1

Balance Sheets as of December 31, 2012 and 2011	F-2

Statements of Operations for the Years Ended December 31, 2012, 2011, 2010 and the Cumulative Period from Inception (April 2, 2004) to December 31, 2012	F-3

Statements of Stockholders’ Equity (Deficiency) from April 2, 2004 (Inception) to December 31, 2012	F-4

Statements of Cash Flows for the Years Ended December 31, 2012, 2011, 2010 and the Cumulative Period from Inception (April 2, 2004) to December 31, 2012	F-5

Notes to Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Giant Resources Inc.

We have audited the accompanying balance sheets of Giant Resources Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations, stockholder’s equity, and cash flows for the each of the three years in the period ended December 31, 2012 and the period April 2, 2004 (date of inception) through December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Giant Resources Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 and the period April 2, 2004 (date of inception) through December 31, 2012, are in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is an exploration stage company and has not yet generated any revenues and has an accumulated deficit of $ 8,846,929 as of December 31, 2012. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, New York

April 25, 2013

GIANT RESOURCES INC.

(Formerly "Giant Oil & Gas Inc.")

(An Exploration Stage Company)

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

(Expressed in Canadian Dollars)

	2012	2011

ASSETS

Current assets
Cash	$7,187	$5,826
Goods and services tax receivable	–	1,075
Prepaid expenses	4,971	–
Total Current Assets	12,158	6,901

Oil and Gas Property Interests (note 6)	51,485	243,242

Total Assets	$63,643	$250,143

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY

Current Liabilities
Accounts payable	$13,883	$11,026
Accrued liabilities (note 13)	9,949	40,000
Accrued interest (note 7)	4,721	1,489
Notes payable (note 7)	128,591	70,000
Total current liabilities	157,144	122,515

STOCKHOLDERS' (DEFICIENCY) EQUITY

Common Stock: no par value; unlimited shares authorized, 86,472,794 and 452,759 shares issued and outstanding at December 31, 2012 and 2011, respectively	4,546,073	4,456,955
Contributed Surplus	4,207,355	4,207,355
Deficit accumulated during the exploration stage	(8,846,929)	(8,536,682)
Total stockholders' (deficiency) equity	(93,501)	127,628

Total Liabilities and Stockholders' Equity	$63,643	$250,143

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCES INC.

(Formerly "Giant Oil & Gas Inc.")

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, 2010, AND FOR THE

PERIOD FROM APRIL 2, 2004 (INCEPTION) TO DECEMBER 31, 2012

(Expressed in Canadian Dollars)

	Year Ended December 31,			Cumulative April 2, 2004 (inception) to December 31,
	2012	2011	2010	2012
Operating Expense
Professional fees	$25,573	$31,015	$26,470	$193,943
Directors' fees	–	–	–	19,500
Stock based compensation (note 8)	1,000	–	(2,152)	267,327
Consulting fees (note 8)	33,919	–	–	3,857,604
Modification of warrants - stock- based compensation (note 9)	–	622,364	882,464	3,941,028
Listing and filing fees	148	1,853	1,209	47,175
Transfer agent fees	2,287	2,041	75	4,459
Rent	–	–	–	7,546
Office and sundry	2,831	2,827	4,656	89,219
Total Operating Expense	65,758	660,100	912,722	8,427,801

Loss From Operations	(65,758)	(660,100)	(912,722)	(8,427,801)

Other Income (Expense)
Interest expense	(3,269)	(1,819)	–	(4,131)
Foreign exchange gain (loss)	(487)	(17)	37	(15,500)
Income from liability settlement	–	2,446	–	2,446
Miscellaneous income	2,509	–	–	2,509
Surrendered oil and gas property interests (note 6)	(243,242)	(133,630)	(27,580)	(404,452)
Total Other Expense	(244,489)	(133,020)	(27,543)	(419,128)

Net Loss for the Year	$(310,247)	$(793,120)	$(940,265)	$(8,846,929)

Basic and Diluted Net Loss Per Share	$(0.01)	$(1.75)	$(2.08)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	49,034,999	452,759	451,740

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCES INC.

(Formerly "Giant Oil & Gas Inc.")

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' (DEFICIENCY) EQUITY

FROM APRIL 2, 2004 (INCEPTION) TO DECEMBER 31, 2012

(Expressed in Canadian Dollars)

	Common Stock		Contributed	Deficit Accumulated During the Exploration	Total Stockholders' Equity
	Shares	Amount	Surplus	Stage	(Deficiency)

Balance, April 2, 2004	–	$–	$–	$–	$–
Shares of common stock issued to directors for cash at $0.01 per share on May 7, 2004	300,000	3,000	–	–	3,000
Private placement, common shares and warrants issued for cash at $1.00 per share on May 20, 2004	114,000	114,000	–	–	114,000
Private placement, common shares issued for cash at $10.00 per share on June 7, 2004	1,603	16,030	–	–	16,030
Rounding due to reverse 1-for-100 stock split on October 17, 2011	32	–	–	–	–
Net loss for the period	–	–	–	(5,880)	(5,880)
Balance, December 31, 2004	415,635	133,030	–	(5,880)	127,150
Net loss for the year	–	–	–	(57,123)	(57,123)
Balance, December 31, 2005	415,635	133,030	–	(63,003)	70,027
Net loss for the year	–	–	–	(38,649)	(38,649)
Balance, December 31, 2006	415,635	133,030	–	(101,652)	31,378
Exercise of stock options in February 2007	30,000	4,162,560	(3,811,800)	–	350,760
Stock-based compensation	–	–	3,876,878	–	3,876,878
Net loss for the year	–	–	–	(3,950,269)	(3,950,269)
Balance, December 31, 2007	445,635	4,295,590	65,078	(4,051,921)	308,747
Private placement, common shares issued for cash at $90.00 per share on April 18, 2008	1,124	101,365	–	–	101,365
Stock-based compensation	–	–	1,360,248	–	1,360,248
Net loss for the year	–	–	–	(1,433,874)	(1,433,874)
Balance, December 31, 2008	446,759	4,396,955	1,425,326	(5,485,795)	336,486
Stock-based compensation (notes 8 and 9)	–	–	1,310,504	–	1,310,504
Net loss for the year	–	–	–	(1,348,653)	(1,348,653)
Balance, December 31, 2009	446,759	4,396,955	2,735,830	(6,834,448)	298,337
Warrants exercised (note 9)	6,000	60,000	–	–	60,000
Issuance of common stock (note 10)	15,000	–	–	–	–
Stock-based compensation (notes 8 and 9)	–	–	880,312	–	880,312
Net loss for the year	–	–	–	(940,265)	(940,265)
Balance, December 31, 2010	467,759	4,456,955	3,616,142	(7,774,713)	298,384
Cancellation of common stock (note 10)	(15,000)	–	–	–	–
Stock-based compensation (notes 8 and 9)	–	–	622,364	–	622,364
Cumulative adjustment for transition from Canadian GAAP to U.S. GAAP, effective January 1, 2011 (notes 2, 3, and 8)	–	–	(31,151)	31,151	–
Net loss for the year	–	–	–	(793,120)	(793,120)
Balance, December 31, 2011	452,759	4,456,955	4,207,355	(8,536,682)	127,628
Issuance of common stock for cash (note 10)	36,000,000	35,633	–	–	35,633
Issuance of common stock for property option (note 6)	50,000,000	51,485	–	–	51,485
Exercise of stock options (note 8)	20,000	2,000	–	–	2,000
Certificate rounding arising from reverse split Dec 13, 2011	35	–	–	–	–
Net loss for the year	–	–	–	(310,247)	(310,247)
Balance, December 31, 2012	86,472,794	$4,546,073	$4,207,355	$(8,846,929)	$(93,501)

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCES INC.

(Formerly "Giant Oil & Gas Inc.")

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, 2010, AND FOR THE PERIOD

FROM APRIL 2, 2004 (INCEPTION) TO DECEMBER 31, 2012

(Expressed in Canadian Dollars)

	Year Ended December 31,			Cumulative April 2, 2004 (inception) to December 31,
	2012	2011	2010	2012
Cash flows from operating activities
Net loss for the period	$(310,247)	$(793,120)	$(940,265)	$(8,846,929)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation (notes 8 and 9)	1,000	622,364	880,312	8,020,155
Surrendered oil and gas property interests (note 6)	243,242	133,630	27,580	404,452
Gain on extinguishment of debt	–	(2,446)	–	(2,446)
Changes in operating assets and liabilities:
Decrease (increase) in goods and services tax receivable	1,075	(834)	3,486	–
Decrease (increase) in prepaid expenses	(4,971)	1,155	–	(4,971)
Increase (decrease) in accounts payable	2,857	(6,082)	(9,165)	14,432
Decrease in accrued liabilities	(6,051)	(2,000)	(2,000)	(34,057)
Increase in accrued interest	3,232	1,489	–	4,721
Net cash used in operating activities	(69,863)	(45,844)	(40,052)	(444,643)

Cash flows from investing activities
Proceeds from assignment of oil and gas property interests (note 6)	–	–	24,000	54,331
Expenditures on oil and gas property interests (note 6)	–	(22,192)	(46,990)	(388,880)
Net cash used in investing activities	–	(22,192)	(22,990)	(334,549)

Cash flows from financing activities
Issuance of common stock for cash (note 10)	35,633	–	–	270,028
Issuance of common stock upon exercise of warrants and stock options (notes 8 and 9)	1,000	–	60,000	411,760
Proceeds from notes payable to stockholder (note 7)	34,591	70,000	–	104,591
Net cash provided by financing activities	71,224	70,000	60,000	786,379

Increase (decrease) in cash	1,361	1,964	(3,042)	7,187

Cash at beginning of period	5,826	3,862	6,904	–

Cash at end of period	$7,187	$5,826	$3,862	$7,187
			–

Supplemental disclosure of cash flow information:
Interest paid in cash	$71	$329	$–	$400
Income taxes paid in cash	$–	$–	$–	$–

Supplemental disclosure of non-cash transactions:
Investment in oil and gas property interest included in accounts payable	$–	$–	$349	$–
Reclass of deposit payable to note payable	$24,000	$–	$–	$24,000
Issuance of common stock for acquisition of property option	$51,485	$–	$–	$51,485

The accompanying notes are an integral part of these financial statements.

GIANT RESOURCE EXPLORATION, INC.

(Formerly “Giant Oil & Gas Inc.”)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

1.	Description of Business

Giant Resource Exploration Inc. (the “Company) is an exploration stage company engaged in the acquisition, exploration, and development of oil and gas property interests in North America.

Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board effective January 1, 2011.

The Company determined that adopting accounting principles generally accepted in the United States (“U.S. GAAP”) at this time rather than IFRS would be less disruptive and less costly as we have prepared U.S. GAAP reconciliations in the notes to the financial statements, and the Company’s systems are set-up to capture U.S. GAAP information. As permitted by the Securities Exchange Commission, the Company adopted U.S. GAAP for financial reporting purposes effective January 1, 2011. All historical amounts presented have been restated to reflect U.S. GAAP (see Note 3. Summary of Significant Accounting Policies). The Company will continue to monitor developments in IFRS standards, and its intent will be to move to IFRS if and when adopted in the United States.

On September 13, 2011, at the Company’s Annual General Meeting and Special Meeting of Shareholders (“Annual Meeting”), the Company’s shareholders of record as of August 10, 2011, owning a majority of the Company’s issued and outstanding shares of common stock, authorized the Company’s officers to effect a name change of the Company and to execute a reverse stock split of its common stock on the basis of one share for up to one hundred shares to occur within twelve months of the date of the Annual Meeting. On September 22, 2011, the Company’s Board of Directors (the “Board”) approved an amendment to the Company’s Articles of Incorporation reflecting a name change to Giant Resource Exploration Inc. and the implementation to effect a one-for-one-hundred reverse stock split with all fractional shares being rounded up to the nearest whole share (the “Reverse Split”). The record date for the Reverse Split was set as of October 17, 2011, subject to regulatory approval.

The Reverse Split was declared effective by the Financial Industry Regulatory Authority (“FINRA”) on December 13, 2011. All share and per share amounts have been retrospectively restated to reflect the Reverse Split.

2.	Going Concern Uncertainties

The Company is an exploration stage company, has not generated any revenues, has an accumulated deficit of $8,846,929 as of December 31, 2012, and does not have positive cash flows from operating activities. At December 31, 2012, the Company had a working capital deficiency of $144,986. The Company will require additional financing or outside participation to undertake further acquisitions and exploration and subsequent development of future oil and gas property interests and to meet its administrative overhead costs in 2013.

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

Transition from Canadian GAAP to U.S. GAAP

Adoption of U.S. GAAP resulted in a cumulative adjustment to increase retained earnings at January 1, 2011 by $31,151 with a corresponding decrease to contributed surplus for the same amount. Please refer to “Stock-Based Compensation” below and Note 8 - Stock Options.

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

All capitalized costs of oil and gas property interests, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves once proved reserves are determined to exist. The Company has not yet obtained reserve reports because it is still in the exploration stage. Management is assessing geographic and production data to determine the need for reserves studies. As of December 31, 2012, 2011 and 2010 no amortization of capitalized costs of oil and gas properties was recorded.

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

Asset Retirement Obligation (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability can be reasonably estimated. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The ARO consists of costs related to the plugging of wells, removal of facilities and equipment and site restoration on its oil and gas properties. The capitalized amount is depleted on a unit-of-production basis based upon proven oil and gas reserves. The asset retirement liability is increased each reporting period due to the passage of time and is accreted to operating expense over the useful life of the related asset. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. As of December 31, 2012, the Company does not have an ARO.

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

During each of the years ended December 31, 2012, 2011, and 2010, the Company recorded a net loss. Therefore, the issuance of shares of common stock from the exercise of stock options or warrants would be anti-dilutive and therefore basic and diluted net loss per share is the same for those periods.

Excluded from the computation of diluted net loss per share for both of the years ended December 31, 2012 and 2011, because their effect would be anti-dilutive, are warrants to acquire 228,000 shares at December 31, 2012 at a weighted-average exercise price of $80.00 per share and 336,000 shares at December 31, 2011 of common stock at a weighted-average exercise price of $57.50 per share.

For purposes of earnings per share computations, shares of common stock that are issuable at the end of a reporting period are included as outstanding.

All share and per share amounts reflect the 1-for-100 reverse stock split effective October 17, 2011.

Following is the computation of basic and diluted net loss per share for the years ended December 31, 2012, 2011 and 2010:

	Year Ended
	December 31,
	2012	2011	2010

Numerator - net loss	$(310,247)	$(793,120)	$(940,265)

Denominator - weighted average number of common shares outstanding - basic and diluted	49,034,999	452,759	451,740

Basic and diluted net loss per common share	$(0.01)	$(1.75)	$(2.08)

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

6. Oil and Gas Property Interests

Following is the aggregate amount of capitalized costs relating to unproven oil and natural gas acquisition and exploration activities and the aggregate amount of surrendered interests at December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Balance, beginning of the year	$243,242	$354,680

Lease and acquisition costs	51,485	22,192
Geological and geophysical costs	–	–
Total costs for the year	51,485	22,192

Surrendered oil and gas property interests	(243,242)	(133,630)

Balance, end of the year	$51,485	$243,242

Acquisition and Disposition of Interests

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

On August 15, 2012 a property option agreement was terminated by the optionee as conditions precedent were not met. A total of $24,000 were received as deposits towards the option payment. The Company agreed to issue a note payable for $24,000 to refund the deposits paid, as per the terms of the agreement.

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

During 2012, the Company surrendered leases with the Province of Alberta due to the lack of potential for economically viable production. During the year ended December 31, 2012, the Company wrote off a total of $243,242 related to these leases that were surrendered and expired. The Company no longer holds any interest in these properties and all amounts paid for the leases are non-refundable.

On June 6, 2012 the Company entered into a Property Option Agreement with Black Rock Energy (“Optionor”) to obtain an undivided right, title and interest in a property in exchange for Fifty Million shares of common stock and Royalty payments equal to Five Percent (5%).  The value of the common stock was $0.001 (USD) per share as reflected by the proceeds from the sale of 36 million shares in private placement sales (see note 10) that took place at substantially the same time as the Property Option Agreement. The value of the option agreement is $51,485. In addition to the shares of common stock, the Company agrees to additional payments to Optionor and to incur expenditures related to exploration and development. The following is a schedule of the required payments and expenditures:

Due Date	Option Payment	Required Expenditures
June 6, 2013	$25,000	$100,000
June 6, 2014	25,000	250,000
June 6, 2015	50,000	500,000
June 6, 2016	75,000	750,000
June 6, 2017	100,000	750,000
Total	$275,000	$2,350,000

7. Notes Payable

On May 9, 2011, August 26, 2011, and November 9, 2011, the Company entered into note agreements with a prior related party by common directors, whereby the Company issued notes payable in the amounts of $50,000, $10,000, and $10,000, respectively (collectively “Notes Payable”). The Notes Payable bear interest at the Bank of Canada Prime Rate plus 1%. The Company may repay the Notes Payable, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Notes Payable are payable on demand by the Lender. As of December 31, 2012, the lender is no longer a related party. See Note 13. Related Party Transactions.

On August 15, 2012 the Company entered into a note agreement with a related party by common directors whereby the Company issued a note payable (the “Note Payable”) in the amount of $24,000. This note was issued for deposits received in the amount of $24,000 towards an option agreement. The deposits were originally recorded as part of accounts payable. The option agreement was terminated and the Company agreed to issue a note payable in the amount of $24,000 to refund the deposits paid. The Note Payable bears interest at the Bank of Canada Prime Rate plus 1%. The Company may repay the Note Payable, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Note Payable is payable on demand by the lender. As of December 31, 2012, the lender is no longer a related party.

On December 13, 2012 the Company entered into a note agreement with an, unrelated third party whereby the Company issued a note payable (the “Note Payable”) in  the amounts of $34,591. The Note Payable bears interest at the Bank of Canada Prime Rate plus 1%. The Company may repay the Note Payable, including accrued interest, at anytime by advising the Lender of such intent to repay 15 days prior to the anticipated date of repayment. The Notes Payable are payable on demand by the lender.

During the year ended December 31, 2012 and 2011, the Company recorded interest expense of $3,231 and $1,489 respectively, related to the Notes Payable. At December 31, 2012 and 2011, accrued interest related to the Notes Payable was $4,721 and $1,489, respectively.

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

The following tables set forth the share-based compensation expense resulting from stock option grants, including those previously granted and vesting over time, which was recorded in the Company’s Statements of Operations for the years ended December 31, 2012, 2011, and 2010.

	Canadian GAAP	Adjustments	U.S. GAAP
Stock based compensation - year ended December 31, 2010	$(2,152)	$(32,430)	$(34,582)
Stock based compensation - year ended December 31, 2009	67,380	450	67,830
Stock based compensation - year ended December 31, 2008	167,172	407	167,579
Stock based compensation - year ended December 31, 2007	65,078	422	65,500
Stock based compensation - inception (April 2, 2004) to December 31, 2010	$297,478	$(31,151)	$266,327

Consulting fees - year ended December 31, 2007	$3,811,800	$–	$3,811,800
Consulting fees - inception (April 2, 2004) to December 31, 2010	$3,811,800	$–	$3,811,800

	Year Ended December 31,			Cumulative April 2, 2004 (inception)
	2012	2011	2010	to December 31,
Stock based compensation	$1,000	$–	$(2,152)	$267,327
Consulting fees	33,919	–	–	3,857,604
Modification of warrants - stock-based compensation (Note 9)	–	622,364	882,464	3,941,028
Total	$34,919	$622,364	$880,312	$8,065,959

The following is a summary of the Company’s stock option activity for the years ended December 31, 2012 and 2011:

Weighted
Average
		Weighted	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Options	Exercise Price	Term	Value
Outstanding at December 31, 2010 and 2011	$–	$–	$–	$–

Available for grant at December 31, 2011	20,000	$0.05

Granted and exercised November 6, 2012	(20,000)	$0.05	–	$–

Exercisable at December 31, 2012	–	$–	–	$–

Available for grant at December 31, 2012	–

The Common Stock contribution from the exercise of these options totaled $2,000. $1,000 was paid in cash at exercise of the options and $1,000 was recorded as Stock-Based Compensation.

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

During the years ended December 31, 2012, 2011, and 2010, the Company recognized stock-based compensation of $0, $622,364, and $882,464 respectively, related to the modification of these warrants. See Note 8. Stock Options. As of December 31, 2011, all warrants were fully vested and exercisable therefore no unrecognized stock-based compensation that will be recognized after December 31, 2011.

The following table summarizes warrant-related activity for the years ended December 31, 2012, and 2011:

							Weighted
							Average
			Outstanding at			Outstanding at	Remaining Contractual
	Exercise	Expiration	December 31,			December 31,	Life (Years) at
Class	Price	Date	2011	Exercised	Expired	2012	December 31, 2012

A	$ 10.00	May 20, 2012	108,000	-	(108,000)	-	0
B	50.00	May 20, 2013	114,000	-	0	114,000	0.4
C	110.00	May 20, 2014	114,000	-	0	114,000	1.4
			336,000	-	(108,000)	228,000	0.9

							Weighted
							Average
			Outstanding at			Outstanding at	Remaining Contractual
	Exercise	Expiration	December 31,			December 31,	Life (Years) at
Class	Price	Date	2010	Exercised	Expired	2011	December 31, 2011

A	$ 10.00	May 20, 2012	108,000	-	-	108,000	0.4
B	50.00	May 20, 2013	114,000	-	-	114,000	1.4
C	110.00	May 20, 2014	114,000	-	-	114,000	2.4
			336,000	-	-	336,000	1.4

The weighted average exercise price of the warrants as of December 31, 2012 is $80.00 per share and $57.50 per share as of December 31, 2011.

The Company has the right, at its sole discretion, to accelerate the maturity date and to lower the exercise price of all of the warrants.

Cash received from warrants exercised during the years ended December 31, 2012, 2011, and 2010 was $0, $0 and $60,000, respectively.

10. Capital Stock

On November 29, 2010, 15,000 shares of common stock were issued in an administrative error. In April 2011, the Company returned the stock certificate to the transfer agent for cancellation and returned the shares to the treasury. The issuance of these shares did not impact the weighted average number of common shares outstanding.

During 2012 the Company issued a total of 86,020,000 shares of common stock. 50,000,000 shares were issued in conjunction with the Property Option Agreement detailed in Note 6. The Company issued 36,000,000 shares in private placements for total proceeds of $35,633. These private placements were comprised of four corporations purchasing 3,000,000 shares each and six individuals who purchased 4,000,000 shares each. 20,000 shares were purchased by two investors exercising stock options of 10,000 each. See Note 8.

11. Share Repurchase Option

The Company holds an irrevocable right to repurchase all or a portion of the 300,000 shares of common stock owned by two of its Directors for a price of $1.00 per share. The right can be exercised by the Company at any time and at its sole discretion. The Company is not obligated to repurchase the common shares at any time or for any reason (such as termination of employment, a change of control of the Company or failure to reach performance goals). The repurchase right held by the Company will continue with respect to and for so long as any of the 300,000 shares issued to these directors are held by them (or any of their affiliates or family members), and will survive any such director’s resignation as an officer or director of the Company. The Company may exercise its share repurchase option as to some or all of the common shares held, directly or indirectly, by these directors by delivering a notice of such exercise to such director(s) not less than seven calendar days prior to the closing of such repurchase. The directors agree that they shall not, directly or indirectly, sell, exchange, pledge, hypothecate, transfer, gift, grant an irrevocable proxy with respect to, devise, assign or in any other way dispose of, encumber or grant a security interest in any of the common shares or any interest therein. The directors also agree and acknowledge that said restriction is in addition to all applicable securities laws and regulations. As of August 2012 the shares were gifted to an unrelated third party. The Company no longer has the option to repurchase the stock.

12. Income Taxes

The reconciliation of income tax provision computed at Canadian statutory rates of 25% (2011 – 26.5%; 2010 - 28%) to the reported income tax provision is as follows:

	2012	2011	2010

Income tax benefit computed at Canadian statutory rates	$82,216	$210,177	$404,600
Stock-based compensation	(530)	(164,926)	(393,200)

	81,686	45,251	11,400
Change in future income taxes resulting from enacted tax rate reduction	(37,530)	(9,483)	(4,300)
Change in valuation allowance	(44,156)	(35,768)	(7,100)

Income tax provision	$–	$–	$–

The components of the future income tax assets are as follows:

	2012	2011

Non-capital losses	$418,850	$351,843
Oil and gas property interests	243,242	133,630
	662,092	485,473

Appropriate tax rate	25%	25%

Income tax asset	165,524	121,368
Valuation allowance	(165,524)	(121,368)

	$–	$–

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has accumulated non-capital losses for income tax purposes of $419,850. The losses expire as follows:

2014	$5,147
2015	56,870
2026	35,162
2027	73,391
2028	73,625
2029	38,149
2030	32,373
2031	37,126
2032	67,007

$419,850

13. Related Party Transactions

During 2011, the Company entered into three notes payable agreements totaling $70,000 with a related party by common directors (see Note. 7 Notes Payable). During the year ended December 31, 2012 and 2011, the Company recorded interest expense of $2,800 and $1,489 respectively, related to the Notes Payable, all of which was included in accrued interest at December 31, 2012. As of December 31, 2012, the lender is no longer a related party.

Included in Notes Payable at December 31, 2012 and in accrued liabilities in 2011, is $24,000 which is owed pursuant to a property option agreement. On June 14, 2010 the Company entered into a Property Option Agreement with an unrelated party. On December 13, 2010, the transaction became related due to the appointment of a common Director to the Company and in August 2012, the accrued liability was converted to a note payable for $24,000 to refund the deposits paid. As of November 7, 2012, the Option holder is no longer a related party due to the resignation of directorship with the Company. Oil and Gas property interests. During 2012, $363 of interest expense was accrued related to this note and is included in the balance of $4,721 of accrued interest.

The Company believes that the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

14. Subsequent Events

On January 10, 2013, the Company entered into a $40,000 loan agreement with an unrelated third party. The loan bears interest at the Bank of Canada Prime Rate plus 1%. The borrower may repay the entire loan including the outstanding interest at any time by advising the lender of such intent to repay 15 days prior to the anticipated date of repayment.

